As filed with the Securities and Exchange Commission on October 13, 2021

Registration No. 333-259117

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

PRE-EFFECTIVE

AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

LAKELAND BANCORP, INC.

(Exact name of registrant as specified in its charter)

New Jersey	6021	22-2953275
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	I.R.S. Employer Identification Number)

250 Oak Ridge Road

Oak Ridge, New Jersey 07438

(973) 697-2000

(Address, including ZIP Code, and telephone number, including area code, of registrant’s principal executive offices)

Thomas J. Shara

President and Chief Executive Officer

Lakeland Bancorp, Inc.

250 Oak Ridge Road

Oak Ridge, New Jersey 07438

(973) 697-2000

(Name, address, including ZIP Code, and telephone number, including area code, of agent for service)

Copies to:

John J. Gorman Marc P. Levy Gregory M. Sobczak Luse Gorman, PC 5335 Wisconsin Avenue, N.W., Suite 780 Washington, D.C. 20015 (202) 274-2000

Timothy J. Matteson, Esq.

Executive Vice President,

Chief Administrative Officer,

General Counsel and

Corporate Secretary

Lakeland Bancorp, Inc.

250 Oak Ridge Road

Oak Ridge, New Jersey 07438

(973) 697-2000

Robert F. Mangano

President and

Chief Executive Officer and

Frank E. Lawatsch, Jr.

Senior Vice President and Counsel

1st Constitution Bancorp

2650 Route 130

P.O. Box 634

Cranbury, New Jersey 08512

(609) 655-4500

Scott Warren Goodman Gretchen Blauvelt-Marquez Day Pitney LLP One Jefferson Road Parsippany, New Jersey 07054 (973) 966-6300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of this registration statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the SEC, acting pursuant to such Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. A registration statement relating to the shares of Lakeland Bancorp, Inc. common stock to be issued in the merger has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This joint proxy statement/prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS—SUBJECT TO COMPLETION

DATED OCTOBER 13, 2021

MERGER AND SHARE ISSUANCE PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Shareholder:

On July 11, 2021, the boards of directors of Lakeland Bancorp, Inc. (which we refer to in this document as “Lakeland”) and 1st Constitution Bancorp (which we refer to in this document as “1st Constitution”) each unanimously approved an Agreement and Plan of Merger (which we refer to in this document as the “merger agreement”). Under the merger agreement, 1st Constitution will merge with and into Lakeland, with Lakeland as the surviving company in the merger (the “merger”). Immediately following the merger, 1st Constitution’s wholly-owned subsidiary, 1st Constitution Bank, will merge with and into Lakeland’s wholly-owned subsidiary, Lakeland Bank, with Lakeland Bank as the surviving bank.

Under the terms of the merger agreement, if the merger is completed, the shareholders of 1st Constitution will receive 1.3577 shares of Lakeland common stock for each outstanding share of 1st Constitution common stock that they own at the effective time of the merger (other than shares (i) held by 1st Constitution as treasury stock, or (ii) owned directly or indirectly by Lakeland or 1st Constitution or any of their respective subsidiaries (other than, in the case of clause (ii), shares in trust accounts, managed accounts and the like for the benefit of customers or shares held in satisfaction of a debt previously contracted) (such shares being referred to in this document as “excluded shares”)). On July 9, 2021, which was the last trading date preceding the public announcement of the proposed merger, the closing price of Lakeland’s common stock was $17.33, which, after giving effect to the 1.3577 exchange ratio, would result in merger consideration with an implied value of approximately $23.53 per share. As of October 8, 2021, the latest practicable date prior to the mailing of this joint proxy statement/prospectus, the closing price of Lakeland’s common stock was $18.21, which, after giving effect to the 1.3577 exchange ratio, would result in merger consideration with an implied value of approximately $24.72 per share. Lakeland’s common stock is listed on The Nasdaq Global Select Market under the symbol “LBAI.” 1st Constitution’s common stock is listed on The Nasdaq Global Market under the symbol “FCCY.” The market prices of both Lakeland common stock and 1st Constitution common stock are likely to fluctuate before the completion of the merger; therefore, we urge you to obtain current market quotations for Lakeland common stock and 1st Constitution common stock.

The maximum number of shares of Lakeland common stock estimated to be issuable upon completion of the merger is approximately 14.2 million, based on the exchange ratio of 1.3577 and the number of shares of 1st Constitution common stock outstanding as of the date of filing of this document and the number of shares issuable upon the exercise of outstanding options. Following the completion of the merger, former 1st Constitution shareholders will hold approximately 22% of Lakeland’s common stock, based on the exchange ratio of 1.3577 and such estimated maximum number of shares. Additionally, as described in more detail elsewhere in this joint proxy statement/prospectus, under the terms of the merger agreement, if the average price of Lakeland common stock over a specified period of time decreases below certain specified thresholds, 1st Constitution would have a right to terminate the merger agreement, unless Lakeland elects to increase the exchange ratio, which would result in additional shares of Lakeland common stock being issued.

We cannot complete the merger without your approval. At our respective virtual special meetings, in addition to other business, Lakeland will ask its shareholders to approve the issuance of its common stock to holders of 1st Constitution common stock pursuant to the merger agreement, and 1st Constitution will ask its shareholders to approve the merger agreement and the merger. Each of our boards of directors unanimously recommends that you vote “FOR” each of the proposals to be considered at the respective virtual shareholder meetings.

The Lakeland special meeting will be held virtually via the internet on December 3, 2021 at 10:00 a.m., Eastern Time.

The 1st Constitution special meeting will be held virtually via the internet on December 3, 2021 at 10:00 a.m., Eastern Time.

This joint proxy statement/prospectus provides you with detailed information about the merger agreement and the merger. It also contains information about Lakeland and 1st Constitution and certain related matters. You are encouraged to read this joint proxy statement/prospectus carefully. In particular, you should read the “Risk Factors” section beginning on page 23 for a discussion of the risks you should consider in evaluating the proposed merger and how it will affect you. You can also obtain information about Lakeland and 1st Constitution from documents that have been filed with the Securities and Exchange Commission that are incorporated into this joint proxy statement/prospectus by reference.

Your vote is very important. Whether or not you plan to attend the Lakeland special meeting or the 1st Constitution special meeting virtually via the internet, please take the time to vote by completing and mailing the enclosed proxy card to us, or by calling the toll-free telephone number or by using the internet as described in the instructions included with the enclosed proxy card.

Thomas J. Shara	Robert F. Mangano
President and Chief Executive Officer	President and Chief Executive Officer
Lakeland Bancorp, Inc.	1st Constitution Bancorp

Neither the Securities and Exchange Commission, nor any bank regulatory agency, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of Lakeland common stock to be issued in the merger are not savings accounts, deposits or other obligations of a bank or depository institution and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This joint proxy statement/prospectus is dated                 , 2021, and is first being mailed to Lakeland Bancorp, Inc. and 1st Constitution Bancorp shareholders on or about                 , 2021.

LAKELAND BANCORP, INC.

20 Oak Ridge Road

Oak Ridge, New Jersey 07438

NOTICE OF VIRTUAL SPECIAL MEETING OF SHAREHOLDERS

To be Held on December 3, 2021

To the Shareholders of Lakeland Bancorp, Inc.:

NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Lakeland (which we refer to in this document as the “Lakeland special meeting”) will be held virtually via the internet on Friday, December 3, 2021, at 10:00 a.m., Eastern Time, for the following purposes:

1. To approve the issuance of Lakeland common stock to holders of 1st Constitution common stock pursuant to the Agreement and Plan of Merger, dated as of July 11, 2021, between Lakeland Bancorp, Inc. and 1st Constitution Bancorp (which we refer to in this document as the “Lakeland share issuance proposal”); and

2. To transact such other business as shall properly come before the special meeting, which may include a motion to adjourn the meeting to another time or place in order to solicit additional proxies in favor of the Lakeland share issuance proposal (which we refer to in this document as the “Lakeland adjournment proposal”).

Due to the continuing public health impact of the COVID-19 pandemic and to support the well-being of our shareholders and employees, we are holding the Lakeland special meeting in a virtual meeting format exclusively by webcast.

The board of directors of Lakeland has fixed the close of business on October 8, 2021 as the record date for the Lakeland special meeting. Only holders of record of Lakeland common stock as of the close of business on the record date for the Lakeland special meeting are entitled to notice of the Lakeland special meeting or any adjournment or postponement thereof.

Whether or not you contemplate attending the Lakeland special meeting virtually via the internet, please take the time to vote by completing, signing, dating and returning the enclosed proxy card to Lakeland in the enclosed postage-paid envelope or by submitting a proxy through the internet or by telephone as described on the enclosed proxy card. You will be able to attend the Lakeland special meeting virtually, ask questions and vote during the meeting by first registering at “register.proxypush.com/LBAI”. A confirmation email will be sent to you following your registration. Approximately one hour prior to the meeting another email will be sent to you with a unique link to join the meeting. Please have your control number, which can be found on your proxy card, notice or voting instruction form, to register for the meeting. See “Questions and Answers about the Merger and the Special Meetings” for more information, including technical support information for the virtual Lakeland special meeting.

The Lakeland board of directors unanimously recommends that shareholders vote “FOR” the Lakeland share issuance proposal and “FOR” the Lakeland adjournment proposal.

Your vote is important. We cannot complete the transactions contemplated by the merger agreement unless Lakeland shareholders approve the Lakeland share issuance proposal. Assuming a quorum is present, a majority of the votes cast by the holders of Lakeland common stock entitled to vote on such proposal at the Lakeland special meeting is required to approve the Lakeland share issuance proposal.

By Order of the Board of Directors,

Timothy J. Matteson, Esq.
Corporate Secretary

                , 2021

1ST CONSTITUTION BANCORP

2650 Route 130

Cranbury, New Jersey 08512

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To be Held on December 3, 2021

To the Shareholders of 1st Constitution Bancorp:

NOTICE IS HEREBY GIVEN that a special meeting of shareholders of 1st Constitution (which we refer to in this document as the “1st Constitution special meeting”) will be held virtually via the internet on Friday, December 3, 2021 at 10:00 a.m., Eastern Time, for the following purposes:

1. To approve the Agreement and Plan of Merger, dated as of July 11, 2021, between Lakeland Bancorp, Inc. and 1st Constitution Bancorp and the merger of 1st Constitution Bancorp with and into Lakeland Bancorp, Inc. as contemplated thereby (which we refer to in this document as the “1st Constitution merger proposal”).

2. To approve, on a non-binding advisory basis, the compensation that may become payable to the named executive officers of 1st Constitution in connection with the merger (which we refer to in this document as the “1st Constitution merger-related compensation proposal”); and

3. To transact such other business as shall properly come before the special meeting, which may include a proposal to adjourn the 1st Constitution special meeting to another time or place, if necessary or advisable, including to solicit additional proxies in favor of the 1st Constitution merger proposal (which we refer to in this document as the “1st Constitution adjournment proposal”

Due to the continuing public health impact of the COVID-19 pandemic and to support the well-being of our shareholders and employees, we are holding the 1st Constitution special meeting in a virtual meeting format exclusively by webcast.

The board of directors of 1st Constitution has fixed the close of business on October 8, 2021 as the record date for the 1st Constitution virtual special meeting. Only holders of record of 1st Constitution common stock as of the close of business on the record date for the 1st Constitution special meeting are entitled to notice of the 1st Constitution special meeting or any adjournment or postponement thereof.

Whether or not you contemplate attending the 1st Constitution special meeting virtually via the internet, please take the time to vote by completing, signing, dating and returning the enclosed proxy card to 1st Constitution in the enclosed postage-paid envelope or by submitting a proxy through the internet or by telephone as described on the enclosed proxy card. You will be able to attend the special meeting virtually, ask questions and vote during the meeting by visiting https://web.lumiagm.com/230355398 and following the instructions. Please have your control number, which can be found below your account number on your proxy card, notice or voting instruction form, as well as the meeting password (1st2021), to access the meeting. See “Questions and Answers about the Merger and the Special Meetings” for more information, including technical support information for the virtual 1st Constitution special meeting.

The 1st Constitution board of directors unanimously recommends that shareholders vote “FOR” the 1st Constitution merger proposal, “FOR” the 1st Constitution merger-related compensation proposal and “FOR” the 1st Constitution adjournment proposal.

Your vote is important. We cannot complete the transactions contemplated by the merger agreement unless 1st Constitution shareholders approve the 1st Constitution merger proposal. Assuming a quorum is present, the affirmative vote of a majority of the votes cast at the 1st Constitution special meeting by the holders of shares entitled to vote on such proposal is required to approve the 1st Constitution merger proposal.

By Order of the Board of Directors,

Robert F. Mangano
President and Chief Executive Officer

                , 2021

REFERENCES TO ADDITIONAL INFORMATION

This joint proxy statement/prospectus provides you with detailed information about the merger agreement and the merger. The boards of directors of 1st Constitution and Lakeland encourage you to read this entire document carefully.

Both Lakeland and 1st Constitution file annual, quarterly and current reports, proxy statements and other business and financial information electronically with the Securities and Exchange Commission (which we refer to in this document as the “SEC”). In addition, this document incorporates important business and financial information about Lakeland and 1st Constitution by reference to documents filed with the SEC that have not been included in or delivered with this document. You can obtain any of the documents filed with or furnished to the SEC by Lakeland or by 1st Constitution at no cost from the SEC’s website at www.sec.gov. You will also be able to obtain these documents free of charge from Lakeland by accessing Lakeland’s website at www.lakelandbank.com or from 1st Constitution by accessing 1st Constitution’s website at www.1stconstitution.com. See “Where You Can Find More Information” on page 113.

You also may request orally or in writing copies of these documents at no cost by contacting the appropriate company at the following addresses:

Lakeland Bancorp, Inc. 250 Oak Ridge Road Oak Ridge, New Jersey, 07438 Attention: Timothy J. Matteson, Esq. Telephone: 973-697-2000	1st Constitution Bancorp 2650 Route 30 Cranbury, New Jersey 08512 Attention: Corporate Secretary Telephone: 609-655-4500

If you are a Lakeland shareholder or 1st Constitution shareholder and would like to request documents from Lakeland or 1st Constitution, please do so by November 26, 2021 to receive them before the Lakeland special meeting or the 1st Constitution special meeting, as applicable.

The information on Lakeland’s and 1st Constitution’s websites is not part of this document. References to Lakeland’s and 1st Constitution’s websites in this document are intended to serve as textual references only.

Neither 1st Constitution nor Lakeland has authorized anyone to provide you with any information other than the information contained in, or incorporated by reference into, this document. If someone provides you with other information, please do not rely on it as being authorized by 1st Constitution or Lakeland.

This joint proxy statement/prospectus has been prepared as of                 , 2021 and you should assume that the information in this joint proxy statement/prospectus is accurate only as of such date. Changes that may have occurred in the affairs of Lakeland or 1st Constitution or their respective subsidiaries since that date are not reflected in this document. Neither the mailing of this joint proxy statement/prospectus to holders of Lakeland common stock or holders of 1st Constitution common stock nor the issuance by Lakeland of shares of Lakeland common stock in connection with the merger will create any implication to the contrary.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in, or incorporated by reference into, this joint proxy statement/prospectus regarding Lakeland has been provided by Lakeland and information contained in, or incorporated by reference into, this joint proxy statement/prospectus regarding 1st Constitution has been provided by 1st Constitution.

i

ANNEXES:

A.	Agreement and Plan of Merger, with forms of the Bank Merger Agreement and the Voting Agreement attached.

B.	Opinion of Raymond James & Associates

C.	Opinion of Keefe, Bruyette & Woods, Inc.

ii

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETINGS

The following are answers to certain questions that you may have regarding the merger, the Lakeland special meeting or the 1st Constitution special meeting. We urge you to carefully read the remainder of this document because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the annexes to, and the documents incorporated by reference in, this document.

Q:	WHY AM I RECEIVING THIS DOCUMENT?

A.

You are receiving this document because you are either a shareholder of Lakeland as of October 8, 2021, the record date for the Lakeland special meeting, or a shareholder of 1st Constitution as of October 8, 2021, the record date for the 1st Constitution special meeting. This document is being used by the board of directors of Lakeland to solicit proxies from the shareholders of Lakeland for use at the virtual Lakeland special meeting, at which the Lakeland common shareholders will consider and vote on (i) approval of the issuance of Lakeland common stock to holders of 1st Constitution common stock pursuant to the merger agreement (which we refer to in this document as the “Lakeland share issuance proposal”) and (ii) approval to transact such other business as shall properly come before the Lakeland special meeting, which may include a motion to adjourn the meeting to another time or place in order to solicit additional proxies in favor of the Lakeland share issuance proposal (which we refer to in this document as the “Lakeland adjournment proposal”).

This document is also being used by the board of directors of 1st Constitution to solicit proxies of the shareholders of 1st Constitution for use at the virtual 1st Constitution special meeting, at which the 1st Constitution common shareholders will consider and vote on (i) approval of the merger agreement and the merger of 1st Constitution with and into Lakeland as contemplated thereby (which we refer to in this document as the “1st Constitution merger proposal”), (ii) approval, on a non-binding advisory basis, of the compensation that may become payable to the named executive officers of 1st Constitution in connection with the merger (which we refer to in this document as the “1st Constitution merger-related compensation proposal”), and (iii) approval to transact such other business as shall properly come before the 1st Constitution special meeting, which may include approval of the adjournment of the 1st Constitution special meeting to another time or place, if necessary or advisable, including to solicit additional proxies in favor of the 1st Constitution merger proposal (which we refer to in this document as the “1st Constitution adjournment proposal”). This document also serves as the prospectus for shares of Lakeland common stock to be issued in exchange for shares of 1st Constitution common stock in the merger.

Your vote is important. You should carefully read this entire joint proxy statement/prospectus and the other documents to which we refer you for a more complete understanding of the matters being considered at the Lakeland special meeting and the 1st Constitution special meeting. In addition, we incorporate important business and financial information about Lakeland and 1st Constitution into this joint proxy statement/prospectus by reference to other filings that Lakeland and 1st Constitution make with the SEC. You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 113 of this joint proxy statement/prospectus We encourage you to submit your proxy as soon as possible.

Q:	WHAT AM I BEING ASKED TO VOTE ON?

A:

For Lakeland Shareholders: You are being asked to vote on the Lakeland share issuance proposal. You are also being asked to vote on the Lakeland adjournment proposal. Completion of the merger is conditioned upon approval of the Lakeland share issuance proposal. Completion of the merger is not conditioned upon approval of the Lakeland adjournment proposal.

For 1st Constitution Shareholders: You are being asked to vote on the 1st Constitution merger proposal. You are also being asked to vote on the 1st Constitution merger-related compensation proposal and the 1st Constitution adjournment proposal. Completion of the merger is conditioned upon the approval of the 1st

Constitution merger proposal. Completion of the merger is not conditioned upon approval of the 1st Constitution merger-related compensation proposal or the 1st Constitution adjournment proposal.

Q:	WHAT VOTE DOES LAKELAND’S BOARD OF DIRECTORS RECOMMEND?

A:

Lakeland’s board of directors has determined that the proposed merger is in the best interests of Lakeland shareholders, has unanimously approved the merger agreement and the merger and unanimously recommends that Lakeland shareholders vote “FOR” the Lakeland share issuance proposal and “FOR” the Lakeland adjournment proposal.

Q:	WHAT VOTE DOES 1ST CONSTITUTION’S BOARD OF DIRECTORS RECOMMEND?

A:

1st Constitution’s board of directors has determined that the proposed merger is in the best interests of 1st Constitution shareholders, has unanimously approved the merger agreement and the merger and unanimously recommends that 1st Constitution shareholders vote “FOR” the 1st Constitution merger proposal, “FOR” the 1st Constitution merger-related compensation proposal, and “FOR” the 1st Constitution adjournment proposal.

Q:	WHAT WILL 1ST CONSTITUTION SHAREHOLDERS RECEIVE IN THE MERGER?

A:

If the merger is completed, holders of 1st Constitution common stock will receive 1.3577 (which we refer to in this document as the “exchange ratio”) shares of Lakeland common stock (which we refer to in this document as the “merger consideration”) for each share of 1st Constitution common stock held immediately prior to the merger. Lakeland will not issue any fractional shares of Lakeland common stock in the merger. Instead, each holder of 1st Constitution common stock will receive, without interest and rounded to the nearest whole cent, cash equal to the fractional share interest such holder otherwise would have received (taking into account all shares of 1st Constitution common stock surrendered by such holder), multiplied by the volume-weighted average trading price of Lakeland’s common stock for the five consecutive trading days ending on the fifth trading day immediately before the closing date of the merger (which we refer to in this document as the “closing date”). If the merger is completed, 1st Constitution shareholders will become Lakeland shareholders.

Q:	WHAT WILL LAKELAND SHAREHOLDERS RECEIVE IN THE MERGER?

A:

If the merger is completed, Lakeland shareholders will not receive any merger consideration and will continue to hold the shares of Lakeland common stock that they currently hold. Following the merger, shares of Lakeland common stock will continue to be traded on The NASDAQ Global Select Market (“NASDAQ”) under the symbol “LBAI.”

Q:	WHAT EQUITY STAKE WILL LAKELAND AND 1ST CONSTITUTION SHAREHOLDERS HOLD IN LAKELAND IMMEDIATELY FOLLOWING THE MERGER?

A:

Immediately following completion of the merger, current Lakeland shareholders will own in the aggregate approximately 78% of the outstanding shares of Lakeland common stock and current 1st Constitution shareholders will own in the aggregate approximately 22% of the outstanding shares of Lakeland common stock (in each case, based on the exchange ratio of 1.3577 and the number of shares of 1st Constitution common stock outstanding as of the date of filing of this document and the number of shares issuable upon the exercise of outstanding options).

Q:	HOW DO 1ST CONSTITUTION SHAREHOLDERS EXCHANGE THEIR STOCK CERTIFICATES?

A:

Shortly after the merger, Lakeland’s exchange agent will send instructions to 1st Constitution’s shareholders on how and where to surrender their 1st Constitution stock certificates after the merger is completed. See the section entitled “Description of the Merger— Exchange of 1st Constitution Stock Certificates and Payment of Consideration.” Please do not send your 1st Constitution stock certificates with your proxy card.

1st Constitution’s shareholders are not required to take any specific actions if their shares of 1st Constitution common stock are held in book-entry form. After the completion of the merger, shares of 1st Constitution common stock held in book-entry form will automatically be exchanged for shares of Lakeland common stock in book-entry form and any cash to be paid in lieu of fractional shares.

Q:	ARE EITHER LAKELAND’S OR 1ST CONSTITUTION’S SHAREHOLDERS ENTITLED TO DISSENTERS’ APPRAISAL RIGHTS?

A:

No. Since Lakeland common stock is listed on NASDAQ and 1st Constitution common stock is listed on The Nasdaq Global Market, the New Jersey Business Corporation Act does not provide for appraisal rights or other rights of dissenting shareholders in connection with the merger. Lakeland and 1st Constitution are each incorporated under New Jersey law.

Q:	IS COMPLETION OF THE MERGER SUBJECT TO ANY CONDITIONS BESIDES THE SHAREHOLDER APPROVALS?

A:

Yes. The merger must receive the required regulatory approvals, and there are other customary closing conditions that must be satisfied. For more information about the conditions to the completion of the merger, see the section entitled “Description of the Merger—Conditions to the Merger.”

Q:	WHEN IS THE MERGER EXPECTED TO BE COMPLETED?

A:

The Lakeland share issuance proposal must be approved by Lakeland’s shareholders and the 1st Constitution merger proposal must be approved by 1st Constitution’s shareholders before the merger may be completed. In addition, we must obtain the necessary regulatory approvals, among other conditions, in order to complete the merger. Assuming timely receipt of regulatory and shareholder approvals, we expect to complete the merger late in the fourth quarter of 2021 or early in the first quarter of 2022.

Q:

ARE THERE RISKS THAT I SHOULD CONSIDER IN DECIDING WHETHER TO VOTE FOR THE 1ST CONSTITUTION MERGER PROPOSAL, THE LAKELAND SHARE ISSUANCE PROPOSAL, OR THE APPROVAL OF THE OTHER PROPOSALS TO BE CONSIDERED AT THE 1ST CONSTITUTION SPECIAL MEETING OR THE LAKELAND SPECIAL MEETING, RESPECTIVELY?

A:	Yes. You should consider the risks set out in the section entitled “Risk Factors” beginning on page 23 of this document.

Q:	WHAT VOTE IS REQUIRED TO APPROVE THE MATTERS TO BE CONSIDERED AT THE VIRTUAL SPECIAL MEETINGS?

A:

For Lakeland Shareholders: Assuming a quorum is present, the Lakeland share issuance must be approved by the affirmative vote of a majority of votes cast at the Lakeland special meeting by holders entitled to vote on such proposal. The Lakeland adjournment proposal may be approved by the affirmative vote of a majority of votes cast by holders entitled to vote on such proposal, regardless of whether a quorum is present. Abstentions will not affect the outcome of either of such proposals.

For 1st Constitution Shareholders: Assuming a quorum is present, the 1st Constitution merger proposal and the 1st Constitution merger-related compensation proposal must each be approved by the affirmative vote of a majority of the votes cast at the 1st Constitution special meeting by holders entitled to vote on such proposals. The 1st Constitution adjournment proposal may be approved by the affirmative vote of a majority of votes cast by holders entitled to vote on such proposal, regardless of whether a quorum is present. Abstentions will not affect the outcome of any of such proposals.

Q:	WHAT IS THE QUORUM REQUIREMENT FOR THE LAKELAND SPECIAL MEETING?

A:

The presence at the Lakeland special meeting, in attendance virtually or by proxy, of shareholders representing a majority of the total number of the outstanding shares of Lakeland common stock entitled to vote is necessary in order to constitute a quorum. Abstentions will be included in determining the number of shares present at the Lakeland special meeting for purposes of determining the presence of a quorum.

Q:	WHAT IS THE QUORUM REQUIREMENT FOR THE 1ST CONSTITUTION SPECIAL MEETING?

A:

The presence at the 1st Constitution special meeting, in attendance virtually or by proxy, of shareholders representing a majority of the total number of outstanding shares of 1st Constitution common stock entitled to vote is necessary in order to constitute a quorum. Abstentions will be included in determining the number of shares present at the 1st Constitution special meeting for purposes of determining the presence of a quorum.

Q:	WHEN AND WHERE IS THE LAKELAND SPECIAL MEETING?

A:

The Lakeland special meeting is scheduled to take place virtually at 10:00 a.m., Eastern Time, on December 3, 2021. Even if you plan to attend the virtual Lakeland special meeting, Lakeland recommends that you submit your proxy in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the virtual Lakeland special meeting.

Q:	WHEN AND WHERE IS THE 1ST CONSTITUTION SPECIAL MEETING?

A:

The 1st Constitution special meeting is scheduled to take place virtually at 10:00 a.m., Eastern Time, on December 3, 2021. Even if you plan to attend the virtual 1st Constitution special meeting, 1st Constitution recommends that you submit your proxy in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the virtual 1st Constitution special meeting.

Q:	WHO IS ENTITLED TO VOTE AT THE LAKELAND SPECIAL MEETING?

A:

Holders of shares of Lakeland common stock at the close of business on October 8, 2021 are entitled to vote at the Lakeland special meeting. As of the record date, 50,606,365 shares of Lakeland common stock were outstanding and entitled to vote.

Q:	WHO IS ENTITLED TO VOTE AT THE 1ST CONSTITUTION SPECIAL MEETING?

A:

Holders of shares of 1st Constitution common stock at the close of business on October 8, 2021 are entitled to vote at the 1st Constitution special meeting. As of the record date, 10,318,707 shares of 1st Constitution common stock were outstanding and entitled to vote.

Q:	HOW CAN I ATTEND, VOTE AND ASK QUESTIONS AT THE LAKELAND SPECIAL MEETING OR THE 1ST CONSTITUTION SPECIAL MEETING?

A:

Record Holders: If you hold shares of the applicable company’s common stock directly in your name as the holder of record of Lakeland or 1st Constitution common stock you are a “record holder” and you may vote your shares at the Lakeland special meeting or the 1st Constitution special meeting, as applicable. If you choose to vote your shares virtually at the respective special meeting via the applicable special meeting website, you will need the control number, as described below.

Beneficial Owners: If you hold shares in “street name” through a broker, bank, trustee or other nominee, you are a “beneficial owner” and you may vote your shares at the Lakeland special meeting or the 1st Constitution special meeting, as applicable, as described below.

Lakeland special meeting: If you are a record holder you will be able to attend the Lakeland special meeting online, ask questions and vote during the meeting by first registering at “register.proxypush.com/LBAI”. A confirmation email will be sent to you following your registration. Approximately an hour prior to the Lakeland special meeting another email will be sent to you with a unique link to join the meeting. Please have your control number, which can be found on your proxy card, notice or voting instruction form, to register for the meeting. If you are a beneficial owner, you also will be able to attend the Lakeland special meeting online, ask questions and vote during the meeting by first registering at “register.proxypush.com/LBAI”. A confirmation email will be sent to you following your registration. Approximately an hour prior to the meeting another email will be sent to you with a unique link to join the meeting. Please have your control number, which can be found on the voting instructions provided by your bank, broker, trustee or other nominee, to register for the meeting.

Lakeland encourages its shareholders to log in to the meeting website up to 15 minutes prior to the meeting time. Shareholders should verify their internet connection prior to the Lakeland special meeting. If you have difficulty accessing the virtual Lakeland special meeting, please contact technical support as indicated on the Lakeland special meeting website. Shareholders will have substantially the same opportunities to participate in the virtual Lakeland special meeting as they would have at a physical, in-person meeting.

1st Constitution special meeting: If you are a record holder you will be able to attend the 1st Constitution special meeting online, ask questions and vote during the meeting by visiting https://web.lumiagm.com/230355398 (password: 1st2021) and following the instructions. Please have your control number, which can be found on your proxy card, notice, or voting instruction form, to access the meeting. If you are a beneficial owner and have a valid proxy for the 1st Constitution special meeting, you also will be able to attend the 1st Constitution special meeting online, ask questions and vote during the meeting by visiting https://web.lumiagm.com/230355398 (password: 1st2021) and following the instructions; however, in order to do so, you must obtain a valid legal proxy from your bank, broker, trustee or other nominee. If your shares are registered in the name of your bank, broker, trustee or other nominee, you are the “beneficial owner” of those shares and those shares are considered to be held in “street name.” If you are a beneficial owner, you should have received a proxy card and voting instructions with these proxy materials from the registered holder of your shares rather than directly from 1st Constitution. To participate in the live webcast of the 1st Constitution Special Meeting in person, you must obtain a valid legal proxy from your bank, broker, trustee or other nominee. Follow the instructions from your bank, broker, trustee or other nominee included with these proxy materials, or contact your bank, broker, trustee or other nominee, to request a legal proxy form. It is expected that banks, brokers, trustees and other nominees will receive a large number of requests for legal proxies, so we encourage you to contact the registered holder of your shares to obtain a legal proxy no later than 5:00 p.m., Eastern Time, on November 12, 2021.

To attend and participate in the live webcast of the Special Meeting, you must then register in advance after obtaining a valid legal proxy from your bank, broker, trustee or other nominee. To register to attend the Special Meeting virtually, you must submit proof of your legal proxy reflecting the number of your shares along with your name and email address to our Transfer Agent, American Stock Transfer & Trust Company, LLC. Requests for registration should be directed to proxy@astfinancial.com or to facsimile number 718-765-8730. Written requests can be mailed to:

American Stock Transfer & Trust Company LLC

Attn: Proxy Tabulation Department

6201 15th Avenue

Brooklyn, NY 11219

Requests for registration must be labeled as “Legal Proxy” and be received no later than 5:00 p.m., Eastern Time, on November 19, 2021. You will receive a confirmation of your registration by email from American Stock Transfer & Trust Company, LLC after your registration materials are received.

Please review this information prior to the 1st Constitution special meeting to ensure you have access. If you do not obtain a legal proxy from your broker, bank, trustee or other nominee, you may attend the 1st Constitution special meeting as a “guest,” but you will not be permitted to ask questions or vote your shares during the meeting.

1st Constitution encourages its shareholders to visit the meeting website above in advance of the 1st Constitution special meeting to familiarize themselves with the online access process. Shareholders should verify their internet connection prior to the 1st Constitution special meeting. If you have difficulty accessing the virtual 1st Constitution special meeting during check-in or during the meeting, please contact technical support as indicated on the 1st Constitution special meeting sign-in page. Shareholders will have substantially the same opportunities to participate in the virtual 1st Constitution special meeting as they would have at a physical, in-person meeting. Shareholders of record (or beneficial owners with a valid legal proxy) as of the record date will be able to attend, vote, examine the shareholder list, and submit questions during a portion of the meeting via the online platform.

Q:	IF I PLAN TO ATTEND MY SPECIAL MEETING VIRTUALLY, SHOULD I STILL RETURN MY PROXY?

A:	Yes. Whether or not you plan to attend your special meeting virtually via the internet, you should promptly submit your proxy so that your shares will be voted at your special meeting.

Q:	WHAT DO I NEED TO DO NOW TO VOTE MY SHARES OF COMMON STOCK?

A:	For Lakeland Shareholders: If you are a Lakeland shareholder of record, you can vote your shares as follows:

•	via internet at www.proxypush.com/LBAI;

•	via telephone by calling 1-866-883-3382;

•	by completing and returning the proxy card that is enclosed; or

•	by voting at the special meeting.

Please refer to the specific instructions set forth on the proxy card. We encourage you to vote via the internet or by telephone.

If your shares are held in the name of a bank, broker, nominee or other record holder, please follow the instructions on the voting instruction form furnished to you by such record holder.

If your broker, bank or other nominee holds your shares of Lakeland common stock in street name, you must either direct your nominee on how to vote your shares or vote virtually at the Lakeland special meeting. Please check the voting form used by your nominee for information on how to submit your instructions to them.

For 1st Constitution Shareholders: If you are a 1st Constitution shareholder of record, you can vote your shares as follows:

•	via internet at www.voteproxy.com;

•	by completing and returning the proxy card that is enclosed; or

•	by voting at the special meeting. You will need your control number, which can be found on your proxy card, notice or voting instruction form, to vote at the special meeting.

Please refer to the specific instructions set forth on the proxy card. We encourage you to vote via the internet.

If your shares are held in the name of a bank, broker, nominee or other record holder, please follow the instructions on the voting instruction form furnished to you by such record holder.

If your broker, bank or other nominee holds your shares of 1st Constitution common stock in street name, you must either direct your nominee on how to vote your shares or obtain a proxy from your nominee to vote virtually at the 1st Constitution special meeting. Please check the voting form used by your nominee for information on how to submit your instructions to them.

Shares Held in 1st Constitution Bank 401(k) Retirement Savings Plan. Participants in the 1st Constitution Bank 401(k) Retirement Savings Plan (the “1st Constitution 401(k) Plan”) with an interest in 1st Constitution common stock will receive a voting instruction form that allows them to vote their interest in the 1st Constitution common stock as follows:

•	via internet at www.voteproxy.com;

•	by completing and returning the proxy card that is enclosed; or

•	by voting at the special meeting. You will need your control number, which can be found on your proxy card, notice or voting instruction form, to vote at the special meeting.

If a participant does not direct the 1st Constitution 401(k) Plan trustee how to vote his or her interests in the 1st Constitution Stock Fund, the trustee will vote such interest in the same proportion as it has received timely voting instructions from other 1st Constitution 401(k) Plan participants.

Q:	HOW CAN I CHANGE MY VOTE AFTER I HAVE SUBMITTED MY PROXY?

A:

Lakeland shareholders: You may change your vote at any time before your proxy is voted at the Lakeland special meeting by: (1) filing with the Corporate Secretary of Lakeland a duly executed revocation of proxy; (2) submitting a new proxy card with a later date; (3) voting again via the internet or by telephone; or (4) attending and voting at the virtual meeting. Lakeland’s Corporate Secretary’s mailing address is 250 Oak Ridge Road, Oak Ridge, New Jersey 07438.

1st Constitution shareholders: You may change your vote at any time before your proxy is voted at the 1st Constitution special meeting by: (1) filing with the Corporate Secretary of 1st Constitution a duly executed revocation of proxy; (2) submitting a new proxy card with a later date; (3) voting again via the internet or by telephone; or (4) attending and voting at the virtual meeting. 1st Constitution’s Corporate Secretary’s mailing address is 2650 Route 130, Cranbury, New Jersey 08512.

If you hold your shares of Lakeland common stock or 1st Constitution common stock in “street name” through a bank or broker, you should contact your bank or broker to change your vote or revoke your proxy.

Q:	IF MY SHARES ARE HELD IN “STREET NAME” BY MY BROKER, BANK OR OTHER NOMINEE, WILL MY BROKER, BANK OR OTHER NOMINEE AUTOMATICALLY VOTE MY SHARES FOR ME?

A:

No. Your broker, bank or other nominee will not be able to vote your shares of common stock on the applicable proposals unless you provide instructions on how to vote. Please instruct your broker, bank or other nominee how to vote your shares, following the directions that your broker, bank or other nominee provides. If you do not provide instructions to your broker, bank or other nominee, your shares will not be voted or counted toward a quorum at the applicable special meeting. Please review the instructions from your broker, bank or other nominee to see if your broker, bank or other nominee offers telephone or internet voting.

Q:	WHAT ARE THE DEADLINES FOR VOTING?

A:

Lakeland shareholders: You may: (1) vote by mail at any time before the meeting as long as your proxy is received by December 2, 2021; or (2) vote by internet by 10:00 a.m., Eastern Time, on December 3, 2021; or (3) vote by telephone by 10:00 a.m., Eastern Time, on December 3, 2021.

1st Constitution shareholders: You may: (1) vote by mail at any time before the meeting as long as your proxy is received before the time of the meeting; or (2) vote by internet by 11:59 p.m., Eastern Time, on December 2, 2021.

If your shares are held in “street name,” you must vote your shares according to the voting instructions form by the deadline set by your broker, bank or other nominee.

Q:	AS A LAKELAND SHAREHOLDER, WHY AM I BEING ASKED TO CAST A VOTE TO APPROVE THE LAKELAND SHARE ISSUANCE PROPOSAL?

A:	The Lakeland share issuance proposal must be approved by the shareholders of Lakeland in order to comply with applicable NASDAQ listing rules.

Q:	WHAT WILL HAPPEN IF LAKELAND SHAREHOLDERS DO NOT APPROVE THE LAKELAND SHARE ISSUANCE PROPOSAL?

A:

The ability to complete the merger is conditioned on the approval of the Lakeland share issuance proposal by Lakeland’s shareholders. Therefore, the merger cannot be completed if the Lakeland share issuance proposal is not approved by Lakeland’s shareholders.

Q:	AS A 1ST CONSTITUTION SHAREHOLDER, WHY AM I BEING ASKED TO CAST A VOTE TO APPROVE THE 1ST CONSTITUTION MERGER PROPOSAL?

A:	Under applicable law and the merger agreement, the 1st Constitution merger proposal must be approved by the shareholders of 1st Constitution before the merger may be completed.

Q:	WHAT WILL HAPPEN IF 1ST CONSTITUTION SHAREHOLDERS DO NOT APPROVE THE 1ST CONSTITUTION MERGER PROPOSAL?

A:

The ability to complete the merger is conditioned on the approval of the 1st Constitution merger proposal by 1st Constitution’s shareholders. Therefore, the merger cannot be completed if the 1st Constitution merger proposal is not approved by 1st Constitution’s shareholders.

Q:

AS A 1ST CONSTITUTION SHAREHOLDER, WHY AM I BEING ASKED TO CAST A NON-BINDING ADVISORY VOTE TO APPROVE THE COMPENSATION THAT MAY BECOME PAYABLE TO 1ST CONSTITUTION’S NAMED EXECUTIVE OFFICERS IN CONNECTION WITH THE MERGER?

A:

The SEC’s rules require 1st Constitution to seek a non-binding advisory vote with respect to compensation that may become payable to 1st Constitution’s named executive officers in connection with the merger.

Q:	WHAT WILL HAPPEN IF 1ST CONSTITUTION SHAREHOLDERS DO NOT APPROVE THE COMPENSATION THAT MAY BECOME PAYABLE TO 1ST CONSTITUTION’S NAMED EXECUTIVE OFFICERS IN CONNECTION WITH THE MERGER?

A:

The vote with respect to the compensation that may become payable to the named executive officers in connection with the merger is an advisory vote and will not be binding on 1st Constitution or Lakeland. Approval of the compensation that may become payable to 1st Constitution’s named executive officers is not a condition to completion of the merger. Therefore, if the 1st Constitution merger proposal is approved by the 1st Constitution shareholders and the merger is subsequently completed, the compensation will still be paid to 1st Constitution’s named executive officers, whether or not 1st Constitution shareholders approve the 1st Constitution merger-related compensation proposal at the 1st Constitution special meeting.

Q:	WHAT ARE THE MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES OF THE MERGER TO 1ST CONSTITUTION SHAREHOLDERS?

A:

It is a condition to the completion of the merger that Lakeland and 1st Constitution receive written opinions from their respective legal counsel to the effect that the merger will constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (which we refer to in this document as the “Internal Revenue Code”). Subject to the limitations and qualifications described in the section entitled “Description of the Merger—Material United States Federal Income Tax Consequences,” if you are a U.S. holder (as defined in the section “Description of the Merger—Material United States Federal Income Tax Consequences”), generally you will not recognize any gain or loss with respect to the exchange of shares of 1st Constitution common stock for shares of Lakeland common stock in the merger. However, U.S. holders generally will recognize gain or loss with respect to cash received instead of fractional shares of Lakeland common stock that the U.S. holders would otherwise be entitled to receive.

You should read “Description of the Merger—Material United States Federal Income Tax Consequences” beginning on page 99 of this document for more information about the United States federal income tax consequences of the merger. The United States federal income tax consequences described above may not apply to all U.S. holders. Tax matters can be complicated and the tax consequences of the merger to you will depend on your particular tax situation. Accordingly, we strongly urge you to consult your tax advisor to determine the tax consequences of the merger to you.

Q:	WHOM MAY I CONTACT IF I CANNOT LOCATE MY 1ST CONSTITUTION STOCK CERTIFICATE(S)?

A:

If you are unable to locate your original 1st Constitution stock certificate(s), you should contact American Stock Transfer & Trust Company, LLC, 1st Constitution’s transfer agent, at 1-800-937-5449 or help@astfinancial.com.

Q:	WHAT SHOULD I DO IF I RECEIVE MORE THAN ONE SET OF VOTING MATERIALS?

A:

Lakeland shareholders and 1st Constitution shareholders may receive more than one set of voting materials, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold shares of Lakeland and/or 1st Constitution common stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold such shares. If you are a holder of record of Lakeland common stock or 1st Constitution common stock and your shares are registered in more than one name, you will receive more than one proxy card. In addition, if you are a holder of both Lakeland common stock and 1st Constitution common stock, you will receive one or more separate proxy cards or voting instruction cards for each company. Please complete, sign, date and return each proxy card and voting instruction card that you receive or otherwise follow the voting instructions set forth in this joint proxy statement/prospectus to ensure that you vote every share of Lakeland common stock and/or 1st Constitution common stock that you own.

Q:	WHO CAN ANSWER MY OTHER QUESTIONS?

A:	If you have more questions about the merger, the special meetings or how to submit your proxy, or if you need additional copies of this document or a proxy card, please contact the following:

Lakeland	1st Constitution

Shareholders should contact:	Shareholders should contact:

EQ Proxy Services 275 Madison Avenue 34th Floor New York, NY 10016 Toll-free number for stockholders: (833) 503-4129 Brokers, banks and other nominees: (516) 220-8356	American Stock Transfer & Trust Company LLC 6201 15th Avenue Brooklyn, NY 11219 Toll-free number for stockholders: (800) 937-5449 Brokers, banks and other nominees: (718) 921-8278

SUMMARY

This summary highlights selected information from this joint proxy statement/prospectus. Because this is a summary, it does not contain all of the information that may be important to you. You should carefully read this entire document and the other documents we refer to in this document before you decide how to vote. These references will give you a more complete description of the merger agreement and the merger. We have included page references in this summary to direct you to more complete descriptions of the topics provided elsewhere in this joint proxy statement/prospectus. In addition, we incorporate by reference important business and financial information about Lakeland and 1st Constitution into this joint proxy statement/prospectus. You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 113 of this joint proxy statement/prospectus.

The Companies (Page 52)

Lakeland Bancorp, Inc.

250 Oak Ridge Road

Oak Ridge, New Jersey 07438

Telephone: 973-697-2000

Lakeland Bancorp, Inc. is a bank holding company headquartered in Oak Ridge, New Jersey. Through its wholly owned subsidiary, Lakeland Bank, Lakeland operates an extensive branch network and commercial lending centers throughout New Jersey and in Highland Mills, New York, and offers business and retail banking products and services. Business services include commercial loans and lines of credit, commercial real estate loans, loans for healthcare services, asset-based lending, equipment financing, small business loans and lines and cash management services. Consumer services include online and mobile banking, home equity loans and lines, mortgage options and wealth management solutions. As of June 30, 2021, Lakeland Bancorp had consolidated total assets, total loans, total deposits and total shareholders’ equity of $7.9 billion, $6.0 billion, $6.7 billion and $796.7 million, respectively.

1st Constitution Bancorp

2650 Route 130

Cranbury, New Jersey 08512

Telephone: 609-655-4500

1st Constitution Bancorp is a bank holding company headquartered and maintaining its main office in Cranbury, New Jersey with additional offices in Asbury Park, Cranbury, Fair Haven, Fort Lee, Freehold, Hamilton, Hightstown, Hillsborough, Hopewell, Jackson, Jamesburg, Lawrenceville, Little Silver, Long Branch, Manahawkin, Neptune City, Perth Amboy, Plainsboro, Princeton, Rocky Hill, Rumson, Shrewsbury and Toms River, New Jersey. Founded in 1989, 1st Constitution, through its wholly owned subsidiary, 1st Constitution Bank, operates an extensive branch network and commercial lending centers throughout the central, coastal, and northeastern areas of New Jersey and offers business and retail banking products and services. Business services include commercial loans and lines of credit, commercial real estate loans, equipment financing, small business loans and lines and cash management services. Consumer services include online and mobile banking, home equity loans and lines and residential mortgage loans. As of June 30, 2021, 1st Constitution had consolidated total assets, total loans, total deposits and total shareholders’ equity of $1.8 billion, $1.2 billion, $1.5 billion and $195.7 million, respectively.

The Merger (Page 53)

The merger of 1st Constitution with and into Lakeland is governed by the merger agreement. The merger agreement provides that if all of the conditions are satisfied or waived, 1st Constitution will merge with and into

Lakeland, with Lakeland as the surviving corporation in the merger. Immediately after the merger of the holding companies, 1st Constitution Bank will merge with and into Lakeland Bank, with Lakeland Bank as the surviving bank in the merger (which we refer to in this document as the “bank merger”).

We encourage you to read the merger agreement, which is included as Annex A to this joint proxy statement/prospectus and is incorporated by reference into this joint proxy statement/prospectus. You should read the merger agreement completely and carefully as it is the legal document that governs the merger.

A copy of the form of bank merger agreement pertaining to the bank merger is included as Exhibit B to the merger agreement attached to this joint proxy statement/prospectus as Annex A.

What 1st Constitution Shareholders Will Receive in the Merger (Page 84)

Upon completion of the merger, the shareholders of 1st Constitution will receive 1.3577 shares of Lakeland common stock for each outstanding share of 1st Constitution common stock that they own at the effective time of the merger (other than excluded shares).

On July 9, 2021, which was the last trading date preceding the public announcement of the proposed merger, the closing price of Lakeland’s common stock was $17.33, which, after giving effect to the 1.3577 exchange ratio, would result in merger consideration with an implied value of approximately $23.53 per share. As of October 8, 2021, the latest practicable date prior to the mailing of this joint proxy statement/prospectus, the closing price of Lakeland’s common stock was $18.21, which, after giving effect to the 1.3577 exchange ratio, would result in merger consideration with an implied value of approximately $24.72 per share. Lakeland’s common stock is listed on NASDAQ under the symbol “LBAI.” 1st Constitution’s common stock is listed on The Nasdaq Global Market under the symbol “FCCY.” The market prices of both Lakeland common stock and 1st Constitution common stock are likely to fluctuate before the completion of the merger; therefore, we urge you to obtain current market quotations for Lakeland common stock and 1st Constitution common stock. See “Description of the Merger—Terms of the Merger—What 1st Constitution Shareholders Will Receive in the Merger,” beginning on page 84.

The exchange ratio will be adjusted proportionately if Lakeland makes any stock splits, stock dividends or similar distributions prior to the closing of the merger.

Lakeland will not issue any fractions of a share of common stock. Rather, Lakeland will pay cash (without interest) for any fractional share interest any 1st Constitution shareholder would otherwise receive in the merger (taking into account all shares of 1st Constitution common stock surrendered by such holder). All shares of 1st Constitution common stock held by a shareholder immediately prior to the effective time of the merger will be aggregated before determining the need to pay cash in lieu of fractional shares to such former shareholder.

Litigation Relating to the Merger (Page 103)

A putative class action lawsuit has been filed by a 1st Constitution shareholder challenging the disclosures made in connection with the merger. The lawsuit seeks to enjoin the merger, to recover damages if the merger is consummated, attorney’s fees and other relief. Lakeland and 1st Constitution have also received a demand letter from another 1st Constitution shareholder challenging the disclosures made in connection with the merger. For a more detailed description of litigation in connection with the merger see “Description of the Merger—Litigation Relating to the Merger.”

Board recommendations (Page 50 for 1st Constitution and page 45 for Lakeland)

The board of directors of Lakeland unanimously approved the merger agreement and the merger, and unanimously recommends that Lakeland shareholders vote “FOR” the Lakeland share issuance proposal and “FOR” the Lakeland adjournment proposal. In reaching this decision, Lakeland’s board of directors considered a variety of factors, which are described in the section captioned “Description of the Merger—Lakeland’s Reasons for the Merger.”

The board of directors of 1st Constitution unanimously approved the merger agreement and the merger, and unanimously recommends that 1st Constitution shareholders vote “FOR” the 1st Constitution merger proposal. In reaching this decision, 1st Constitution’s board of directors considered a variety of factors, which are described in the section captioned “Description of the Merger—1st Constitution’s Reasons for the Merger.”

In addition, the 1st Constitution board of directors unanimously recommends that 1st Constitution shareholders vote “FOR” the 1st Constitution merger-related compensation proposal and “FOR” the 1st Constitution adjournment proposal.

Opinion of 1st Constitution’s Financial Advisor (Page 73)

At the July 11, 2021 meeting of the 1st Constitution board of directors, representatives of Raymond James & Associates, Inc. (which we refer to in this document as “Raymond James”), rendered Raymond James’ opinion, dated July 11, 2021, that, as of such date, from a financial point of view, the right to receive 1.3577 of a share of Lakeland common stock for each share of 1st Constitution common stock in the merger pursuant to the merger agreement was fair to the holders of 1st Constitution common stock (other than excluded shares, which are discussed in more detail below), based upon and subject to the qualifications, assumptions and other matters set forth in its written opinion.

The full text of the written opinion of Raymond James, dated July 11, 2021, which sets forth, among other things, the various qualifications, assumptions and limitations on the scope of the review undertaken, is attached as Annex B to this joint proxy statement/prospectus. Raymond James provided its opinion for the information and assistance of the 1st Constitution board of directors (solely in its capacity as such) in connection with, and for purposes of, its consideration of the merger, and the Raymond James opinion addresses only whether the merger consideration to be received by the holders of 1st Constitution common stock (other than excluded shares) in the merger pursuant to the merger agreement was fair, from a financial point of view, to such holders. The description of the Raymond James opinion is qualified in its entirety by reference to the full text of the opinion. Holders of 1st Constitution common stock are urged to read the entire opinion carefully in connection with their consideration of the merger. Neither the Raymond James opinion nor the summary of such opinion and the related analyses set forth in this joint proxy statement/prospectus is intended to be or constitutes advice or a recommendation to the 1st Constitution board of directors or any holder of 1st Constitution common stock as to how the 1st Constitution board of directors, such shareholder or any other person should vote or otherwise act with respect to the merger or any other matter.

Special meeting of 1st Constitution’s shareholders to be held on December 3, 2021 (Page 47)

The special meeting of 1st Constitution’s shareholders will be held virtually on December 3, 2021, beginning at 10:00 a.m., Eastern Time. At the 1st Constitution special meeting, 1st Constitution will ask its shareholders:

1.	To approve the 1st Constitution merger proposal;

2.	To approve the 1st Constitution merger related compensation proposal; and

3.	To approve the 1st Constitution adjournment proposal.

Who can vote at the 1st Constitution special meeting (Page 47)

You are entitled to vote at the 1st Constitution special meeting if you owned shares of 1st Constitution common stock at the close of business on the record date of October 8, 2021. You will have one vote for each share of 1st Constitution common stock that you owned on the record date. On the record date, there were 10,318,707 shares of 1st Constitution common stock outstanding.

You may vote either by attending the virtual 1st Constitution special meeting and voting your shares virtually, or by completing the enclosed proxy card and mailing it to 1st Constitution in the enclosed envelope. 1st Constitution shareholders may also vote via the Internet, as described in the enclosed instructions.

The board of directors of 1st Constitution is seeking your proxy to use at the 1st Constitution special meeting. This joint proxy statement/prospectus has been prepared to assist you in deciding how to vote and whether or not to grant your proxy. Please indicate on your proxy card how you want to vote. Then sign, date and mail the proxy card as soon as possible, or submit your proxy via the Internet, so that your shares will be represented at the special meeting.

If you sign, date and mail your proxy card without indicating how you wish to vote, your proxy will be counted as a vote FOR approval of each of the 1st Constitution special meeting proposals.

You cannot vote shares held by your broker in “street name” unless you have a legal proxy from your broker. Only your broker can vote those shares, with your instructions. If you do not provide your broker with instructions on how to vote your shares, your broker will not be permitted to vote them.

Voting matters at the 1st Constitution special meeting (Page 48)

The presence, in attendance virtually or by proxy, of a majority of the shares of 1st Constitution common stock outstanding on the record date will constitute a quorum for the purposes of the 1st Constitution special meeting. Assuming a quorum is present, the approval of the 1st Constitution merger proposal will require the approval of a majority of the votes cast at the 1st Constitution special meeting by holders entitled to vote on such proposal. Abstentions will be counted for purposes of determining whether a quorum is present, but will have no effect on the vote to approve the 1st Constitution merger proposal.

Additionally, assuming a quorum is present, approval of the 1st Constitution merger-related compensation proposal requires the affirmative vote of the majority of the votes cast at the 1st Constitution special meeting by holders entitled to vote on such proposal. The 1st Constitution adjournment proposal may be approved by the affirmative vote of the majority of votes cast at the 1st Constitution special meeting by holders entitled to vote on such proposal, regardless of whether a quorum is present. Abstentions will not affect the outcome of such proposals.

Each holder of shares of 1st Constitution common stock outstanding on the record date will be entitled to one vote for each share held of record.

As of the record date for the 1st Constitution special meeting, directors and executive officers of 1st Constitution and their affiliates owned approximately 1,355,388 shares, or 13.1% of the shares of 1st Constitution common stock outstanding as of such date and entitled to vote at the 1st Constitution special meeting. For additional information regarding the votes required to approve the proposals to be voted on at the 1st Constitution special meeting, see “Special Meeting of 1st Constitution Shareholders—Quorum; Vote Required.”

Directors and executive officers of 1st Constitution have agreed to vote their shares of 1st Constitution common stock in favor of the 1st Constitution merger proposal (Page 103)

In connection with the entry into the merger agreement, each of the directors of 1st Constitution and 1st Constitution executive officers, in their capacities as shareholders, have entered into separate voting agreements, which we refer to as the “1st Constitution voting agreements,” pursuant to which they agreed to vote their beneficially owned shares of 1st Constitution common stock in favor of the 1st Constitution merger proposal and against alternative transactions. As of the record date for the 1st Constitution special meeting, directors and executive officers of 1st Constitution had sole or shared voting power over approximately 13.1% of the 1st Constitution common stock outstanding and entitled to vote at the 1st Constitution special meeting, which share are subject to the 1st Constitution voting agreements.

Interests of 1st Constitution directors and management in the merger (Page 95)

The directors and officers of 1st Constitution have interests in the merger as directors and employees that are different from the interests of the other 1st Constitution shareholders. These interests include, among others:

•

Certain executive officers of 1st Constitution have agreements with 1st Constitution providing for lump sum payments upon a termination of employment within 12 or 18 months following a change in control.

•

Certain other employees of 1st Constitution have agreements with 1st Constitution providing for 18 months of salary continuation payments upon a termination of employment within 18 months following a change in control.

•	Certain executive officers and other employees of 1st Constitution may receive retention bonuses in connection with the merger.

•

All options to purchase 1st Constitution common stock outstanding at the effective time of the merger (which we refer to in this document as “old stock options”) will fully vest and holders will be provided an opportunity to exercise such options immediately following vesting for 1st Constitution common stock, which would then be exchanged for merger consideration. Any old stock option not exercised immediately following vesting will be cancelled in exchange for a cash payment to be made by Lakeland to the holder within 10 days of the effective time. The payment for each old stock option outstanding immediately prior to the effective time that is not exercised immediately following the effective time will equal the number of shares of 1st Constitution common stock covered by the old stock option multiplied by the amount, if any, by which the volume-weighted average trading price per share of 1st Constitution common stock as reported on Bloomberg, L.P. for the five consecutive trading days ending on the fifth trading day immediately preceding the closing date exceeds the exercise price of such old stock option.

•

Each restricted stock award outstanding at the effective time will fully vest and be cancelled and converted into the right to receive merger consideration, which will be delivered within five business day following the closing date.

•

The holders of performance-based restricted stock units outstanding at the effective time will receive a cash payment within 90 days of the effective time. The amount of such payment will depend on whether the performance period is more than 50% completed at the effective time. If more than 50% of the performance period is completed, the payment is equal to the greater of (i) the payout based on actual performance through the effective time, (ii) the “change in control price” (as defined in the 1st Constitution Bancorp 2019 Equity Incentive Plan), and (iii) the award at 100% of target. If 50% or less of the performance period is completed, the payment is equal to the award at 100% of target.

•

The merger agreement provides that Lakeland will indemnify the directors and officers of 1st Constitution against certain liabilities for a six-year period following completion of the merger. In addition, Lakeland has agreed to cause the persons serving as officers and directors of 1st Constitution immediately prior to the merger to be covered by directors and officers liability insurance for a period of six years after the closing, subject to a limitation on the amount which Lakeland must spend for this insurance.

•	Certain directors and executive officers of 1st Constitution may have roles at Lakeland following the consummation of the merger.

•	Certain directors or executive officers of 1st Constitution may receive a payment of benefits under the 1st Constitution Supplemental Executive Retirement Plans on the closing date.

1st Constitution’s board of directors was aware of these interests and considered them in approving and recommending the merger. For additional information on the benefits of the merger to 1st Constitution’s management, see page 95.

Opinion of Lakeland’s Financial Advisor (Page 59)

In connection with the merger, Keefe, Bruyette & Woods, Inc. (“KBW”) delivered a written opinion, dated July 9, 2021, to the Lakeland board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to Lakeland of the exchange ratio in the proposed merger. The full text of KBW’s opinion, which describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion, is attached as Annex C to this joint proxy statement/prospectus. The opinion was for the information of, and was directed to, the Lakeland board of directors (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion did not address the underlying business decision of Lakeland to engage in the merger or enter into the merger agreement or constitute a recommendation to the Lakeland board of directors in connection with the merger, and it does not constitute a recommendation to any holder of Lakeland common stock or any shareholder of any other entity as to how to vote in connection with the merger or any other matter.

Special meeting of Lakeland’s shareholders to be held on December 3, 2021 (Page 43)

The special meeting of Lakeland’s shareholders will be held virtually on December 3, 2021, beginning at 10:00 a.m., Eastern Time. At the Lakeland special meeting, Lakeland will ask its shareholders:

1.	To approve the Lakeland share issuance proposal; and

2.	To approve the Lakeland adjournment proposal.

Who can vote at the Lakeland special meeting (Page 43)

You are entitled to vote at the Lakeland special meeting if you owned shares of Lakeland common stock at the close of business on the record date of October 8, 2021. You will have one vote for each share of Lakeland common stock that you owned on the record date. On the record date, there were 50,606,365 shares of Lakeland common stock outstanding.

You may vote either by attending the Lakeland special meeting and voting your shares virtually, or by completing the enclosed proxy card and mailing it to Lakeland in the enclosed envelope. Lakeland shareholders may also vote by telephone or via the Internet, as described in the enclosed instructions.

The board of directors of Lakeland is seeking your proxy to use at the Lakeland special meeting. This joint proxy statement/prospectus has been prepared to assist you in deciding how to vote and whether or not to grant your proxy. Please indicate on your proxy card how you want to vote. Then sign, date and mail the proxy card as soon as possible, or submit your proxy by telephone or via the Internet, so that your shares will be represented at the special meeting.

If you sign, date and mail your proxy card without indicating how you wish to vote, your proxy will be counted as a vote FOR approval of each of the Lakeland special meeting proposals.

If your shares are held by your broker in “street name” and you do not provide your broker with instructions on how to vote your shares, your broker will not be permitted to vote them; however, you may still vote your shares at the Lakeland special meeting, see “Special Meeting of Lakeland Shareholders—Attending the Lakeland Special Meeting.”

Voting matters at the Lakeland special meeting (Page 44)

The presence, in attendance virtually or by proxy, of a majority of the shares of Lakeland common stock outstanding on the record date will constitute a quorum for the purposes of the Lakeland special meeting. Assuming a quorum is present, the approval of the Lakeland share issuance proposal will require the approval of at least a majority of the votes cast at the Lakeland special meeting. Abstentions will be counted for purposes of determining whether a quorum is present, but will have no effect on the vote to approve the Lakeland share issuance proposal.

Additionally, the Lakeland adjournment proposal must be approved by the affirmative vote of the majority of the votes cast at the Lakeland special meeting, regardless of whether a quorum is present. Abstentions will not affect the outcome of such proposal.

Each holder of shares of Lakeland common stock outstanding on the record date will be entitled to one vote for each share held of record.

As of the record date for the Lakeland special meeting, directors and executive officers of Lakeland and their affiliates owned approximately 2,163,047 shares, or 4.27% of the shares of Lakeland common stock outstanding as of such date and entitled to vote at the Lakeland special meeting. For additional information regarding the votes required to approve the proposals to be voted on at the Lakeland special meeting, see “Special Meeting of Lakeland Shareholders—Quorum; Vote Required.”

Merger expected to occur late 2021 or early 2022 (Page 85)

The merger of 1st Constitution with and into Lakeland will become final when a certificate of merger is filed under New Jersey law. That certificate may not be filed until all shareholder and bank regulatory approvals have been received, and the waiting period following the FDIC approval during which the Justice Department may file objections to the merger relating to competitive factors has passed. We currently anticipate that the merger will be completed in the fourth quarter of 2021 or early in the first quarter of 2022, although delays could occur. Immediately following the merger of 1st Constitution with and into Lakeland, 1st Constitution Bank will merge with and into Lakeland Bank. The bank merger will become final when a merger agreement attaching certifications by Lakeland Bank and 1st Constitution Bank as to the requisite shareholder approvals, having been obtained, is filed with the New Jersey Commissioner of Banking and Insurance.

We cannot assure you that we can obtain the necessary regulatory or shareholder approvals or that the other conditions precedent to the merger or the bank merger can or will be satisfied.

Regulatory Matters Relating to the Merger (Page 95)

Our obligations to complete the merger are subject to various conditions that are usual and customary for this kind of transaction, including obtaining approvals from the New Jersey Department of Banking and Insurance (which we refer to in this document as “NJDBI”), and the FDIC, and obtaining approval, or a waiver of formal application and approval requirements, from the Board of Governors of the Federal Reserve System (which we refer to in this document as the “Federal Reserve.”) Applications were filed with the FDIC and the NJDBI. A waiver request is expected to be submitted to the Federal Reserve following receipt of approval from the FDIC.

Conditions to the Merger (Page 89)

The completion of the merger is subject to the fulfillment of a number of conditions, including:

•	approval of the 1st Constitution merger proposal by 1st Constitution shareholders and approval of the Lakeland share issuance proposal by Lakeland shareholders;

•	receipt of all required regulatory approvals or waivers and the expiration of all statutory waiting periods, with none of the regulatory approvals containing any burdensome condition on Lakeland;

•	the absence of any order, decree, injunction, statute, rule or regulation that enjoins or prohibits the consummation of the merger;

•	effectiveness of the registration statement of which this joint proxy statement/prospectus is a part;

•	authorization for listing on NASDAQ of the shares of Lakeland common stock to be issued in the merger;

•

subject to the materiality standards provided in the merger agreement, the continued accuracy of representations and warranties made by Lakeland and 1st Constitution on the date of the merger agreement;

•	performance in all material respects by each of Lakeland and 1st Constitution of its respective obligations under the merger agreement, unless waived by the other party; and

•

receipt by Lakeland and 1st Constitution of an opinion from their respective legal counsel to the effect that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

Amendment or termination of the merger agreement is possible (Page 91)

The merger agreement may be terminated by mutual consent of Lakeland and 1st Constitution at any time prior to the completion of the merger. Additionally, subject to conditions and circumstances described in the merger agreement, either Lakeland or 1st Constitution may terminate the merger agreement if, among other things, any of the following occur:

•

there is a material breach by the other party of any representation or warranty contained in the merger agreement, which breach is not cured prior to the earlier of the May 31, 2022 or thirty (30) days following written notice to the party committing the breach from the other party, or if the breach, by its nature or timing, cannot be cured prior to May 31, 2022, except that neither party has the right to terminate the merger agreement unless the breach of representation or warranty, together with all other such breaches, would entitle the terminating party not to consummate the transactions contemplated by the merger agreement under certain closing conditions;

•

there is a material breach of any of the covenants or agreements contained in the merger agreement, which breach is not cured prior to the earlier of the May 31, 2022 or thirty (30) days following written notice to the party committing the breach from the other party, or if the breach, by its nature or timing, cannot be cured prior to May 31, 2022, except that neither party has the right to terminate the Merger Agreement unless the terminating party is not then in material breach of any representation, warranty, covenant, or other agreement contained in the merger agreement that would entitle the terminating party not to consummate the transactions contemplated by the merger agreement under certain closing conditions;

•

the merger has not been consummated by May 31, 2022, or such later date as agreed to by the parties, unless the failure to complete the merger by that time was due to the terminating party’s material breach of the merger agreement;

•

1st Constitution shareholders do not approve the 1st Constitution merger proposal at the 1st Constitution special meeting or Lakeland shareholders do not approve the Lakeland share issuance proposal at the Lakeland special meeting; or

•	a required regulatory approval is denied or a governmental authority prohibits the consummation of the merger.

The merger agreement may be terminated by 1st Constitution if:

•

prior to receipt of the 1st Constitution shareholders’ approval, 1st Constitution receives a proposal that the 1st Constitution board of directors concludes to be more favorable than the merger with Lakeland, enters into an acquisition agreement with a third party with respect to such superior proposal and pays Lakeland the termination fee described below; or

•

as of the date on which the last required approval of a governmental entity is obtained with respect to the merger, without regard to any requisite waiting period (the “determination date”), (i) the volume-weighted average price, rounded to the nearest one-tenth of a cent, of Lakeland common stock for the ten trading day period ending on the trading date immediately preceding the determination date (the “average determination price”), is less than 82.5% of $17.5524 (the “Lakeland starting price”); and (ii) the number obtained by dividing the average determination price by the Lakeland starting price is less than the number obtained by dividing (A) the average, rounded to the nearest one-tenth of a cent, of the closing prices of the NASDAQ Bank Index for the same trading days used in calculating the average determination price by (B) the average, rounded to the nearest one-tenth of a cent, of the closing prices of the NASDAQ Bank Index for the same trading days used in calculating the Lakeland starting price, and subtracting 0.175 from such quotient. However, if 1st Constitution chooses to exercise this termination right, Lakeland has the option, within five business days of receipt of notice from 1st Constitution, to adjust the exchange ratio and prevent termination under this provision.

The merger agreement may be terminated by Lakeland if:

•

prior to receipt of the 1st Constitution shareholders’ approval, 1st Constitution or its Board of Directors (1) withholds, withdraws or modifies or refuses to make, the recommendation that its common shareholders approve the merger agreement or adopts, approves, recommends, endorses or otherwise declares advisable certain other business combination proposals, (2) fails to recommend the merger and the approval of the merger agreement by its common shareholders, (3) breaches its non-solicitation obligations under the merger agreement in any material respect adverse to Lakeland, or (4) in response to a tender or exchange offer for 25% or more of the outstanding shares of 1st Constitution’s common stock being commenced (other than by Lakeland or a subsidiary thereof), recommends that its common shareholders tender their shares or otherwise fails to recommend that their common shareholders reject such offer; or

•

a burdensome condition is imposed on Lakeland in connection with a required regulatory approval. A “burdensome condition” is a requirement in connection with a regulatory approval that Lakeland agree to any prohibition, limitation, or other requirement which would prohibit or materially limit Lakeland’s (or its subsidiaries’) ownership or operation of all or any material portion of the business or assets of 1st Constitution or any of its subsidiaries or Lakeland or its Subsidiaries, or compel Lakeland or any of its subsidiaries to dispose of or hold separate all or any material portion of the business or assets of 1st Constitution or any of its subsidiaries or Lakeland or any of its subsidiaries or otherwise reasonably be expected to have a material adverse effect on Lakeland and its subsidiaries, taken as a whole, after giving effect to the merger.

See “Description of the Merger—Termination” beginning on page 91 for additional information regarding this and other bases for terminating the merger agreement.

Termination Fee

Under certain circumstances described in the merger agreement, in connection with the termination of the merger agreement, 1st Constitution will owe Lakeland a $9.0 million termination fee. Under certain circumstances described in the merger agreement, 1st Constitution Bancorp may be obligated to reimburse Lakeland’s out-of-pocket fees and expenses up to $1.0 million (with any such expenses reimbursed to reduce the amount of the termination fee in the event it later becomes payable). Under certain circumstances described in the merger agreement, Lakeland may be obligated to reimburse 1st Constitution’s out-of-pocket fees and expenses up to $750,000.

See “Description of the Merger—Termination Fee” on page 93 for a list of the circumstances under which a termination fee or expense reimbursement is payable.

Agreement Not to Solicit Other Offers (Page 88)

In the merger agreement, 1st Constitution has agreed not to initiate, solicit or knowingly encourage or facilitate inquiries with, or engage in negotiations with, or provide any information to, any person other than Lakeland concerning an acquisition transaction involving 1st Constitution. However, 1st Constitution may take certain of these actions if, among other things, 1st Constitution has received a bona fide unsolicited written acquisition proposal and 1st Constitution’s board of directors’ determines in good faith, after consultation with its financial advisor and outside counsel, and having considered the advice of its outside counsel, such acquisition proposal constitutes or is reasonably likely to lead to a superior proposal (as defined in the merger agreement) and failure to take such actions would be contrary to its fiduciary duties to 1st Constitution’s shareholders under applicable law.

Comparison of Shareholders’ Rights (Page 109)

When the merger is completed, each 1st Constitution shareholder will automatically become a Lakeland shareholder. The rights of Lakeland shareholders differ from the rights of holders of 1st Constitution common stock in certain ways, primarily as a result of certain provisions in Lakeland’s certificate of incorporation and bylaws that differ from those of 1st Constitution’s certificate of incorporation and bylaws. See “Comparison of Shareholders’ Rights” for a summary of the material differences between the respective rights of 1st Constitution shareholders and Lakeland shareholders.

Shareholders do not have dissenters’ appraisal rights (Page 103)

Under the New Jersey Business Corporation Act, the shareholders of Lakeland and 1st Constitution common stock will not have dissenters’ appraisal rights in connection with the merger.

Material U.S. Federal Income Tax Consequences (Page 99)

As a condition to the respective obligations of Lakeland and 1st Constitution to each complete the merger, Lakeland will receive a legal opinion from Luse Gorman, PC, and 1st Constitution will receive a legal opinion from Day Pitney LLP, each dated as of the closing date, and each to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. Accordingly, U.S. holders of 1st Constitution common stock generally will not recognize any gain or loss on the exchange of shares of 1st Constitution common stock for shares of Lakeland common stock. However, a U.S. holder of 1st Constitution common stock generally will recognize gain or loss with respect to cash received instead of a fractional share of Lakeland common stock that a U.S. holder would otherwise be entitled to receive.

This tax treatment may not apply to all 1st Constitution shareholders. Determining the actual tax consequences of the merger to 1st Constitution shareholders can be complicated. 1st Constitution shareholders should consult their own tax advisors for a full understanding of the merger’s tax consequences that are particular to each shareholder.

To review the tax consequences of the Merger to 1st Constitution shareholders in greater detail, please see the section “Description of the Merger—Material United States Federal Income Tax Consequences.”

Risk Factors (Page 23)

You should consider all the information contained in or incorporated by reference into this joint proxy statement/prospectus in deciding how to vote for the proposals presented in the joint proxy statement/prospectus. In particular, you should consider the factors described under “Risk Factors.”

INFORMATION ABOUT LAKELAND AND 1ST CONSTITUTION COMMON STOCK

Lakeland common stock is listed on NASDAQ under the symbol “LBAI.” 1st Constitution common stock is listed on The Nasdaq Global Market under the symbol “FCCY.”

You should obtain current market quotations for Lakeland and 1st Constitution common stock, as the market price of Lakeland common stock is likely to fluctuate between the date of this document and the date on which the merger is completed, and thereafter. You can get these quotations on the Internet, from a newspaper or by calling your broker.

As of October 8, 2021, there were approximately 2,975 holders of record of Lakeland common stock. This does not reflect the number of persons or entities who may hold their stock in nominee or “street name” through brokerage firms.

As of October 8, 2021, there were approximately 506 holders of record of 1st Constitution common stock. This does not reflect the number of persons or entities who may hold their stock in nominee or “street name” through brokerage firms.

Equivalent value per share

The following table shows the closing prices of Lakeland common stock on NASDAQ and of 1st Constitution common stock on The Nasdaq Global Market on July 9, 2021, the last trading date preceding the public announcement of the proposed merger and on October 8, 2021, the latest practicable date before the date of mailing of this document, the closing sale price of 1st Constitution common stock on NASDAQ and the equivalent value per share of 1st Constitution common stock on those dates. The equivalent value per share is calculated by multiplying the per share closing price of Lakeland common stock on the applicable date by the exchange ratio of 1.3577 and rounding to the nearest cent.

	Lakeland Common Stock	1st Constitution Common Stock	Equivalent Value per Share of 1st Constitution Common Stock
July 9, 2021	$17.33	$20.615	$23.53
October 8, 2021	$18.21	$24.36	$24.72

RISK FACTORS

In deciding how to vote, you should consider carefully all of the information included in this document and its Annexes and all of the information incorporated by reference and the risk factors identified by Lakeland and 1st Constitution with respect to their operations included in their filings with the SEC, including Lakeland’s Annual Report on Form 10-K for the year ended December 31, 2020, and 1st Constitution’s Annual Report on Form 10-K for the year ended December 31, 2020, and other documents incorporated by reference into this document, and see “Where You Can Find More Information.” In addition, you should consider the following risk factors.

Risks Related to the Merger and Lakeland’s Business Upon Completion of the Merger

The COVID-19 pandemic may delay and adversely affect the completion of the merger.

The COVID-19 pandemic has created economic and financial disruptions that have adversely affected, and are likely to continue to adversely affect, the business, financial condition, liquidity, capital and results of operations of 1st Constitution and Lakeland. If the effects of the COVID-19 pandemic cause a continued or extended decline in the economic environment and the financial results of 1st Constitution or Lakeland, or the business operations of 1st Constitution or Lakeland are further disrupted as a result of the COVID-19 pandemic, efforts to complete the merger and integrate the businesses of 1st Constitution and Lakeland may also be delayed and adversely affected. Additional time may be required to obtain the requisite regulatory approvals, and the Federal Reserve, the FDIC, NJDBI and/or other regulators may impose additional requirements on 1st Constitution or Lakeland that must be satisfied prior to completion of the merger, which could delay and adversely affect the completion of the merger.

The impact of the COVID-19 pandemic on Lakeland’s business and operations following the completion of the merger is uncertain.

The extent to which the COVID-19 pandemic will negatively affect the business, financial condition, liquidity, capital and results of operations of Lakeland following the completion of the merger will depend on future developments, which are highly uncertain and cannot be predicted, including the scope and duration of the COVID-19 pandemic, the direct and indirect impact of the COVID-19 pandemic on employees, clients, counterparties and service providers, as well as other market participants, and actions taken by governmental authorities and other third parties in response to the COVID-19 pandemic. Given the ongoing and dynamic nature of the circumstances, it is difficult to predict the continued impact of the COVID-19 pandemic on Lakeland’s business, and there is no guarantee that efforts by Lakeland to address the adverse impacts of the COVID-19 pandemic will be effective.

Even after the COVID-19 pandemic has subsided, Lakeland may continue to experience adverse impacts to its business as a result of the global economic impact of the COVID-19 pandemic, including reduced availability of credit, adverse impacts on liquidity and the negative financial effects from any recession or depression that may occur.

Because the exchange ratio is fixed and the market price of Lakeland common stock will likely fluctuate, 1st Constitution shareholders cannot be certain of the market value of the merger consideration they will receive.

Upon the completion of the merger, each share of 1st Constitution common stock outstanding immediately prior to the completion of the merger (other than excluded shares) will be converted into the right to receive 1.3577 shares of Lakeland common stock. This exchange ratio is fixed in the merger agreement. The market value of the merger consideration may vary from the closing price of Lakeland common stock on the date we announced the execution of the merger agreement, on the date that this joint proxy statement/prospectus is mailed to 1st Constitution shareholders and Lakeland shareholders, on the date of the 1st Constitution special meeting and the Lakeland special meeting and on the date we complete the merger. Any change in the market price of Lakeland common stock prior to the completion of the merger will affect the market value of the merger consideration that 1st Constitution shareholders will receive upon completion of the merger, and there will be no adjustment to the merger consideration for changes in the market price of either shares of Lakeland common stock or 1st Constitution common stock unless the pricing termination right is triggered and Lakeland elects to adjust the merger consideration.

The market price of Lakeland common stock may fluctuate as a result of a variety of factors, including general market and economic conditions, changes in Lakeland’s business or in the financial services sector generally, changes in estimates or recommendations by securities analysts or rating agencies, operations and prospects, and regulatory considerations. Many of these factors are outside the control of 1st Constitution and Lakeland. Accordingly, at the time of the 1st Constitution special meeting, 1st Constitution shareholders will not know or be able to calculate the market value of the Lakeland common stock they will receive upon completion of the merger. For example, based on the range of closing prices of Lakeland common stock during the period from July 9, 2021, the last trading date preceding the public announcement of the proposed merger, through October 8, 2021, the latest practicable date before the mailing of this document, the merger consideration represented a market value ranging from a low of $21.11 to a high of $24.78 for each share of 1st Constitution common stock. You should obtain current market quotations for shares of Lakeland common stock and 1st Constitution common stock. Following the merger, Lakeland common stock will continue to trade on NASDAQ under the symbol “LBAI.”

The market price of Lakeland common stock might decrease after the merger and may be affected by factors different from those currently affecting the prices of Lakeland common stock and 1st Constitution common stock.

Upon completion of the merger, holders of 1st Constitution common stock will become shareholders of Lakeland. Lakeland common stock could decline in value after the merger. For example, during the twelve-month period ending on October 8, 2021 (the latest practicable date before the mailing of this document), the closing price of Lakeland common stock varied from a low of $10.26 to a high of $19.26 and ended that period at $18.21. The market value of Lakeland common stock fluctuates based upon general market conditions, Lakeland’s business, operations and prospects and other factors. Further, the market price of Lakeland common stock after the merger may be affected by factors different from those currently affecting the common stock of Lakeland or 1st Constitution. The businesses of 1st Constitution and Lakeland differ and, accordingly, the results of operations of the resulting company and the market price of the resulting company’s shares of common stock may be affected by factors different from those currently affecting the independent results of operations and market prices of common stock of each of 1st Constitution and Lakeland. For a discussion of the businesses of 1st Constitution and Lakeland and of certain factors to consider in connection with those businesses, see the documents incorporated by reference in this document and referred to under “Where You Can Find More Information.”

Lakeland and 1st Constitution are expected to incur substantial costs related to the merger transaction and integration.

Lakeland and 1st Constitution have incurred and expect to incur a number of costs associated with the merger. These costs include legal, financial advisory, accounting, consulting and other advisory fees, severance/employee benefit-related costs, public company filing fees and other regulatory fees, printing costs, as well as other related costs. Some of these costs are payable by either Lakeland or 1st Constitution regardless of whether or not the merger is completed.

The resulting company is expected to incur substantial costs in connection with the related integration. There are a large number of processes, policies, procedures, operations, technologies and systems that may need to be integrated, including purchasing, accounting and finance, payroll, compliance, treasury management, branch operations, vendor management, risk management, lines of business, pricing and benefits. While 1st Constitution and Lakeland have assumed that a certain level of costs will be incurred, there are many factors beyond their control that could affect the total amount or the timing of the integration costs. Moreover, many of the costs that will be incurred are, by their nature, difficult to estimate accurately. These integration costs may result in the resulting company taking charges against earnings following the completion of the merger, and the amount and timing of such charges are uncertain at present.

The resulting company is also expected to lose certain benefits from various tax planning strategies that were available on a standalone basis due to the increased asset size, including the tax-advantaged real estate investment trusts that are subsidiaries of the resulting bank.

1st Constitution and Lakeland will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effects of the merger on employees and customers may have an adverse effect on 1st Constitution or Lakeland. These uncertainties could cause customers and others that deal with 1st Constitution and/or Lakeland to seek to change existing business relationships. Furthermore, these uncertainties may impair 1st Constitution’s or Lakeland’s ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others that interact with 1st Constitution or Lakeland to seek to change existing business relationships with 1st Constitution or Lakeland. Retention of certain employees by 1st Constitution or Lakeland may be challenging while the merger is pending, as certain employees may experience uncertainty about their future roles with the resulting company. If key employees depart because of issues relating to the uncertainty and difficulty of integration, or a desire not to remain with 1st Constitution or Lakeland, 1st Constitution’s business or Lakeland’s business could be harmed. In addition, subject to certain exceptions, 1st Constitution and Lakeland have agreed to operate their businesses in the ordinary course prior to the closing date of the merger and to refrain from taking certain actions without the consent of the other party until the merger occurs. These restrictions may prevent 1st Constitution and/or Lakeland from pursuing attractive business opportunities that may arise prior to the completion of the merger. See “Description of the Merger—Conduct of Business Pending the Merger” for a description of the restrictive covenants applicable to 1st Constitution and Lakeland.

There is no assurance when or even if the merger will be completed, and a failure to complete the merger could negatively impact the stock prices and future business and financial results of Lakeland and 1st Constitution.

Completion of the merger is subject to satisfaction or waiver of a number of conditions. See “Description of the Merger—Conditions to the Merger” beginning on page 89. There can be no assurance that Lakeland and 1st Constitution will be able to satisfy the closing conditions in a timely manner, or at all, or that closing conditions beyond their control will be satisfied or waived.

Lakeland and 1st Constitution can mutually agree at any time to terminate the merger agreement, even if Lakeland shareholders have already voted to approve the Lakeland share issuance and 1st Constitution shareholders have already voted to approve the merger agreement and the merger. Lakeland and 1st Constitution can also terminate the merger agreement under other specified circumstances. See “Description of the Merger—Termination.”

There can thus be no assurance that the merger will be completed. If the merger is not completed, the ongoing businesses of Lakeland and 1st Constitution may be adversely affected and Lakeland and 1st Constitution will be subject to a number of risks, including the following:

•

Lakeland and 1st Constitution will be required to pay certain costs relating to the merger, whether or not the merger is completed, such as legal, accounting, financial advisor, proxy solicitation and printing fees;

•

under the merger agreement, Lakeland and 1st Constitution are subject to certain restrictions on the conduct of their respective businesses prior to completion of the merger, which may adversely affect each party’s ability to execute certain of its business strategies if the merger is terminated; and

•

matters relating to the merger may require substantial commitments of time and resources by Lakeland and 1st Constitution management, which could otherwise have been devoted to other opportunities that may have been beneficial to Lakeland and 1st Constitution as independent companies, as the case may be.

In addition, if the merger is not completed, Lakeland and/or 1st Constitution may experience negative reactions from the financial markets and from their respective customers and employees. Lakeland and/or 1st Constitution also could be subject to litigation related to any failure to complete the merger or to proceedings commenced by Lakeland or 1st Constitution against the other seeking damages or to compel the other to perform its obligations under the merger agreement. These factors and similar risks could have an adverse effect on the results of operation, business and stock prices of Lakeland and 1st Constitution.

The termination fee and the restrictions on solicitation contained in the merger agreement may discourage other companies from trying to acquire 1st Constitution.

Until the completion of the merger, with some exceptions, 1st Constitution is prohibited from soliciting, initiating, encouraging or participating in any discussion of or otherwise considering any inquiry or proposal that may lead to an acquisition proposal, such as a merger or other business combination transactions, with any person other than Lakeland. In addition, 1st Constitution has agreed to pay a $9.0 million termination fee to Lakeland in specified circumstances. These provisions could discourage other companies that may have an interest in acquiring 1st Constitution from considering or proposing such an acquisition even though those other companies might be willing to offer greater value to 1st Constitution’s shareholders than Lakeland has offered pursuant to the merger agreement. The payment of the termination fee could also have a material adverse effect on 1st Constitution’s financial condition. In addition, the merger agreement requires that each of 1st Constitution and Lakeland submit the merger proposal to a vote of its respective shareholders, even if the respective board of directors changes its recommendation in favor of the merger in a manner adverse to the other party.

Certain of 1st Constitution’s directors and executive officers have interests that are different from, or in addition to, interests of 1st Constitution shareholders generally.

The directors and officers of 1st Constitution have interests in the merger as directors and employees that are different from the interests of the other 1st Constitution shareholders. These interests include, among others:

•

Certain executive officers of 1st Constitution have agreements with 1st Constitution providing for lump sum payments upon a termination of employment within 12 or 18 months following a change in control.

•

Certain other employees of 1st Constitution have agreements with 1st Constitution providing for 18 months of salary continuation payments upon a termination of employment within 18 months following a change in control.

•	Certain executive officers and other employees of 1st Constitution may receive retention bonuses in connection with the merger.

•

All old stock options will fully vest and holders will be provided an opportunity to exercise such old stock options immediately following the effective time for 1st Constitution common stock, which would then be exchanged for merger consideration. Any old stock option not exercised immediately following vesting will be cancelled in exchange for a cash payment to be made by Lakeland to the holder within 10 days of the effective time. The payment for each old stock option outstanding immediately prior to the effective time that is not exercised immediately following the effective time will equal the number of shares of 1st Constitution common stock covered by the old stock option multiplied by the amount, if any, by which the volume-weighted average trading price per share of 1st Constitution common stock as reported on Bloomberg, L.P. for the five consecutive trading days ending on the fifth trading day immediately preceding the closing date exceeds the exercise price of such old stock option.

•

Each restricted stock award outstanding at the effective time will fully vest and be cancelled and converted into the right to receive merger consideration, which will be delivered within five business day following the closing date.

•

The holders of performance-based restricted stock units outstanding at the effective time will receive a cash payment within 90 days of the effective time. The amount of such payment will depend on whether the performance period is more than 50% completed at the effective time. If more than 50% of the performance period is completed, the payment is equal to the greater of (i) the payout based on actual performance through the effective time, (ii) the “change in control price” (as defined in the 1st Constitution Bancorp 2019 Equity Incentive Plan), and (iii) the award at 100% of target. If 50% or less of the performance period is completed, the payment is equal to the award at 100% of target.

•

The merger agreement provides that Lakeland will indemnify the directors and officers of 1st Constitution against certain liabilities for a six-year period following completion of the merger. In addition, Lakeland has agreed to cause the persons serving as officers and directors of 1st Constitution immediately prior to the merger to be covered by directors and officers liability insurance for a period of six years after the closing, subject to a limitation on the amount which Lakeland must spend for this insurance.

•	Certain directors and executive officers of 1st Constitution may have roles at Lakeland following the consummation of the merger.

•	Certain directors or executive officers of 1st Constitution may receive a payment of benefits under the 1st Constitution Supplemental Executive Retirement Plans on the closing date.

1st Constitution’s board of directors was aware of these interests and considered them in approving and recommending the merger. For additional information on the benefits of the merger to 1st Constitution’s management, see page 95.

Both Lakeland and 1st Constitution shareholders will have a reduced ownership and voting interest in, and will exercise less influence over management of, the resulting company following the completion of the merger.

Each of Lakeland and 1st Constitution shareholders currently have the right to vote in the election of their respective boards of directors and on various other matters affecting their respective companies. Upon the completion of the merger, 1st Constitution’s shareholders will become shareholders of Lakeland with ownership of approximately 22% of the resulting company and Lakeland shareholders will own approximately 78% of the resulting company, based on the exchange ratio of 1.3577 and the number of shares of 1st Constitution common stock outstanding as of the date of filing of this document and the number of shares issuable upon the exercise of outstanding options. Therefore, each of Lakeland’s and 1st Constitution’s shareholders will have a reduced ownership and voting interest after the merger, and as a result, less influence on the management and policies of the resulting company than each now has on the management and policies of Lakeland and 1st Constitution individually.

Issuance of shares of Lakeland common stock in connection with the merger may adversely affect the market price of Lakeland common stock.

In connection with the payment of the merger consideration, Lakeland expects to issue up to approximately 14.2 million shares of Lakeland common stock to 1st Constitution shareholders. The issuance of these new shares of Lakeland common stock may result in fluctuations in the market price of Lakeland common stock, including a possible stock price decrease.

Litigation relating to the merger could result in significant costs, management distraction, and/or a delay of, or injunction against, the merger.

On September 29, 2021, a putative class action captioned Vigliotti v. 1st Constitution Bancorp et al. was filed in the Superior Court of New Jersey, Middlesex County, Chancery Division, naming as defendants 1st Constitution and the members of the 1st Constitution board of directors challenging the disclosures made in connection with the merger. The complaint alleges, among other things, that the joint proxy statement/prospectus filed with the SEC on August 27, 2021 contains materially incomplete and misleading information regarding the process that culminated in the merger agreement and the proposed transaction, the valuation analyses performed by Raymond James and potential conflicts of interest in connection with the proposed transaction. The relief sought includes enjoining the consummation of the merger unless and until certain additional and allegedly material information is disclosed to the Company’s stockholders, rescinding the merger, to the extent already implemented, or granting rescissory damages, directing the individual defendants to account to plaintiff for all alleged damages suffered as a result of their alleged wrongdoing, and awarding plaintiff the cost and disbursements of the action, including reasonable attorneys’ and experts’ fees.

Lakeland and 1st Constitution have also received a demand letter from another 1st Constitution shareholder challenging the disclosures made in connection with the merger.

1st Constitution and Lakeland cannot predict the outcome of the shareholder complaint or the demand letter, nor can they predict the amount of time and expense that will be required to resolve the shareholder complaint or the demand letter. Other individuals may also file lawsuits against 1st Constitution and/or Lakeland and/or their directors and officers in connection with the merger. The defense or settlement of any lawsuits or claims relating to the merger may have an adverse effect on the business, financial condition and results of operations of Lakeland and/or 1st Constitution.

If the shareholder complaint, the demand letter or any future similar action remains unresolved, it could prevent or delay the completion of the merger and result in substantial costs to Lakeland and/or 1st Constitution, including any costs associated with the indemnification of directors. One of the conditions to the consummation of the merger is the absence of any judgment, order, injunction or decree or other legal restraint or prohibition that prevents the consummation of the merger or the bank merger or that makes completion of the merger or the bank merger illegal. Consequently, if a settlement or other resolution is not reached in these matters or any other lawsuits that are filed, or a plaintiff or claimant secures injunctive or other relief, then such injunctive or other relief may prevent the merger from becoming effective in a timely manner or at all. The defense or settlement of any lawsuit or claim that remains unresolved at the time the merger is completed may adversely affect the resulting company’s business, financial condition, results of operations and cash flows.

The shares of Lakeland common stock to be received by 1st Constitution shareholders as a result of the merger will have different rights from shares of 1st Constitution common stock.

Following completion of the merger, 1st Constitution shareholders will no longer be shareholders of 1st Constitution but will instead be shareholders of Lakeland. There are differences between the current rights of 1st Constitution shareholders and the rights of Lakeland shareholders that may be important to 1st Constitution shareholders. See “Comparison of Shareholders’ Rights” for a discussion of the different rights associated with Lakeland common stock and 1st Constitution common stock.

The opinions regarding the 1.3577 exchange ratio in the merger delivered to the boards of directors of Lakeland and 1st Constitution by their respective financial advisors prior to the signing of the merger agreement do not reflect any changes in circumstances which may occur or may have occurred after the date of such opinions.

KBW delivered to the board of directors of Lakeland its opinion on July 9, 2021. Raymond James delivered to the board of directors of 1st Constitution its opinion on July 11, 2021. The opinions do not reflect changes that may occur or may have occurred after the date of such opinions, including, but not limited to, changes to the operations and prospects of Lakeland or 1st Constitution, changes in general market and economic conditions or regulatory or other factors which may be beyond the control of Lakeland and 1st Constitution, including impacts of the COVID-19 pandemic, which has caused and continues to cause business disruption and higher than normal volatility in the financial markets generally, and which may materially alter or affect the value of Lakeland common stock or 1st Constitution common stock. The opinions speak only as of the date on which they were rendered and not as of the date of this joint proxy statement/prospectus or any other date.

Regulatory approvals may not be received, may take longer than expected, or may impose conditions that are not presently anticipated, cannot be met or that could have an adverse effect on the resulting company following the merger.

Before the merger and the bank merger may be completed, Lakeland and 1st Constitution must obtain approvals (or waivers) from the FDIC, the Federal Reserve and the NJDBI. Other approvals, waivers or consents from regulators may also be required. In determining whether to grant these approvals the regulators consider a variety of factors, including the regulatory standing of each party and the effect of the merger on competition, and the factors described in the section of this joint proxy statement/prospectus entitled “Description of the Merger—Conditions to the Merger.” An adverse development in either party’s regulatory standing or other factors could result in an inability to obtain approvals or delay their receipt. The Federal Reserve has stated that if material weaknesses are identified by examiners before a banking organization applies to engage in expansionary activity, the Federal Reserve will expect the banking organization to resolve all such weaknesses before applying for such expansionary activity. The Federal Reserve has also stated that if issues arise during the processing of an application for expansionary activity, it will expect the applicant banking organization to withdraw its application pending resolution of any supervisory concerns. It is possible that other regulatory agencies could adopt similar expectations for applicants.

The approvals that are granted may impose terms and conditions, limitations, obligations or costs, or place restrictions on the conduct of the resulting company’s business or require changes to the terms of the transactions contemplated by the merger agreement. There can be no assurance that regulators will not impose any such conditions, limitations, obligations or restrictions and that such conditions, limitations, obligations or restrictions will not have the effect of delaying the completion of any of the transactions contemplated by the merger agreement, imposing additional material costs on or materially limiting the revenues of the resulting company following the merger or otherwise reduce the anticipated benefits of the merger if the merger were consummated successfully within the expected timeframe. In addition, there can be no assurance that any such conditions, terms, obligations or restrictions will not result in the delay or abandonment of the merger. Further, the processing time for obtaining regulatory approvals for mergers of banks and bank holding companies, particularly for larger institutions, has increased since the financial crisis. Specifically, the Dodd-Frank Act requires bank regulators to consider financial stability concerns when evaluating a proposed transaction. Additionally, the completion of the merger is conditioned on the absence of certain orders, injunctions or decrees by any court or regulatory agency of competent jurisdiction that would prohibit or make illegal the completion of any of the transactions contemplated by the merger agreement.

Combining Lakeland and 1st Constitution may be more difficult, costly or time consuming than expected and Lakeland and 1st Constitution may fail to realize the anticipated benefits of the merger.

The success of the merger will depend, in part, on the ability of Lakeland and 1st Constitution to combine their businesses in a manner that facilitates growth opportunities and realizes anticipated cost savings.

To realize the anticipated benefits and cost savings from the merger, Lakeland and 1st Constitution must successfully integrate and combine their businesses in a manner that permits those cost savings to be realized, without adversely affecting current revenues and future growth. If Lakeland and 1st Constitution are not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected. In addition, the actual cost savings and anticipated benefits of the merger could be less than anticipated, and integration may result in additional unforeseen expenses. An inability to realize the full extent of the anticipated benefits of the merger and the other transactions contemplated by the merger agreement, as well as any delays encountered in the integration process, could have an adverse effect upon the revenues, level of expenses and operating results of the resulting company, which may adversely affect the value of the common stock of the resulting company after the completion of the merger.

The failure to successfully integrate the businesses and operations of 1st Constitution and Lakeland in the expected time frame may adversely affect the resulting company’s future results.

Lakeland and 1st Constitution have operated and, until the completion of the merger, must continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the companies’ ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits and cost savings of the merger. Integration efforts between the two companies may also divert management attention and resources. Specifically, the following issues, among others, must be addressed in integrating the operations of Lakeland and 1st Constitution in order to realize the anticipated benefits of the merger so the resulting company performs as expected:

•	combining the companies’ operations and corporate functions;

•

combining the businesses of Lakeland and 1st Constitution in a manner that permits the resulting company to achieve the cost savings and revenue synergies anticipated to result from the merger, the failure of which would result in the anticipated benefits of the merger not being realized in the time frame currently anticipated or at all;

•	integrating personnel from the two companies;

•	integrating the companies’ technologies;

•	identifying and eliminating redundant functions;

•	harmonizing the companies’ operating practices, employee development and compensation programs, internal controls and other policies, procedures and processes;

•	managing the movement of certain positions to different locations;

•	integrating the branches of the resulting company; and

•	limiting the outflow of deposits held by new customers and successfully retaining and managing interest-earning assets (i.e., loans) of the resulting company.

These integration matters could have an adverse effect on each of Lakeland and 1st Constitution during this transition period and for an undetermined period after completion of the merger on the resulting company.

In addition, at times the attention of certain members of either company’s or both companies’ management and resources may be focused on completion of the merger and the integration of the businesses of the two companies and diverted from day-to-day business operations, which may disrupt each company’s ongoing business and the business of the resulting company.

The future results of the resulting company following the merger may suffer if the resulting company does not effectively manage its expanded operations.

Following the merger, the size of the business of the resulting company will increase significantly beyond the current size of either Lakeland’s or 1st Constitution’s business. The resulting company’s future success will depend, in part, upon its ability to manage this expanded business, which may pose challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. The resulting company may also face increased scrutiny from governmental authorities as a result of the significant increase in the size of its business. There can be no assurances that the resulting company will be successful or that it will realize the expected operating efficiencies, cost savings, revenue enhancements or other benefits currently anticipated from the merger.

The resulting company may be unable to retain Lakeland or 1st Constitution personnel successfully in connection with the merger.

The success of the merger will depend in part on the resulting company’s ability to retain the talents and dedication of key employees currently employed by Lakeland and 1st Constitution. It is possible that these employees may decide not to remain with Lakeland or 1st Constitution, as applicable, while the merger is pending or with the resulting company after the merger is consummated. Competition for qualified personnel can be intense.

Current and prospective employees of Lakeland and 1st Constitution may experience uncertainty about their future roles with Lakeland and 1st Constitution until strategies with regard to these employees are announced or executed, which may impair Lakeland’s and 1st Constitution’s ability to attract, retain and motivate key management, commercial lenders, and other personnel prior to and following the merger. Employee retention may be particularly challenging during the pendency of the merger, as employees of Lakeland and 1st Constitution may experience uncertainty about their future roles with the resulting company. If Lakeland and 1st Constitution are unable to retain key employees, including management, who are critical to the successful integration and future operations of the companies, Lakeland and 1st Constitution could face disruptions in their operations, loss of existing customers, loss of key information, expertise or know-how and unanticipated additional recruitment costs. In addition, if key employees terminate their employment, the resulting company’s business activities may be adversely affected and management’s attention may be diverted from successfully integrating Lakeland and 1st Constitution to hiring suitable replacements, all of which may cause the resulting company’s business to suffer. Furthermore, the resulting company may have to incur significant costs in identifying, hiring and retaining replacements for departing employees and may lose significant expertise and talent relating to the business of each of Lakeland and 1st Constitution, and the resulting company’s ability to realize the anticipated benefits of the merger may be adversely affected. In addition, Lakeland and 1st Constitution may not be able to locate or retain suitable replacements for any key employees who leave either company.

Goodwill incurred in the merger may negatively affect the resulting company’s financial condition.

To the extent that the merger consideration for accounting purposes exceeds the fair value of the net assets, including identifiable intangibles, of Lakeland, that amount will be reported as goodwill by the resulting company. In accordance with current accounting guidance, goodwill will not be amortized but will be evaluated for impairment annually. A failure to realize expected benefits of the merger could adversely impact the carrying value of the goodwill recognized in the merger, and in turn negatively affect the resulting company’s financial condition.

The unaudited pro forma combined condensed financial statements included in this document are preliminary, and the actual financial condition and results of operations of the resulting company after the merger may differ materially.

The unaudited pro forma combined condensed financial statements in this document are presented for illustrative purposes only and are not necessarily indicative of what the resulting company’s actual financial condition or results of operations would have been had the merger been completed on the dates indicated. The unaudited pro forma combined condensed financial data, while helpful in illustrating the financial characteristics of the resulting company under one set of assumptions, do not reflect the benefits of expected cost savings or opportunities to earn additional revenue and, accordingly, do not attempt to predict or suggest future results. The unaudited pro forma combined condensed financial statements reflect adjustments, which are based upon preliminary estimates, to record the 1st Constitution identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The purchase price allocation reflected in this document is preliminary, and final allocation of the purchase price will be based on the actual purchase price and the fair value of the assets and liabilities of Lakeland as of the date of the completion of the merger. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this document. For more information, please see “Unaudited Pro Forma Combined Condensed Consolidated Financial Data.”

1st Constitution shareholders do not have appraisal or dissenters’ rights in the merger.

Appraisal or dissenters’ rights are statutory rights that, if applicable, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in that extraordinary transaction. Under the New Jersey Business Corporation Act, and pursuant to 1st Constitution’s Certificate of Incorporation, holders of 1st Constitution common stock are not entitled to appraisal rights in the merger with respect to their shares of 1st Constitution common stock because 1st Constitution common stock is listed on a national securities exchange and 1st Constitution’s Certificate of Incorporation does not provide for appraisal rights unless specifically granted by 1st Constitution’s board of directors.

Lakeland shareholders do not have appraisal or dissenters’ rights in the merger.

Appraisal or dissenters’ rights are statutory rights that, if applicable under applicable law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in that extraordinary transaction. Under the New Jersey Business Corporation Act, and pursuant to Lakeland’s Certificate of Incorporation, holders of Lakeland common stock are not entitled to appraisal rights in the merger with respect to their shares of Lakeland common stock because Lakeland common stock is listed on a national securities exchange and Lakeland’s Certificate of Incorporation does not provide for appraisal rights unless specifically granted by Lakeland’s board of directors.

Risks Relating to Lakeland’s Business.

You should read and consider risk factors specific to Lakeland’s business (including those related to the COVID-19 pandemic) that will also affect the resulting company after the merger. These risks are described in the sections entitled “Risk Factors” in Lakeland’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and in other documents incorporated by reference into this document. Please see the section entitled “Where You Can Find More Information” beginning on page 113 of this document for the location of information incorporated by reference into this document.

Risks Relating to 1st Constitution’s Business.

You should read and consider risk factors specific to 1st Constitution’s business (including those related to COVID-19 pandemic) that will also affect the resulting company after the merger. These risks are described in the sections entitled “Risk Factors” in 1st Constitution’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and in other documents incorporated by reference into this document. Please see the section entitled “Where You Can Find More Information” beginning on page 113 of this document for the location of information incorporated by reference into this document.

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

Some of the statements contained or incorporated by reference in this document are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving Lakeland’s or 1st Constitution’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “projections,” “prospects,” “forecast,” “guidance,” “goal,” “objective” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may,” or by variations of such words or by similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the merger or the bank merger, including future financial and operating results of Lakeland, 1st Constitution or the resulting company following the merger, the resulting company’s plans, objectives, expectations and intentions, the expected timing of the completion of the merger, financing plans and the availability of capital, the likelihood of success and impact of litigation and other statements that are not historical facts. These statements are only predictions based on Lakeland’s and 1st Constitution’s current expectations and projections about future events. There are important factors that could cause Lakeland’s and 1st Constitution’s actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the numerous risks and uncertainties described in the section entitled “Risk Factors.”

These forward-looking statements are subject to numerous assumptions, risks, and uncertainties which change over time. In addition to factors previously disclosed in Lakeland’s and 1st Constitution’s reports filed with the SEC, the following factors, among others, could cause actual results to differ materially from forward-looking statements:

•	the effects of the COVID-19 pandemic on the economy generally and on Lakeland and 1st Constitution in particular;

•	the inability to close the merger and the bank merger in a timely manner;

•

the failure to complete the merger due to the failure of Lakeland shareholders to approve the Lakeland share issuance or of 1st Constitution shareholders to approve the merger agreement and the merger;

•	failure to obtain applicable regulatory approvals and meet other closing conditions to the merger on the expected terms and schedule;

•	the potential impact of the announcement or consummation of the proposed merger on relationships with third parties, including customers, employees, and competitors;

•	business disruption following the merger;

•	difficulties and delays in integrating the Lakeland and 1st Constitution businesses or fully realizing cost savings and other benefits;

•	each of 1st Constitution’s and Lakeland’s potential exposure to unknown or contingent liabilities of the other party;

•	the challenges of integrating, retaining, and hiring key personnel;

•	failure to attract new customers and retain existing customers in the manner anticipated;

•	the outcome of pending or threatened litigation, or of matters before regulatory agencies, whether currently existing or commencing in the future, including litigation related to the merger;

•	any interruption or breach of security resulting in failures or disruptions in customer account management, general ledger, deposit, loan, or other systems;

•	changes in Lakeland’s or 1st Constitution’s stock price before closing, including as a result of the financial performance of Lakeland or 1st Constitution prior to closing;

•

operational issues stemming from, and/or capital spending necessitated by, the potential need to adapt to industry changes in information technology systems, on which Lakeland and 1st Constitution are highly dependent;

•

changes in legislation, regulation, policies, or administrative practices, whether by judicial, governmental, or legislative action, pertaining to banking, securities, taxation, rent regulation and housing, financial accounting and reporting, environmental protection, and insurance, and the ability to comply with such changes in a timely manner;

•	changes in the monetary and fiscal policies of the United States Government, including policies of the United States Department of the Treasury and the Federal Reserve;

•

changes in interest rates, which may affect Lakeland’s or 1st Constitution’s net income, prepayment penalty income, mortgage banking income, and other future cash flows, or the market value of Lakeland’s or 1st Constitution’s assets, including its investment securities;

•	potential changes to the Internal Revenue Code;

•	changes in accounting principles, policies, practices, or guidelines;

•	changes in Lakeland’s or 1st Constitution’s credit ratings or in Lakeland’s or 1st Constitution’s ability to access the capital markets;

•	natural disasters, war, terrorist activities or pandemics; and

•	other economic, competitive, governmental, regulatory, technological, and geopolitical factors affecting Lakeland’s or 1st Constitution’s operations, pricing, and services.

Additionally, the timing and occurrence or non-occurrence of events may be subject to circumstances beyond Lakeland’s or 1st Constitution’s control.

Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

For any forward-looking statements made in this document or in any documents incorporated by reference into this document, Lakeland and 1st Constitution claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this document or the date of the applicable document incorporated by reference in this document. Except to the extent required by applicable law, Lakeland and 1st Constitution do not undertake to update forward-looking statements to reflect facts, circumstances, assumptions, or events that occur after the date the forward-looking statements are made. All written and oral forward-looking statements concerning the merger or other matters addressed in this document and attributable to Lakeland, 1st Constitution, or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this document.

UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL DATA

The unaudited pro forma combined condensed consolidated balance sheet combines the historical information of Lakeland and 1st Constitution as of June 30, 2021 and assumes that the merger was completed on that date. The unaudited pro forma combined condensed consolidated income statements combine the historical financial information of Lakeland and 1st Constitution and give effect to the merger as if it had been completed as of the beginning of the fiscal year ended December 31, 2020.

The unaudited pro forma combined condensed consolidated financial data, while helpful in illustrating the financial characteristics of the resulting company under one set of assumptions, does not reflect the benefits of expected cost savings or opportunities to earn additional revenue and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the resulting company would have been had our companies been combined during these periods.

The unaudited pro forma combined condensed consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of the results of operations or financial condition had the merger been completed on the dates described above, nor is it necessarily indicative of the results of operations in future periods or the future financial position of the combined entities. The financial information should be read in conjunction with the accompanying Notes to the Unaudited Pro Forma Combined Condensed Consolidated Financial Information. Certain reclassifications have been made to 1st Constitution’s historical financial information to conform to Lakeland’s presentation of financial information. In addition, as explained in more detail in the accompanying notes, the preliminary allocation of the pro forma purchase price reflected in the unaudited pro forma combined condensed consolidated financial information is subject to adjustment after the merger is completed and may vary significantly from the actual purchase price allocation that will be recorded upon completion of the merger.

The pro forma financial information includes estimated adjustments, including adjustments to record assets and liabilities of 1st Constitution at their respective fair values, and represents the pro forma estimates by Lakeland and 1st Constitution based on available fair value information as of the date of the merger agreement.

The unaudited pro forma combined condensed consolidated financial information has been derived from and should be read in conjunction with the historical consolidated financial statements and the related notes of Lakeland and 1st Constitution, which are incorporated in this document by reference.

Pro Forma Balance Sheet—June 30, 2021 Consolidated
	Lakeland at June 30, 2021	1st Constitution at June 30, 2021	Pro Forma Adjustments		Pro Forma Combined at June 30, 2021
	(Dollars in thousands, except per share amounts)
Cash	$358,052	$18,386	$(17,165	)(1)	$359,273
Interest-bearing deposits due from banks	17,348	197,291			214,639

Total cash and cash equivalents	375,400	215,677	(17,165)		573,912

Investment securities available for sale, at estimated fair value	988,673	130,886			1,119,559
Investment securities held to maturity	94,278	97,993	3,800	(2)	196,071
Equity securities, at fair value	15,440	—			15,440
Federal Home Loan Bank and other membership stocks, at cost	9,210	1,247			10,457
Loans held for sale	816	6,017			6,833
Loans, net of deferred fees	5,988,832	1,235,442	600	(3)	7,224,874
Less: Allowance for credit losses on loans and leases	60,389	16,925	3,975	(4)	81,289

Net loans	5,928,443	1,218,517	(3,375)		7,143,585

Premises and equipment, net	47,641	14,043			61,684
Operating lease right-of-use assets	15,513	15,707			31,220
Accrued interest receivable	18,309	4,306			22,615
Goodwill	156,277	34,662	54,890	(5)	245,829
Other identifiable intangible assets	2,841	1,182	5,318	(6)	9,341
Bank owned life insurance	116,398	37,658	—		154,056
Other assets	84,999	11,350	(371	)(7)	95,978

Total Assets	$7,854,238	$1,789,245	$43,097		$9,686,580

Total deposits	6,715,035	1,546,061	$1,100	(8)	8,262,196
Federal funds purchased and securities sold under agreements to repurchase	100,190	—	—		100,190
Other borrowings	25,000	—			25,000
Subordinated debentures	113,045	18,557	(2,000	)(9)	129,602
Operating lease liabilities	16,847	16,612			33,459
Other liabilities	87,445	12,358	—		99,803

Total Liabilities	$7,057,562	$1,593,588	$(900)		$8,650,250

Common stock, no par value	563,980	111,775	143,063	(10)	818,818
Retained earnings	228,803	83,333	(98,517	)(11)	213,619
Treasury shares, at cost	(1,452)	(739)	739	(12)	(1,452)
Accumulated other comprehensive income	5,345	1,288	(1,288	)(12)	5,345

Total Shareholders’ Equity	796,676	195,657	43,997		1,036,330

Total Liabilities and Shareholders’ Equity	$7,854,238	$1,789,245	$43,097		$9,686,580

Per share information
Common shares outstanding	50,601,349	10,284,848	3,678,890		64,565,087
Book value per common share	$15.74	$19.02			$16.05

(1) Adjustment to record merger related expenses and cash-out of 1st Constitution options
1st Constitution after-tax transaction expenses	$9,252
Lakeland Bancorp pre-tax transaction expenses	5,275
Cash out of 1st Constitution restricted stock units.		768
Cash out of 1st Constitution stock options, pre-tax.		1,870

Total merger-related adjustments to cash		$17,165

(footnotes continued on following page)

(footnotes continued from previous page)

(2) Adjustment to record held to maturity investment securities at fair value		$3,800
(3) Adjustment to record loans at fair value
Interest rate adjustment to record loans at fair value	$16,300
Less: Gross credit mark on loans	(20,900)
Plus: Purchased credit discount (“PCD”) CECL reserve gross up amount	5,200

Net adjustment on loans		$600
(4) Reversal of existing 1st Constitution Bancorp allowance for loan and lease losses	$(16,925)
Less: PCD CECL reserve	5,200
Less: Provision for estimated lifetime credit losses for Non-PCD loans	15,700

Net adjustment to allowance for credit losses on loans and leases		$3,975

(5)   Excess of purchase price less 1st Constitution tangible equity, elimination of existing 1st Constitution goodwill, net fair value adjustments and creation of core deposit intangible (“CDI”). The purchase price was estimated to equal $254,838 based on the issuance or 13,963,738 shares in the merger reflecting 10,284,848 1st Constitution shares outstanding as of June 30, 2021 and an exchange ratio of 1.3577x. The purchase price assumption is based on an assumed price for Lakeland stock equal to $18.25 per share which was the closing price for Lakeland as of October 7, 2021.

1st Constitution tangible equity:
Total shareholders’ equity	$195,657
Less: CDI	(1,182)
Less: Goodwill	(34,662)

1st Constitution tangible equity		$159,813

Purchase price	$254,838
Less: Tangible equity of 1st Constitution	(159,813)
Plus: Net adjustment to record FCCY merger related expenses (after tax)	9,252

Excess of purchase price over tangible equity of 1st Constitution Bancorp	104,277
Less: Net fair value adjustments	(14,725)

Preliminary pro forma goodwill resulting from merger		$89,552
Less: 1st Constitution Bancorp existing goodwill		(34,662)

Net adjustment to goodwill		$54,890

The following table summarizes the determination of the purchase price consideration with a sensitivity analysis assuming a 10% increase and 10% decrease in the price per share of Lakeland common stock from the October 7, 2021 baseline with its impact on the preliminary goodwill.

Preliminary Purchase Price Allocation

(Dollars in thousands except for share price)

	October 7, 2021		10% Increase		10% Decrease
Shares of 1st Constitution Bancorp	10,284,848		10,284,848		10,284,848
Exchange ratio	1.3577	x	1.3577	x	1.3577	x

Lakeland shares issued	13,963,738		13,963,738		13,963,738
Price per share of Lakeland common stock on October 7, 2021	$18.25		$20.08		$16.43
Preliminary consideration for common stock	$254,838		$280,392		$229,424
Consideration for equity awards	$2,637		$3,083		$2,194

Total pro forma purchase price consideration	$257,476		$283,475		$231,618

Preliminary goodwill	$89,552		$115,441		$63,805

(footnotes continued on following page)

(footnotes continued from previous page)

(6) Adjustment to record CDI
Estimated CDI		$6,500
Less: 1st Constitution Bancorp existing CDI		(1,182)

Net adjustment to CDI		$5,318

(7) Current/deferred income taxes created as a result of purchase accounting adjustments.
Current and deferred income taxes on fair value adjustments	$(6,518)
Plus: Current/deferred income taxes on Lakeland Bancorp transaction expenses	1,065
Plus: Current/deferred income taxes on provision for non-PCD loans	4,726
Plus: Deferred taxes (net) eliminated on 1st Constitution Bancorp existing CDI	356

Current/deferred income taxes created as a result of purchase accounting adjustments		$(371)

(8) Adjustment to record time deposits at fair value		(1,100)
(9) Adjustment to record subordinated debt at fair value.		2,000
(10) Elimination of 1st Constitution Bancorp’s common stock and record issuance of a 13,963,738 shares of Lakeland Bancorp common stock, no par value, as consideration.
Shares issued based on 10,284,848 1st Constitution shares outstanding as of June 30, 2021 and an exchange ratio of 1.3577x.
Eliminate existing 1st Constitution existing common stock.	$(111,775)
Record Lakeland Bancorp common stock issued in consideration	254,838

Adjustment to common stock, no par value.		143,063
(11) Eliminate 1st Constitution Bancorp’s retained earnings as of June 30, 2021.	$(83,333)
Record the impact to equity of the CECL non-purchased deteriorated credit loans net of taxes.	$(10,974)
Record Lakeland Bancorp’s transaction expenses, net of taxes.	(4,210)

Total adjustments to retained earnings		$(98,517)

(12) Eliminate 1st Constitution Bancorp’s other capital accounts.
Treasury shares, at cost		$739
Accumulated other comprehensive income		$(1,288)

Pro Forma Income Statement—June 30, 2021 Consolidated
	Lakeland for the Six Months Ended June 30, 2021	1st Constitution for the Six Months Ended June 30, 2021	Pro Forma Adjustments		Pro Forma Combined for the Six Months Ended June 30, 2021
	(Dollars in thousands, except per share amounts)
Interest income:
Loans and fees	$119,307	$30,770	$(100	)(1)	$149,977
Federal funds sold and interest-earning deposits with banks	89	95			184
Investment securities	9,253	1,960	(475	)(2)	10,738

Total interest income	128,649	32,825	(575)		160,899

Interest expense:
Deposits	9,362	2,940	$(550	)(3)	$11,752
Federal funds	39	—	—		39
Other borrowings	2,780	167	67	(4)	3,014

Total interest expense	12,181	3,107	(483)		14,805

Net interest income	116,468	29,718	(92)		146,094
Provision for loan losses	(8,601)	2,000	—		(6,601)

Net interest income after provision for loan losses	125,069	27,718	(92)		152,695

Noninterest income:
Service charges on deposit accounts	4,741	224	—		$4,965
Commissions and fees	3,353	—	—		3,353
Income on bank owned life insurance	1,277	342	—		1,619
Gain (loss) on equity securities	(133)	—	—		(133)
Gains on sales of loans	1,315	5,861	—		7,176
Gains on sales of investment securities, net	9	4	—		13
Swap income	634	—	—		634
Other income	(168)	1,382	—		1,214

Total non-interest income	11,028	7,813	—		$18,841

Non-interest expense:
Compensation and employee benefits	40,925	13,411	—		$54,336
Premises and equipment	12,396	2,472	—		14,868
FDIC insurance	1,332	425	—		1,757
Data processing	2,554	996	—		3,550
Other operating expenses	10,793	4,328	432	(5)	15,553

Total non-interest expense	68,000	21,632	432		$90,064

Income before tax expenses	68,097	13,899	(524)		81,472
Income tax expense	17,515	3,818	(158	)(6)	21,175

Net income available to common shareholders	$50,582	$10,081	$(366)		$60,297

Less: earnings allocated to participating securities	(531)	—	—		(531)

Pro Forma Income Statement—June 30, 2021 Consolidated
	Lakeland for the Six Months Ended June 30, 2021	1st Constitution for the Six Months Ended June 30, 2021	Pro Forma Adjustments		Pro Forma Combined for the Six Months Ended June 30, 2021
	(Dollars in thousands, except per share amounts)
Net income allocated to common shareholders	$50,051	$10,081	$(366)		$59,766

Per share information
Basic earnings per share	$0.99	$0.98			$0.93
Average basic shares outstanding	50,606,002	10,267,343	3,696,395	(7)	64,569,740
Diluted earnings per share	$0.98	$0.98			$0.92
Average diluted shares outstanding	50,821,610	10,315,780	3,647,958	(7)	64,785,348

(1) Net adjustment to interest income to record the estimated amortization of the net fair value premium on loans over three years on a straight-line basis
(2) Net adjustment to interest income to record the estimated amortization of the fair value adjustment on held to maturity security investments over four years on a straight line basis.
(3) Net adjustment to deposit interest expense to record the estimated amortization of the fair value adjustment on deposits over one year on a straight-line basis.
(4) Net adjustment to interest expense to record the estimated amortization of the fair value adjustment on subordinated debt over fifteen years on a straight-line basis.
(5) Estimated adjustment to CDI amortization expense assuming a ten year life using the sum of the years digits amortization method.
Reverse amortization recorded for the six months ended June 30, 2021	$ (159)
Adjustment to CDI amortization	591

Net adjustment	$432

(6) Tax effect on the pro forma adjustments at an assumed 30.10% effective combined federal and state tax rate.
(7) Reflects the issuance of 13,963,738 shares of Lakeland Bancorp common stock in consideration for the outstanding share of 1st Constitution Bancorp.

Pro Forma Income Statement—December 31, 2020 Consolidated
	Lakeland for the Year Ended December 31, 2020	1st Constitution for the Year Ended December 31, 2020	Pro Forma Adjustments		Pro Forma Combined for the Year Ended December 31, 2020
	(Dollars in thousands, except per share amounts)
Interest income:
Loans and fees	$229,036	$63,808	$(200	)(1)	$292,644
Federal funds sold and interest-earning deposits with banks	348	107			455
Investment securities	19,458	5,231	(950	)(2)	23,739

Total interest income	248,842	69,146	(1,150)		316,838

Interest expense:
Deposits	32,059	9,981	$(1,100	)(3)	$40,940
Federal funds	556	—	—		556
Other borrowings	8,540	662	133	(4)	9,335

Total interest expense	41,155	10,643	(967)		50,831

Net interest income	207,687	58,503	(183)		266,007
Provision for loan losses	27,222	6,698	15,700	(5)	49,620

Net interest income after provision for loan losses	180,465	51,805	(15,883)		216,387

Non-interest income:
Service charges on deposit accounts	9,148	601	—		$9,749
Commissions and fees	5,868	—	—		5,868
Income on bank owned life insurance	2,657	818	—		3,475
Gain (loss) on equity securities	(552)	—	—		(552)
Gains on sales of loans	3,322	10,230	—		13,552
Gains on sales of investment securities, net	1,213	101	—		1,314
Swap income	4,719	—	—		4,719
Other income	735	2,893	—		3,628

Total non-interest income	27,110	14,643	—		$41,753

Non-interest expense:
Compensation and employee benefits	80,399	26,681	—		$107,080
Premises and equipment	21,871	4,776	—		26,647
FDIC insurance	2,123	816	—		2,939
Data processing	4,964	1,871	—		6,835
Other operating expenses	23,441	7,611	792	(6)	31,844

Total noninterest expense	132,798	41,755	792		$175,345

Income before tax expense	74,777	24,693	(16,675)		82,795
Income tax expense	17,259	6,607	(5,019	)(7)	18,847

Net income available to common shareholders	$57,518	$18,086	$(11,656)		$63,948

Pro Forma Income Statement—December 31, 2020 Consolidated
	Lakeland for the Year Ended December 31, 2020	1st Constitution for the Year Ended December 31, 2020	Pro Forma Adjustments		Pro Forma Combined for the Year Ended December 31, 2020
	(Dollars in thousands, except per share amounts)
Less: earnings allocated to participating securities	(511)	—	—		(511)

Net income allocated to common shareholders	$57,007	$18,086	$(11,656)		$63,437

Per Share Information
Basic earnings per share	$1.13	$1.77			$0.98
Average basic shares outstanding	50,540,136	10,220,319	3,743,419	(8)	64,503,874
Diluted earnings per share	$1.13	$1.76			$0.98
Average diluted shares outstanding	50,650,495	10,260,965	3,702,773	(8)	64,614,233

(1) Net adjustment to interest income to record the estimated amortization of the net fair value premium on loans over three years on a straight-line basis.
(2) Net adjustment to interest income to record the estimated amortization of the fair value adjustment on held to maturity security investments over four years on a straight line basis.
(3) Net adjustment to interest expense to record the estimated amortization of the fair value adjustment on deposits over one year on a straight-line basis.
(4) Net adjustment to interest expense to record the estimated amortization of the fair value adjustment on subordinated debt over fifteen years on a straight-line basis.

(5)   Adjustment to record provision expense of $15.7 million on 1st Constitution Bancorp’s non-PCD loans, including adoption of the current expected credit losses (“CECL”) methodology for 1st Constitution Bancorp loan portfolio (Day 2).

(6) Estimated adjustment to CDI amortization expense assuming a ten year life using the sum of the years digits amortization method.

Amount
CDI intangible amortization.	$—
Reverse amortization recorded for the six months ended June 30, 2021	$(390)
Adjustment to CDI amortization	1,182

Net adjustment	$792

(7) Tax effect on the pro forma adjustments at an assumed 30.10% effective combined federal and state tax rate.
(8) Reflects the issuance of 13,963,738 shares of Lakeland Bancorp common stock in consideration for the outstanding share of 1st Constitution Bancorp.

SPECIAL MEETING OF LAKELAND SHAREHOLDERS

This document is being provided to holders of Lakeland common stock as Lakeland’s proxy statement in connection with the solicitation of proxies by and on behalf of Lakeland’s board of directors to be voted at the Lakeland special meeting and at any adjournment or postponement of the Lakeland special meeting.

Date, Time and Place of Meeting

The Lakeland special meeting will be held virtually via the internet on December 3, 2021 at 10:00 a.m., Eastern Time. Due to the continuing public health impact of the COVID-19 pandemic and to support the well-being of our shareholders and employees, we are holding the Lakeland special meeting in a virtual meeting format exclusively by webcast.

Purpose of the Meeting

At the Lakeland special meeting, Lakeland’s shareholders will be asked to:

•	Approve the Lakeland share issuance proposal, pursuant to which Lakeland will issue shares of its common stock to 1st Constitution shareholders pursuant to the terms of the merger agreement.

•	Approve the Lakeland adjournment proposal, if necessary.

Who Can Vote at the Meeting

You are entitled to vote if you held shares of Lakeland common stock as of the close of business on October 8, 2021, which is the record date for the Lakeland special meeting. As of the close of business on the record date, 50,606,365 shares of Lakeland common stock were outstanding. Each share of Lakeland common stock has one vote on each matter presented to shareholders.

Attending the Lakeland Special Meeting

If you are a record holder you will be able to attend the Lakeland special meeting online, ask questions and vote during the meeting by first registering at “register.proxypush.com/LBAI”. A confirmation email will be sent to you following your registration. Approximately one hour prior to the meeting another email will be sent to you with a unique link to join the meeting. Please have your control number, which can be found on your proxy card, notice or voting instruction form, to register for the meeting. If you are a beneficial owner, you also will be able to attend the Lakeland special meeting online, ask questions and vote during the meeting by first registering at “register.proxypush.com/LBAI”. A confirmation email will be sent to you following your registration. Approximately one hour prior to the meeting another email will be sent to you with a unique link to join the meeting. Please have your control number, which can be found on the voting instructions provided by your bank, broker, trustee or other nominee, to register for the meeting.

Lakeland encourages its shareholders to log in to the meeting website up to 15 minutes prior to the meeting time. Shareholders should verify their internet connection prior to the Lakeland special meeting. If you have difficulty accessing the virtual Lakeland special meeting, please contact technical support as indicated on the Lakeland special meeting. Shareholders will have substantially the same opportunities to participate in the virtual Lakeland special meeting as they would have at a physical, in-person meeting.

Even if you plan to attend the Lakeland special meeting virtually, Lakeland recommends that you vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the respective special meeting.

Quorum; Vote Required

The presence at the special meeting, in attendance virtually or by proxy, of the holders of a majority of the issued and outstanding shares of Lakeland common stock at the Lakeland special meeting constitutes a quorum for the transaction of business at the Lakeland special meeting. If you submit valid proxy instructions or attend the meeting, your shares will be counted to determine whether there is a quorum, even if you abstain from voting. If you fail to provide voting instructions to your broker, bank or other nominee with respect to a proposal, that broker, bank or other nominee will not vote your shares of Lakeland common stock and these shares will not be counted toward a quorum and will not be considered cast with respect to that proposal.

Assuming the presence of a quorum, the proposal to approve the issuance of Lakeland common stock pursuant to the merger agreement and the Lakeland adjournment proposal each must be approved by the affirmative vote of a majority of votes cast at the Lakeland special meeting. Abstentions will not affect the outcome of the proposals.

Voting and Revocability of Proxies

You may vote by proxy or at the Lakeland special meeting. To ensure your representation at the Lakeland special meeting, Lakeland recommends that you vote by proxy even if you plan to attend the special meeting virtually. You can always change your vote at the special meeting.

If you are a shareholder of record, you can vote your shares:

•	via internet at www.proxypush.com/LBAI;

•	via telephone by calling 1-866-883-3382;

•	by completing and mailing the proxy card that is enclosed; or

•	by voting at the Lakeland special meeting.

Please refer to the specific instructions set forth on the proxy card. We encourage you to vote via the internet or by telephone.

Lakeland shareholders whose shares are held in “street name” by their broker, bank or other nominee must follow the instructions provided by their broker, bank or other nominee to vote their shares. Your broker, bank or other nominee may allow you to deliver your voting instructions via telephone or the internet.

If you are a holder of record of Lakeland common stock, voting instructions are included on the enclosed proxy card. If you properly complete and timely submit your proxy, your shares will be voted as you have directed. You may vote for, against or abstain with respect to each matter. If you are the holder of record of your shares of Lakeland common stock and submit your proxy without specifying a voting instruction, your shares of Lakeland common stock will be voted “FOR” the Lakeland share issuance proposal and “FOR” the Lakeland adjournment proposal. If your shares are held in street name and you return an incomplete instruction card to your broker, bank or other nominee, that broker, bank or other nominee will not vote your shares with respect to any matter.

You may revoke your proxy at any time before it is voted at the special meeting by:

•	filing with the Corporate Secretary of Lakeland a duly executed revocation of proxy;

•	submitting a new proxy with a later date; or

•	voting again via the internet or by telephone not later than 10:00 a.m., Eastern Time, on December 3, 2021.

If your shares are held in “street name,” you should contact your broker, bank or other nominee to change your vote.

Attendance at the Lakeland special meeting virtually will not, in and of itself, constitute a revocation of a proxy. All written notices of revocation and other communication with respect to the revocation of proxies should be addressed to:

Lakeland Bancorp, Inc.

250 Oak Ridge Road

Oak Ridge, New Jersey 07438

Attention: Corporate Secretary

If any matters not described in this document are properly presented at the Lakeland special meeting, the persons named in the proxy card will use their judgment to determine how to vote your shares of Lakeland common stock. Lakeland does not know of any other matters to be presented at the Lakeland special meeting.

Solicitation of Proxies

Lakeland will pay for the solicitation of proxies from Lakeland shareholders. In addition to soliciting proxies by mail, Equiniti Trust Company, a proxy solicitation firm, will assist Lakeland in soliciting proxies for the Lakeland special meeting. Lakeland will pay $7,500 for these services plus out-of-pocket expenses. Lakeland has also agreed to indemnify Equiniti Trust Company for certain losses, costs and expenses. Additionally, directors, officers and employees of Lakeland may solicit proxies personally and by telephone. None of these persons will receive additional or special compensation for soliciting proxies. Lakeland will, upon request, reimburse brokers, banks and other nominees for their expenses in sending proxy materials to their customers who are beneficial owners of Lakeland common stock and obtaining their voting instructions.

LAKELAND PROPOSAL NO. 1

APPROVAL OF THE LAKELAND SHARE ISSUANCE PURSUANT TO THE MERGER AGREEMENT

At the Lakeland special meeting, Lakeland shareholders will consider and vote on a proposal to approve the issuance of Lakeland common stock to holders of 1st Constitution common stock pursuant to the merger agreement. Details about the merger agreement, including each party’s reasons for the merger, the effect of approval and adoption of the merger agreement, and the merger and the timing of effectiveness of the merger, are discussed in the section entitled “Description of the Merger” beginning on page 53 of this document. The merger cannot be completed without the approval of this proposal by Lakeland’s shareholders.

The Lakeland board of directors unanimously recommends that Lakeland shareholders vote “FOR”

approval of the Lakeland share issuance pursuant to the merger agreement.

LAKELAND PROPOSAL NO. 2

APPROVAL OF THE LAKELAND ADJOURNMENT PROPOSAL

If there are insufficient proxies at the time of the meeting to approve the Lakeland share issuance proposal, the Lakeland shareholders may be asked to vote on a proposal to adjourn the meeting to a later date to allow additional time to solicit additional proxies. Lakeland’s board of directors does not currently intend to propose adjournment at the Lakeland special meeting if there are sufficient votes to approve the Lakeland share issuance proposal.

The Lakeland board of directors unanimously recommends a vote “FOR” the Lakeland adjournment proposal.

SPECIAL MEETING OF 1ST CONSTITUTION SHAREHOLDERS

This document is being provided to holders of 1st Constitution common stock as 1st Constitution’s proxy statement in connection with the solicitation of proxies by and on behalf of 1st Constitution’s board of directors to be voted at the 1st Constitution special meeting and at any adjournment or postponement of the 1st Constitution special meeting.

Date, Time and Place of Meeting

The 1st Constitution special meeting will be held virtually via the internet on December 3, 2021 at 10:00 a.m., Eastern Time. Due to the continuing public health impact of the COVID-19 pandemic and to support the well-being of our shareholders and employees, we are holding the 1st Constitution special meeting in a virtual meeting format exclusively by webcast.

Purpose of the Meeting

At the 1st Constitution special meeting, 1st Constitution’s shareholders will be asked to:

•	Approve an Agreement and Plan of Merger, dated as of July 11, 2021, by and between 1st Constitution and Lakeland and the merger of 1st Constitution with and into Lakeland as contemplated thereby; and

•	Approve the 1st Constitution merger-related compensation proposal;

•	Approve the 1st Constitution adjournment proposal, if necessary or advisable.

Who Can Vote at the Meeting

You are entitled to vote if the records of 1st Constitution show that you held shares of 1st Constitution common stock as of the close of business on October 8, 2021, which is the record date for the 1st Constitution special meeting. As of the close of business on the record date, 10,318,707 shares of 1st Constitution common stock were outstanding. Each share of 1st Constitution common stock has one vote on each matter presented to shareholders. If your shares are held in “street name” by your broker, bank or other nominee and you wish to vote at the 1st Constitution special meeting, you will have to obtain a “legal proxy” from your broker, bank or other nominee entitling you to vote at the 1st Constitution special meeting.

Attending the 1st Constitution Special Meeting

If you are a record holder you will be able to attend the 1st Constitution special meeting online, ask questions and vote during the meeting by visiting https://web.lumiagm.com/230355398 (password: 1st2021) and following the instructions. Please have your control number, which can be found on your proxy card, notice or voting instruction form, to access the meeting. If you are a beneficial owner and have a valid proxy for the 1st Constitution special meeting, you also will be able to attend the 1st Constitution special meeting online, ask questions and vote during the meeting by visiting https://web.lumiagm.com/230355398 (password: 1st2021) and following the instructions; however, in order to do so, you must obtain a valid legal proxy from your bank, broker, trustee or other nominee. If your shares are registered in the name of your bank, broker, trustee or other nominee, you are the “beneficial owner” of those shares and those shares are considered to be held in “street name.” If you are a beneficial owner, you should have received a proxy card and voting instructions with these proxy materials from the registered holder of your shares rather than directly from 1st Constitution. To participate in the live webcast of the 1st Constitution Special Meeting in person, you must obtain a valid legal proxy from your bank, broker, trustee or other nominee. Follow the instructions from your bank, broker, trustee or other nominee included with these proxy materials, or contact your bank, broker, trustee or other nominee, to request a legal proxy form. It is expected that banks, brokers, trustees and other nominees will receive a large number of requests for legal proxies, so we encourage you to contact the registered holder of your shares to obtain a legal proxy no later than 5:00 p.m., Eastern Time, on November 12, 2021.

To attend and participate in the live webcast of the Special Meeting, you must then register in advance after obtaining a valid legal proxy from your bank, broker, trustee or other nominee. To register to attend the Special Meeting virtually, you must submit proof of your legal proxy reflecting the number of your shares along with your name and email address to our Transfer Agent, American Stock Transfer & Trust Company, LLC. Requests for registration should be directed to proxy@astfinancial.com or to facsimile number 718-765-8730. Written requests can be mailed to:

American Stock Transfer & Trust Company LLC

Attn: Proxy Tabulation Department

6201 15th Avenue

Brooklyn, NY 11219

Requests for registration must be labeled as “Legal Proxy” and be received no later than 5:00 p.m., Eastern Time, on November 19, 2021. You will receive a confirmation of your registration by email from American Stock Transfer & Trust Company, LLC after your registration materials are received.

Please review this information prior to the 1st Constitution special meeting to ensure you have access.

1st Constitution encourages its shareholders to visit the meeting website above in advance of the 1st Constitution special meeting to familiarize themselves with the online access process. Shareholders should verify their internet connection prior to the 1st Constitution special meeting. If you have difficulty accessing the virtual 1st Constitution special meeting during check-in or during the meeting, please contact technical support as indicated on the 1st Constitution special meeting sign-in page. Shareholders will have substantially the same opportunities to participate in the virtual 1st Constitution special meeting as they would have at a physical, in-person meeting. Shareholders of record (or beneficial owner with a valid legal proxy) as of the record date will be able to attend, vote, examine the shareholder list, and submit questions during a portion of the meeting via the online platform. If you do not obtain a legal proxy from your broker, bank, trustee or other nominee, you may attend the 1st Constitution special meeting as a “guest,” but you will not be permitted to ask questions or vote your shares during the meeting.

Even if you plan to attend the 1st Constitution special meeting virtually 1st Constitution recommends that you vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the respective special meeting.

Quorum; Vote Required

The presence at the special meeting, in attendance virtually or by proxy, of the holders of a majority of the issued and outstanding shares of 1st Constitution common stock entitled to vote at the 1st Constitution special meeting constitutes a quorum for the transaction of business at the 1st Constitution special meeting. If you submit valid proxy instructions or attend the meeting, your shares will be counted to determine whether there is a quorum, even if you abstain from voting. If you fail to provide voting instructions to your broker, bank or other nominee, that broker, bank or other nominee will not vote your shares of 1st Constitution common stock and these shares will not be counted toward a quorum and will not be considered cast with respect to the proposals.

Assuming a quorum is present, the 1st Constitution merger proposal must be approved by the affirmative vote of a majority of the votes cast at the 1st Constitution special meeting by holders entitled to vote on such proposal. Approval of the 1st Constitution merger-related compensation proposal also must be approved by the affirmative vote of the majority of the votes cast at the 1st Constitution special meeting by holders entitled to vote on such proposal, assuming a quorum is present. The 1st Constitution adjournment proposal may be approved by the affirmative vote of the majority of the votes cast at the 1st Constitution special meeting by holders entitled to vote on such proposal, regardless of whether a quorum is present. Abstentions will not affect the outcome of such proposals.

Voting and Revocability of Proxies

You may vote by proxy or at the 1st Constitution special meeting. To ensure your representation at the 1st Constitution special meeting, 1st Constitution recommends that you vote by proxy even if you plan to attend the special meeting virtually. You can always change your vote at the special meeting.

If you are a shareholder of record, you can vote your shares:

•	via internet at www.voteproxy.com;

•	by completing and mailing the proxy card that is enclosed; or

•	by voting at the 1st Constitution special meeting. You will need your control number, which can be found on your proxy card, notice or voting instruction form, to vote at the special meeting.

Please refer to the specific instructions set forth on the proxy card. We encourage you to vote via the internet.

1st Constitution shareholders whose shares are held in “street name” by their broker, bank or other nominee must follow the instructions provided by their broker, bank or other nominee to vote their shares. Your broker, bank or other nominee may allow you to deliver your voting instructions via the internet. If your shares are held in “street name” and you wish to vote at the special meeting, you will have to obtain a “legal proxy” from your broker, bank or other nominee entitling you to vote at the special meeting.

If you are a holder of record of 1st Constitution common stock, voting instructions are included on the enclosed proxy card. If you properly complete and timely submit your proxy, your shares will be voted as you have directed. You may vote for, against or abstain with respect to each matter. If you are the holder of record of your shares of 1st Constitution common stock and submit your proxy without specifying a voting instruction, your shares of 1st Constitution common stock will be voted “FOR” the 1st Constitution merger proposal, “FOR” the 1st Constitution merger-related compensation proposal, and “FOR” the 1st Constitution adjournment proposal. If your shares are held in street name and you return an incomplete instruction card to your broker, bank or other nominee, that broker, bank or other nominee will not vote your shares with respect to any matter.

You may revoke your proxy at any time before it is voted at the special meeting by:

•	filing with the Corporate Secretary of 1st Constitution a duly executed revocation of proxy;

•	submitting a new proxy with a later date; or

•	voting again via the internet not later than 11:59 P.M., Eastern Time, on December 2, 2021.

If your shares are held in “street name,” you should contact your broker, bank or other nominee to change your vote.

Attendance at the 1st Constitution special meeting virtually will not, in and of itself, constitute a revocation of a proxy. All written notices of revocation and other communication with respect to the revocation of proxies should be addressed to:

1st Constitution Bancorp

2650 Route 130

Cranbury, New Jersey 08512

Attention: Corporate Secretary

Solicitation of Proxies

1st Constitution will pay for the solicitation of proxies from 1st Constitution shareholders. In addition to soliciting proxies by mail, Equiniti Trust Company, a proxy solicitation firm, will assist 1st Constitution in soliciting proxies for the 1st Constitution special meeting. 1st Constitution will pay $5,000 for these services plus out-of-pocket expenses. 1st Constitution has also agreed to indemnify Equiniti Trust Company for certain losses, costs and expenses. Additionally, directors, officers and employees of 1st Constitution may solicit proxies personally and by telephone. None of these persons will receive additional or special compensation for soliciting proxies. 1st Constitution will, upon request, reimburse brokers, banks and other nominees for their expenses in sending proxy materials to their customers who are beneficial owners of 1st Constitution common stock and obtaining their voting instructions.

1ST CONSTITUTION PROPOSAL NO. 1

APPROVAL OF THE 1ST CONSTITUTION MERGER PROPOSAL

At the 1st Constitution special meeting, 1st Constitution shareholders will consider and vote on a proposal to approve the merger agreement. Details about the merger agreement, including each party’s reasons for the merger, the effect of approval and adoption of the merger agreement, and the merger and the timing of effectiveness of the merger, are discussed in the section entitled “Description of the Merger” beginning on page 53 of this document. The merger cannot be completed without the approval of this proposal by 1st Constitution’s shareholders.

The 1st Constitution board of directors unanimously recommends that 1st Constitution shareholders vote “FOR” approval of the merger agreement and the merger.

1ST CONSTITUTION PROPOSAL NO. 2

APPROVAL OF THE MERGER-RELATED COMPENSATION PROPOSAL

At the 1st Constitution special meeting, 1st Constitution shareholders will consider and vote on a proposal to approve, on a non-binding advisory basis, the compensation that may become payable to the named executive officers of 1st Constitution in connection with the merger. 1st Constitution shareholders are being asked to approve the following resolution:

RESOLVED, that the compensation that will or may become payable to the named executive officers of 1st Constitution in connection with the merger, as disclosed pursuant to Item 402(t) of Regulation S-K and as set forth in the joint proxy statement/prospectus under the heading “Description of the Merger—Interests of Management and Others in the Merger” is hereby APPROVED.

Details about the merger-related compensation are discussed in the section entitled “Description of the Merger—Interests of 1st Constitution Directors and Management in the Merger” beginning on page 95 of this document.

The vote on this Proposal No. 2 is a vote separate and distinct from the vote on Proposal No. 1 to approve the merger agreement and the merger. Because the vote is advisory in nature only, it will not be binding on 1st Constitution, regardless of whether the merger agreement and the merger are approved. Accordingly, as the compensation to be paid in connection with the merger is a contractual obligation to the named executive officers of 1st Constitution, regardless of the outcome of this advisory vote, such compensation will be payable if the merger agreement is approved and the merger is completed, subject only to the contractual conditions applicable to such payment.

The 1st Constitution board of directors unanimously recommends that 1st Constitution shareholders vote “FOR” approval of the merger-related compensation.

1ST CONSTITUTION PROPOSAL NO. 3

APPROVAL OF THE 1ST CONSTITUTION ADJOURNMENT PROPOSAL

If there are insufficient proxies at the time of the meeting to approve the merger agreement and the merger, 1st Constitution shareholders may be asked to vote on a proposal to adjourn the meeting to a later date to allow additional time to solicit additional proxies. 1st Constitution’s board of directors does not currently intend to propose adjournment at the 1st Constitution special meeting if there are sufficient votes to approve the 1st Constitution merger proposal.

The 1st Constitution board of directors unanimously recommends a vote “FOR” the 1st Constitution adjournment proposal.

THE PARTIES TO THE MERGER

Lakeland Bancorp, Inc.

250 Oak Ridge Road

Oak Ridge, New Jersey 07438

Telephone: 973-697-2000

Lakeland Bancorp, Inc. is a bank holding company headquartered in Oak Ridge, New Jersey. Through its wholly owned subsidiary, Lakeland Bank, Lakeland operates an extensive branch network and commercial lending centers throughout New Jersey and in Highland Mills, New York, and offers business and retail banking products and services. Business services include commercial loans and lines of credit, commercial real estate loans, loans for healthcare services, asset-based lending, equipment financing, small business loans and lines and cash management services. Consumer services include online and mobile banking, home equity loans and lines, mortgage options and wealth management solutions. As of June 30, 2021, Lakeland Bancorp had consolidated total assets, total loans, total deposits and total shareholders’ equity of $7.9 billion, $6.0 billion, $6.7 billion and $796.7 million, respectively.

1st Constitution Bancorp

2650 Route 130

Cranbury, New Jersey 08512

Telephone: 609-655-4500

1st Constitution Bancorp is a bank holding company headquartered and maintaining its main office in Cranbury, New Jersey with additional offices in Asbury Park, Cranbury, Fair Haven, Fort Lee, Freehold, Hamilton, Hightstown, Hillsborough, Hopewell, Jackson, Jamesburg, Lawrenceville, Little Silver, Long Branch, Manahawkin, Neptune City, Perth Amboy, Plainsboro, Princeton, Rocky Hill, Rumson, Shrewsbury and Toms River, New Jersey. Founded in 1989, 1st Constitution, through its wholly owned subsidiary, 1st Constitution Bank, operates an extensive branch network and commercial lending centers throughout the central, coastal, and northeastern areas of New Jersey and offers business and retail banking products and services. Business services include commercial loans and lines of credit, commercial real estate loans, equipment financing, small business loans and lines and cash management services. Consumer services include online and mobile banking, home equity loans and lines and residential mortgage loans. As of June 30, 2021, 1st Constitution had consolidated total assets, total loans, total deposits and total shareholders’ equity of $1.8 billion, $1.2 billion, $1.5 billion and $195.7 million, respectively.

DESCRIPTION OF THE MERGER

The following information describes the material terms and provisions of the merger. This description is not complete. We qualify this discussion in its entirety by reference to the merger agreement which we incorporate by reference in this joint proxy statement/prospectus. A copy of the merger agreement is attached hereto as Annex A. You should read the merger agreement completely and carefully as it is the legal document that governs the merger.

Explanatory Note Regarding the Merger Agreement

The merger agreement and this summary of terms are included to provide you with information regarding the terms of the merger agreement. Factual disclosures about Lakeland and 1st Constitution contained in this joint proxy statement/prospectus or in the public reports of Lakeland or 1st Constitution filed with the SEC may supplement, update or modify the factual disclosures about Lakeland and 1st Constitution contained in the merger agreement. The merger agreement contains representations and warranties by Lakeland, on the one hand, and by 1st Constitution, on the other hand, made solely for the benefit of the other. The representations, warranties and covenants made in the merger agreement by Lakeland and 1st Constitution were qualified and subject to important limitations agreed to by Lakeland and 1st Constitution in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the merger agreement may have the right not to consummate the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to shareholders and reports and documents filed with the SEC, and some were qualified by the matters contained in the confidential disclosure schedules that Lakeland and 1st Constitution each delivered in connection with the merger agreement and certain documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the date of the merger agreement. Accordingly, the representations and warranties in the merger agreement should not be relied on by any persons as characterizations of the actual state of facts about Lakeland and 1st Constitution at the time they were made or otherwise and should be read only in conjunction with the other information provided elsewhere in this joint proxy statement/prospectus or incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 113.

General

The merger agreement provides that 1st Constitution will merge with and into Lakeland, with Lakeland as the surviving corporation in the merger. Immediately after the merger of the holding companies, 1st Constitution Bank will merge with and into Lakeland Bank, with Lakeland Bank as the surviving bank in the bank merger.

Upon completion of the merger, the shareholders of 1st Constitution will receive 1.3577 shares of Lakeland common stock for each outstanding share of 1st Constitution common stock that they own at the effective time of the merger (other than excluded shares).

The exchange ratio will be adjusted proportionately if Lakeland makes any stock splits, stock dividends or similar distributions prior to the closing of the merger.

Lakeland will not issue any fractions of a share of common stock. Rather, Lakeland will pay cash (without interest) for any fractional share interest any 1st Constitution shareholder would otherwise receive in the merger. All shares of 1st Constitution common stock held by a shareholder immediately prior to the effective time of the merger will be aggregated before determining the need to pay cash in lieu of fractional shares to such former shareholder.

All stock options to purchase 1st Constitution common stock outstanding immediately following the effective time of the merger will be cancelled or, if the holders execute and deliver prior to the effective time an option cancellation agreement, in form and substance reasonably satisfactory to Lakeland, cancelled in exchange for a payment to be made by Lakeland to any such holder promptly after the later of the effective time and Lakeland’s receipt of the holder’s option cancellation agreement which in no event will be later than ten (10) days following the closing of the merger. The payment, referred to as the option cancellation amount, for each old stock option outstanding immediately prior to the effective time will equal the number of shares of 1st Constitution common stock covered by the old stock option multiplied by the amount, if any, by which the average (rounded to four decimals) of the volume-weighted average trading price of 1st Constitution common stock as reported on the Bloomberg, L.P. for the five (5) consecutive trading days ending at the close of trading on the fifth day immediately preceding the effective time, exceeds the exercise price of such old stock option.

The executive officers and directors of 1st Constitution have interests in the merger as directors that are different from the interests of 1st Constitution’s shareholders in general. See “—Interests of 1st Constitution Directors and Management in the Merger” beginning on page 95. These interests were considered by 1st Constitution’s board of directors before approving and recommending the merger.

Background of the Merger

As part of the ongoing consideration and evaluation of 1st Constitution’s long-term prospects and goals, 1st Constitution’s board of directors (the “1st Constitution board”) and senior management regularly review and assess business and financial performance, including strategic opportunities and challenges and various strategic options that might be available to 1st Constitution, all with the goal of enhancing value for 1st Constitution shareholders. Business planning discussions have focused on a variety of factors: the growth opportunities and risks of 1st Constitution continuing on a stand-alone basis; the risks, costs, and benefits associated with acquiring or merging with another financial institution; the local and national economic environment; the business and regulatory environment facing financial institutions generally and 1st Constitution in particular, and consolidation in the financial industry.

As part of this evaluation, the 1st Constitution board considered the merits of acquiring a financial institution with a complementary business, staying independent or conducting a sale. The challenges of remaining competitive in the current economic, regulatory, and interest rate environment, the treatment of employees, and the impact of new technology on the banking industry, as well as the costs and risks associated with such technological changes, were also important considerations.

On November 24, 2020, at a meeting of the 1st Constitution board, the 1st Constitution board discussed and reviewed the strategic plan for 1st Constitution for the upcoming year, including the business environment in the New Jersey banking market at the time and 1st Constitution’s prospects looking ahead to 2021. A representative of Raymond James participated in the meeting and presented the 1st Constitution board with an analysis of 1st Constitution’s financial performance as compared to the financial performance of certain of its competitors. Included in this analysis was a review of potential targets for 1st Constitution to acquire, and those companies which could potentially acquire 1st Constitution, as well as the estimated financial capacity of each such company, based on certain assumptions. The 1st Constitution board then engaged in a lengthy discussion of the best short- and long-term prospects for 1st Constitution, its shareholders and its employees. The 1st Constitution board concluded that there were limited, if any, meaningful opportunities to appreciably grow 1st Constitution’s business through the acquisition of banks in New Jersey, and the consensus was to explore the possibility of a business combination with a larger institution.

On January 21, 2021, at a joint meeting of the 1st Constitution board and the board of directors of 1st Constitution Bank the boards discussed the possible retention of Raymond James to represent 1st Constitution in connection with a potential transaction and authorized management to move forward with such engagement.

To assist with the consideration of a possible sale, on February 3, 2021, 1st Constitution engaged Raymond James to serve as its financial advisor to assist its efforts to explore a potential sale of 1st Constitution.

On March 9, 2021, the 1st Constitution board met to review and further discuss the market for a potential sale of 1st Constitution. Representatives of Raymond James participated in the meeting and presented an analysis of the current state of the merger and acquisition market nationally and in the Company’s market, which included a comparison of 1st Constitution and its performance to that of its peers. The analysis and discussion addressed the impact of a potential sale on shareholder value along with the possible risks, benefits, and challenges of the alternatives. As part of this discussion, Raymond James provided an overview of 14 potential strategic partners, including the financial profile of each potential partner, a capacity to pay analysis, an analysis of potential accretion or dilution to earnings per share of the potential partners and an analysis of the anticipated tangible book value earnback periods with respect to each potential partner. The 1st Constitution board then discussed which prospective transaction partners might be the best fit strategically and have the strongest desire and capacity to maximize value for shareholders. The 1st Constitution board considered the treatment of 1st Constitution employees and discussed which of the prospective partners would be most likely to foster a corporate culture similar to that of 1st Constitution. The 1st Constitution board also reviewed a capacity-to-pay analysis, including the potential consideration involved in a sale. The 1st Constitution board then discussed, considered, recommended and ultimately directed that 1st Constitution engage in a targeted approach to a pre-determined list of prospective buyers, which would involve a two-stage bidding process. The 1st Constitution board then discussed the anticipated timeline of the transaction.

In early March 2021, 1st Constitution entered into non-disclosure agreements with Lakeland and three other institutions (Party A, Party B and Party C) that were seen as the best of the likely transaction partners. From March 17 through March 26, 2021, Mr. Mangano and a representative of Raymond James met with executives of each of the potential bidders to discuss 1st Constitution and a potential transaction. In March 2021, each of these institutions was granted access to a virtual data room to conduct preliminary due diligence on 1st Constitution. Each of these potential counterparties was asked to provide a preliminary indication of interest by April 23, 2021.

On April 21, 2021, at a meeting of the Lakeland board, representatives of KBW discussed with the Lakeland board the potential merger of Lakeland with 1st Constitution. The Lakeland board authorized management to continue discussions with 1st Constitution and deliver to 1st Constitution a non-binding indication of interest within certain transaction multiples.

On April 23, 2021, Lakeland, Party A, Party B and Party C submitted preliminary proposals and indications of interest. Lakeland offered a stated deal value that at the time of the indication of interest represented $25.00 per share of 1st Constitution common stock. Party A offered a stated deal value of $24.00 per share based on the closing price per share of Party A common stock on April 23. Party B offered a stated deal value of $25.00 per share based on a 20-day average stock price, equivalent to a price of $24.64 per share based on the closing price per share of Party B common stock on April 23. Party C offered a stated deal value in the range of $21.87 to $23.42 per share, equivalent to a price of $22.01 to $23.57 based on the closing price per share of Party C common stock on April 23. Each of the parties offered 100% stock consideration, with Lakeland and Party A indicating willingness to pay a portion of the consideration in cash. All of the parties indicated that they would honor existing change in control and employment agreements.

On April 29, 2021, at a meeting of the 1st Constitution board, the 1st Constitution board reviewed the four non-binding indications of interest and considered the proposed merger values as compared to the estimated value of 1st Constitution on a stand-alone basis. Representatives of Raymond James also participated in the meeting and presented an analysis of the proposals, dividend and peer comparisons, then-current and recent market conditions and comparable transaction values, profiles of each bidder, as well as stand-alone financial projections and discounted cash flow analysis. The bidder profiles included financial analyses that had been performed on the four parties, including multiple financial comparisons, past financial performance, stock valuations, performance history and trading liquidity, history of paying cash dividends and the estimates and recommendations of institutional research analysts.

The 1st Constitution board also evaluated the relative merits and risks of a transaction with each party, including the cultural and reputational issues associated with a potential merger, and the potential impacts on employees, customers and the communities that 1st Constitution serves. In addition, the 1st Constitution board considered the four parties’ prior experience at integrating other acquisitions. After this discussion and review of the proposals, the 1st Constitution board felt that all four proposals received warranted further consideration, and the 1st Constitution board then determined to invite Lakeland, Party A, Party B, and Party C into the second round of bidding. It was also determined that 1st Constitution would draft a transaction agreement for the bidders to review, and bidders would have a deadline of June 4 to submit comments on the draft transaction agreement and their “last and best” indication of interest.

On June 4, 2021, each of Lakeland, Party A and Party B submitted its last and best indication of interest. Party C elected not to submit an updated proposal. Lakeland’s updated indication of interest offered the highest stated deal value of $26.00 per share of 1st Constitution common stock, based on the closing price per share of Lakeland common stock on June 3, 2021. Lakeland offered 90% stock consideration and 10% cash, or 100% stock consideration if preferred, at a fixed exchange ratio of 1.3577 shares of Lakeland common stock for each share of 1st Constitution common stock. Party A offered a stated deal value per share of $25.50 based on the closing price per share of Party A common stock on June 4, 2021, at a fixed exchange ratio of 0.9049. Party B offered a fixed exchange ratio of 1.0800, representing approximately $23.98 per share based on the closing price per share of Party B common stock on June 4, 2021. Party A and Party B each offered 100% stock consideration.

On June 8, 2021, a special committee formed by the 1st Constitution board met to review the second round of submitted proposals and indications of interest letters. Also present were representatives of Raymond James and Day Pitney LLP, 1st Constitution’s outside legal counsel. At the meeting, the special committee reviewed the preliminary proposals submitted by each of the bidders and the updated proposals submitted by Lakeland, Party A and Party B. The special committee then reviewed the financial considerations with respect to each proposal, which indicated that the proposal submitted by Lakeland provided the highest valuation for 1st Constitution shareholders. A discussion ensued regarding the strengths and weaknesses of each of the proposals and the remaining bidders and their respective responses to the draft merger agreement, if any.

Following this discussion, the 1st Constitution special committee determined that the Lakeland proposal in particular was superior to the other remaining proposals both in terms of financial considerations, and in terms of cultural fit, including the respective footprints, business models, and core values of the companies. The 1st Constitution special committee considered the fact that 1st Constitution and Lakeland are both community-focused financial institutions with a history of supporting local markets through charitable giving and service initiatives, and noted that the complementary branch footprints of Lakeland and 1st Constitution would likely result in fewer branch closures and less job loss. The special committee then determined to recommend to the 1st Constitution board that 1st Constitution engage in further discussions with Lakeland regarding a potential transaction.

On June 10, 2021, the 1st Constitution board met to review the second round of preliminary proposals and non-binding indications of interest received from Lakeland, Party A and Party B. Representatives of Raymond James and Day Pitney LLP participated in the meeting. The representatives from Raymond James reviewed the responses and comments received by the bidders to the draft merger agreement that had been sent in late May, and noted that the feedback from the bidders indicated that the draft agreement generally appeared to be in fair and reasonable form.

The 1st Constitution board then reviewed the financial terms of the final proposals compared to the initial proposals received. The 1st Constitution board determined that that Lakeland’s proposal provided the highest overall valuation. The 1st Constitution board discussed at length the comparative sizes of Lakeland, Party A and Party B, the anticipated efficiencies and cost savings estimated to be achieved with each, their respective businesses, business practices and cultures, and the potential impact of each proposal on 1st Constitution shareholders, employees and other constituencies. In addition, Day Pitney LLP reviewed with the directors their fiduciary duties under such circumstances and generally in connection with such proposed transactions.

The 1st Constitution special committee then reported its recommendation to the 1st Constitution board that 1st Constitution pursue a transaction with Lakeland. The 1st Constitution board further considered and discussed each of the proposals and profiles of the remaining bidders in light of the special committee recommendation. Following this discussion, the 1st Constitution board unanimously authorized and directed management to pursue the proposal submitted by Lakeland on an all-stock consideration basis, enter into an exclusivity period with Lakeland, and engage in further discussions with Lakeland regarding a potential transaction.

During the balance of June and into early July 2021, Lakeland conducted a more extensive diligence review on 1st Constitution through the virtual data room and several management meetings. During such time, 1st Constitution conducted a reverse due diligence review of Lakeland through the same means. During such time, the Lakeland board was kept appraised of the progress of the discussions between the management and financial advisors of both parties and authorized the Lakeland management to continue such discussions.

Between June 21 and July 9, representatives of Luse Gorman, PC, outside counsel for Lakeland, and Day Pitney LLP engaged in negotiations of the terms and conditions of the merger agreement and other ancillary transaction documents. In addition, representatives of Keefe, Bruyette & Woods Inc., financial advisor to Lakeland, and Raymond James continued to engage in discussion regarding financial terms of the proposed transaction.

On July 7, 2021, the special committee of the 1st Constitution board held a meeting with representatives of Day Pitney LLP and Raymond James to discuss, among other things, the status of negotiations with Lakeland and updates to the draft merger agreement and the reverse due diligence. Raymond James presented to the special committee a summary of the initial and final indications of interest received from Lakeland, and updated the special committee on the reverse due diligence conducted on Lakeland. Day Pitney LLP then updated the special committee on the latest draft of the merger agreement, including a review of open items, as well as anticipated timing and related matters.

On July 9, 2021, the 1st Constitution board held a meeting primarily to update the 1st Constitution board on the negotiations and review with representatives from Day Pitney LLP and Raymond James the latest changes made to the terms of the draft merger agreement and ancillary transaction documents and the status of the reverse due diligence conducted by 1st Constitution on Lakeland. Raymond James summarized the initial and final indications of interest received from Lakeland. The summary by Raymond James also included a review of pro forma financial impacts of the merger, a Lakeland equivalent dividend comparison, a comparison of value per share with that of the proposal from Party A, a contribution analysis, a market overview, including price performance, and current market trading levels. Raymond James also provided the 1st Constitution board with a review of national bank merger activity, mid-Atlantic bank merger activity, and New Jersey bank merger activity since 2018. The 1st Constitution board considered and discussed the updated terms of the proposed transaction and an updated analysis provided by Raymond James. The 1st Constitution board then received an overview of the key terms of the draft merger agreement from Day Pitney LLP, including a review of the representations, covenants and warranties of the respective parties.

On July 9, 2021, the Lakeland board held a meeting to consider the proposed merger. The Lakeland board received an update regarding the material changes made to the terms of the draft merger agreement and ancillary transaction documents and the status of the completed due diligence conducted by Lakeland on 1st Constitution. The Lakeland board then received an overview of the key terms of the draft merger agreement from Luse Gorman, including a review of the representations, covenants and warranties of the respective parties, as well as closing condition and possible termination events. Also at this meeting, KBW reviewed the financial aspects of the proposed merger, which included a review of selected companies analyses of 1st Constitution and Lakeland, a selected transactions analysis, a relative contribution analysis, a pro forma financial impact analysis, and a dividend discount model analyses of 1st Constitution and Lakeland and then rendered an opinion to the Lakeland board to the effect that, as of that date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in such opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to Lakeland. The Lakeland board approved the proposed merger agreement and related agreements at this meeting.

On the morning of July 11, 2021, the 1st Constitution board met to review the terms of the merger, the merger agreement and the ancillary transaction documents. Representatives of Raymond James provided their financial analysis of the proposed transaction, including the structure and consideration of the transaction, pro forma ownership based on the exchange ratio, and a valuation analysis. Raymond James then rendered its opinion to the 1st Constitution board that, based upon the analysis provided to the 1st Constitution board, the merger consideration as reflected in the merger agreement was fair from a financial point of view to the shareholders of 1st Constitution. A copy of that fairness opinion is attached to this proxy statement and prospectus as Annex B.

The 1st Constitution board discussed the overall terms of the proposed transaction and the fairness of the transaction to 1st Constitution, its shareholders and impacted constituencies, during the course of which the 1st Constitution board noted with particularity the cultural similarities between the parties as well as the geographical reach of the combined entity and the benefits of the proposed transaction to employees and customers of 1st Constitution, including potential branch closures. Day Pitney LLP then reviewed with the 1st Constitution board its fiduciary duties in connection with the proposed transaction, reviewed the terms of the merger agreement, including termination fee provisions, and the other related documents. After further discussion regarding the anticipated timing of the proposed transaction and the terms and conditions of the merger agreement and ancillary transaction documents, the 1st Constitution board unanimously approved the merger and the merger agreement and resolved to submit the merger agreement to the shareholders of 1st Constitution for approval at a special meeting.

The merger agreement was signed by the parties on July 11, 2021. Concurrently with the execution of the merger agreement, as required by the merger agreement, 1st Constitution directors and executive officers beneficially owning approximately 13.2% of the outstanding shares of 1st Constitution’s common stock executed voting agreements in which they agreed to vote their shares in favor of the merger and against any competing proposal.

Lakeland and 1st Constitution announced the execution of the merger agreement on the morning of July 12, 2021, prior to the open of trading markets, via a joint press release.

Lakeland’s Reasons for the Merger

The Lakeland board of directors expects the merger to enhance Lakeland’s banking franchise and competitive position, in particular in the New Jersey Counties of Mercer, Monmouth and Middlesex, which are new markets for Lakeland Bank in which to maintain branch offices, and in Bergen, Ocean and Somerset Counties, New Jersey, where Lakeland Bank already operates. The merger also increases Lakeland’s operating and marketing scale.

In evaluating the merger, the Lakeland board of directors consulted with Lakeland’s management, as well as its financial and legal advisors. In reaching its conclusion to approve the merger agreement, the Lakeland board of directors considered the following factors as generally supporting its decision to enter into the merger agreement:

•

the effectiveness of the merger as a method of implementing and accelerating Lakeland’s strategies for expanding Lakeland’s franchise in Central New Jersey, one of the most desirable banking markets in New Jersey, by acquiring one of the larger remaining independent community banks in that market;

•

its understanding of Lakeland’s business, operations, financial condition, earnings and prospects and of 1st Constitution Bank’s business, operations, financial condition, earnings and prospects, including 1st Constitution Bank’s strong franchise in Mercer, Monmouth and Middlesex Counties, New Jersey,

which are new markets for Lakeland Bank in which to maintain branch offices, and in Bergen, Ocean and Somerset Counties, New Jersey, which are markets in which it currently operates;

•

the reports of Lakeland’s management, and discussions with Lakeland’s management and financial advisor, concerning the operations, financial condition and prospects of 1st Constitution Bank and the potential financial impact of the merger on the combined company;

•	the similarity among Lakeland’s and 1st Constitution Bank’s management, philosophies, approaches and commitments to the communities and customers they serve and their respective employees; and

•

the proposed retention of certain key 1st Constitution Bank personnel with customer-facing positions, which would help assure the continuity of management, the likelihood of successful integration and the successful operation of the combined companies.

The Lakeland board of directors also considered potential risks associated with the merger in connection with its deliberations of the proposed transaction, including the challenges of integrating 1st Constitution Bank’s business, operations and workforce with those of Lakeland, the need to obtain shareholder approval and regulatory approvals to complete the transaction, and the risks associated with achieving the anticipated cost savings.

The Lakeland board of directors considered all of these factors as a whole and, on balance, concluded that they supported a favorable determination to enter into the merger agreement.

The foregoing discussion of the information and factors considered by the Lakeland board of directors is not exhaustive but includes the material factors considered by the Lakeland board of directors. In view of the wide variety of factors considered by the Lakeland board of directors in connection with its evaluation of the merger and the complexity of these matters, the Lakeland board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. In considering the factors described above, individual members of the Lakeland board of directors may have given different weights to different factors.

On the basis of these considerations, the merger agreement was unanimously approved by Lakeland’s board of directors.

Opinion of Lakeland’s Financial Advisor

Lakeland engaged KBW to render financial advisory and investment banking services to Lakeland, including an opinion to the Lakeland board of directors as to the fairness, from a financial point of view, to Lakeland of the exchange ratio in the proposed merger. Lakeland selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger. As part of its investment banking business, KBW is continually engaged in the valuation of financial services businesses and their securities in connection with mergers and acquisitions.

As part of its engagement, representatives of KBW attended the meeting of the Lakeland board held on July 9, 2021 at which the Lakeland board evaluated the proposed merger. At this meeting, KBW reviewed the financial aspects of the proposed merger and rendered an opinion to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in such opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to Lakeland. The Lakeland board approved the merger agreement at this meeting.

The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached as Appendix C to this document and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion.

KBW’s opinion speaks only as of the date of the opinion. The opinion was for the information of, and was directed to, the Lakeland board (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion addressed only the fairness, from a financial point of view, of the exchange ratio in the merger to Lakeland. It did not address the underlying business decision of Lakeland to engage in the merger or enter into the merger agreement or constitute a recommendation to the Lakeland board in connection with the merger, and it does not constitute a recommendation to any holder of Lakeland common stock or any shareholder of any other entity as to how to vote in connection with the merger or any other matter, nor does it constitute a recommendation as to whether or not any such shareholder should enter into a voting, shareholders’, affiliates’ or other agreement with respect to the merger or exercise any dissenters’ or appraisal rights that may be available to such shareholder.

KBW’s opinion was reviewed and approved by KBW’s Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

In connection with the opinion, KBW reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Lakeland and 1st Constitution and bearing upon the merger, including, among other things:

•	a draft of the merger agreement, dated July 8, 2021 (the most recent draft then made available to KBW);

•	the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2020 of Lakeland;

•	the unaudited quarterly financial statements and Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 of Lakeland;

•	the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2020 of 1st Constitution;

•	the unaudited quarterly financial statements and Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 of 1st Constitution;

•

certain regulatory filings of Lakeland and 1st Constitution and their respective subsidiaries, including, as applicable, the quarterly reports on Form FR Y-9C or FR Y-9SP and quarterly call reports filed with respect to each quarter during the three-year period ended December 31, 2020 as well as the quarter ended March 31, 2021;

•	certain other interim reports and other communications of Lakeland and 1st Constitution to their respective shareholders; and

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other financial information concerning the respective businesses and operations of Lakeland and 1st Constitution furnished to KBW by Lakeland and 1st Constitution or which KBW was otherwise directed to use for purposes of its analysis.

KBW’s consideration of financial information and other factors that it deemed appropriate under the circumstances or relevant to its analyses included, among others, the following:

•	the historical and current financial position and results of operations of Lakeland and 1st Constitution;

•	the assets and liabilities of Lakeland and 1st Constitution;

•	the nature and terms of certain other merger transactions and business combinations in the banking industry;

•	a comparison of certain financial and stock market information of Lakeland and 1st Constitution with similar information for certain other companies, the securities of which were publicly traded;

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financial and operating forecasts and projections of 1st Constitution with respect to calendar years 2021 through 2025 that were prepared by 1st Constitution management, provided to and discussed with KBW by such management, and used and relied upon by KBW based on such discussions, at the direction of Lakeland management and with the consent of the Lakeland board;

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publicly available consensus “street estimates” of Lakeland, as well as assumed long-term growth rates for Lakeland provided to KBW by Lakeland management and assumed long-term growth rates for 1st Constitution with respect to calendar years 2026 and 2027 provided to KBW by Lakeland management, all of which information was discussed with KBW by such management and used and relied upon by KBW at the direction of such management and with the consent of the Lakeland board; and

•

estimates regarding certain pro forma financial effects of the merger on Lakeland (including without limitation the cost savings, related expenses and operating synergies expected to result or be derived from the merger) that were prepared by Lakeland management, provided to and discussed with KBW by such management, and used and relied upon by KBW at the direction of such management and with the consent of the Lakeland board.

KBW also performed such other studies and analyses as it considered appropriate and took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and knowledge of the banking industry generally. KBW also participated in discussions held by the managements of Lakeland and 1st Constitution regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as KBW deemed relevant to its inquiry.

In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information that was provided to or discussed with it or that was publicly available and KBW did not independently verify the accuracy or completeness of any such information or assume any responsibility or liability for such verification, accuracy or completeness. KBW relied, with the consent of Lakeland, upon the management of 1st Constitution as to the reasonableness and achievability of the financial and operating forecasts and projections of 1st Constitution referred to above (and the assumptions and bases therefor), and KBW assumed that such forecasts and projections were reasonably prepared and represented the best currently available estimates and judgments of such management and that such forecasts and projections would be realized in the amounts and in the time periods estimated by such management. KBW further relied upon Lakeland management as to the reasonableness and achievability of the publicly available consensus “street estimates” of Lakeland, the assumed Lakeland and 1st Constitution long-term growth rates, and the estimates regarding certain pro forma financial effects of the merger on Lakeland (including without limitation the cost savings, related expenses and operating synergies expected to result or be derived from the merger), all as referred to above (and the assumptions and bases for all such information), and KBW assumed that all such information was reasonably prepared and represented, or in the case of the publicly available consensus “street estimates” of Lakeland referred to above that such estimates were consistent with, the best currently available estimates and judgments of Lakeland management and that the forecasts, projections and estimates reflected in such information would be realized in the amounts and in the time periods estimated.

It is understood that the portion of the foregoing financial information of Lakeland and 1st Constitution that was provided to KBW was not prepared with the expectation of public disclosure and that all of the foregoing financial information, including the publicly available consensus “street estimates” of Lakeland referred to above, is based on numerous variables and assumptions that are inherently uncertain (including, without limitation, factors related to general economic and competitive conditions, and in particular, assumptions regarding the ongoing COVID-19 pandemic) and, accordingly, actual results could vary significantly from those set forth in such information. KBW assumed, based on discussions with the respective managements of Lakeland and 1st Constitution and with the consent of the Lakeland board, that all such information provided a reasonable basis upon which KBW could form its opinion and KBW expressed no view as to any such information or the assumptions or bases therefor. Among other things, such information has assumed that the ongoing COVID-19 pandemic could have an adverse impact, which was assumed to be limited, on Lakeland and 1st Constitution. KBW relied on all such information without independent verification or analysis and did not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

KBW also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Lakeland or 1st Constitution since the date of the last financial statements of each such entity that were made available to KBW. KBW is not an expert in the independent verification of the adequacy of allowances for loan and lease losses and KBW assumed, without independent verification and with Lakeland’s consent, that the aggregate allowances for loan and lease losses for each of Lakeland and 1st Constitution are adequate to cover such losses. In rendering its opinion, KBW did not make or obtain any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of Lakeland or 1st Constitution, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor did KBW examine any individual loan or credit files, nor did it evaluate the solvency, financial capability or fair value of Lakeland or 1st Constitution under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Such estimates are inherently subject to uncertainty and should not be taken as KBW’s view of the actual value of any companies or assets.

KBW assumed, in all respects material to its analyses:

•

the merger and any related transactions (including, without limitation, the bank merger) would be completed substantially in accordance with the terms set forth in the merger agreement (the final terms of which KBW assumed would not differ in any respect material to its analyses from the draft version of the merger agreement reviewed by KBW and referred to above), with no adjustments to the exchange ratio and with no other consideration or payments in respect of 1st Constitution common stock;

•	the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement were true and correct;

•	each party to the merger agreement and all related documents would perform all of the covenants and agreements required to be performed by such party under such documents;

•

there were no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the merger or any related transactions and all conditions to the completion of the merger and any related transactions would be satisfied without any waivers or modifications to the merger agreement or any of the related documents; and

•

in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger and any related transactions, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, would be imposed that would have a material adverse effect on the future results of operations or financial condition of Lakeland, 1st Constitution or the pro forma entity, or the contemplated benefits of the merger, including without limitation the cost savings, related expenses and operating synergies expected to result or be derived from the merger.

KBW assumed that the merger would be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. KBW was further advised by representatives of Lakeland that Lakeland relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Lakeland, 1st Constitution, the merger and any related transaction, and the merger agreement. KBW did not provide advice with respect to any such matters.

KBW’s opinion addressed only the fairness, from a financial point of view, as of the date of such opinion, of the exchange ratio in the merger to Lakeland. KBW expressed no view or opinion as to any other terms or aspects of the merger or any term or aspect of any related transaction (including the bank merger), including without limitation, the form or structure of the merger or any such related transaction, any consequences of the merger or any such related transaction to Lakeland, its shareholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, consulting, voting, support, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the merger, any such related transaction, or otherwise. KBW’s opinion was necessarily based upon conditions as they existed and could be evaluated on the date of such opinion and the information made available to KBW through such date. There has been widespread disruption, extraordinary uncertainty and unusual volatility arising from the effects of the COVID-19 pandemic, including the effect of evolving governmental interventions and non-interventions. Developments subsequent to the date of KBW’s opinion may have affected, and may affect, the conclusion reached in KBW’s opinion and KBW did not and does not have an obligation to update, revise or reaffirm its opinion. KBW’s opinion did not address, and KBW expressed no view or opinion with respect to:

•	the underlying business decision of Lakeland to engage in the merger or enter into the merger agreement;

•	the relative merits of the merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by Lakeland or the Lakeland board;

•

any business, operational or other plans with respect to 1st Constitution or the pro forma entity that may be currently contemplated by Lakeland or the Lakeland board or that may be implemented by Lakeland or the Lakeland board subsequent to the closing of the merger;

•

the fairness of the amount or nature of any compensation to any of Lakeland’s officers, directors or employees, or any class of such persons, relative to any compensation to the holders of Lakeland common stock or relative to the exchange ratio;

•

the effect of the merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of Lakeland, 1st Constitution or any other party to any transaction contemplated by the merger agreement;

•	the actual value of Lakeland common stock to be issued in connection with the merger;

•

the prices, trading range or volume at which Lakeland common stock or 1st Constitution common stock would trade following the public announcement of the merger or the prices, trading range or volume at which Lakeland common stock would trade following the consummation of the merger;

•	any advice or opinions provided by any other advisor to any of the parties to the merger or any other transaction contemplated by the merger agreement; or

•

any legal, regulatory, accounting, tax or similar matters relating to Lakeland, 1st Constitution, any of their respective shareholders, or relating to or arising out of or as a consequence of the merger or any other related transaction, including whether or not the merger would qualify as a tax-free reorganization for United States federal income tax purposes.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of KBW, Lakeland and 1st Constitution. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the KBW opinion was among several factors taken into consideration by the Lakeland board in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the Lakeland board with respect to the fairness of the exchange ratio. The type and amount of consideration payable in the merger were determined through negotiation between Lakeland and 1st Constitution and the decision of Lakeland to enter into the merger agreement was solely that of the Lakeland board.

The following is a summary of the material financial analyses presented by KBW to the Lakeland board in connection with its opinion. The summary is not a complete description of the financial analyses underlying the opinion or the presentation made by KBW to the Lakeland board, but summarizes the material analyses performed and presented in connection with such opinion. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex analytic process involving various determinations as to appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion.

For purposes of the financial analyses described below, KBW utilized an implied transaction value for the merger of $23.53 per outstanding share of 1st Constitution common stock, or approximately $244.4 million in the aggregate (inclusive of the implied value of in-the-money 1st Constitution stock options), based on the 1.3577x exchange ratio in the proposed merger and the closing price of Lakeland common stock on July 9, 2021. In addition to the financial analyses described below, KBW reviewed with the Lakeland board of directors for informational purposes, among other things, an implied transaction multiple for the proposed merger (based on the implied transaction value for the merger of $23.53 per outstanding share of 1st Constitution common stock) of 14.2x 1st Constitution’s estimated calendar year 2021 earnings per share (“EPS”) using financial and operating forecasts and projections of 1st Constitution provided by 1st Constitution management.

Lakeland Selected Companies Analysis. Using publicly available information, KBW compared the financial performance, financial condition and market performance of Lakeland to 16 selected major exchange-traded banks headquartered in New Jersey, New York and Pennsylvania with total assets between $3 billion and $10 billion. Merger targets were excluded from the selected companies. TrustCo Bank Corp NY and Financial Institutions, Inc. were also excluded from the selected companies due to their distinct business profiles.

The selected companies were as follows (shown by column in descending order of total assets):

First Commonwealth Financial Corporation	Peapack-Gladstone Financial Corporation
S&T Bancorp, Inc.	Northfield Bancorp, Inc.
Flushing Financial Corporation	Republic First Bancorp, Inc.
Tompkins Financial Corporation	Metropolitan Bank Holding Corp.
ConnectOne Bancorp, Inc.	CNB Financial Corporation
Kearny Financial Corp.	The First of Long Island Corporation
Univest Financial Corporation	Arrow Financial Corporation
Amalgamated Financial Corp.	Mid Penn Bancorp, Inc.

To perform this analysis, KBW used profitability and other financial information for the latest twelve months (“LTM”) or most recent completed fiscal quarter (“MRQ”) (or, in the case of dividend yield, most recent completed fiscal quarter annualized) available or as of the end of such periods and market price information as of July 9, 2021. KBW also used 2021 and 2022 EPS estimates taken from publicly available consensus “street estimates” for Lakeland and the selected companies. Certain financial data presented in the tables below may not correspond to the data presented in Lakeland’s historical financial statements, or the data presented under the section “Description of the Merger — Opinion of 1st Constitution’s Financial Advisor,” as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis showed the following concerning the financial performance of Lakeland and the selected companies:

		Selected Companies
	LBAI	25th Percentile	Median	Average	75th Percentile
MRQ Core Return on Average Assets(1)	1.22%	1.02%	1.18%	1.25%	1.42%
MRQ Core Return on Average Equity(1)	12.19%	10.96%	12.83%	12.58%	14.29%
MRQ Core Pre-Tax Provison Income / Average Assets(2)	1.50%	1.33%	1.59%	1.56%	1.74%
MRQ Net Interest Margin	3.15%	2.90%	3.02%	3.05%	3.37%
MRQ Fee Income / Revenue Ratio(3)	9.4%	9.8%	16.5%	18.2%	25.1%
MRQ Efficiency Ratio	53.6%	58.4%	56.3%	55.6%	52.4%

(1)	Core income excluded extraordinary items, non-recurring items, gains/losses on sale of securities, goodwill impairment and amortization of intangibles as calculated by S&P Global Market Intelligence.
(2)	Excluded amortization of intangibles and goodwill impairment.
(3)	Excluded gains / losses on sale of securities.

KBW’s analysis showed the following concerning the financial condition of Lakeland and, to the extent publicly available, the selected companies

		Selected Companies
	LBAI	25th Percentile	Median	Average	75th Percentile
Tangible Common Equity / Tangible Assets	8.00%	7.39%	8.22%	8.38%	8.99%
Total Capital Ratio(1)	13.02%	13.59%	14.68%	14.86%	15.24%
Loans / Deposits	92.1%	76.3%	87.1%	85.6%	96.1%
Loan Loss Reserve / Loans	1.10%	1.00%	1.10%	1.10%	1.32%
Nonperforming Assets / Loans + OREO	0.57%	1.29%	0.69%	0.86%	0.31%
MRQ Net Charge-offs / Average Loans	0.07%	0.18%	0.09%	0.10%	0.02%

(1)	Two of the selected companies did not report consolidated capital ratios or report CBLR.

In addition, KBW’s analysis showed the following concerning the market performance of Lakeland and the selected companies (excluding the impact of the calendar year 2022 EPS multiple for one of the selected companies, which multiple was considered to be not meaningful because it was greater than 30.0x, and excluding the impact of the LTM dividend payout ratio for one of the selected companies, which ratio was considered to be not meaningful because it was greater than 100%):

		Selected Companies
	LBAI	25th Percentile	Median	Average	75th Percentile
One-Year Stock Price Change	75.9%	48.7%	61.0%	70.1%	89.8%
Year-To-Date Stock Price Change	36.5%	16.1%	25.6%	25.0%	30.0%
Price / Tangible Book Value per Share	1.44x	1.16x	1.22x	1.33x	1.52x
Price / 2021 EPS Estimate	10.4x	9.5x	10.9x	11.1x	12.0x
Price / 2022 EPS Estimate	10.9x	9.2x	10.9x	11.0x	12.4x
Dividend Yield	3.1%	2.0%	2.9%	2.5%	3.3%
LTM Dividend Payout Ratio	40.6%	19.2%	31.1%	29.0%	41.5%

No company used as a comparison in the above selected companies analysis is identical to Lakeland. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

1st Constitution Selected Companies Analysis. Using publicly available information, KBW compared the financial performance, financial condition and market performance of 1st Constitution to 25 selected major exchange-traded banks and thrifts headquartered in New Jersey and Pennsylvania with total assets between $1 billion and $5 billion. Merger targets were excluded from the selected companies.

The selected companies were as follows (shown by column in descending order of total assets):

CNB Financial Corporation	Fidelity D & D Bancorp, Inc.
Mid Penn Bancorp, Inc.	Penns Woods Bancorp, Inc.
Peoples Financial Services Corp.	Meridian Corporation
Orrstown Financial Services, Inc.	The Bank of Princeton
BCB Bancorp, Inc.	Franklin Financial Services Corporation
ACNB Corporation	FNCB Bancorp, Inc.
First Bank	CB Financial Services, Inc.
Citizens & Northern Corporation	Riverview Financial Corporation
Codorus Valley Bancorp, Inc.	AmeriServ Financial, Inc.
Parke Bancorp, Inc.	Malvern Bancorp, Inc.
Norwood Financial Corp.	Prudential Bancorp, Inc.
Unity Bancorp, Inc.	Emclaire Financial Corp
ESSA Bancorp, Inc.

To perform this analysis, KBW used profitability and other financial information for the latest 12 months or most recent completed fiscal quarter (or, in the case of dividend yield, most recent completed fiscal quarter annualized) available or as of the end of such periods and market price information as of July 9, 2021. KBW also used 2021 and 2022 EPS estimates taken from publicly available consensus “street estimates” for 1st Constitution and the selected companies to the extent publicly available (2021 EPS consensus “street” estimates were not publicly available for 12 of the selected companies and 2022 EPS consensus “street” estimates were not publicly available for 14 of the selected companies). In addition, KBW used 2021 and 2022 EPS estimates of 1st Constitution taken from financial and operating forecasts and projections of 1st Constitution provided by 1st Constitution management. Certain financial data presented in the tables below may not correspond to the data presented in 1st Constitution’s historical financial statements, or the data presented under the section “Description of the Merger – Opinion of 1st Constitution’s Financial Advisor,” as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis showed the following concerning the financial performance of 1st Constitution and the selected companies:

		Selected Companies
	FCCY	25th Percentile	Median	Average	75th Percentile
MRQ Core Return on Average Assets(1)	1.10%	0.85%	1.17%	1.18%	1.45%
MRQ Core Return on Average Equity(1)	10.58%	8.63%	11.88%	12.37%	14.38%
MRQ Core Pre-Tax Provison Income / Average Assets(2)	1.83%	1.13%	1.61%	1.57%	1.86%
MRQ Net Interest Margin	3.62%	2.99%	3.22%	3.25%	3.55%
MRQ Fee Income / Revenue Ratio(3)	21.2%	11.7%	17.2%	19.2%	24.3%
MRQ Efficiency Ratio	56.2%	66.8%	59.0%	59.4%	52.8%

(1)	Core income excluded extraordinary items, non-recurring items, gains/losses on sale of securities, goodwill impairment and amortization of intangibles as calculated by S&P Global Market Intelligence.
(2)	Excluded amortization of intangibles and goodwill impairment.
(3)	Excluded gains / losses on sale of securities.

KBW’s analysis also showed the following concerning the financial condition of 1st Constitution and, to the extent publicly available, the selected companies:

		Selected Companies
	FCCY	25th Percentile	Median	Average	75th Percentile
Tangible Common Equity / Tangible Assets	8.74%	7.81%	8.29%	8.63%	9.55%
Total Capital Ratio(1)	13.37%	13.03%	14.60%	15.17%	17.13%
Loans / Deposits	82.9%	80.3%	85.4%	86.9%	97.9%
Loan Loss Reserve / Loans	1.30%	1.10%	1.22%	1.21%	1.30%
Nonperforming Assets / Loans + OREO	1.59%	1.43%	1.07%	1.21%	0.58%
MRQ Net Charge-offs / Average Loans	(0.00%)	0.06%	0.02%	0.05%	(0.00%)

(1)	Eight of the selected companies did not report consolidated capital ratios or report CBLR.

In addition, KBW’s analysis showed the following concerning the market performance of 1st Constitution and, to the extent publicly available, the selected companies (excluding the impact of the LTM dividend payout ratio for one of the selected companies, which ratio was considered to be not meaningful because it was greater than 100%):

		Selected Companies
(1) First EPS multiples based on EPS	FCCY	25th Percentile	Median	Average	75th Percentile
One-Year Stock Price Change	76.6%	26.6%	40.9%	48.7%	62.3%
Year-To-Date Stock Price Change	29.9%	8.1%	19.2%	16.1%	25.6%
Price / Tangible Book Value per Share	1.37x	1.03x	1.12x	1.13x	1.23x
Price / 2021 EPS Estimate	10.7x /12.4x (1)	8.2x	9.5x	10.4x	12.3x
Price / 2022 EPS Estimate	11.3x /11.1x (1)	8.4x	10.3x	10.5x	11.8x
Dividend Yield	1.9%	2.1%	3.0%	2.9%	3.9%
LTM Dividend Payout Ratio	20.9%	24.2%	30.9%	29.6%	35.0%

(1)

First EPS multiples based on EPS estimates of 1st Constitution taken from publicly available consensus “street estimates” of 1st Constitution. Second EPS multiples based on EPS estimates of 1st Constitution taken from financial and operating forecasts and projections of 1st Constitution provided by 1st Constitution management.

No company used as a comparison in the above selected companies analysis is identical to 1st Constitution. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Selected Transactions Analysis. KBW reviewed publicly available information related to 11 selected U.S. whole bank transactions announced since January 1, 2020 with deal values between $200 million and $300 million. The selected transactions were as follows:

Acquiror	Acquired Company
Valley National Bancorp	The Westchester Bank Holding Corporation
Columbia Banking System, Inc.	Bank of Commerce Holdings
Nicolet Bankshares, Inc.	County Bancorp, Inc.
First Foundation Inc.	TGR Financial, Inc.
Nicolet Bankshares, Inc.	Mackinac Financial Corporation
Peoples Bancorp Inc.	Premier Financial Bancorp, Inc.
Banc of California, Inc.	Pacific Mercantile Bancorp
Provident Financial Services, Inc.	SB One Bancorp

Acquiror	Acquired Company
United Community Banks, Inc.	Three Shores Bancorporation, Inc.
Heartland Financial USA, Inc.	AIM Bancshares, Inc.
Business First Bancshares, Inc.	Pedestal Bancshares, Inc.

For each selected transaction (except as described below), KBW derived the following implied transaction statistics, in each case based on the transaction consideration value paid for the acquired company and using financial data based on the acquired company’s then latest publicly available financial statements prior to the announcement of the acquisition and, to the extent publicly available, publicly available one year forward estimated EPS prior to the announcement of the respective transaction:

•

Price per common share to tangible book value per share of the acquired company (in the case of selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by total tangible common equity);

•	Tangible equity premium to core deposits (total deposits less time deposits greater than $100,000) of the acquired company, referred to as core deposit premium;

•

Price per common share to LTM EPS of the acquired company (in the case of selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by LTM net income); and

•

Price per common share to estimated EPS of the acquired company for the first full year after the announcement of the respective transaction, referred to as Forward (“FWD”) EPS, in the five selected transactions in which consensus “street estimates” for the acquired company were available at announcement.

KBW also reviewed the price per common share paid for the acquired company for the eight selected transactions in which the acquired company was publicly traded as a premium/(discount) to the closing price of the acquired company one day prior to the announcement of the respective transaction (expressed as a percentage and referred to as the one-day market premium). The above transaction statistics for the selected transactions were compared with the corresponding transaction statistics for the proposed merger based on the implied transaction value for the proposed merger of $23.53 per outstanding share of 1st Constitution common stock, or $244.4 million in the aggregate, and using historical financial information for 1st Constitution as of or for the 12 months ended March 31, 2021, 1st Constitution’s estimated calendar year 2022 EPS taken from financial and operating forecasts and projections of 1st Constitution provided by 1st Constitution management, and the closing price of 1st Constitution common stock on July 9, 2021.

The results of the analysis are set forth in the following:

		Selected Companies
	LBAI/ FCCY	25th Percentile	Median	Average	75th Percentile
Price / Tangible Book Value per Share	1.57x	1.37x	1.56x	1.54x	1.69x
Core Deposit Premium	6.6%	6.8%	7.4%	7.6%	8.8%
Price / LTM EPS	12.3x	12.7x	14.7x	15.8x	17.6x
Price / FWD EPS	12.6x	15.1x	15.9x	16.9x	16.8x
One-Day Market Premium	14.1%	9.4%	18.6%	22.8%	30.8%

No company or transaction used as a comparison in the above selected transaction analysis is identical to 1st Constitution or the proposed merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Relative Contribution Analysis. KBW analyzed the relative standalone contribution of Lakeland and 1st Constitution to various pro forma balance sheet and income statement items and the combined market capitalization of the combined entity. This analysis did not include purchase accounting adjustments or cost savings. To perform this analysis, KBW used (i) historical balance sheet and income statement data for Lakeland and 1st Constitution as of or for the three months ended March 31, 2021 and for the calendar year 2020, (ii) publicly available consensus “street estimates” of Lakeland, (iii) financial and operating forecasts and projections of 1st Constitution provided by 1st Constitution management, and (iv) market price data as of July 9, 2021. The results of KBW’s analysis are set forth in the following table, which also compares the results of KBW’s analysis with the implied pro forma ownership percentages of Lakeland and 1st Constitution shareholders in the combined company based on the 1.3577x exchange ratio provided for in the merger agreement:

	Relative Contribution
	LBAI % of Total	FCCY % of Total
Ownership at 1.3577x merger exchange ratio:	78%	22%
Market Information:
Pre-Deal Market Capitalization	81%	19%
Balance Sheet:
Assets	81%	19%
Gross Loans Held for Investment	83%	17%
Deposits	81%	19%
Tangible Common Equity	80%	20%
Income Statement:
2020 Actual Earnings	76%	24%
2021 Estimated Earnings	83%	17%
2022 Estimated Earnings	81%	19%

Pro Forma Financial Impact Analysis. KBW performed a pro forma financial impact analysis that combined projected income statement and balance sheet information of Lakeland and 1st Constitution. Using (i) closing balance sheet estimates as of December 31, 2021 for Lakeland and 1st Constitution, extrapolated from historical data using growth rates taken from publicly available consensus “street estimates” of Lakeland in the case of Lakeland and provided by 1st Constitution management in the case of 1st Constitution, (ii) publicly available consensus “street estimates” of Lakeland and assumed Lakeland long-term growth rates provided by Lakeland management, (iii) financial and operating forecasts and projections of 1st Constitution provided by 1st Constitution management, and (iv) pro forma assumptions (including, without limitation, the cost savings, related expenses and operating synergies expected to result from the merger as well as certain purchase accounting adjustments and other merger-related adjustments and restructuring charges assumed with respect thereto) provided by Lakeland management, KBW analyzed the estimated financial impact of the merger on certain projected financial results. This analysis indicated that the merger could be accretive to Lakeland’s 2022 and 2023 estimated EPS and could be dilutive to Lakeland’s estimated tangible book value per share at closing as of December 31, 2021. Furthermore, the analysis indicated that, pro forma for the merger, each of Lakeland’s tangible common equity to tangible assets ratio, Tier 1 Leverage Ratio, Common Equity Tier 1 Ratio and Tier 1 Risk-Based Capital Ratio could be higher at closing as of December 31, 2021 and Lakeland’s Total Risk-Based Capital Ratio could be lower at closing as of December 31, 2021. For all of the above analysis, the actual results achieved by Lakeland following the merger may vary from the projected results, and the variations may be material.

Lakeland Dividend Discount Model Analysis. KBW performed a dividend discount model analysis to estimate a range for the implied equity value of Lakeland. In this analysis, KBW used publicly available consensus “street estimates” of Lakeland and assumed Lakeland long-term growth rates provided by Lakeland management, and KBW assumed discount rates ranging from 9.5% to 13.5%. The range of values was derived by adding (i) the present value of the implied future excess capital available for dividends that Lakeland could generate over the period from December 31, 2021 through December 31, 2026 and (ii) the present value of Lakeland’s implied terminal value at the end of such period. KBW assumed that Lakeland would maintain a tangible common equity to tangible assets ratio of 8.00% and Lakeland would retain sufficient earnings to maintain that level. In calculating the terminal value of Lakeland, KBW applied a range of 10.5x to 12.5x Lakeland’s estimated 2027 earnings. This dividend discount model analysis resulted in a range of implied values per share of Lakeland common stock of $16.56 to $21.67.

The dividend discount model analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, and discount rates. The analysis did not purport to be indicative of the actual values or expected values of Lakeland or the pro forma combined company.

1st Constitution Dividend Discount Model Analysis. KBW performed a dividend discount model analysis to estimate a range for the implied equity value of 1st Constitution, taking into account the cost savings, related expenses and operating synergies expected to result from the merger as well as adjustments related to the Durbin Amendment’s impact on interchange revenue and restructuring charges assumed with respect thereto. In this analysis, KBW used financial and operating forecasts and projections relating to the earnings and assets of 1st Constitution provided by 1st Constitution management, assumed long-term growth rates for 1st Constitution with respect to calendar years 2026 and 2027 provided by Lakeland management, and assumptions regarding cost savings, related expenses and operating synergies expected to result from the merger as well as adjustments related to the Durbin Amendment’s impact on interchange revenue and restructuring charges assumed with respect thereto provided by Lakeland management, and KBW assumed discount rates ranging from 9.5% to 13.5%. The range of values was derived by adding (i) the present value of the implied future excess capital available for dividends that Lakeland could generate over the period from December 31, 2021 through December 31, 2026 and (ii) the present value of Lakeland’s implied terminal value at the end of such period, in each case applying estimated cost savings, related expenses and operating synergies as well as adjustments related to the Durbin Amendment’s impact on interchange revenue and restructuring charges. KBW assumed that Lakeland would maintain a tangible common equity to tangible assets ratio of 8.00% and 1st Constitution would retain sufficient earnings to maintain that level. In calculating the terminal value of 1st Constitution, KBW applied a range of 10.5x to 12.5x 1st Constitution’s estimated 2027 earnings (inclusive of estimated cost savings, related expenses and operating synergies as well as certain adjustments related to the Durbin Amendment’s impact on interchange revenue and restructuring charges). This dividend discount model analysis resulted in a range of implied values per share of 1st Constitution common stock, taking into account the cost savings, related expenses and operating synergies expected to result from the merger as well as certain adjustments related to the Durbin Amendment’s impact on interchange revenue and restructuring charges assumed with respect thereto, of $35.09 to $45.50.

The dividend discount model analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, and discount rates. The analysis did not purport to be indicative of the actual values or expected values of 1st Constitution.

Miscellaneous. KBW acted as financial advisor to Lakeland in connection with the proposed merger and did not act as an advisor to or agent of any other person. As part of its investment banking business, KBW is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. KBW and its affiliates, in the ordinary course of its and their broker-dealer businesses (and further to existing sales and trading relationships between a KBW broker-dealer affiliate and Lakeland), may from time to time purchase securities from, and sell securities to, Lakeland and 1st Constitution. In addition, as market makers in securities, KBW and its affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of Lakeland or 1st Constitution for its and their own accounts and for the accounts of its and their respective customers and clients.

Pursuant to the KBW engagement agreement, Lakeland has agreed to pay KBW a total cash fee equal to 0.75% of the of the aggregate merger consideration, $500,000 of which became payable with the rendering of KBW’s opinion, and the balance of which is contingent upon the consummation of the merger. Lakeland also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its engagement and to indemnify KBW against certain liabilities relating to or arising out of KBW’s engagement or KBW’s role in connection therewith. Other than in connection with the present engagement, in the two years preceding the date of KBW’s opinion, KBW did not provide investment banking or financial advisory services to Lakeland. In the two years preceding the date of KBW’s opinion, KBW did not provide investment banking or financial advisory services to 1st Constitution. KBW may in the future provide investment banking and financial advisory services to Lakeland or 1st Constitution and receive compensation for such services.

Recommendation of the Lakeland Board of Directors

The Lakeland board of directors recommends that you vote “FOR” the Lakeland share issuance proposal and “FOR” the Lakeland adjournment proposal.

1st Constitution’s Reasons for the Merger

In the course of its deliberations on the proposed transaction with Lakeland, the 1st Constitution board consulted with Day Pitney LLP with respect to its legal duties and the terms of the merger agreement. The 1st Constitution board consulted with Raymond James with respect to the financial aspects of the transaction and the fairness of the consideration to be received by holders of 1st Constitution common stock from a financial point of view, and with senior management regarding, among other things, operational matters.

The following discussion of the information and factors considered by the 1st Constitution board is not intended to be exhaustive; it does, however, include all material factors considered by the 1st Constitution board.

In reaching its decision to approve the merger agreement, the 1st Constitution board considered the following:

•

the understanding of the 1st Constitution board of the strategic options available to 1st Constitution and the 1st Constitution board assessment of those options, including 1st Constitution’s prospects for growth through acquisitions, and the determination that none of those options were more likely to create greater present value for 1st Constitution’s shareholders than the value to be paid by Lakeland;

•	the geographic fit and increased customer convenience of the expanded branch network of Lakeland;

•	the complementary geographic footprints of Lakeland and 1st Constitution, proposed branch closures, and the likely treatment of 1st Constitution employees;

•	the limited opportunities to grow 1st Constitution’s business through the acquisition of in-market banks in New Jersey;

•	the anticipated costs and necessary investments associated with continuing to develop and enhance 1st Constitution’s business capabilities;

•	the enhanced liquidity of the Lakeland stock;

•	the increased cash dividends that would be available to 1st Constitution shareholders based on Lakeland’s history of paying cash dividends;

•	Lakeland’s strong capital base;

•	the favorable results of 1st Constitution’s due diligence investigation of Lakeland;

•

the terms of the merger agreement, including the financial terms and the fact that 100% of the merger consideration would be paid in Lakeland common stock, thereby making the transaction a tax free exchange for those 1st Constitution shareholders receiving Lakeland stock and allowing 1st Constitution shareholders to participate in the future performance of the combined company;

•

the fact that the per share merger consideration of $23.53, determined by applying the 1.3577 exchange ratio to the $17.33 closing price of Lakeland’s common stock on July 9, 2021, represented a 14% premium over the $20.62 closing price of 1st Constitution’s common stock on July 9, 2021, the last day of trading prior to the approval of the merger agreement;

•	structural protections in the merger agreement, including the fact that 1st Constitution has the right to terminate the merger if the price of Lakeland common stock falls below a stated price;

•	the compatibility of the business cultures of the two organizations and their shared focus on small and middle-market customers;

•	the stand-alone and pro forma financial condition, results of operations, and prospects of the two companies;

•	the anticipated pro forma impact of the merger on the combined company, including the expected impact on financial metrics including earnings per share, and on regulatory capital levels;

•	the ability of Lakeland to execute a merger transaction from a financial and regulatory perspective and its ability to successfully integrate 1st Constitution into its existing franchise;

•

Lakeland’s consistent historical performance in closing merger transactions and its track record in integrating acquisitions and of realizing the expected financial and other benefits of such acquisitions;

•	the likelihood of obtaining the shareholder and regulatory approvals needed to complete the merger;

•

the opinion of Raymond James, based upon various analyses described below including a review of comparable transactions, that the consideration to be received by the 1st Constitution shareholders is fair to the shareholders of 1st Constitution from a financial point of view; and

•

the view of the 1st Constitution board, based on, among other things, the opinion of Raymond James, that the merger consideration is fair to the shareholders of 1st Constitution from a financial point of view.

All business combinations, including the merger, also include certain risks and disadvantages. The material potential risks and disadvantages to 1st Constitution’s shareholders identified by the 1st Constitution board and management include the following material matters, the order of which does not necessarily reflect their relative significance:

•	the risk that the combined company may not be able to achieve the cost savings necessary to cause the trading markets to consider the transaction a success;

•

the potential risk that the consideration to be paid to 1st Constitution shareholders could be adversely affected by a decrease in the trading price of Lakeland common stock during the pendency of the merger;

•

the risk that the merger agreement provision prohibiting 1st Constitution from soliciting acquisition proposals after execution of the merger agreement and the termination fee provided for in the merger agreement might discourage third parties from seeking to acquire 1st Constitution, in light of the fact that Lakeland was unwilling to enter into the merger agreement absent such provisions; and

•	the risk of potential employee attrition or adverse effects on business and customer relationships as a result of the pending merger.

In reaching the determination to approve the merger agreement and the related transactions, the 1st Constitution board did not quantify or otherwise attempt to assign any relative weight to the various factors it considered, and individual directors may have viewed certain factors more positively or negatively than others. In addition, as in any business combination, there can be no assurances that the benefits of the merger perceived by the 1st Constitution board and described above will be realized or will outweigh the risks and uncertainties.

Opinion of 1st Constitution’s Financial Advisor

1st Constitution retained Raymond James as financial advisor on February 1, 2021. 1st Constitution selected Raymond James as a financial advisor because it is a globally-recognized investment banking firm offering a full range of investment banking services to its clients. In the ordinary course of its investment banking business, Raymond James is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. Pursuant to that engagement, the 1st Constitution board of directors requested that Raymond James evaluate the fairness, from a financial point of view, to the holders of 1st Constitution’s outstanding common stock (other than excluded shares, which are discussed in more detail below) of the merger consideration to be received by such holders pursuant to the merger agreement.

At the July 11, 2021 meeting of the 1st Constitution board of directors, representatives of Raymond James rendered Raymond James’ opinion, dated July 11, 2021, that the merger consideration pursuant to the merger agreement, was fair, from a financial point of view, to the holders of 1st Constitution common stock (other than excluded shares), based upon and subject to the qualifications, assumptions and other matters set forth in its written opinion.

The full text of the written opinion of Raymond James, dated July 11, 2021, which sets forth, among other things, the various qualifications, assumptions and limitations on the scope of the review undertaken, is attached as Annex B to this joint proxy statement/prospectus. Any summaries of the opinion of Raymond James set forth in this joint proxy statement/prospectus are qualified in their entirety by reference to the full text of the written opinion. Holders of 1st Constitution common stock are urged to read this opinion in its entirety. The opinion of Raymond James speaks only as of the date of the opinion and does not reflect any developments that may occur or may have occurred after the date of its opinion and prior to the completion of the merger.

Raymond James provided its opinion for the information of the 1st Constitution board of directors (solely in its capacity as such) in connection with, and for purposes of, its consideration of the merger, and the Raymond James opinion addresses only whether the merger consideration to be received by the holders of 1st Constitution common stock (other than excluded shares) in the merger pursuant to the merger agreement was fair, from a financial point of view, to such holders. The opinion of Raymond James does not address the consideration to be received by the holders, if any, of “excluded shares,” which are shares (i) held by 1st Constitution as treasury stock, or (ii) owned directly or indirectly by Lakeland or 1st Constitution or any of their respective subsidiaries (other than, in the case of clause (ii), shares in trust accounts, managed accounts and the like for the benefit of customers or shares held in satisfaction of a debt previously contracted).

The opinion of Raymond James does not address any other term or aspect of the merger agreement or the merger contemplated thereby. The Raymond James opinion does not constitute a recommendation to the 1st Constitution board of directors or to any holder of 1st Constitution common stock as to how the 1st Constitution board of directors, such shareholder or any other person should vote or otherwise act with respect to the merger or any other matter. Raymond James does not express any opinion as to the likely trading range of Lakeland common stock following the merger, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of Lakeland at that time.

In connection with its review of the proposed merger and the preparation of its opinion, Raymond James, among other things:

•	reviewed the financial terms and conditions as stated in the draft of the merger agreement dated as of July 10, 2021;

•

reviewed certain information related to the historical condition and prospects of 1st Constitution and Lakeland, as made available to Raymond James by or on behalf of 1st Constitution, including, but not limited to, (a) financial projections prepared by the management of 1st Constitution and Lakeland (which we refer to collectively in this document as the “projections”), and (b)(1) certain forecasts and estimates of potential cost savings, operating efficiencies, revenue effects, and other adjustments expected to result from the merger, as prepared by management of Lakeland and (2) certain pro forma financial adjustments expected to result from the merger, as prepared by the management of Lakeland (which we refer to in this document as the “pro forma financial adjustments”);

•	reviewed 1st Constitution’s and Lakeland’s audited financial statements for the years ended December 31, 2020 and unaudited financial statements for the three month period ended March 31, 2021;

•	reviewed 1st Constitution’s and Lakeland’s recent public filings and certain other publicly available information regarding 1st Constitution and Lakeland;

•	reviewed the financial and operating performance of 1st Constitution and Lakeland and those of other selected public companies that Raymond James deemed to be relevant;

•	considered certain publicly available financial terms of certain transactions Raymond James deemed to be relevant;

•

reviewed the then-current and historical market prices and trading volume of the shares of 1st Constitution common stock and of the shares of Lakeland common stock, and the then-current market prices of the publicly traded securities of certain other companies that Raymond James deemed to be relevant;

•	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Raymond James deemed appropriate;

•

received a certificate addressed to Raymond James from a member of senior management of 1st Constitution regarding, among other things, the information, data and other materials (financial or otherwise) provided to, or discussed with, Raymond James by or on behalf of 1st Constitution; and

•

discussed with members of the senior management of 1st Constitution certain information relating to the aforementioned and any other matters which Raymond James deemed relevant to its inquiry including, but not limited to, the past and current business operations of 1st Constitution and the financial condition and future prospects and operations of 1st Constitution.

With 1st Constitution’s consent, Raymond James assumed and relied upon the accuracy and completeness of all information, whether or not publicly available, supplied by or on behalf of 1st Constitution or otherwise reviewed by or discussed with Raymond James, and Raymond James did not undertake any duty or responsibility to, nor did Raymond James, independently verify any of such information. Raymond James did not make or obtain an independent appraisal of the assets or liabilities (fixed, contingent, derivative, off balance sheet or otherwise) of 1st Constitution, and was not furnished or provided with any such appraisals or valuations. Raymond James did not evaluate the adequacy of the loan or lease reserves of Lakeland or 1st Constitution, and Raymond James assumed, with 1st Constitution’s consent, that Lakeland’s and 1st Constitution’s allowances for loan and lease losses were in the aggregate adequate to cover such losses. Accordingly, Raymond James expressed no opinion with respect to the foregoing.

With respect to the projections, the pro forma financial adjustments, and any other information and data provided to or otherwise reviewed by or discussed with Raymond James, Raymond James, with 1st Constitution’s consent, assumed that the projections, the pro forma financial adjustments, and such other information and data were reasonably prepared in good faith on bases reflecting the best then-currently available estimates and judgments of management of 1st Constitution, and Raymond James relied upon 1st Constitution to advise Raymond James promptly if any information previously provided became inaccurate or was required to be updated during the period of Raymond James’ review. Raymond James expressed no opinion with respect to the projections, the pro forma financial adjustments or the assumptions on which they were based. Raymond James assumed that the final form of the merger agreement would be substantially similar to the draft reviewed by Raymond James, and that the merger would be consummated in accordance with the terms of the merger agreement without waiver or amendment of any conditions thereto. Furthermore, Raymond James assumed, in all respects material to Raymond James’ analysis, that the representations and warranties of each party contained in the merger agreement were true and correct and that each such party would perform all of the covenants and agreements required to be performed by it under the merger agreement without being waived. Raymond James relied upon and assumed, without independent verification, that (i) the merger would be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the merger would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would have an effect on the merger or 1st Constitution that would be material to Raymond James’ analyses or opinion. Based upon the terms specified in the merger agreement, Raymond James assumed that the merger would qualify as a “reorganization” under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended, and the regulations and formal guidance issued thereunder.

Raymond James expressed no opinion as to the underlying business decision to effect the merger, the structure or tax consequences of the merger or the availability or advisability of any alternatives to the merger. While Raymond James provided advice to the 1st Constitution board of directors with respect to the proposed merger, Raymond James did not recommend any specific amount of consideration or that any specific consideration constituted the only appropriate consideration for the merger. The Raymond James opinion was limited to the fairness, from a financial point of view, of the merger consideration to be received by the holders of 1st Constitution common stock (other than excluded shares) in the merger pursuant to the merger agreement. Raymond James expressed no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the 1st Constitution board of directors to approve or consummate the merger. Furthermore, no opinion, counsel or interpretation was intended by Raymond James to apply to matters that require legal, accounting or tax advice. Raymond James assumed that such opinions, counsel or interpretations had been or would be obtained from 1st Constitution’s appropriate professional sources. Furthermore, Raymond James relied, with the consent of the 1st Constitution board of directors, on the fact that 1st Constitution has been assisted by legal, accounting and tax advisors, and Raymond James, with the consent of the 1st Constitution board of directors, relied upon and assumed the accuracy and completeness of the assessments by 1st Constitution and its advisors as to all legal, accounting and tax matters with respect to 1st Constitution and the merger, including, without limitation, that the merger would qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

In formulating its opinion, Raymond James considered only what it understood to be the merger consideration to be received by the holders of 1st Constitution common stock, and Raymond James did not consider and did not express an opinion on the fairness of the amount or nature of any compensation to be paid or payable to any of 1st Constitution’s officers, directors or employees, or class of such persons, whether relative to the compensation to be received by the holders of 1st Constitution common stock or otherwise. Raymond James was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (1) the fairness of the merger to the holders of any class of securities, creditors, or other constituencies of 1st Constitution, or to any other party, except and only to the extent expressly set forth in the last sentence of its opinion, or (2) the fairness of the merger to any one class or group of 1st Constitution’s or any other party’s security holders or other constituencies vis-à-vis any other class or group of 1st Constitution security holders or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration to be received in the merger amongst or within such classes or groups of security holders or other constituents). Raymond James expressed no opinion as to the impact of the merger on the solvency or viability of 1st Constitution or Lakeland or the ability of 1st Constitution or Lakeland to pay their respective obligations when they come due.

Material Financial Analyses The following summarizes the material financial analyses reviewed by Raymond James with the 1st Constitution board of directors at its meeting on July 11, 2021, which material was considered by Raymond James in rendering its opinion. No company or transaction used in the analyses described below is identical or directly comparable to 1st Constitution, Lakeland, or the merger.

Contribution Analysis. Raymond James analyzed the relative contribution of 1st Constitution and Lakeland to certain financial and operating metrics for the pro forma combined company resulting from the merger. The financial and operating metrics included: (i) total assets; (ii) total gross loans; (iii) total deposits; (iv) tangible common equity; (v) net income for the twelve-month period ended March 31, 2021; (vi) estimated 2021 net income; and (vii) estimated 2022 net income. The financial and operating data underlying the metrics referenced in the foregoing sentence in items (i) – (iv) were as of March 31, 2021. The relative contribution analysis did not give effect to the Pro Forma Financial Adjustments. The results of this analysis are summarized in the table below:

	Relative Contribution
	Lakeland Bancorp, Inc.	1st Constitution Bancorp	Implied Exchange Ratio
Total Assets	81.1%	18.9%	1.14x
Total Gross Loans	82.3%	17.7%	1.05x
Total Deposits	81.0%	19.0%	1.15x
Tangible Common Equity	79.7%	20.3%	1.25x
LTM Net Income	77.6%	22.4%	1.42x
2021E Net Income	83.1%	16.9%	0.99x
2022E Net Income	80.6%	19.4%	1.18x
Exchange Ratio in the Merger			1.3577x

Discounted Cash Flow Analysis. Raymond James analyzed the discounted present value of each of 1st Constitution’s and Lakeland’s projected free cash flows for the nine months ending December 31, 2021 and the calendar years ending December 31, 2022 through 2025 on a standalone basis. The discounted cash flow analysis was based solely on the projections.

Consistent with the periods included in the projections, Raymond James used estimated calendar year 2025 as the final year for the analysis and applied multiples, ranging from 10.4x to 12.4x for 1st Constitution and 12.8x to 14.8x for Lakeland, to estimated calendar year 2025 earnings in order to derive a range of estimated terminal values for each of 1st Constitution and Lakeland in 2025. For 1st Constitution, Raymond James used discount rates ranging from 11.2% to 13.2%. For Lakeland, Raymond James used discount rates ranging from 10.4% to 12.4%. Raymond James arrived at its discount rate ranges by using the 2020 Duff & Phelps Valuation Handbook.

Raymond James reviewed the ranges of implied per share values indicated by the discounted cash flow analysis for both 1st Constitution and Lakeland and calculated a range of implied exchange ratios by dividing the maximum implied per share value of 1st Constitution common stock by the minimum implied per share value of Lakeland common stock to calculate the maximum implied exchange ratio, and by dividing the minimum implied per share value of 1st Constitution common stock by the maximum implied per share value of Lakeland common stock to calculate the minimum implied exchange ratio. The results of the discounted cash flow analysis are summarized in the table below:

Implied Per Share Value
	Lakeland Bancorp, Inc.		1st Constitution Bancorp		Implied Exchange Ratio
	Low	High	Low	High	Low/High	High/Low
Net Income Terminal Multiple	$17.75	$21.58	$22.06	$26.60	1.02x	1.50x
Exchange Ratio in the Merger					1.3577x

Selected Companies Analysis. Raymond James reviewed certain data for selected companies with publicly traded equity securities that it deemed relevant for its analysis. The selected groups represented companies Raymond James believed to be relevant to each of 1st Constitution and Lakeland. For Lakeland, Raymond James selected certain companies that (i) are headquartered in Delaware, the District of Columbia, Maryland, New

Jersey, New York and Pennsylvania; (ii) have total assets between $5.0 billion and $10.0 billion; (iii) are traded on the Nasdaq Stock Market, LLC (referred to in this discussion of the Raymond James opinion as “NASDAQ”), the New York Stock Exchange (the “NYSE”), or the NYSE American Exchange (“NYSEAM”); (iv) have LTM core return on average assets between 0.50% and 1.50%; and (v) have a ratio of nonperforming assets to total assets of less than 1.0%. For 1st Constitution, Raymond James selected certain companies that (i) are headquartered in Delaware, the District of Columbia, Maryland, New Jersey, New York and Pennsylvania; (ii) have total assets between $1.5 billion and $3.0 billion; (iii) are traded on NASDAQ, the NYSE, or NYSEAM; (iv) have an LTM core return on average assets between 0.50% and 1.50%; and (v) have a ratio of nonperforming assets to total assets between 0.50% and 1.50%.

No company used in the analysis described below is identical or directly comparable to either Lakeland or 1st Constitution. The selected companies that Raymond James deemed relevant based on the criteria noted above included the following:

Selected Companies for Lakeland	Selected Companies for 1st Constitution
First Commonwealth Financial Corporation (FCF)	BCB Bancorp, Inc. (BCBP)
Flushing Financial Corporation (FFIC)	Howard Bancorp, Inc. (HBMD)
Tompkins Financial Corporation (TMP)	Citizens & Northern Corporation (CZNC)
The Bancorp, Inc. (TBBK)	The Community Financial Corporation (TCFC)
Univest Financial Corporation (UVSP)	Evans Bancorp, Inc. (EVBN)
Peapack-Gladstone Financial Corporation (PGC)	Shore Bancshares, Inc. (SHBI)
Financial Institutions, Inc. (FISI)	Unity Bancorp, Inc. (UNTY)
Penns Woods Bancorp, Inc. (PWOD)
First United Corporation (FUNC)
The Bank of Princeton (BPRN)
Franklin Financial Services Corporation (FRAF)
FNCB Bancorp, Inc. (FNCB)

Raymond James calculated various financial multiples for each selected company, including closing price per share on July 9, 2021 compared to (i) basic tangible book value per share at March 31, 2021 as shown by S&P Global Market Intelligence; (ii) core earnings per share for the twelve months ended March 31, 2021, with core being defined as net income before extraordinary items, less net income attributable to non-controlling interest, gain on sale of securities, amortization of intangibles, goodwill, and nonrecurring items, as defined by S&P Global Market Intelligence; and (iii) consensus forward operating earnings per share for the 2021 fiscal year based on S&P Global Market Intelligence data. The estimates published by Wall Street research analysts were not prepared in connection with the merger or at the request of Raymond James and may or may not prove to be accurate. Raymond James reviewed the 25th percentile, mean, median and 75th percentile relative valuation multiples of the selected companies and compared them to the corresponding valuation multiple for 1st Constitution implied by the merger consideration. The results of the selected companies analysis for both 1st Constitution and for Lakeland are summarized below:

Selected Companies for Lakeland Bancorp, Inc.
	25th Percentile	75th Percentile
Tangible Book Value	122%	181%
LTM Core Earnings per Share	9.9x	12.6x
2021E Earnings per Share	8.9x	12.0x

Selected Companies for 1st Constitution Bancorp
	25th Percentile	75th Percentile
Tangible Book Value	103%	118%
LTM Core Earnings per Share	9.0x	12.3x
2021E Earnings per Share	8.4x	12.3x

Taking into account the results of the selected companies analysis, Raymond James applied the 25th percentile, mean, median and 75th percentile of the price to tangible book value per share ratio, price to core earnings per share ratio, and price to estimated 2021 earnings per share ratio to corresponding financial data for both 1st Constitution and Lakeland. Raymond James reviewed the ranges of implied per share values and calculated a range of implied exchange ratios by dividing the higher implied per share value of 1st Constitution by the lower implied per share value of Lakeland to calculate the high implied exchange ratio, and by dividing the lower implied per share value of 1st Constitution by the higher implied per share value of Lakeland to calculate the low implied exchange ratio. The results of the selected companies analysis are summarized below:

	Implied Per Share Value				Implied Exchange Ratio
	Lakeland Bancorp, Inc.		1st Constitution Bancorp
	25th Percentile	75th Percentile	25th Percentile	75th Percentile	Low/ High	High/ Low
Tangible Book Value	$14.72	$21.72	$15.52	$17.90	0.71x	1.22x
LTM Core Earnings per Share	$13.19	$16.72	$17.18	$23.44	1.03x	1.78x
2021E Earnings per Share	$14.92	$20.11	$13.90	$20.40	0.69x	1.37x

Selected Transaction Analysis. Raymond James analyzed publicly available information relating to selected national and regional acquisition transactions. The selected national acquisition transactions included those announced since January 1, 2021, involving targets headquartered in (i) the United States and (ii) with target assets between $1.5 billion and $3.0 billion. The selected regional acquisition transactions included those announced since January 1, 2019, involving targets headquartered in (i) Delaware, the District of Columbia, Maryland, New Jersey, New York and Pennsylvania, (ii) with target assets between $1.5 billion and $3.0 billion and (iii) with a ratio of tangible common equity to tangible assets of less than 12.0%. Financial data for the selected targets was based on the most recent last twelve months reported prior to the announcement of the respective transaction. The selected national and regional transactions (with respective transaction announcement dates shown) used in the analysis included:

Selected National Transactions:

•	Columbia Banking System, Inc. (WA) / Bank of Commerce Holdings (CA)—June 23, 2021

•	First Foundation Inc. (TX) / TGR Financial, Inc. (FL)—June 3, 2021

•	United Bankshares, Inc. (WV) / Community Bankers Trust Corporation (VA)—June 3, 2021

•	First Bancorp (NC) / Select Bancorp, Inc. (NC)—June 1, 2021

•	Enterprise Financial Services Corp (MO) / First Choice Bancorp (CA)—April 26, 2021

•	Nicolet Bankshares, Inc. (WI) / Mackinac Financial Corporation (MI)—April 12, 2021

•	VyStar Credit Union (FL) / Heritage Southeast Bancorporation Inc. (GA)—March 31, 2021

•	Peoples Bancorp Inc. (OH) / Premier Financial Bancorp, Inc. (WV)—March 29, 2021

•	Banc of California, Inc. (CA) / Pacific Mercantile Bancorp (CA)—March 22, 2021

Selected Regional Transactions:

•	Valley National Bancorp (NY) / The Westchester Bank Holding Corporation (NY)—June 29, 2021

•	Shore Bancshares, Inc. (MD) / Severn Bancorp, Inc. (MD)—March 3, 2021

•	Dollar Mutual Bancorp (PA) / Standard AVB Financial Corp. (PA)—September 25, 2020

•	Provident Financial Services, Inc. (NJ) / SB One Bancorp (NJ)—March 12, 2020

•	Flushing Financial Corporation (NY) / Empire Bancorp, Inc. (NY)—October 25, 2019

•	Sandy Spring Bancorp, Inc. (MD) / Revere Bank (MD)—September 24, 2019

•	ConnectOne Bancorp, Inc. (NJ) / Bancorp of New Jersey, Inc. (NJ)—August 16, 2019

•	OceanFirst Financial Corp. (NJ) / Country Bank Holding Company, Inc. (NY)—August 9, 2019

•	OceanFirst Financial Corp. (NJ) / Two River Bancorp (NJ)—August 9, 2019

•	Columbia Financial, Inc. (MHC) (NJ) / Stewardship Financial Corporation (NJ)—June 7, 2019

•	S&T Bancorp, Inc. (PA) / DNB Financial Corporation (PA)—June 5, 2019

Raymond James examined valuation multiples of transaction value compared to the target companies’ (i) basic tangible book value per share at March 31, 2021; (ii) LTM core earnings per share; and (iii) premium to tangible book value divided by core deposits (calculated as total deposits less time deposits greater than $100,000), in each case as shown by S&P Global Market Intelligence. Raymond James applied the 25th percentile, mean, median and 75th percentile relative valuation multiples of the selected national and regional transactions to 1st Constitution’s tangible book value per share at March 31, 2021, LTM core earnings per share and core deposit premium. Raymond James then compared those implied values to the closing price of Lakeland common stock on July 9, 2021 of $17.33 to create the range of exchange ratios used for its analysis. The results of the selected national and regional transactions analyses, respectively, are summarized below:

National Transactions

	1st Constitution Bancorp Statistic	Percentiles		Implied Exchange Ratio
		25th Percentile	75th Percentile	25th Percentile	75th Percentile
Tangible Book Value	$15.13	166%	183%	1.45x	1.60x
LTM Core Earnings per Share	$1.91	14.2x	23.8x	1.56x	2.63x
Premium to Core Deposits	$1,370,166	7.2%	11.4%	1.42x	1.74x
Exchange Ratio in the Merger				1.3577x

Regional Transactions

	1st Constitution Bancorp Statistic	Percentiles		Implied Exchange Ratio
		25th Percentile	75th Percentile	25th Percentile	75th Percentile
Tangible Book Value	$15.13	130%	172%	1.13x	1.50x
LTM Core Earnings per Share	$1.91	15.1x	20.7x	1.66x	2.28x
Premium to Core Deposits	$1,370,166	4.7%	9.1%	1.23x	1.56x
Exchange Ratio in the Merger				1.3577x

Pro Forma Impact Analysis. For informational purposes only, Raymond James performed a pro forma financial impact analysis of the estimated impact of the merger on each of Lakeland’s and 1st Constitution’s projected balance sheets at December 31, 2021 and estimated earnings per share information for the twelve months ending December 31, 2022 and 2023 using (i) closing balance sheet estimates as of December 31, 2021 for Lakeland and 1st Constitution based on estimates prepared by Lakeland management and 1st Constitution management, respectively, and approved for use by Raymond James by the 1st Constitution board; (ii) the projections for the twelve months ending December 31, 2022 and 2023; and (iii) the pro forma financial adjustments. Raymond James analyzed the estimated financial impact of the merger on certain projected financial results. This analysis indicated that the merger could be accretive to 1st Constitution’s estimated tangible book value per share, as adjusted for the exchange ratio reflected in the merger consideration, at December 31, 2021, and accretive to 1st Constitution’s estimated 2022 and 2023 earnings per share and estimated 2022 dividends per share, in each case as adjusted for the exchange ratio reflected in the merger consideration. For all of the above analyses, the actual results achieved by the pro forma Lakeland following the merger may vary from the projected results, and the variations may be material.

Additional Considerations. The preparation of a fairness opinion is a complex process and is not susceptible to a partial analysis or summary description. Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying its opinion. In addition, Raymond James considered the results of all such analyses and did not assign relative weights to any of the analyses, but rather made qualitative judgments as to the significance and relevance of each analysis and factor, so the ranges of valuations resulting from any particular analysis described above should not be taken to be the view of Raymond James as to the actual value of 1st Constitution at any point in time.

In performing its analyses, Raymond James made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of 1st Constitution. The analyses performed by Raymond James are not necessarily indicative of actual values, trading values or actual future results which might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. Such analyses were provided to the 1st Constitution board of directors (solely in its capacity as such) and were prepared solely as part of the analysis of Raymond James of the fairness, from a financial point of view, to the holders of 1st Constitution common stock (other than excluded shares) of the merger consideration to be received by such holders in connection with the proposed merger pursuant to the merger agreement. The analyses do not purport to be appraisals or to reflect the prices at which companies may actually be sold, and such estimates are inherently subject to uncertainty. The opinion of Raymond James was one of many factors taken into account by the 1st Constitution board of directors in making its determination to approve the merger. Neither the Raymond James opinion nor the analyses described above should be viewed as determinative of the view of the 1st Constitution board of directors or management of 1st Constitution with respect to 1st Constitution, Lakeland or the merger. 1st Constitution placed no limits on the scope of the analysis performed, or opinion expressed, by Raymond James.

The Raymond James opinion was necessarily based upon market, economic, financial and other circumstances and conditions existing and disclosed to Raymond James on July 9, 2021, and any material change in such circumstances and conditions may affect the opinion of Raymond James, but Raymond James does not undertake any obligation to update, revise or reaffirm that opinion. Raymond James relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of 1st Constitution since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Raymond James that would be material to its analyses or its opinion, and that there was no information or any facts that would make any of the information reviewed by Raymond James incomplete or misleading in any material respect.

As the 1st Constitution board of directors was aware, the credit, financial and stock markets had been experiencing unusual volatility and the Raymond James opinion expressed no opinion or view as to any potential effects of such volatility on the merger, 1st Constitution or Lakeland, and the Raymond James opinion did not purport to address potential developments in any such markets. As the 1st Constitution board of directors was aware, there was significant uncertainty as to the potential direct and indirect business, financial, legal, economic and social implications and consequences of the spread of the coronavirus and associated illnesses and the actions and measures that countries, governments, regulatory agencies, central banks, international financing and funding organizations, stock markets, businesses and individuals may take to address the spread of the coronavirus and associated illnesses including, without limitation, those actions and measures pertaining to fiscal or monetary policies, legal and regulatory matters and the credit, financial and stock markets (which we refer to in this document as the “pandemic effects”). Raymond James expressed no opinion or view as to the potential impact of the pandemic effects on its analysis, its opinion, the merger, 1st Constitution or Lakeland.

During the two years preceding the date of its opinion, Raymond James: (i) provided certain investment banking and financial advisory services to 1st Constitution for which Raymond James has received a retainer, (ii) engaged in, and may continue to engage in, fixed income trading activity with 1st Constitution Bank, a subsidiary of 1st Constitution, for which it has earned income, (iii) engaged in, and may continue to engage in, fixed income trading activity with Lakeland Bank, a subsidiary of the Lakeland, for which it has earned income, and (iv) provided services to Lakeland in connection with a share repurchase program, for which Raymond James was paid commissions and may be paid commissions in the future. In addition, during the two years preceding the date of the Raymond James opinion, an affiliate of Raymond James provided, and continues to provide, services to Lakeland and its affiliates relating to its wealth management business, for which the Raymond James affiliate has received commissions and fees. In connection with the services described in this paragraph, Raymond James received fees and commissions, in total, of approximately $2.2 million.

For services rendered in connection with the delivery of the Raymond James opinion, 1st Constitution paid Raymond James a fee of $250,000 upon delivery of the opinion. 1st Constitution will also pay Raymond James a customary fee for advisory services in connection with the merger equal to approximately $2.9 million (less the fee paid upon the delivery of the opinion of Raymond James), approximately $2.65 million of which is contingent upon the successful closing of the merger. In addition, 1st Constitution agreed to reimburse Raymond James for certain expenses of up to $25,000 (unless otherwise authorized by 1st Constitution) incurred in connection with its services and to indemnify Raymond James against certain liabilities arising out of its engagement.

Raymond James is actively involved in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. In the ordinary course of its business, Raymond James may trade in the securities of 1st Constitution and Lakeland for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Raymond James may provide investment banking, financial advisory and other financial services to 1st Constitution and/or Lakeland or other participants in the merger in the future, for which Raymond James may receive compensation.

Recommendation of the 1st Constitution Board of Directors

The 1st Constitution board of directors recommends that you vote “FOR” the 1st Constitution merger proposal, “FOR” the 1st Constitution merger-related compensation proposal and “FOR” the 1st Constitution adjournment proposal.

Unaudited Prospective Financial Information

Neither Lakeland nor 1st Constitution as a matter of course makes public projections as to future performance, revenues, earnings or other financial results due to, among other reasons, the inherent uncertainty of the underlying assumptions and estimates. However, Lakeland and 1st Constitution are each including in this document certain unaudited prospective financial information that was made available by 1st Constitution or by Lakeland in connection with the merger as described below. The inclusion of this information should not be regarded as an indication that any of 1st Constitution, Lakeland, Raymond James, or KBW, their respective representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results, or that it should be construed as financial guidance, and it should not be relied on as such. This information was prepared solely for internal use and is subjective in many respects. While presented with numeric specificity, the unaudited prospective financial information reflects numerous estimates and assumptions made with respect to business, economic, market, competition, regulatory and financial conditions and matters specific to Lakeland’s and 1st Constitution’s business, all of which are difficult to predict and many of which are beyond each party’s control. The unaudited prospective financial information reflects both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. No assurance can be given that the unaudited prospective financial information and the underlying estimates and assumptions will be realized. In addition, since the unaudited prospective financial information covers multiple years, such information by its nature becomes subject to greater uncertainty with each successive year. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the unaudited prospective financial information to be inaccurate include, but are not limited to, risks and uncertainties relating to Lakeland’s and 1st Constitution’s business, industry performance, general business and economic conditions, customer requirements, competition and adverse changes in applicable laws, regulations or rules. For other factors that could cause actual results to differ, please see the sections entitled “Risk Factors” and “Cautionary Statement About Forward-Looking Statements” beginning on pages 23 and 33, respectively, of this document.

The unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with generally accepted accounting principles, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. In addition, the unaudited prospective financial information requires significant estimates and assumptions that make it inherently less comparable to the similarly titled generally accepted accounting principles measures in each party’s historical financial statements prepared in accordance with generally accepted accounting principles. Neither Lakeland’s nor 1st Constitution’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the unaudited prospective financial information contained in this document, nor have they expressed any opinion or any other form of assurance on such information or its achievability.

Furthermore, the unaudited prospective financial information does not consider any circumstances or events occurring after the date it was prepared. No assurance can be given that, had the unaudited prospective financial information been prepared as of the date of this document, similar estimates and assumptions would be used. Neither Lakeland nor 1st Constitution intends to, and each party disclaims any obligation to, make publicly available any update or other revision to the unaudited prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even if any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions. The unaudited prospective financial information does not consider the possible financial and other effects on either 1st Constitution or Lakeland, as applicable, of the merger and does not attempt to predict or suggest future results of the resulting company after giving effect to the merger. The unaudited prospective financial information does not give effect to the merger, including the impact of negotiating or executing the merger agreement, the expenses that may be incurred in connection with completing the merger, the potential synergies that may be achieved by the resulting company as a result of the merger, the effect on either 1st Constitution or Lakeland, as applicable, of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions that would likely have been taken if the merger agreement had not been executed, but that were instead altered, accelerated, postponed or not taken in anticipation of the merger. Further, the unaudited prospective financial information does not consider the effect on either 1st Constitution or Lakeland, as applicable, of any possible failure of the merger to occur. By inclusion of the unaudited prospective financial information in this document, none of 1st Constitution, Lakeland, Raymond James, KBW or their respective affiliates, associates, officers, directors, advisors, agents or other representatives makes any representation to any shareholder of 1st Constitution, shareholder of Lakeland or any other person regarding 1st Constitution’s ultimate performance compared to the information contained in the unaudited prospective financial information or that the projected results will be achieved. The inclusion of the unaudited prospective financial information in this document should not be deemed an admission or representation by 1st Constitution or Lakeland that it is viewed as material information, particularly in light of the inherent risks and uncertainties associated with such forecasts. The summary of the unaudited prospective financial information included below is not being included to influence your decision whether to vote to approve the merger, but is being provided solely because it was made available by 1st Constitution or by Lakeland, in connection with the merger as described below.

In light of the foregoing, and considering that the special meetings of Lakeland’s and 1st Constitution’s shareholders will be held many months after the unaudited prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, shareholders are cautioned not to place unwarranted reliance on such information, and Lakeland and 1st Constitution urge all shareholders to review Lakeland’s and 1st Constitution’s financial statements and other information contained elsewhere in this document for a description of Lakeland’s and 1st Constitution’s respective businesses and reported financial results as filed with the SEC.

The following table presents the unaudited prospective earning estimates for 1st Constitution for the 12 months ending December 31, 2021 through the 12 months ending December 31, 2025, made available by 1st Constitution and used by KBW and Raymond James for purposes of the financial analyses performed in connection with their respective opinions.

	12 Months Ending December 31,
	2021	2022	2023	2024	2025
Net Income ($mm)	$17	$19	$22	$23	$25
Total Assets (as of end of period) ($bn)	$1.7	$1.8	$1.8	$1.9	$1.9

In preparing this projected financial information, 1st Constitution management relied on the following assumptions with respect to the periods presented, which are subject to change:

•	economic conditions remain stable;

•	annual loan growth of approximately 4% to 6%;

•	annual deposit growth of approximately 2% to 3%;

•	net interest margin improves gradually from 3.60% to 4.00% as a result of moderate increases in short-term and intermediate term interest rates; and

•	return on average assets gradually increases from 1.00% to 1.28% as a result of the expansion of the net interest margin and moderate annual increases of 2.0% to 4.5% in non-interest expenses.

In addition, for purposes of the financial analyses performed in connection with KBW’s opinion, Lakeland’s management discussed with KBW, and approved the use by KBW of, publicly available consensus “street estimates” of Lakeland as set forth in the following for the 12 months ending December 31, 2021 through December 31, 2022. These estimates were also provided to Raymond James for use in the financial analyses performed in connection with the Raymond James opinion.

	12 Months Ending December 31,
	2021	2022
Net Income ($mm)	$85	$81
Total Assets (as of end of period) ($bn)	$7.9	$8.2

For purposes of the financial analyses performed in connection with KBW’s opinion, Lakeland’s management also provided to KBW an estimated earnings per share growth rate of 5% per year for periods beyond December 31, 2023 for Lakeland and with respect to 1st Constitution, 5% per year for calendar years 2026 and 2027. These estimates were also provided to Raymond James for use in the financial analyses performed in connection with the Raymond James opinion.

Terms of the Merger

Effect of the Merger

Upon completion of the merger, the separate legal existence of 1st Constitution will cease. All property, rights, powers, duties, obligations, debts and liabilities of 1st Constitution will automatically be deemed transferred to Lakeland, as the surviving corporation in the merger. Immediately following the merger of the holding companies, 1st Constitution Bank will merge with and into Lakeland Bank, the separate legal existence of 1st Constitution Bank will cease, and all property, rights, powers, duties, obligations, debts and liabilities of 1st Constitution Bank will be transferred to Lakeland Bank, as the surviving bank in the bank merger.

What 1st Constitution Shareholders Will Receive in the Merger

1st Constitution shareholders will receive 1.3577 shares of Lakeland common stock for each share of 1st Constitution common stock (other than excluded shares). If there is a stock split, stock dividend or similar transaction affecting Lakeland common stock prior to the closing, appropriate changes will be made to the exchange ratio.

On July 9, 2021, which was the last trading date preceding the public announcement of the proposed merger, the closing price of Lakeland’s common stock was $17.33, which, after giving effect to the 1.3577 exchange ratio, would result in merger consideration with an implied value of approximately $23.53 per share. As of October 8, 2021, the latest practicable date prior to the mailing of this joint proxy statement/prospectus, the closing price of Lakeland’s common stock was $18.21, which, after giving effect to the 1.3577 exchange ratio, would result in merger consideration with an implied value of approximately $24.72 per share. Lakeland’s common stock is listed on NASDAQ under the symbol “LBAI.” 1st Constitution’s common stock is listed on The Nasdaq Global Market under the symbol “FCCY.” The market price of both Lakeland common stock and 1st Constitution common stock is likely to fluctuate before the completion of the merger; therefore, we urge you to obtain current market quotations for Lakeland common stock and 1st Constitution common stock.

You will not receive any fractional shares of Lakeland common stock in the merger. Instead, you will receive, without interest and rounded to the nearest whole cent, cash equal to the fractional share interest you otherwise would have received, multiplied by the volume-weighted average trading price of Lakeland’s common stock for the five consecutive trading days ending on the fifth trading day immediately before the closing date. All shares of 1st Constitution common stock held by a 1st Constitution shareholder immediately prior to the effective time will be aggregated before determining the need to pay cash in lieu of fractional shares to such holder.

The price of Lakeland common stock at the time the merger takes effect may be higher or lower than the price: (1) when the merger agreement was signed; (2) when this joint proxy statement/prospectus was mailed; (3) when 1st Constitution shareholders meet to vote on the merger; or (4) when 1st Constitution shareholders receive Lakeland stock certificates from the exchange agent following the merger. We urge you to obtain current market quotations for the Lakeland common stock and 1st Constitution common stock.

Exchange of Shares

1st Constitution shareholders should not send their stock certificates with their proxy card.

After the time the merger takes effect, former 1st Constitution shareholders will receive a certificate representing their shares of Lakeland Bancorp common stock or evidence of such shares in book-entry form, as well as a check for any fractional shares. All shares of 1st Constitution common stock held by a shareholder immediately prior to the effective time of the merger will be aggregated before determining the need to pay cash in lieu of fractional shares to such former 1st Constitution shareholder. No interest will be paid with respect to cash paid in lieu of fractional shares.

Stock Options

As of the record date for the 1st Constitution special meeting, various directors, officers and employees of 1st Constitution held old stock options to purchase a total of 102,013 shares of 1st Constitution common stock, all granted under 1st Constitution’s equity compensation plans. At the effective time all unvested old stock options will fully vest and holders will be provided an opportunity to exercise such options immediately following vesting for 1st Constitution common stock, which would then be exchanged for merger consideration. Any old stock option not exercised immediately following vesting will be cancelled in exchange for a cash payment to be made by Lakeland to the holder within 10 days of the effective time. The payment for each old stock option outstanding immediately prior to the effective time that is not exercised immediately following the effective time will equal the number of shares of 1st Constitution common stock covered by the old stock option multiplied by the amount, if any, by which the volume-weighted average trading price per share of 1st Constitution common stock as reported on Bloomberg, L.P. for the five consecutive trading days ending on the fifth trading day immediately preceding the closing date exceeds the exercise price of such old stock option.

Lakeland Common Stock

Each share of Lakeland common stock outstanding immediately prior to completion of the merger will remain outstanding and unchanged by the merger.

Effective Date

The merger will take effect within ten business days following the date on which all conditions to the merger, including obtaining shareholder and regulatory approval, have been fulfilled or waived or on such date as Lakeland and 1st Constitution otherwise mutually select. Neither regulatory approval nor the required approval of Lakeland’s or 1st Constitution’s shareholders can be waived. Lakeland and 1st Constitution presently expect to close the merger in late 2021 or early 2022. See “Description of the Merger—Conditions to the Merger” on page 89 and “Description of the Merger—Regulatory Approvals” on page 95.

Representations and Warranties

The merger agreement contains customary representations and warranties relating to, among other things:

1st Constitution

•	Organization of 1st Constitution and its subsidiaries.

•	Capital structure of 1st Constitution.

•	Due authorization, execution, delivery, performance and enforceability of the merger agreement and the transactions contemplated thereunder.

•	Consents or approvals of regulatory authorities or third parties necessary to complete the merger.

•	Accuracy of reports filed with regulatory authorities.

•	Consistency of financial statements with generally accepted accounting principles and existence of suitable internal controls.

•	Liabilities incurred since January 1, 2021.

•	Brokers’ fees.

•	Accuracy of reports filed by 1st Constitution with the SEC.

•	Absence of material adverse changes, since December 31, 2020, in 1st Constitution’s consolidated business, results of operations or financial condition.

•	Absence of undisclosed material pending or threatened legal proceedings.

•	Filing of tax returns and payment of taxes.

•	Retirement and other employee plans and matters relating to the Employee Retirement Income Security Act of 1974.

•

Accuracy of information supplied by 1st Constitution for inclusion in the registration statement filed under the Securities Act of 1933 in connection with the issuance of Lakeland common stock in the merger, this joint proxy statement/prospectus, and all applications filed with regulatory authorities for approval of the merger.

•	Compliance with applicable laws and regulations.

•	Disclosure of material contracts.

•	Absence of regulatory orders.

•	Quality of title to assets and properties.

•	Maintenance of adequate insurance.

•	Absence of material environmental violations, actions or liabilities.

•	Indemnification obligations of 1st Constitution and its subsidiaries.

•	Validity and binding nature of loans reflected as assets in 1st Constitution’s financial statements.

•	Inapplicability of anti-takeover provisions of New Jersey law to the merger.

•	Investment securities, deposits and borrowings on 1st Constitution’s statement of condition.

•	Intellectual property matters.

•	Regulatory capital.

Lakeland

•	Organization of Lakeland and its subsidiaries.

•	Capital structure of Lakeland.

•	Due authorization, execution, delivery, performance and enforceability of the merger agreement and the transactions contemplated thereunder.

•	Consents or approvals of regulatory authorities or third parties necessary to complete the merger.

•	Accuracy of reports filed with regulatory authorities.

•	Consistency of financial statements with generally accepted accounting principles and existence of suitable internal controls.

•	Liabilities incurred since January 1, 2021.

•	Brokers’ fees.

•	Accuracy of reports filed by Lakeland with the SEC.

•	Absence of material adverse changes, since December 31, 2020, in Lakeland’s consolidated business, results of operations or financial condition.

•

Accuracy of information supplied by Lakeland for inclusion in the registration statement filed under the Securities Act of 1933 in connection with the issuance of Lakeland common stock in the merger, this joint proxy statement/prospectus, and all applications filed with regulatory authorities for approval of the merger.

•	Absence of undisclosed material pending or threatened legal proceedings.

•	Compliance with applicable laws and regulations.

•	Absence of regulatory orders.

•	Regulatory capital.

Conduct of Business Pending the Merger

In the merger agreement, 1st Constitution agreed to use commercially reasonable efforts to preserve intact its business organization, keep available the present services of its current officers and employees and preserve the goodwill of its customers.

In addition, 1st Constitution agreed to conduct its business in the ordinary course consistent with past practices and prudent banking practice, except as otherwise required by the merger agreement or consented to by Lakeland. Subject to certain exceptions referred to in the merger agreement, 1st Constitution also agreed in the merger agreement that 1st Constitution will not, without the written consent of Lakeland, except as otherwise specifically provided in the merger agreement:

•	declare or pay any dividends on its capital stock other than a quarterly cash dividend of $0.10 per share;

•	repurchase, redeem or otherwise acquire any of its capital stock;

•	issue, sell or otherwise permit to become outstanding any shares of its capital stock;

•	amend its certificate of incorporation or by-laws;

•	make any capital expenditures in excess of $150,000;

•	enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management policies, except as required by law or bank regulators;

•	acquire any business, assets, deposits or properties outside of the ordinary course of business;

•

take any action that is intended or is reasonably likely to result in a material delay in the completion of the merger, a material impediment to 1st Constitution’s ability to complete the merger, any of its representations and warranties becoming untrue in any material respect, or any of the conditions to closing the merger set forth in the merger agreement not being satisfied or not being satisfied prior to May 31, 2022;

•	change its methods of accounting, except as required by changes in generally accepted accounting principles or at the written direction of a government authority;

•	enter into, establish, adopt, amend, modify or terminate any employee benefit plan;

•

enter into, amend or renew any employment, consulting, severance, retention, change-in-control or similar agreements or arrangements with any director, officer or employee, or grant any salary or wage increase or increase any employee benefit except for normal increases in the ordinary course of business;

•	hire any employee at an initial rate of salary of $100,000 or higher;

•	other than in the ordinary course of business consistent with past practice, dispose of or discontinue its assets, properties or release any of its indebtedness;

•	other than in the ordinary course of business consistent with past practice, incur, modify, extend or renegotiate any indebtedness for borrowed money;

•	file any application to relocate or terminate the operations of any of its banking offices;

•	create, modify, materially amend, terminate or waive any material provision of any material contract;

•	settle any claim in excess of $50,000 or involving any material restrictions on 1st Constitution’s operations;

•

except in accordance with certain notification and approval procedures and parameters as agreed between Lakeland and 1st Constitution, enter into any new loan or other extension of credit involving an aggregate exposure in excess of $10.0 million, or renew any existing credit facility in excess of $15.0 million, subject to certain exceptions as provided in the merger agreement;

•	make any investment or commitment to invest in real estate or in any real estate development project, other than by way of foreclosure or deed in lieu of foreclosure;

•	establish any new branch office, loan production or servicing facility, or automated banking facility;

•

make and change any tax election, file any amended tax return, settle any tax liability or knowingly take any action that could reasonably be expected to prevent or impede the merger or bank merger from qualifying as a tax-free reorganization under the meaning of Section 368(a) of the Internal Revenue Code; or

•	agree to do any of the foregoing.

1st Constitution also agreed in the merger agreement, among other things:

•

to submit the proposed merger to its shareholders for approval at a shareholders’ meeting to be held as soon as is reasonably practicable after the date on which the registration statement, of which this joint proxy statement/prospectus is a part, is declared effective by the SEC;

•	through the 1st Constitution board of directors, subject to applicable fiduciary obligations, to recommend that 1st Constitution’s shareholders approve the merger agreement;

•	to provide Lakeland with certain financial statements as reasonably requested by Lakeland in order to enable Lakeland to comply with its reporting obligations under the Exchange Act; and

•

to provide Lakeland with any information about 1st Constitution reasonably requested by Lakeland for use in any subsequent filings that Lakeland may be required to make in transactions unrelated to the merger.

1st Constitution has also agreed not to solicit any proposal from a third party with respect to a merger, consolidation or similar transaction involving, or any purchase of, all or more than 20% of the assets or voting power of, 1st Constitution or any of its subsidiaries. We refer to any such proposal as an “acquisition proposal.”

Similarly, 1st Constitution has agreed not to participate in any negotiations concerning, or provide any confidential information with respect to, an acquisition proposal. These obligations are subject to certain exceptions in the merger agreement designed to assure that 1st Constitution’s board of directors may exercise its fiduciary responsibilities in the event that a third party, acting on an unsolicited basis, makes an acquisition proposal prior to the consummation of the merger. In the event that 1st Constitution receives any such proposal, 1st Constitution is required to provide to Lakeland any nonpublic information provided to such third party.

In the merger agreement, Lakeland agreed to use its reasonable best efforts to maintain and preserve intact its business organization, properties, leases, employees and advantageous business relationships and retain the services of its key employees. In addition, Lakeland will not, without the prior written consent of 1st Constitution, except as otherwise specifically provided for in the merger agreement:

•

take any action or fail to take any action that is intended or is reasonably likely to result in (A) a material delay in the consummation of the merger agreement or the transactions contemplated by the merger agreement, (B) any material impediment to Lakeland’s ability to consummate the merger or the transactions contemplated by the merger agreement, (C) any of its representations and warranties set forth in the merger agreement being or becoming untrue in any material respect at any time at or prior to the closing of the merger, (D) any of the conditions to the merger agreement not being satisfied, (E) a material violation of any provision of the merger agreement except, in each case, as may be required by applicable law or regulation, or (F) a material adverse effect on, or a material delay in, the ability of Lakeland or 1st Constitution and to obtain any regulatory approval or any necessary approvals, consents or waivers of any governmental authority or third party required for the transactions contemplated by the merger agreement or which would reasonably be expected to result in any such approvals, consents or waivers containing any material condition or restriction;

•

amend its certificate of incorporation or by-laws in a manner that would adversely affect the economic benefits of the merger to the holders of 1st Constitution common stock or materially and adversely change the rights, terms or preferences of the Lakeland common stock;

•

knowingly take any action or fail to take any action which action or failure to act could reasonably be expected to prevent or impede the merger or bank merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

•

acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) all or any portion of the assets, business, deposits, or properties of any entity whose (1) assets exceed 20% of Lakeland’s consolidated assets as of July 11, 2021, or (2) gross revenues for the year ended December 31, 2020 exceed 20% of Lakeland’s consolidated gross revenues for the year ended December 31, 2020;

•	adjust, split, combine or reclassify any capital stock or make, declare or pay any extraordinary dividend on any capital stock; and

•	enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

•	We jointly agreed, among other things:

•	to cooperate in preparing all regulatory and other filings to be made in connection with the merger;

•	to provide access to each other and to each other’s representatives;

•

subject to applicable provisions of the merger agreement, to use our commercially reasonable best efforts to consummate the transactions contemplated by the merger agreement and to obtain any consent of any governmental entity or other third party which is required in connection with the merger; and

•	to agree upon the form and substance of any press release or public disclosure related to the proposed merger.

Conditions to the Merger

Our obligations to effect the merger are subject to various conditions, including the following:

Conditions Applicable to 1st Constitution and Lakeland

•	shareholders of both companies shall have approved the required shareholder proposals described elsewhere in this joint proxy statement/prospectus;

•	the registration statement of which this joint proxy statement/prospectus is a part shall not be subject to an order demanding that we cease using these documents;

•

we shall have received all necessary approvals of governmental entities, such approvals shall not be subject to any material conditions, any conditions relating to such approvals shall have been satisfied and all statutory waiting periods shall have expired;

•	no order, judgment, injunction or decree shall be outstanding that would have the effect of preventing completion of the merger;

•	no statement, rule, regulation, order, injunction or decree is in place that prohibits or makes illegal the completion of the merger; and

•	the shares of Lakeland common stock issuable in the merger shall have been authorized for listing on NASDAQ, subject to official notice of issuance.

Additional Conditions Applicable to Lakeland

In addition to the foregoing, Lakeland’s obligations to close the merger are also conditioned, among other things, on the following:

•

The number of shares of 1st Constitution common stock outstanding at the close of the merger will not exceed 10,284,848, except to the extent increased as a result of the exercise or vesting of 1st Constitution equity awards after the date of the merger agreement;

•	subject to materiality standards provided for in the merger agreement, the continued accuracy of 1st Constitution’s representations and warranties;

•	1st Constitution shall have performed in all material respects the covenants which it is required to perform under the merger agreement;

•

1st Constitution shall have obtained all consents of any third parties, other than governmental entities, which are necessary to permit the consummation of the merger, except for those which would not materially adversely affect 1st Constitution or Lakeland if not obtained;

•

1st Constitution has made available to Lakeland a certificate dated as of the closing date of the merger, certifying such facts as to establish that the transactions contemplated by the merger agreement are exempt from withholding pursuant to Section 1445 of the Internal Revenue Code;

•	Lakeland shall have received the tax opinion from its legal counsel described under “Description of the Merger—Material United States Federal Income Tax Consequences”;

•	none of necessary approvals of governmental entities contains a burdensome condition on Lakeland; and

•

1st Constitution Bank shall have taken all necessary corporate action to effectuate the merger of 1st Constitution Bank into Lakeland Bank immediately following the effective time of the merger of the holding companies and all conditions to the closing of the bank merger shall have been satisfied or waived.

Additional Conditions Applicable to 1st Constitution

In addition to the foregoing, 1st Constitution’s obligations to close the merger are also conditioned, among other things, on the following:

•	subject to materiality standards provided for in the merger agreement, the continued accuracy of Lakeland’s representations and warranties;

•	Lakeland shall have performed in all material respects the covenants which it is required to perform under the merger agreement;

•	1st Constitution shall have received the tax opinion from its legal counsel described under “Description of the Merger—Material United States Federal Income Tax Consequences”;

•	Lakeland shall have paid to certain 1st Constitution employees required lump sum severance payments, unless 1st Constitution has made such payments;

•

Lakeland Bank shall have taken all necessary corporate action to effectuate the bank merger immediately following the merger of the holding companies and all conditions to the closing of the bank merger shall have been satisfied or waived; and

•

Lakeland and Lakeland Bank shall have each increased their boards of directors by one member and appointed Robert F. Mangano to the respective board of directors as of the completion of the merger and the bank merger, subject to compliance with Lakeland’s customary background screening and evaluation procedures for potential directors and Mr. Mangano’s compliance with Lakeland’s governance and ethics policies.

Except for the requirement of shareholder approvals, regulatory approvals and the absence of any order, decree, or injunction preventing the transactions contemplated by the merger agreement, we each may waive each of the conditions described above in the manner and to the extent described in “Description of the Merger—Amendment; Waiver” below.

Representation on Lakeland Board and Lakeland Bank Board

Prior to the closing of the merger, the board of directors of Lakeland and the board of directors of Lakeland Bank each shall increase by one (1) the number of directors constituting the entire board of directors of Lakeland or Lakeland Bank, as the case may be, effective as of and completion of the merger, and shall duly elect one (1) individual to be designated, prior to the Effective Time, by 1st Constitution pursuant to the procedure set forth in the following sentence (which we refer to in this document as the “Director Designee”) to become a director of Lakeland and Lakeland Bank, effective as of and contingent upon the closing of the merger. The Director Designee shall be the President and Chief Executive Officer of 1st Constitution, Robert F. Mangano. In the event that prior to the closing of the merger, the Director Designee becomes unable to serve as a member of the Lakeland and Lakeland Bank Boards of Directors due to death or disability, or determines that he will not serve as a member of the Lakeland and Lakeland Bank Boards of Directors, then a replacement shall be recommended by 1st Constitution’s board of directors to the Lakeland and Lakeland Bank Boards of Directors and the nominating committee thereof for approval (such approval not to be unreasonably withheld or delayed). Subject to its fiduciary duties, the board of directors of Lakeland shall nominate the Director Designee (or his replacement in accordance with the preceding sentence) for election at the 2022 annual meeting of Lakeland shareholders, and shall appoint the Director Designee to the Lakeland Bank board of directors, for a term of no less than one year. Lakeland’s and Lakeland Bank’s obligation to elect the Director Designee is subject to Lakeland’s customary background screening and evaluation procedures for potential directors, and the Director Designee’s compliance with Lakeland’s governance and ethics policies in place from time to time, as reasonably determined by Lakeland’s Nominating and Corporate Governance Committee.

Amendment; Waiver

Subject to applicable law, at any time prior to completion of the merger, any provision of the Agreement may be:

•	waived by the party benefited by the provision, or

•

amended or modified at any time, by an agreement in writing among the parties, except that after the 1st Constitution shareholder meeting, no amendment can be made which by law requires further approval by the shareholders of Lakeland or 1st Constitution without obtaining that approval.

Termination

Subject to certain qualifications described in the merger agreement, the merger agreement may be terminated under the following circumstances:

•	by mutual consent of Lakeland and 1st Constitution;

•	by either Lakeland or 1st Constitution:

•

if there is a material breach by the other party of any representation or warranty contained in the merger agreement, which breach is not cured prior to the earlier of the May 31, 2022 or thirty (30) days following written notice to the party committing the breach from the other party, or if the breach, by its nature or timing, cannot be cured prior to May 31, 2022, except that neither party has the right to terminate the merger agreement unless the breach of representation or warranty, together with all other such breaches, would entitle the terminating party not to consummate the transactions contemplated by the merger agreement under certain closing conditions;

•

if there is a material breach of any of the covenants or agreements contained in the merger agreement, which breach is not cured prior to the earlier of the May 31, 2022 or thirty (30) days following written notice to the party committing the breach from the other party, or if the breach, by its nature or timing, cannot be cured prior to May 31, 2022, except that neither party has the right to terminate the Merger Agreement unless the terminating party is not then in material breach of any representation, warranty, covenant, or other agreement contained in the merger agreement that would entitle the terminating party not to consummate the transactions contemplated by the merger agreement under certain closing conditions;

•

if the merger has not been consummated by May 31, 2022, or such later date as agreed to by the parties, unless the failure to complete the merger by that time was due to the terminating party’s material breach of the merger agreement;

•

if the 1st Constitution shareholders do not approve the 1st Constitution merger proposal at the 1st Constitution special meeting or if the Lakeland shareholders do not approve the Lakeland share issuance proposal at the Lakeland special meeting; or

•

if a required regulatory approval is denied, unless the failure to obtain such approval is due to the terminating party’s failure to perform or observe its obligations, covenants and agreements set forth in the merger agreement.

•	by 1st Constitution, prior to obtaining 1st Constitution shareholder approval, if the 1st Constitution board approves an acquisition proposal, but only if:

•	1st Constitution’s board determines in good faith that the acquisition proposal is a superior proposal;

•

after considering any response that Lakeland may have after reviewing that definitive agreement, the 1st Constitution board determines in good faith that the transactions contemplated by that definitive agreement are reasonably likely to be consummated and would, if consummated, be more favorable to 1st Constitution’s shareholders than the merger agreement and any transaction then being proposed by Lakeland;

•	the 1st Constitution board approves, and 1st Constitution concurrently enters into, a definitive agreement with respect to this acquisition proposal; and

•	1st Constitution concurrently pays a $9.0 million termination fee to Lakeland.

We refer to this termination right as an “acquisition proposal termination.”

In addition, 1st Constitution will have the right to terminate the merger agreement if:

•

as of the determination date (on which the last required approval of a governmental entity is obtained with respect to the merger, without regard to any requisite waiting period), (i) the average determination price (the volume-weighted average price, rounded to the nearest one-tenth of a cent, of Lakeland common stock for the ten trading day period ending on the trading date immediately preceding the determination date), is less than 82.5% of the Lakeland starting price of $17.5524; and (ii) the number obtained by dividing the average determination price by the Lakeland starting price is less than the number obtained by dividing (A) the average, rounded to the nearest one-tenth of a cent, of the closing prices of the NASDAQ Bank Index for the same trading days used in calculating the average determination price by (B) the average, rounded to the nearest one-tenth of a cent, of the closing prices of the NASDAQ Bank Index for the same trading days used in calculating the Lakeland starting price, and subtracting 0.175 from such quotient.

The effect of this provision is to enable 1st Constitution to terminate the merger agreement if the market price of Lakeland common stock falls substantially, both in absolute terms (that is, below approximately $14.48) and by comparison to the list of banking institutions that comprise the NASDAQ Bank Index. However, if 1st Constitution seeks to exercise this pricing termination right, Lakeland will have the right to negate such termination by increasing the exchange ratio from 1.3577 to a formula amount determined in accordance with the merger agreement. Lakeland will not be required to take such action. If Lakeland does take such action, each share of 1st Constitution common stock converted into Lakeland common stock in the merger will be converted into a number of shares of Lakeland common stock equal to the lesser of:

1.3577 multiplied by the index ratio divided by the buyer ratio; or a quotient, the numerator of which is 1.3577 multiplied by $17.5524 (or $23.8309) and the denominator of which is the average determination price.

In addition, Lakeland will have the right to terminate the merger agreement if:

•

prior to receipt of the 1st Constitution shareholders’ approval, 1st Constitution or its board of directors (1) withholds, withdraws or modifies or refuses to make, the recommendation that its common shareholders approve the merger agreement or adopts, approves, recommends, endorses or otherwise declares advisable certain other business combination proposals, (2) fails to recommend the merger and the approval of the merger agreement by its common shareholders, (3) breaches its non-solicitation obligations under the merger agreement in any material respect adverse to Lakeland, or (4) in response to a tender or exchange offer for 25% or more of the outstanding shares of 1st Constitution’s common stock being commenced (other than by Lakeland or a subsidiary thereof), recommends that its common shareholders tender their shares or otherwise fails to recommend that their common shareholders reject such offer.

Termination Fees

1st Constitution has agreed to pay a fee of $9.0 million (which we refer to in this document as the “1st Constitution Termination Fee”):

(i)	If 1st Constitution terminates the merger agreement pursuant to an acquisition proposal termination.

(ii)

If Lakeland terminates the merger agreement because, at any time prior to the receipt of the 1st Constitution shareholder approval, 1st Constitution or 1st Constitution’s board of directors has (i) withheld, withdrawn or modified, or refused to recommend approval of this transaction to its shareholders, or approved, adopted, endorsed or recommended any Acquisition Proposal, (ii) failed to make its recommendation to its shareholders to vote in favor of the merger or made a Change in Recommendation, (iii) breached the terms of the merger agreement in any material respect adverse to Lakeland, (iv) recommended that 1st Constitution’s shareholders tender their shares in response to the commencement of a tender offer or exchange offer for 25% or more of the outstanding shares of 1st Constitution common stock, or otherwise failed to recommend that such shareholders reject such tender offer or exchange offer within the ten (10) business day period specified in Rule 14e-2(a) under the SEC rules, or (v) materially breached its obligations by failing to call, give notice of, convene, and hold the 1st Constitution shareholder meeting in accordance with its obligations.

(iii)

In the event that (A) (i) an Acquisition Proposal, whether or not conditional, shall have been publicly announced after July 11, 2021 (or any person shall have, after July 11, 2021, publicly announced an intention, whether or not conditional, to make an Acquisition Proposal) or (ii) the board of directors of 1st Constitution has not withheld, withdrawn, amended or modified its recommendation in any manner adverse to Lakeland or take any other action or make any other public statement inconsistent with its recommendation, except as allowed under federal securities laws or its fiduciary duties related to an Acquisition Proposal (which we refer to in this document as the “Change in Recommendation”) (or publicly proposed to make a Change in Recommendation), prior to or on the date of the 1st Constitution shareholder meeting (including any adjournment or postponement at which the vote on the Merger is held), (B) the merger is thereafter terminated by either Lakeland or the 1st Constitution pursuant to Section 7.01(c)(i) or their respective rights pursuant to an Acquisition Proposal, and (C) within twelve (12) months following the date of such termination, 1st Constitution enters into a definitive agreement with respect to, or 1st Constitution consummates, any Acquisition Transaction, then 1st Constitution shall pay Lakeland the 1st Constitution Termination Fee, less the Lakeland Reimbursement Amount (but only to the extent that 1st Constitution has actually paid to Lakeland the Lakeland Reimbursement Amount), which amount shall be payable by wire transfer of immediately available funds on or prior to the earlier of 1st Constitution entering into a definitive agreement for or consummating such Acquisition Transaction.

Lakeland has agreed to pay a fee to 1st Constitution of up to $750,000 (which we refer to in this document as the “Lakeland Termination Fee”) to reimburse 1st Constitution for reasonably documented out-of-pocket fees and expenses (including reasonable legal fees and expenses) actually incurred by if:

•

the merger agreement is validly terminated by 1st Constitution because Lakeland has materially breached its representations, warranties or covenants and such breach has not been cured, or Lakeland shall terminate the merger agreement because the merger was not completed by May 31, 2022, and at such time 1st Constitution could have validly terminated the merger agreement because Lakeland had materially breached its representations, warranties or covenants and such breach had not been cured.

1st Constitution has agreed reimburse Lakeland for up to $1.0 million of reasonably documented out-of-pocket expenses including reasonable legal fees and expenses) actually incurred by it (which we refer to in this document as the “Lakeland Reimbursement Amount”) if:

•

the merger agreement is validly terminated by Lakeland because 1st Constitution has materially breached its representations, warranties or covenants and such breach has not been cured, or 1st Constitution shall terminate the merger agreement because the merger was not completed by May 31, 2022, and at such time Lakeland could have validly terminated the merger agreement because 1st Constitution had materially breached its representations, warranties or covenants and such breach had not been cured.

Any Lakeland Reimbursement amount paid to Lakeland will reduce the amount of the 1st Constitution Termination Fee by an equivalent amount if the 1st Constitution Termination Fee later becomes payable.

NASDAQ Listing

1st Constitution’s obligation to complete the merger is subject to the condition that the Lakeland common stock issuable in the merger be authorized for listing on NASDAQ.

Exchange of 1st Constitution Stock Certificates and Payment of Consideration

The conversion of 1st Constitution common stock into the right to receive Lakeland common stock will occur automatically on the merger’s effective date. No later than five (5) business days after the effective date of the merger, the exchange agent designated by Lakeland will send to 1st Constitution shareholders a transmittal form, along with instructions, to use in exchanging 1st Constitution stock certificates for Lakeland stock certificates, as well as for cash in lieu of fractional shares. The exchange agent will mail certificates representing shares of Lakeland common stock and checks for cash in lieu of fractional share interests to former shareholders of 1st Constitution as soon as reasonably possible following the closing and its receipt of certificates representing former shares of 1st Constitution common stock and other related documentation required by the exchange agent.

1st Constitution shareholders should not return their 1st Constitution stock certificates with the enclosed proxy card.

Until the merger has been consummated and the certificates representing shares of 1st Constitution common stock are surrendered for exchange, holders of such certificates will not receive the merger consideration or dividends or distributions on the Lakeland common stock into which such shares have been converted. When such certificates are surrendered, any unpaid dividends or other distributions will be paid without interest. For all other purposes, however, each certificate representing shares of 1st Constitution common stock outstanding at the merger’s effective date will be deemed to evidence ownership of and the right to receive the shares of Lakeland common stock (and cash in lieu of fractional shares).

None of the parties will be liable to any 1st Constitution shareholder for any amount paid in good faith to a public official pursuant to any applicable abandoned property, escheat or similar law.

No fractional shares of Lakeland common stock will be issued to any shareholder of 1st Constitution upon completion of the merger. For each fractional share that would otherwise be issued, Lakeland will pay by check an amount equal to the fractional share interest to which such holder would otherwise be entitled multiplied by the volume-weighted average price of Lakeland for the five (5) consecutive trading days ending on the fifth trading day immediately preceding the closing date of the merger. All shares of 1st Constitution common stock held by a former 1st Constitution shareholder immediately prior to the merger will be aggregated before determining the need to pay cash in lieu of fractional shares to such former shareholder.

Regulatory Approvals

Completion of the merger and the bank merger requires approval (or the issuance of a waiver) by the Federal Reserve, the FDIC and the NJDBI. Approval by any of these bank regulators does not constitute an endorsement of the merger or a determination that the terms of the merger are fair to 1st Constitution’s shareholders. Applications were filed with the FDIC and the NJDBI. A waiver request will be submitted to the Federal Reserve following receipt of approval from the FDIC. We cannot assure you that the necessary regulatory approvals and waivers will be granted, or that they will be granted on a timely basis without conditions unacceptable to Lakeland.

Interests of 1st Constitution Directors and Management in the Merger

In considering the recommendation of the 1st Constitution board regarding the merger, 1st Constitution shareholders should know that certain directors and officers of 1st Constitution have interests in the merger in addition to their interests as shareholders of 1st Constitution. These additional interests are described below, to the extent they are material and are known to 1st Constitution. The 1st Constitution board and the Lakeland board were aware of these interests and considered them, among other matters, in approving the merger agreement.

Change-in-Control Agreements and Severance Arrangements. Robert F. Mangano, President and Chief Executive Officer of 1st Constitution, has an agreement with 1st Constitution pursuant to which he is entitled to receive a lump sum payment upon his termination by 1st Constitution without “just cause” or by Mr. Mangano for any reason within 12 months following the merger, as the merger will constitute a change in control under such agreement. Upon the consummation of the merger, Mr. Mangano and Lakeland will enter into a formal termination of this agreement, pursuant to which Lakeland will pay to Mr. Mangano the lump sum payment that would have been payable under the agreement upon a termination by 1st Constitution without “just cause” or by Mr. Mangano for any reason within 12 months following a change in control. The amount of the lump sum payment is equal to three times Mr. Mangano’s base salary plus a projected annual cash bonus. If this payment is subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, Mr. Mangano will be entitled to receive a gross-up to offset any such amounts.

John Andreacio, Executive Vice President, Chief Credit and Lending Officer of 1st Constitution, has an agreement with 1st Constitution pursuant to which he is entitled to receive a lump sum payment upon his termination by 1st Constitution without “just cause” or by Mr. Andreacio for any reason within 12 months following the merger, as the merger will constitute a change in control under such agreement. Upon the consummation of the merger, Mr. Andreacio and Lakeland will enter into a formal termination of this agreement, pursuant to which Lakeland will pay to Mr. Andreacio the lump sum payment that would have been payable under the agreement upon a termination by 1st Constitution without “just cause” or by Mr. Andreacio for any reason within 12 months following a change in control. The amount of the lump sum payment is equal to two times Mr. Andreacio’s base salary plus most recent cash bonus. If this payment would not be deductible as a result of Section 162(m) or Section 280G of the Internal Revenue Code, it will be reduced until no portion of the payment is not deductible (or the payment is reduced to zero).

Stephen J. Gilhooly, Senior Vice President, Chief Financial Officer and Treasurer of 1st Constitution, has an agreement with 1st Constitution pursuant to which he is entitled to receive a lump sum payment upon his termination by 1st Constitution without “just cause” or by Mr. Gilhooly for “good reason” within 18 months of the merger, as the merger will constitute a change in control under such agreement. Such payment will be made within 10 days following termination of employment. The amount of the lump sum payment is equal to 150% of Mr. Gilhooly’s annual unreduced base salary. If this payment would not be deductible as a result of Section 162(m) or Section 280G of the Internal Revenue Code, it will be cut back until no portion of the payment is not deductible (or the payment is reduced to zero).

In addition, certain other 1st Constitution employees have agreements with 1st Constitution pursuant to which they are entitled to receive 18 months of salary continuation upon termination by 1st Constitution (other than for cause) or by the employee (for good reason as defined in the agreement) within 18 months following the merger, as the merger will constitute a change in control under such agreements. If any such payment would not be deductible as a result of Section 162(m) or Section 280G of the Internal Revenue Code, it will be reduced until no portion of the payment is not deductible (or the payment is reduced to zero).

Stock Options. All options to purchase 1st Constitution common stock outstanding at the effective time of the merger will fully vest and holders will be provided an opportunity to exercise such old stock options immediately following vesting for 1st Constitution common stock, which would then be exchanged for merger consideration. Any old stock option not exercised immediately following vesting will be cancelled in exchange for a payment to be made by Lakeland to the holder within ten days of the effective time. The payment for each old stock option outstanding immediately prior to the effective time and not exercised immediately following the effective time will equal the number of shares of 1st Constitution common stock covered by the old stock option multiplied by the amount, if any, by which the volume-weighted average trading price per share of 1st Constitution common stock as reported on Bloomberg, L.P. for the five consecutive trading days ending on the fifth trading day immediately preceding the closing date exceeds the exercise price of such old stock option. Any old stock option subject to an exercise price which exceeds the volume-weighted average trading price per share of 1st Constitution common stock as reported on Bloomberg, L.P. for the five consecutive trading days ending on the fifth trading day immediately preceding the closing date shall be cancelled without payment.

Restricted Stock. Each restricted stock award outstanding at the effective time will fully vest and be cancelled and converted into the right to receive merger consideration, which will be delivered within five business day following the closing date.

Performance-Based Restricted Stock Units. The holders of performance-based restricted stock units outstanding at the effective time will receive a cash payment within 90 days of the effective time. The amount of such payment will depend on whether the performance period is more than 50% completed at the effective time. If more than 50% of the performance period is completed, the payment is equal to the greater of (i) the payout based on actual performance through the effective time, (ii) the “change in control price” (as defined in the 1st Constitution Bancorp 2019 Equity Incentive Plan), and (iii) the award at 100% of target. The 1st Constitution Bancorp 2019 Equity Incentive Plan defines “change in control price” as the greater of (i) the highest price per share paid in any transaction or series of transactions related to the change in control, or (ii) the highest fair market value per share at any time during the 60-day period preceding the change in control. If 50% or less of the performance period is completed, the payment is equal to the award at 100% of target.

Indemnification; Directors’ and Officers’ Insurance. The merger agreement requires Lakeland to indemnify each director and senior officer of 1st Constitution and 1st Constitution Bank to the full extent to which such persons would be entitled to be indemnified under the certificate of incorporation and bylaws of 1st Constitution, as permitted under applicable law, for a period of six years after the merger is completed. The merger agreement also requires Lakeland to provide 1st Constitution’s officers and directors with directors’ and officers’ liability insurance for at least six years after the merger takes effect upon terms and conditions no less advantageous than 1st Constitution’s existing directors’ and officers’ insurance policy, subject to restrictions as to the price of such policy.

Share Ownership. As of October 8, 2021, the record date for the 1st Constitution special meeting, the directors and executive officers of 1st Constitution beneficially owned in the aggregate approximately 13.1% of 1st Constitution’s outstanding shares of common stock. Such persons have executed voting agreements, in which they committed to vote their shares in favor of the merger agreement.

Roles at Lakeland after the Merger. The merger agreement provides that Mr. Mangano will be a director of Lakeland and Lakeland Bank following the merger, subject to Lakeland’s customary background screening and evaluation procedures for potential directors, and Mr. Mangano’s compliance with Lakeland’s governance and ethics policies. See “Description of the Merger—Representation on Lakeland Board and Lakeland Bank Board.” Mr, Andreacio is expected to serve as an executive vice president of Lakeland Bank following consummation of the merger.

Retention Bonuses. The merger agreement permits 1st Constitution to pay retention bonuses to certain employees, and 1st Constitution anticipates awarding such bonuses. 1st Constitution does not expect to award any such bonuses to any of the named executive officers.

Supplemental Executive Retirement Plans. Mr. Mangano is the beneficiary under the 1st Constitution Bancorp 2005 Supplemental Executive Retirement Plan, effective as of January 1, 2005, and the 1st Constitution Bancorp Supplemental Executive Retirement Plan, dated as of October 1, 2002, as amended (which we refer to collectively in this document as the “SERPs”). The projected value of the benefit amounts payable to Mr. Mangano under the SERPS is $5,111,351.51 as of November 1, 2021. Mr. Mangano is fully vested in his benefits under the SERPs. The merger agreement provides that the SERPs will be terminated and the benefits thereunder, less applicable withholding, paid to Mr. Mangano on the closing date.

Golden Parachute Compensation. The table below, entitled “Potential Change-in-Control Payments to Named Executive Officers,” along with its footnotes, sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation payable to 1st Constitution’s named executive officers, which compensation is subject to an advisory vote of 1st Constitution’s shareholders on the 1st Constitution merger-related compensation proposal, as described below under the caption “1st Constitution Proposal No. 2—Approval of the Merger-Related Compensation Proposal.” The table assumes the consummation of the merger occurred on October 8, 2021, the latest practicable date to determine such amounts before the filing of this joint proxy statement/prospectus, and that employment of each named executive officer is terminated without “just cause” or the named executive officer terminates employment for “good reason” on such date. The value of any equity-based awards was calculated by multiplying (i) the number of options by the excess, if any, of a price per share of 1st Constitution common stock equal to $21.506 (which equals the average closing market price of a share of 1st Constitution common stock on The Nasdaq Global Market over the first five business days following July 12, 2021, the date of the first public announcement of entry into the merger agreement) over the exercise price of such option and (ii) the number of shares of 1st Constitution common stock underlying each restricted stock award or performance-based restricted stock unit by a price per share of $21.506.

The calculations in the table below do not include amounts the named executive officers were already entitled to receive or amounts in which the named executive officers were vested, in each case, as of the date of the merger agreement nor amounts under contracts, agreements, plans or arrangements to the extent they do not discriminate in scope, terms or operation in favor of executive officers and that are available generally to all the salaried employees of 1st Constitution. Based on 1st Constitution’s preliminary Internal Revenue Code Section 280G analysis, the payments and benefits received by the named executive officers in connection with the merger will not trigger excise taxes, and therefore, no gross-up amounts were included herein with respect to Mr. Mangano.

The amounts shown are estimated based on multiple assumptions and do not reflect compensation actions that could occur after the date of this joint proxy statement/prospectus and before the effective time. As a result, the actual amounts received by a named executive officer may differ materially from the amounts shown in the following table.

Potential Change-in-Control Payments to Named Executive Officers

Name	Cash (1)	Equity (2)	Total(3)
Robert F. Mangano	$2,750,000	$883,101	$3,633,101
John Andreacio	$900,000	$250,062	$1,150,062
Stephen J. Gilhooly	$390,000	$191,328	$581,328

(1)

The amounts in this column represent the value of cash severance payments payable to the named executive officer pursuant to his employment agreement upon a termination of employment: (i) with respect to Messrs. Mangano and Andreacio, by 1st Constitution without “just cause” or by the employee for any reason within 12 months following the effective time; and (ii) with respect to Mr. Gilhooly, by 1st Constitution without “just cause” or by Mr. Gilhooly for “good reason” within 18 months following the effective time. As described above in the section captioned “—Change-in-Control Agreements and Severance Arrangements,” the cash payment to Mr. Mangano consists of three times Mr. Mangano’s base salary plus a projected annual cash bonus; the cash payment to Mr. Andreacio consists of two times Mr. Andreacio’s base salary plus most recent cash bonus; and the cash payment to Mr. Gilhooly consists of 150% of Mr. Gilhooly’s annual unreduced base salary.

The above payments to Messrs. Mangano and Andreacio are ‘modified single trigger’ in nature as they are payable in the event of a voluntary termination of employment following the effective time for any reason, as described above. The above payments to Mr. Gilhooly are “double trigger” in nature as they will only be payable in the event of an involuntary termination of employment or a termination by the employee for “good cause” following the effective time, as described above.

The amounts shown in this column are based on the compensation and benefit levels in effect on October 8, 2021, the latest practicable date to determine such amounts before the filing of this joint proxy statement/prospectus; therefore, if compensation and benefit levels are changed after such date, actual payments to an executive officer may be different than those provided for above.

The cash payments described in this column (1) include the following components:

Name	Base Salary Severance	Annual Cash Bonus Severance	Total
Robert F. Mangano	$2,250,000	$500,000	$2,750,000
John Andreacio	$770,000	$130,000	$900,000
Stephen J. Gilhooly	$390,000	$—	$390,000

(2)

The amounts in this column represent the value attributable to the acceleration, and payment to be received upon cancellation of, outstanding options, restricted stock awards, and performance-based restricted stock units.

The value of the performance-based restricted stock units is determined based on the achievement of applicable performance-based vesting requirements at target payout levels. As described above in the section captioned “—Performance-Based Restricted Stock Units,” the value of the performance-based restricted stock units depends on whether the performance period is more than 50% completed at the effective time. If more than 50% of the performance period is completed, the payment is equal to the greater of (i) the payout based on actual performance through the effective time, (ii) the “change in control price” (as defined in the 1st Constitution Bancorp 2019 Equity Incentive Plan), and (iii) the award at 100% of target. If 50% or less of the performance period is completed, the payment is equal to the award at 100% of target. Accordingly, the value of such amounts payable with respect to performance-based restricted stock units could be greater than the amounts reflected in the table.

The amounts shown do not attempt to forecast any grants, additional issuances, dividends, additional deferrals or forfeitures of equity-based awards following the date of filing of this joint proxy statement/prospectus. In accordance with the merger agreement, the equity-based payments are “single trigger” in nature as they will become payable immediately upon the effective time.

The equity payments described in this column (2) include the following components:

Name	Options	Restricted Stock	Performance- Based Restricted Stock Units	Total
Robert F. Mangano	$—	$512,122	$370,978	$883,101
John Andreacio	$52,565	$106,455	$91,042	$250,062
Stephen J. Gilhooly	$78,422	$59,141	$53,765	$191,328

(3)	The amounts in this column represent the total of all compensation in columns (1) and (2).

Accounting Treatment

Lakeland will account for the merger under the purchase method of accounting. Lakeland will record, at fair value, the acquired assets and assumed liabilities of 1st Constitution. To the extent that the total purchase price exceeds the fair value of the assets acquired and liabilities assumed, Lakeland may record intangible assets, which include goodwill and core deposit intangibles. Lakeland will include in its results of operations the results of 1st Constitution’s operations after completion of the merger.

Material United States Federal Income Tax Consequences

This section describes the anticipated material United States federal income tax consequences of the merger to U.S. holders (as defined below) of 1st Constitution common stock who exchange such shares of 1st Constitution common stock for shares of Lakeland common stock pursuant to the merger. This discussion does not address any tax consequences arising under the laws of any state, locality, foreign jurisdiction or United States federal tax laws other than federal income tax law. This discussion is based upon the Internal Revenue Code, the regulations of the United States Department of the Treasury promulgated thereunder (which we refer to as “Treasury Regulations”), judicial decisions, administrative rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service (which we refer to as the “IRS”) in effect on the date of this document, all of which may change, possibly retroactively, and affect materially and adversely the tax consequences described below. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

For purposes of this discussion, a U.S. holder is a beneficial owner of 1st Constitution common stock who for United States federal income tax purposes is:

•	an individual who is a citizen or resident of the United States;

•

a corporation, or other entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or any state or political subdivision thereof;

•

a trust that (1) is subject to (A) the primary supervision of a court within the United States and (B) the authority of one or more United States persons to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person; or

•	an estate that is subject to United States federal income tax on its income regardless of its source.

If an entity or arrangement treated as a partnership for United States federal income tax purposes holds 1st Constitution common stock, the U.S. federal income tax consequences of a partner in such a partnership generally will depend on the status of the partner and the activities of the partner and the partnership. Any entity treated as a partnership for U.S. federal income tax purposes that holds 1st Constitution common stock, and any partners in such a partnership, should consult their own tax advisors regarding the tax consequences of the merger to their specific circumstances.

This discussion addresses only those 1st Constitution shareholders that hold their 1st Constitution common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code, and does not address all the United States federal income tax consequences that may be relevant to particular 1st Constitution shareholders in light of their individual circumstances or to 1st Constitution shareholders that are subject to special rules, such as:

•	financial institutions;

•	investors in an S corporation or other pass-through entities;

•	insurance companies;

•	tax-exempt organizations;

•	mutual funds;

•	dealers in securities or foreign currencies;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	regulated investment companies;

•	real estate investment trusts;

•	persons who may be subject to the alternative minimum tax provision of the Internal Revenue Code;

•	persons that hold 1st Constitution common stock as part of a straddle, hedge, constructive sale or conversion transaction;

•	certain expatriates or persons that have a functional currency (as defined in Section 985 of the Internal Revenue Code) other than the U.S. dollar;

•	persons who are not citizens or residents of the United States;

•	persons who are not U.S. holders;

•	governments and agencies and instrumentalities thereof; and

•	shareholders who acquired their shares of 1st Constitution common stock through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan.

In addition, this discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger.

The following discussion is a summary of material U.S. federal income tax consequences of the merger under current law. This discussion is not intended to be tax advice to any particular holder of 1st Constitution common stock. Tax matters regarding the merger are complicated, and the tax consequences of the merger to each 1st Constitution shareholder will depend on such shareholder’s particular situation. 1st Constitution shareholders are urged to consult their tax advisors as to the particular tax consequences of the merger to them, including the application and effect of state, local, federal, foreign and other tax laws.

It is a condition to the closing of the merger that Lakeland receive the opinion of its legal counsel, Luse Gorman, PC, and 1st Constitution receive the opinion of its legal counsel, Day Pitney LLP, each dated as of the effective time of the merger, substantially to the effect that, on the basis of facts, representations and assumptions set forth or referred to in that opinion (including factual representations contained in certificates of officers of Lakeland and 1st Constitution), the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. The opinions will assume that the merger will be completed according to the terms of the merger agreement and that the parties will report the transaction in a manner consistent with the opinion. The opinion will rely on the facts as stated in the merger agreement, the Registration Statement on Form S-4 (of which this joint proxy statement/prospectus is a part) and certain other documents. In rendering the tax opinion, counsel will rely on representations of Lakeland and 1st Constitution, to be updated as of the effective time of the merger (and will assume that any such representation that is qualified by belief, knowledge or materiality is true, correct and complete without such qualification). The tax opinions represent counsels’ best legal judgment but are not binding on the IRS or any court. Lakeland and 1st Constitution have not sought and will not seek any ruling from the IRS regarding any matters relating to the merger and, as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. In addition, if any of the representations or assumptions upon which the opinions are based are inconsistent with the actual facts, the United States federal income tax consequences of the merger could be adversely affected.

Based on representations contained in representation letters of officers of Lakeland and 1st Constitution, all of which must continue to be true and accurate in all material respects as of the effective time of the merger, and subject to the other matters set forth above, it is the opinion of Luse Gorman, PC and Day Pitney LLP, that the merger will qualify as a reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code, in which event each of Lakeland and 1st Constitution will be a party to such reorganization. Qualification of the merger as a reorganization under Section 368(a)(1)(A) of the Internal Revenue Code requires, inter alia, that at least 40% of the value of the overall consideration paid to 1st Constitution shareholders consist of equity of Lakeland, or that holders of no more than 40% of the currently outstanding interests in 1st Constitution exercise dissenter rights and receive cash in lieu of Lakeland shares. Based on the foregoing, and subject to the limitations and qualifications described herein, the material United States federal income tax consequences of the merger will generally be as follows:

•	no gain or loss will be recognized by Lakeland or 1st Constitution;

•

no gain or loss generally will be recognized by a U.S. holder upon the receipt of shares of Lakeland common stock in exchange for his or her 1st Constitution common stock pursuant to the merger (except with respect to cash received in lieu of fractional shares, as discussed below);

•

the aggregate adjusted tax basis of the shares of Lakeland common stock received by the U.S. holder in the merger will be the same as the aggregate adjusted tax basis of shares of 1st Constitution common stock surrendered in exchange therefor, reduced by the tax basis allocable to any fractional share of Lakeland common stock for which cash is received;

•	the holding period of Lakeland common stock received by a U.S. holder will include the holding period of the 1st Constitution common stock exchanged therefor; and

•

although no fractional shares of Lakeland common stock will be issued in the merger, a U.S. holder who receives cash in lieu of such a fractional share of Lakeland common stock will generally be treated as having received the fractional share pursuant to the merger and then having sold that fractional share of Lakeland common stock for cash. As a result, a U.S. holder will generally recognize gain or loss equal to the difference between the amount of cash received and the portion of the holder’s aggregate adjusted tax basis of the shares of 1st Constitution common stock surrendered that is allocable to its fractional share. Any capital gain or loss will be long-term capital gain or loss if the holding period for the fractional share (including the holding period of the shares of 1st Constitution common stock surrendered therefor) is more than one year. Long-term capital gains of individuals generally are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

For purposes of the above discussion of the bases and holding periods for shares of 1st Constitution common stock and Lakeland common stock, U.S. holders who acquired different blocks of 1st Constitution common stock at different times or at different prices must calculate their basis and holding periods separately for each identifiable block of such stock exchanged or received in the merger. Each U.S. holder should consult its own tax advisor with regard to identifying the basis or holding periods of the particular shares of Lakeland common stock received in the merger.

Holders that are individuals, trusts (unless otherwise exempt) or estates are currently subject to a 3.8% tax on their “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year, with such tax applying to the lesser of such income or the excess of the holder’s modified adjusted gross income for the taxable year over certain thresholds. For this purpose, net investment income generally includes dividend income and net gain recognized with respect to a disposition of shares of 1st Constitution common stock pursuant to the merger, unless such dividend income or net gain is derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a holder that is an individual, estate or trust, please consult your tax advisors regarding the applicability of this tax with respect to your disposition of shares of 1st Constitution common stock pursuant to the merger.

Backup Withholding and Information Reporting. Payments of cash (including cash in lieu of a fractional share, if any) to a holder of 1st Constitution common stock may, under certain circumstances, be subject to information reporting and backup withholding (currently at a rate of 24%), unless the holder provides proof of an applicable exemption satisfactory to Lakeland and the exchange agent or furnishes its taxpayer identification number and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a U.S. holder under the backup withholding rules are not additional tax and generally will be allowed as a refund or credit against the holder’s United States federal income tax liability, provided that the required information is timely furnished to the Internal Revenue Service.

Reporting Requirements. U.S. holders who receive Lakeland common stock pursuant to the merger will be required to retain records pertaining to the merger. Any U.S. holder who is required to file a United States federal income tax return and that, immediately before the merger, holds at least 5% (by vote or value) of the outstanding 1st Constitution common stock, or securities of 1st Constitution with a basis for federal income tax purposes of at least $1 million, will be required to file with its United States federal income tax return for the year in which the merger takes place a statement in accordance with Treasury Regulations Section 1.368-3 setting forth such holder’s basis in the 1st Constitution common stock surrendered and the fair market value of the Lakeland common stock and cash received in the merger. U.S. holders are urged to consult with their tax advisors with respect to these and other reporting requirements applicable to the merger.

Foreign Account Tax Compliance Act. Certain provisions of the Internal Revenue Code, known as the Foreign Account Tax Compliance Act (which we refer to as the “FATCA”), impose a 30% United States withholding tax on certain United States source payments, including interest, dividends, other fixed or determinable annual or periodical gain, profits, and income, and on the gross proceeds from a disposition of property of a type which can produce United States source interest or dividends (which we refer to as “Withholdable Payments”), if paid to a foreign financial institution (including amounts paid to a foreign financial institution on behalf of a holder), unless such institution enters into an agreement with the United States Treasury Department to collect and provide to the United States Treasury Department certain information (that is in addition to and significantly more onerous than, the requirement to deliver an applicable United States nonresident withholding tax certification form (e.g., IRS Form W-8BEN)) regarding United States financial account holders, including certain account holders that are foreign entities with United States owners, with such institution or otherwise complies with FATCA. FATCA also generally imposes a withholding tax of 30% on Withholdable Payments made to a non-financial foreign entity unless such entity provides the withholding agent with a certification that it does not have any substantial United States owners (generally, any specified United States person that directly or indirectly owns more than a specified percentage of such entity) or a certification identifying the direct and indirect substantial United States owners of the entity. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes.

These withholding and reporting requirements generally apply to United States source periodic payments (such as dividend payments from a United States corporation). Prior to the promulgation of proposed regulations, the withholding and reporting requirements further applied to payments of gross proceeds from a sale, exchange, redemption, or other disposition after December 31, 2018 of stock (including a liquidating distribution from a corporation), debt instruments or other property that can produce United States source dividends or interests. The proposed regulations, which may be relied upon by taxpayers in advance of final regulations, remove gross proceeds from the definition of a Withholdable Payment. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. We will not be required to pay any additional amounts in respect of any payments to which FATCA withholding applies. U.S. holders are urged to consult with their own tax advisors regarding the possible implications of FATCA on the merger.

The preceding discussion is a summary of material United States federal income tax consequences of the merger to a U.S. holder and does not address all potential tax consequences that apply or that may vary with, or are contingent on, individual circumstances, and should not be construed as tax advice. Moreover, the discussion does not address any United States federal (including estate tax and alternative minimum tax) non-income tax or any foreign, state or local tax consequences of the merger. Tax matters are very complicated and, accordingly, we strongly urge you to consult with a tax advisor to determine the particular federal, state, local and foreign income and other tax consequences to you of the merger.

Resale of Lakeland Common Stock

The Lakeland common stock issued in the merger will be freely transferable under the Securities Act.

No Dissenters’ Appraisal Rights

Lakeland and 1st Constitution shareholders will not have any rights to dissent, otherwise known as appraisal rights, with respect to the merger.

Voting Agreements

As a condition to Lakeland’s execution of the merger agreement, the directors and executive officers of 1st Constitution have entered into a voting agreement with Lakeland. A copy of the form of voting agreement is attached to this joint proxy statement/prospectus as Exhibit A to Annex A. Under the voting agreement, the directors and executive officers who are parties to such agreement have agreed to vote the shares of 1st Constitution common stock that they beneficially own for which the director or executive officer has sole voting power in favor of the merger and against any competing proposal. 1st Constitution’s directors and executive officers have also agreed in such voting agreements not to commence, join as a plaintiff, participate as a member of any purported or actual class, or otherwise assist, facilitate or encourage any legal proceeding which seeks to prohibit or restrain, or which, if successful, would have the effect of preventing or restraining, or otherwise having an impact on the consideration to be received with respect to the mergers. As of the record date for the 1st Constitution special meeting, the directors and executive officers of 1st Constitution, all of whom have executed voting agreements, beneficially owned in the aggregate approximately 13.1% of 1st Constitution’s outstanding common stock.

Litigation Relating to the Merger

On September 29, 2021, a putative class action captioned Vigliotti v. 1st Constitution Bancorp et al. was filed in the Superior Court of New Jersey, Middlesex County, Chancery Division, naming as defendants 1st Constitution and the members of the 1st Constitution board of directors challenging the disclosures made in connection with the merger. The complaint alleges, among other things, that the joint proxy statement/prospectus filed with the SEC on August 27, 2021 contains materially incomplete and misleading information regarding the process that culminated in the merger agreement and the proposed transaction, the valuation analyses performed by Raymond James and potential conflicts of interest in connection with the proposed transaction. The relief sought includes enjoining the consummation of the merger unless and until certain additional and allegedly material information is disclosed to the Company’s stockholders, rescinding the merger, to the extent already implemented, or granting rescissory damages, directing the individual defendants to account to plaintiff for all alleged damages suffered as a result of their alleged wrongdoing, and awarding plaintiff the cost and disbursements of the action, including reasonable attorneys’ and experts’ fees.

Lakeland and 1st Constitution have also received a demand letter from another 1st Constitution shareholder challenging the disclosures made in connection with the merger.

1st Constitution and Lakeland cannot predict the outcome of the shareholder complaint or the demand letter, nor can they predict the amount of time and expense that will be required to resolve the shareholder complaint or the demand letter. 1st Constitution and Lakeland believe that the shareholder complaint and the demand letter are without merit and Lakeland, 1st Constitution and the individual defendants intend to vigorously defend against the shareholder complaint, the demand letter and any subsequently filed similar actions. If additional similar complaints are filed, absent new or significantly different allegations, Lakeland and 1st Constitution will not necessarily disclose such additional filings.

BUSINESS OF LAKELAND

Financial and other information relating to Lakeland is set forth in Lakeland’s Annual Report on Form 10-K for the Year Ended December 31, 2020, which is incorporated by reference in this joint proxy statement/prospectus. Lakeland will furnish you with copies of the documents incorporated by reference in this joint proxy statement/prospectus upon request. See “Where You Can Find More Information” at page 113.

BUSINESS OF 1ST CONSTITUTION

Financial and other information relating to 1st Constitution is set forth in 1st Constitution’s Annual Report on Form 10-K for the Year Ended December 31, 2020, which is incorporated by reference in this joint proxy statement/prospectus. 1st Constitution will furnish you with copies of the documents incorporated by reference in this joint proxy statement/prospectus upon request. See “Where You Can Find More Information” at page 113.

DESCRIPTION OF LAKELAND CAPITAL STOCK

The authorized capital stock of Lakeland consists of 100,000,000 shares of common stock, no par value, and 1,000,000 shares of preferred stock, no par value. As of June 30, 2021, there were 50,601,349 shares of Lakeland common stock issued and outstanding. As of the same date, there were no shares of preferred stock issued or outstanding. All outstanding shares of Lakeland common stock are fully paid and non-assessable. The Lakeland common stock is listed on NASDAQ under the symbol “LBAI.”

Lakeland has no options, warrants or other rights authorized, issued or outstanding other than options, restricted stock and restricted stock units granted under Lakeland’s equity compensation plans.

Common Stock

Dividends

The holders of Lakeland common stock share ratably in dividends when and if declared by Lakeland’s board of directors from legally available funds. Declaration and payment of cash dividends by Lakeland depends upon cash dividend payments to it by Lakeland’s subsidiaries, which are Lakeland’s primary source of revenue and cash flow. Lakeland is a legal entity separate and distinct from its subsidiaries. Accordingly, the right of Lakeland, and consequently the right of creditors and shareholders of Lakeland, to participate in any distribution of the assets or earnings of any subsidiary is necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that claims of Lakeland in its capacity as a creditor may be recognized.

Dividends by Lakeland and its subsidiaries are subject to various limitations imposed by federal and state laws and by regulations and policies adopted by federal and state regulatory agencies. Under New Jersey law, a bank may not pay dividends unless, following the dividend payment, the capital stock of the bank would be unimpaired and either the bank will have a surplus of not less than 50% of its capital stock, or, if not, the payment of the dividend will not reduce the surplus of the bank.

If, in the opinion of the FDIC, a bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice—which could include the payment of dividends—the FDIC may require, after notice and hearing, that such bank cease and desist from such practice or, as a result of an unrelated practice, require the bank to limit dividends in the future. The Federal Reserve has similar authority with respect to bank holding companies. In addition, the Federal Reserve and the FDIC have issued policy statements which provide that insured banks and bank holding companies should generally only pay dividends out of current operating earnings. Regulatory pressures to reclassify and charge off loans and to establish additional loan loss reserves can have the effect of reducing current operating earnings and thus impacting an institution’s ability to pay dividends. Further, bank regulatory authorities have established guidelines with respect to the maintenance of appropriate levels of capital by a bank or bank holding company under their jurisdiction. Compliance with the standards set forth in these policy statements and guidelines could limit the amount of dividends which Lakeland and Lakeland Bank may pay.

Voting Rights

At meetings of shareholders, holders of Lakeland common stock are entitled to one vote per share. The quorum for shareholders’ meetings is a majority of the outstanding shares entitled to vote represented in person or by proxy. Except as indicated below, all actions and authorizations to be taken or given by shareholders require the approval of a majority of the votes cast by holders of Lakeland common stock at a meeting at which a quorum is present.

The Lakeland board of directors is divided into three classes, each class being as nearly equal in number of directors as possible. Approximately one-third of the entire Lakeland board of directors is elected each year and the directors serve for terms of up to three years.

The exact number of directors and the number constituting each class is fixed from time to time by resolution adopted by a majority of the entire board of directors. The affirmative vote of at least eighty percent of the outstanding voting stock of Lakeland is required to amend or repeal the provisions of the Lakeland certificate of incorporation relating to the classification of the board of directors. In addition, shareholders may remove any director from office only for cause, as defined in the Lakeland certificate of incorporation.

Lakeland common stock currently trades on NASDAQ. Under NASDAQ’s applicable rules, approval of Lakeland’s shareholders is required for the issuance of shares of Lakeland common stock or securities convertible into or exercisable for Lakeland common stock if the issuance of such securities:

•

Is in connection with the acquisition of a company, is not in connection with a public offering for cash, and the securities to be issued will have 20% or more of the voting power outstanding before such issuance;

•

Is in connection with the acquisition of a company in which a director, officer or substantial shareholder of Lakeland has a 5% or greater interest, and the issuance of the securities could result in an increase in outstanding Lakeland common stock or voting power of 5% or more;

•

Is in connection with a transaction, other than a public offering, at a price less than the greater of book or market value in which the shares issued will equal 20% or more of the shares of Lakeland common stock, or have 20% or more of the voting power, outstanding before issuance;

•	Would result in a change in control of Lakeland; or

•	Is in connection with the adoption or material modification of a stock compensation plan.

Pre-Emptive Rights; Redemption

Holders of Lakeland common stock do not have pre-emptive rights to acquire any additional shares of Lakeland common stock. Lakeland common stock is not subject to redemption.

Liquidation Rights

In the event of liquidation, dissolution or winding up of Lakeland, holders of its common stock are entitled to share equally and ratably in assets available for distribution after payment of debts and liabilities, subject to the rights of holders of any preferred stock that Lakeland may issue in the future, as described below.

Anti-Takeover Provisions in the Certificate of Incorporation and New Jersey Law Provisions

Lakeland’s certificate of incorporation and by-laws contain certain provisions which may have the effect of deterring or discouraging an attempt to take control of Lakeland. These provisions:

•	Divide Lakeland’s board of directors into three classes serving staggered three-year terms;

•	Prevent the shareholders from removing directors without cause;

•

Require that shares with at least 80% of the total voting power, and shares with at least two thirds of the total voting power after excluding any 20% shareholder, approve a merger or other similar transaction if the transaction is not approved, in advance, by Lakeland’s board of directors;

•	Require that shares with at least 80% of the total voting power approve the repeal or amendment of certain provisions of Lakeland’s certificate of incorporation;

•	Authorize the Lakeland board to consider all factors that it deems relevant in evaluating a pending tender offer or other potentially hostile acquisition; and

•	Require advance notice of nominations for the election of directors and require any individuals so nominated to be present in person at the meeting at which he or she is voted upon.

The New Jersey Business Corporation Act also contains certain provisions applicable to Lakeland that may have the effect of deterring or discouraging an attempt to take control of Lakeland. Specifically:

•

The New Jersey Business Corporation Act provides that in determining whether a proposal or offer to acquire a corporation is in the best interest of the corporation, a board may, in addition to considering the effects of any action on shareholders, consider any of the following:

•	the effects of the proposed action on the corporation’s employees, suppliers, creditors and customers;

•	the effects on the community in which the corporation operates; and

•

the long-term as well as short-term interests of the corporation and its shareholders, including the possibility that these interests may best be served by the continued independence of the corporation.

•

Lakeland is subject to the New Jersey Shareholders Protection Act, which prohibits certain New Jersey public corporations from engaging in business combinations—including mergers, consolidations, significant asset dispositions and certain stock issuances—with any 10% shareholder for five years after such person becomes a 10% shareholder, unless the business combination is approved by the board of directors prior to the date that the shareholder became a 10% shareholder. In addition, the Protection Act prohibits any business combination at any time with a 10% shareholder other than a transaction that is approved by the board of directors in advance or is approved by the affirmative vote of the holders of two-thirds of the voting stock not beneficially owned by the 10% shareholder, or satisfies certain “fair price” and related criteria.

Preferred Stock

Lakeland has 1,000,000 shares of authorized but unissued preferred stock. These shares are typically referred to as “blank check” preferred stock. This term refers to stock for which the rights and restrictions are determined by the board of directors of a corporation. In general, our restated certificate of incorporation, as amended, authorizes our board of directors to issue new shares of our common stock or preferred stock without further shareholder action, provided that there are sufficient authorized shares.

The issuance of additional common or preferred stock may be viewed as having adverse effects upon the holders of common stock. Holders of our common stock do not have preemptive rights with respect to any newly issued stock. Our board could adversely affect the voting power of holders of our common stock by issuing shares of preferred stock with certain voting, conversion and/or redemption rights. In the event of a proposed merger, tender offer or other attempt to gain control of Lakeland that the board of directors does not believe to be in the best interests of its shareholders, the board could issue preferred stock which could make any such takeover attempt more difficult to complete. Our board of directors does not intend to issue any preferred stock except on terms that the board deems to be in the best interests of our company and our shareholders.

COMPARISON OF SHAREHOLDERS’ RIGHTS

As a result of the merger, 1st Constitution’s shareholders will receive shares of Lakeland common stock in exchange for their shares of 1st Constitution common stock. The following is a summary of certain material differences between the rights of holders of 1st Constitution common stock and the rights of holders of Lakeland common stock. Since both Lakeland and 1st Constitution are incorporated in New Jersey and are both governed by the New Jersey Business Corporations Act, these differences arise from their respective certificates of incorporation and by-laws. Although it is impractical to compare all of the aspects in which the companies’ governing instruments differ with respect to shareholders’ rights, the following discussion summarizes certain significant differences. This summary is qualified in its entirety by reference to the applicable provisions of the companies’ governing instruments.

Directors

Lakeland’s restated certificate of incorporation provides for the election of directors on a three year staggered term basis. 1st Constitution’s certificate of incorporation does not provide for a staggered board; all of its directors are elected annually.

Lakeland’s by-laws exclude certain persons from election to the board. Directors may not serve on the board of any other financial institution or bank or savings and loan holding company. 1st Constitution does not provide for similar limitations excluding directors who serve on other financial or bank boards.

Vote Required

Lakeland’s restated certificate of incorporation provides several instances—most of which relate to the amendment of provisions in the restated certificate of incorporation—in which a greater than majority voting requirement is imposed for purposes of determining whether shareholders have approved a particular matter. For example, the affirmative vote of holders of at least 80% of Lakeland’s outstanding voting stock is required to amend or repeal provisions in Lakeland’s restated certificate of incorporation relating to (i) the authority of Lakeland’s board of directors to issue stock without prior shareholder approval, (ii) the number and terms of directors, including the classification of the Lakeland board, (iii) the considerations to be taken into account by the Lakeland board in evaluating acquisition offers and (iv) the requisite shareholder vote in respect of acquisitions of Lakeland. The affirmative vote of holders of at least 80% of Lakeland’s outstanding voting stock is also required to amend, alter or repeal Lakeland’s by-laws (provided that Lakeland’s board may alter, amend or repeal the by-laws without any shareholder action). In addition, (i) the affirmative vote of the holders of at least 80% of Lakeland’s voting stock is required to approve a merger or consolidation of Lakeland with, or a sale, exchange or lease of all or substantially all of Lakeland’s assets to, any person or entity where Lakeland’s board of directors has not recommended the transaction to Lakeland’s shareholders, and (ii) the affirmative vote of the holders of at least 80% of Lakeland’s voting stock, and the affirmative vote of the holders of at least 67% of Lakeland’s voting stock not held by a “Controlling Party” (defined as any shareholder owning or controlling 20% or more of Lakeland’s voting stock at the time of the proposed transaction), is required to approve certain mergers, consolidations, sales, exchanges or leases of all or substantially all of Lakeland’s assets not recommended by Lakeland’s board.

1st Constitution’s certificate of incorporation does not contain greater than majority voting requirements, except with respect to (i) the removal of directors, which requires the affirmative vote of the holders of two-thirds of the outstanding shares of 1st Constitution common stock entitled to vote and voting separately as a class and (ii) protective provisions applicable to certain series of preferred stock of which no shares are outstanding.

1st Constitution’s directors, like Lakeland’s directors, are elected by a plurality of the votes cast.

Exculpation of Directors and Officers

New Jersey law permits a corporation to provide that its directors and officers will not be liable to the corporation or its shareholders for breach of fiduciary duties, provided that the law does not excuse:

•	a breach of the duty of loyalty;

•	an act or omission that is not in good faith;

•	a knowing violation of law; or

•	receipt of an improper personal benefit.

Both 1st Constitution’s certificate of incorporation and Lakeland’s restated certificate of incorporation contain this exculpatory language.

Indemnification

Lakeland’s by-laws permit, but do not require, that directors and officers be indemnified from specific actions. 1st Constitution’s certificate of incorporation requires that directors and officers be indemnified from specific actions.

LEGAL MATTERS

The validity of the shares of Lakeland common stock to be issued in the merger has been passed upon for Lakeland by Luse Gorman, PC, Washington, D.C. Luse Gorman, PC will also render the opinion to Lakeland referred to under “Description of the Merger—Material United States Federal Income Tax Consequences.” Day Pitney LLP, Parsippany, New Jersey will render the opinion to 1st Constitution referred to under “Description of the Merger—Material United States Federal Income Tax Consequences.”

EXPERTS

The consolidated financial statements of Lakeland Bancorp, Inc. as of December 31, 2020 and 2019, and for each of the years in the three-year period ended December 31, 2020, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2020 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of 1st Constitution Bancorp as of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020 incorporated by reference in this Prospectus and in the Registration Statement have been so incorporated in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

SHAREHOLDER PROPOSALS AND NOMINATIONS

1st Constitution

1st Constitution held its 2021 Annual Meeting of Shareholders on May 27, 2021. 1st Constitution intends to hold a 2022 annual meeting of shareholders only if the merger has not already been consummated by, or shortly after, the time at which such annual meeting would normally take place. Any shareholder nominations or proposals for other business intended to be presented at 1st Constitution’s 2022 annual meeting, if held, must be submitted to 1st Constitution as set forth below.

Under the 1st Constitution By-laws, written notice of shareholder nominations to the board of directors must be delivered to the 1st Constitution Secretary not less than 90 days prior to the first anniversary of the preceding year’s annual meeting of shareholders. Accordingly, any shareholder who wishes to have a nomination considered at the 2022 annual meeting of shareholders must deliver a written notice (containing the information specified in the 1st Constitution By-laws regarding the shareholder and the proposed action) to the 1st Constitution Secretary by February 26, 2022.

Other business proposals that a shareholder wishes to have considered at our next annual meeting of shareholders, but which are not included in the 1st Constitution proxy statement, may be made by a shareholder entitled to vote who has delivered a notice to the 1st Constitution Secretary no later than March 8, 2022.

These advance notice provisions are in addition to, and separate from, the requirements that a shareholder must meet to have a proposal included in the proxy statement under the rules of the SEC. A proxy granted by a shareholder will give discretionary authority to the proxies to vote on any matters introduced pursuant to the above advance notice provisions, subject to the applicable rules of the SEC.

Lakeland

If a Lakeland shareholder intends to present a proposal for inclusion in the proxy statement for Lakeland’s 2022 Annual Meeting of Shareholders under SEC Rule 14a-8, the proposal must be received by Lakeland at its principal executive offices not later than December 10, 2021 in order for that proposal to be included in the proxy statement and form of proxy relating to that meeting, and not earlier than January 19, 2022 or later than February 18, 2022 in order for the proposal to be considered at Lakeland’s 2022 Annual Meeting of Shareholders (but not included in the proxy statement or form of proxy for such meeting). Any shareholder proposal which is received after those dates or which otherwise fails to meet the requirements for shareholder proposals established by regulations of the SEC will neither be included in the proxy statement or form of proxy, nor be considered at the meeting.

OTHER BUSINESS

As of the date of this joint proxy statement/prospectus, Lakeland does not know of any other matter that will be presented for consideration at its special meeting of shareholders other than as described in this joint proxy statement/prospectus. However, if any other matter is to be voted upon, the form of proxy submitted to shareholders of Lakeland shall be deemed to confer authority to the individuals named as proxies to vote the shares represented by such proxies as to any such matters according to their best judgment; provided, however, that no proxy that is voted against the merger will be voted in favor of any adjournment or postponement of the Lakeland special meeting unless the shareholder so specifies in such proxy.

As of the date of this joint proxy statement/prospectus, 1st Constitution does not know of any other matter that will be presented for consideration at its special meeting of shareholders other than as described in this joint proxy statement/prospectus. However, if any other matter is to be voted upon, the form of proxy submitted to shareholders of 1st Constitution shall be deemed to confer authority to the individuals named as proxies to vote the shares represented by such proxies as to any such matters according to their best judgment; provided, however, that no proxy that is voted against the merger will be voted in favor of any adjournment or postponement of the 1st Constitution special meeting unless the shareholder so specifies in such proxy.

WHERE YOU CAN FIND MORE INFORMATION

Lakeland filed a registration statement on Form S-4 to register with the SEC the Lakeland common stock to be issued to 1st Constitution shareholders in the merger. This joint proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Lakeland in addition to being a proxy statement of Lakeland for Lakeland’s special meeting of shareholders and 1st Constitution for 1st Constitution’s special meeting of shareholders. As allowed by SEC rules, this joint proxy statement/prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this document.

Lakeland and 1st Constitution file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. These filings are available to the public over the internet at the Securities and Exchange Commission’s website at www.sec.gov. The SEC allows Lakeland to “incorporate by reference” information in this document. This means that Lakeland can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this document, except for any information that is superseded by information that is included directly in this document. This document incorporates by reference the documents listed below that Lakeland previously filed with the SEC. They contain important information about Lakeland and its financial condition.

The SEC allows Lakeland and 1st Constitution to “incorporate by reference” information in this joint proxy statement/prospectus. This means that Lakeland and 1st Constitution can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this document, except for any information that is superseded by information that is included directly in this document. This document incorporates by reference the documents listed below that Lakeland or 1st Constitution previously filed with the SEC. They contain important information about Lakeland and its financial condition and 1st Constitution and its financial condition.

LAKELAND BANCORP, INC.

File No. 000-17820

Report	Applicable period/filing date
Annual Report on Form 10-K	Year ended December 31, 2020

Quarterly Reports on Form 10-Q	Periods ended March 31, 2021 and June 30, 2021

Current Reports on Form 8-K	Filed with the SEC on January 28, 2021, April 27, 2021, May 21, 2021, July 12, 2021, July 26, 2021, September 7, 2021, September 8, 2021, September 9, 2021 and September 15, 2021 (in each case, except for such information that is deemed furnished and not filed in accordance with SEC rules)

Description of Common Stock contained in Registration Statement on Form 8-A	Filed with the SEC on February 18, 2000 (including any amendment or report filed with the SEC for the purpose of updating this description)

1ST CONSTITUTION BANCORP

File No. 000-32891

Report	Applicable period/filing date
Annual Report on Form 10-K	Year ended December 31, 2020

Quarterly Reports on Form 10-Q	Periods ended March 31, 2021 and June 30, 2021

Current Reports on Form 8-K	Filed with the SEC on February 3, 2021, February 11, 2021, May 4, 2021, June 1, 2021, July 12, 2021 and July 23, 2021 (in each case, except for such information that is deemed furnished and not filed in accordance with SEC rules)

Lakeland and 1st Constitution incorporate by reference additional documents that each may file with the SEC between the date of this document and the date of the special meeting. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements. However, information that is deemed “furnished,” as distinct from “filed,” in Current Reports on Form 8-K is not incorporated in this joint proxy statement/prospectus.

You also may request orally or in writing copies of these documents at no cost by contacting the appropriate company at the following addresses:

Lakeland Bancorp, Inc. 250 Oak Ridge Road Oak Ridge, New Jersey, 07438 Attention: Timothy J. Matteson, Esq. Telephone: 973-697-2000	1st Constitution Bancorp 2650 Route 30 Cranbury, New Jersey 08512 Attention: Corporate Secretary Telephone: 609-655-4500

If you are a Lakeland shareholder or 1st Constitution shareholder and would like to request documents from Lakeland or 1st Constitution, please do so by November 26, 2021 to receive them before the special meetings.

The information on Lakeland’s and 1st Constitution’s websites is not part of this document. References to Lakeland’s and 1st Constitution’s websites in this document are intended to serve as textual references only.

Neither 1st Constitution nor Lakeland has authorized anyone to provide you with any information other than the information included in this document and the documents to which you are referred in this document. If someone provides you with other information, please do not rely on it as being authorized by 1st Constitution or Lakeland.

This joint proxy statement/prospectus has been prepared as of                 , 2021. Changes that may have occurred in the affairs of Lakeland or 1st Constitution or their respective subsidiaries since that date are not reflected in this document.

The information contained in this document with respect to Lakeland was provided solely by Lakeland, and the information contained in this document with respect to 1st Constitution was provided solely by 1st Constitution.

Annex A

AGREEMENT AND PLAN OF MERGER

DATED AS OF JULY 11, 2021

BY AND BETWEEN

LAKELAND BANCORP, INC.

and

1ST CONSTITUTION BANCORP

This AGREEMENT AND PLAN OF MERGER is dated as of July 11, 2021, by and among Lakeland Bancorp, Inc., a New Jersey corporation and registered bank holding company (“Buyer”), and 1st Constitution Bancorp, a New Jersey corporation and registered bank holding company (the “Company”). Buyer and the Company are sometimes collectively referred to as the “Parties” or each individually, a “Party.” Capitalized terms used in this Agreement have the meanings set forth in Article VIII.

W I T N E S S E T H

WHEREAS, the Board of Directors of Buyer and the Board of Directors of the Company have each (i) determined that this Agreement and the business combination and related transactions it contemplates are in the best interests of their respective entities, shareholders and other constituencies; and (ii) approved this Agreement;

WHEREAS, in accordance with the terms of this Agreement, (i) the Company will merge with and into Buyer, with Buyer the surviving entity (the “Merger”), and (ii) 1st Constitution Bank, a New Jersey-chartered commercial bank and a wholly owned subsidiary of the Company (“Company Bank”) will immediately thereafter merge with and into Lakeland Bank, a New Jersey-chartered commercial bank and a wholly owned subsidiary of Buyer (“Buyer Bank”), with Buyer Bank the surviving entity (the “Bank Merger”);

WHEREAS, as a material inducement to Buyer to enter into this Agreement, each director and Executive Officer of the Company has entered into a voting agreement with Buyer dated as of this date (a “Voting Agreement”), substantially in the form attached as Exhibit A, pursuant to which each has agreed to vote all shares of Company Common Stock that such director or Executive Officer owns in favor of the approval of this Agreement and the transactions it contemplates;

WHEREAS, the Parties intend that the Merger shall qualify as a “reorganization” under Section 368(a) of the Code and relevant Treasury Regulations, and that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and relevant Treasury Regulations; and

WHEREAS, the Parties desire to make certain representations, warranties, and agreements and prescribe certain conditions in connection with the transactions described in this Agreement.

NOW, THEREFORE, in consideration of the mutual promises in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is acknowledged, the Parties agree as follows:

ARTICLE I

THE MERGER

Section 1.01    The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time, the Company shall merge with and into Buyer in accordance with the New Jersey Business Corporation Act (the “NJBCA”), regulatory requirements, and other applicable Law. Upon consummation of the Merger, the separate corporate existence of the Company shall cease and Buyer shall survive and continue to exist as a corporation incorporated under the laws of the State of New Jersey. Buyer, as the surviving entity in the Merger, is sometimes referred to in this Agreement as the “Surviving Entity.”

Section 1.02    Certificate of Incorporation and Bylaws. At the Effective Time, the Certificate of Incorporation and Bylaws of Buyer as in effect immediately prior to the Effective Time shall be the Certificate of Incorporation and Bylaws of the Surviving Entity until thereafter amended in accordance with the terms thereof and applicable Law.

Section 1.03    Directors and Officers of Surviving Entity. The directors of the Surviving Entity at and after the Effective Time shall be the directors of Buyer in office immediately prior to the Effective Time plus the Director Designee as set forth in Section 5.26 of this Agreement. The Executive Officers of the Surviving Entity at and after the Effective Time shall be the Executive Officers of Buyer immediately prior to the Effective Time. Each director and Executive Officer of the Surviving Entity at and after the Effective Time shall hold such office until his or her respective successor is elected and qualified or until his or her respective earlier death, resignation or removal from office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Entity and applicable Law.

Section 1.04    Effective Time; Closing.

(a)    Subject to the terms and conditions of this Agreement, Buyer and the Company shall make all such filings as may be required to consummate the Merger by applicable Law. The Merger shall become effective as set forth in the certificate of merger related to the Merger (the “Certificate of Merger”) that shall be filed with the New Jersey Department of the Treasury on the Closing Date. The “Effective Time” of the Merger shall be the date and time when the Merger becomes effective as set forth in the Certificate of Merger.

(b)    Unless otherwise mutually agreed to by the Parties in writing, the closing of the Merger (the “Closing”) shall take place by electronic (PDF, DocuSign or other electronic transmission), facsimile, or overnight courier exchange of executed documents on such date and at such time as the Parties mutually agree upon (the “Closing Date”), which date shall be not more than ten (10) Business Days following the last to occur of the satisfaction or waiver of all of the conditions to the consummation of the Merger specified in Article VI of this Agreement (other than the delivery of certificates, opinions and other instruments and documents required to be delivered at the Closing under Article VI of this Agreement by Buyer and the Company).

Section 1.05    Tax Consequences. It is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code and relevant Treasury Regulations, and that this Agreement shall constitute, and is adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and relevant Treasury Regulations. From and after the date of this Agreement and until the Closing, each Party shall use its reasonable best efforts to cause the Merger and the Bank Merger each to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and shall refrain from taking or failing to take any action that reasonably could be expected to cause the Merger and the Bank Merger each to fail to qualify as such a reorganization.

Section 1.06    Effect of the Merger. At the Effective Time, the Surviving Entity shall be considered the same business and corporate entity as each of Buyer and the Company and, thereupon and thereafter, all the property, rights, privileges, powers and franchises of each of Buyer and the Company shall vest in the Surviving Entity and the Surviving Entity shall be subject to and be deemed to have assumed all of the debts, liabilities, obligations and duties of each of Buyer and the Company and shall have succeeded to all of each of their relationships, as fully and to the same extent as if such property, rights, privileges, powers, franchises, debts, liabilities, obligations, duties and relationships had been originally acquired, incurred or entered into by the Surviving Entity. In addition, any reference to either of Buyer and the Company in any contract or document, whether executed or taking effect before or after the Effective Time, shall be considered a reference to the Surviving Entity if not inconsistent with the other provisions of the contract or document; and any pending action or other judicial proceeding to which either of Buyer or the Company is a party shall not be deemed to have abated or to have discontinued by reason of the Merger, but may be prosecuted to final judgment, order or decree in the same manner as if the Merger had not been made; or the Surviving Entity may be substituted as a party to such action or proceeding, and any judgment, order or decree may be rendered for or against it that might have been rendered for or against either of Buyer or the Company if the Merger had not occurred.

Section 1.07    Additional Actions. If, at any time after the Effective Time, Buyer shall consider or be advised that any further deeds, documents, assignments, or assurances in Law or any other acts are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in Buyer its right, title or interest in, to or under any of the rights, properties, or assets of the Company or any Subsidiary of the Company, or (ii) otherwise carry out the purposes of this Agreement, the Company shall be deemed to have granted to Buyer an irrevocable power of attorney to execute and deliver on behalf of the Company all deeds, assignments, documents, or assurances in Law and to perform any other acts as are necessary or desirable to (a) vest, perfect, or confirm, of record or otherwise, in Buyer its right, title or interest in, to or under any of the rights, properties, or assets of the Company or (b) otherwise carry out the purposes of this Agreement.

Section 1.08    The Bank Merger. Immediately following the Effective Time, Company Bank shall be merged with and into Buyer Bank in accordance with the provisions of Section 18(c) of the Federal Deposit Insurance Act, as amended (12 U.S.C. § 1828(c)) (the “Bank Merger Act”) and the New Jersey Banking Act of 1948, as amended, and the regulations of the New Jersey Department of Banking and Insurance (the “NJDOBI”), and Buyer Bank shall be the surviving bank (the “Surviving Bank”). Upon the consummation of the Bank Merger, the separate existence of Company Bank shall cease and the Surviving Bank shall be considered the same business and corporate entity as each of Company Bank and Buyer Bank and all of the property, rights, privileges, powers and franchises of each of Company Bank and Buyer Bank shall vest in the Surviving Bank and the Surviving Bank shall be deemed to have assumed all of the debts, liabilities, obligations and duties of each of Company Bank and Buyer Bank and shall have succeeded to all of each of their relationships, fiduciary or otherwise, as fully and to the same extent as if such property, rights, privileges, powers, franchises, debts, obligations, duties and relationships had been originally acquired, incurred or entered into by the Surviving Bank. Upon the consummation of the Bank Merger, the Certificate of Incorporation and Bylaws of Buyer Bank shall be the Certificate of Incorporation and Bylaws of the Surviving Bank, the officers and employees of Buyer Bank shall be the officers and employees of the Surviving Bank with such modifications as the Board of Directors of Buyer Bank shall determine. The directors of the Surviving Bank at and after the Effective Time shall be the directors of Buyer Bank in office immediately prior to the Effective Time plus the Director Designee as set forth in Section 5.26 of this Agreement. The Company and Buyer shall cause Company Bank and Buyer Bank to execute and deliver a separate merger agreement (the “Bank Merger Agreement”) in the form set forth as Exhibit B annexed hereto, for delivery to the FDIC and the NJDOBI for approval of the Bank Merger. Buyer and the Company agree to take all action necessary and appropriate in connection with the foregoing, including (i) causing Buyer Bank and Company Bank to enter into the Bank Merger Agreement and (ii) approving the Bank Merger Agreement and the Bank Merger, as the sole shareholders of Buyer Bank and Company Bank, respectively, and causing Company Bank to merge with and into Buyer Bank immediately following the Effective Time.

ARTICLE II

MERGER CONSIDERATION; EXCHANGE PROCEDURES

Section 2.01    Merger Consideration. Subject to the provisions of this Agreement, at the Effective Time, automatically by virtue of the Merger and without any action on the part of Buyer, the Company or any shareholder of the Company:

(a)    Each share of Buyer Common Stock that is issued and outstanding immediately prior to the Effective Time shall remain outstanding following the Effective Time and shall be unchanged by the Merger.

(b)    Each share of Company Common Stock (i) held by the Company as treasury stock, or (ii) owned directly or indirectly by Buyer or the Company or any of their respective Subsidiaries (other than, in the case of clause (ii), shares in trust accounts, managed accounts and the like for the benefit of customers or shares held in satisfaction of a debt previously contracted) shall automatically be cancelled and retired and shall cease to exist immediately prior to the Effective Time without any conversion, and no payment shall be made with respect thereto or consideration delivered in exchange therefor.

(c)    Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares described in Section 2.01(b) above) shall become and be converted into, as provided in and subject to the limitations set forth in this Agreement, the right to receive 1.3577 shares (the “Exchange Ratio”) of Buyer Common Stock (together with any cash in lieu of fractional shares paid pursuant to Section 2.03, the “Merger Consideration”).

Section 2.02    Rights as Shareholders; Stock Transfers. All shares of Company Common Stock, if and when converted as provided in Section 2.01(b), shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and on and after the Effective Time, holders of certificates that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the “Certificates”, it being understood that any reference herein to “Certificates” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of Company Common Stock) shall cease to have any rights as shareholders of the Company, except for the right to receive for each share of Company Common Stock, the Merger Consideration. After the Effective Time, there shall be no transfers on the stock transfer books of the Company of shares of Company Common Stock.

Section 2.03    Fractional Shares. Notwithstanding any other provision of this Agreement, no fractional shares of Buyer Common Stock will be issued in the Merger. Buyer shall instead pay to each holder of a fractional share of Buyer Common Stock, upon surrender of such holder’s Certificates, an amount of cash (without interest and rounded to the nearest whole cent) determined by multiplying the fractional share interest to which such holder would otherwise be entitled (taking into account all Certificates delivered by such holder) by the VWAP of the Buyer Common Stock for the five (5)  consecutive trading days ending on the fifth trading day immediately preceding the Closing Date.

Section  2.04    Exchange Procedures.

(a)    At least one Business Day prior to the Closing Date, for the benefit of the holders of Certificates, (i) Buyer shall cause to be delivered to the Exchange Agent, for exchange in accordance with this Article II, certificates representing the shares of Buyer Common Stock issuable pursuant to this Article II or evidence of shares in book-entry form (“New Certificates”) and (ii) Buyer shall deliver, or shall cause to be delivered, to the Exchange Agent cash equal to the estimated amount of cash to be paid in lieu of fractional shares of Buyer Common Stock (such cash and New Certificates being referred to as the “Exchange Fund”).

(b)    As promptly as practicable, but in any event no later than five (5) Business Days following the Effective Time, and provided that the Company has delivered, or caused to be delivered, to the Exchange Agent all information that is necessary for the Exchange Agent to perform its obligations, the Exchange Agent shall transmit, or cause to be transmitted, to each holder of record of Company Common Stock, a form of letter of transmittal and instructions (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) for use in effecting the surrender of the Certificates in exchange for the Merger Consideration as provided for in this Agreement. Upon proper surrender of a Certificate or Certificates for exchange and cancellation to the Exchange Agent (or receipt of an “agent’s message” by the Exchange Agent or such other evidence, if any, of transfer as the Exchange Agent may reasonably request, in the case of book-entry shares), in each case, together with a duly completed and validly executed letter of transmittal and such other documents as may reasonably be requested by the Exchange Agent, the holder of the Certificate(s) shall be entitled to receive in exchange, as applicable, (i) a New Certificate representing that number of shares of Buyer Common Stock to which the former holder of Company Common Stock shall have become entitled pursuant to this Agreement, and/or (ii) a check representing the amount of cash (if any) payable in lieu of a fractional share of Buyer Common Stock which the former holder has the right to receive in respect of the Certificate(s) surrendered or transferred pursuant to this Agreement, and the Certificate(s) so surrendered or transferred, as the case may be, shall be cancelled. Until surrendered or transferred as contemplated by this Section 2.04(b), each Certificate (other than Certificates representing shares described in Section 2.01(a)) shall be deemed at any time after the Effective Time to represent only the right to receive upon surrender or transfer the Merger Consideration as provided for in this Agreement and any unpaid dividends and distributions as provided in paragraph (c) of this Section 2.04 and any unpaid dividend with respect to Company Common Stock with a record date that is prior to the Effective Time. No interest shall be paid or accrued on any cash in lieu of fractional shares or on any unpaid dividends and distributions payable to holders of Certificates.

(c)    No dividends or other distributions with a record date after the Effective Time with respect to Buyer Common Stock shall be paid to the holder of any unsurrendered Certificate until the holder shall surrender his or her Certificate in accordance with this Section 2.04. After the surrender of a Certificate in accordance with this Section 2.04, the record holder shall be entitled to receive any dividends or other distributions, without any interest, which had become payable with respect to shares of Buyer Common Stock represented by the Certificate. None of Buyer, the Company or the Exchange Agent shall be liable to any Person in respect of any shares of Company Common Stock (or dividends or distributions with respect to them) or cash from the Exchange Fund delivered, as required by applicable Law, to a public official pursuant to any applicable abandoned property, escheat, or similar Law.

(d)    The Exchange Agent and Buyer, as the case may be, shall not be obligated to deliver cash and a New Certificate or New Certificates representing shares of Buyer Common Stock to which a holder of Company Common Stock would otherwise be entitled as a result of the Merger until such holder surrenders the Certificate(s) representing the shares of Company Common Stock for exchange as provided in this Section 2.04, or an appropriate affidavit of loss and indemnity agreement and a bond in such amount as shall be required in each case by Buyer (but not more than the amount required under Buyer’s contract with its transfer agent). If any New Certificates evidencing shares of Buyer Common Stock are to be issued in a name other than that in which the Certificate evidencing Company Common Stock surrendered in exchange is registered, it shall be a condition of the issuance that such Certificate so surrendered shall be properly endorsed or accompanied by an executed form of assignment separate from the Certificate and otherwise in proper form for transfer, and that the Person requesting the exchange pay to the Exchange Agent any transfer or other recordation Tax required by reason of the issuance of a New Certificate for shares of Buyer Common Stock in any name other than that of the registered holder of the Certificate surrendered or otherwise establish to the satisfaction of the Exchange Agent that any Tax has been paid or is not payable.

(e)    Any portion of the Exchange Fund that remains unclaimed by the shareholders of the Company for twelve (12) months after the Effective Time (as well as any interest or proceeds from any investment of the Exchange Fund) shall be delivered by the Exchange Agent to Buyer. Any shareholders of the Company who have not complied with Section 2.04(b) shall thereafter look only to the Surviving Entity for the Merger Consideration deliverable in respect of each share of Company Common Stock the shareholder holds as determined pursuant to this Agreement, in each case without any interest. If outstanding Certificates are not surrendered or the payment for them is not claimed prior to the date on which such shares of Buyer Common Stock or cash would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by abandoned property and any other applicable Law, become the property of Buyer (and to the extent not in its possession shall be delivered to it), free and clear of all claims or interest of any Person previously entitled to the property. Neither the Exchange Agent nor any Party shall be liable to any holder of shares of Company Common Stock for any consideration paid to a public official pursuant to applicable abandoned property, escheat, or similar Laws. Buyer and the Exchange Agent shall be entitled to rely upon the stock transfer books of the Company to establish the identity of those Persons entitled to receive the Merger Consideration specified in this Agreement, which books shall be deemed conclusive. In the event of a dispute with respect to ownership of any shares of Company Common Stock represented by any Certificate, Buyer and the Exchange Agent shall be entitled to tender to the custody of any court of competent jurisdiction any Merger Consideration represented by the Certificate and file legal proceedings interpleading all parties to such dispute, and will thereafter be relieved with respect to any claims.

(f)    Buyer (through the Exchange Agent, if applicable) shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock any amounts as Buyer is required to deduct and withhold under applicable Law. Any amounts so deducted and withheld shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock for whom the deduction and withholding was made by Buyer.

Section 2.05    Adjustments. In the event Buyer changes (or establishes a record date for changing) the number of, or provides for the exchange of, shares of Buyer Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, reverse stock split, stock dividend, recapitalization, reclassification, combination, exchange, readjustment of shares or similar transaction with respect to the outstanding Buyer Common Stock, or any stock dividend or distribution paid in Buyer Common Stock, the Exchange Ratio shall be proportionately and appropriately adjusted so as to provide the holders of Company Common Stock the same economic benefit as contemplated by this Agreement prior to that event; provided that this Section 2.05 shall not be construed to permit Buyer to take any action with respect to its securities that is prohibited by the terms of this Agreement.

Section 2.06    Treatment of the Company Equity Awards.

(a)    Stock Options. At the Effective Time, each option to purchase Company Common Stock (a “Company Stock Option”) granted under the Company Equity Plans, whether vested or unvested, which is outstanding immediately prior to the Effective Time and which has not been exercised or canceled prior thereto, shall be, subject to the execution and delivery by the holder thereof of an option cancellation agreement in form and substance reasonably satisfactory to Buyer, cancelled in exchange for a payment to be made by Buyer to such holder, promptly after the later of the Effective Time and Buyer’s receipt of such holder’s option cancellation agreement, which in no event shall be later than ten (10) days following the Effective Time, of an amount in cash (less applicable withholdings) equal to the number of shares of Company Common Stock covered by such Company Stock Option immediately prior to the Effective Time multiplied by the amount by which the volume-weighted average trading price per share of Company Common Stock, as reported on Bloomberg, L.P., for the five (5) consecutive trading days ending on the fifth trading day immediately preceding the Closing Date exceeds the exercise price of such Company Stock Option; provided, that any Company Stock Option will be forfeited and cancelled, without payment, in the event that the per share exercise price of such Company Stock Option equals or exceeds the volume-weighted average trading price per share of Company Common Stock, as reported on Bloomberg, L.P., for the five (5) consecutive trading days ending on the fifth trading day immediately preceding the Closing Date.

(b)    Restricted Stock. At the Effective Time, each award in respect of a share of Company Common Stock subject to vesting, repurchase or other lapse restriction granted under a Company Equity Plan (a “Company Restricted Stock Award”) that is outstanding immediately prior to the Effective Time and that is not a Company Performance Award, automatically and without any action on the part of the holder thereof, shall fully vest and be cancelled and converted automatically into the right to receive the Merger Consideration in respect of each share of Company Common Stock subject to such Company Restricted Stock Award immediately prior to the Effective Time, less applicable withholdings, which shall be delivered no later than five (5) Business Days following the Closing Date.

(c)    Performance-Based Restricted Stock Units. At the Effective Time, each award of performance-based restricted stock units denominated in shares of Company Common Stock granted under a Company Equity Plan that is outstanding immediately prior to the Effective Time (a “Company Performance Award” and together with Company Stock Options and Company Restricted Stock Awards, “Company Equity Awards”), (i) if the applicable performance period for such Company Performance Award is more than 50% completed as of the Effective Time, the performance period shall be deemed to end as of the Effective Time and the holder of such Company Performance Award shall receive, within ninety (90) days following the Effective Time, the greater of (x) payout of the Company Performance Award based on actual performance achievement during the performance period through the Effective Time, (y) if applicable, the result obtained by applying the Change in Control Price (as defined in the 1st Constitution Bancorp 2019 Equity Incentive Plan) for purposes of measuring

Company performance with that of the comparison group at that time under the applicable program and (z) the award at 100% of target performance under the applicable program; and (ii) if the applicable performance period for such Company Performance Award is not more than 50% completed at the Effective Time, the holder of such Company Performance Award shall receive, within ninety (90) days following the Effective Time, the award at 100% of target performance under the applicable program, in all cases less applicable withholdings. Such distributions shall be made in cash.

(d)    Termination of the Company Equity Plans. At the Effective Time, the Company Equity Plans and all related grant agreements thereunder shall terminate and the provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company shall be of no further force and effect.

Section 2.07    No Dissenters’ Rights. Shareholders of the Company are not entitled to any dissenters’ rights under the NJBCA or other applicable Law.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Section 3.01    Making of Representations and Warranties.

(a)    Concurrently with the execution of this Agreement, the Company has delivered to Buyer a schedule (the “Company Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision of this Agreement or as an exception to one or more representations or warranties contained in Article III or to one or more of its covenants contained in Article V; provided, however, that the mere inclusion of an item on the Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by the Company that such item represents a material exception or fact, event or circumstance or that the item disclosed is or would reasonably be expected to have a Material Adverse Effect with respect to the Company; and provided further, that any disclosures made with respect to a Section of this Article III shall be deemed to qualify only (1) any other Section of this Article III specifically referenced or cross-referenced, and (2) other Sections of this Article III to the extent that is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other Sections.

(b)    Except (i) as set forth on the Company Disclosure Schedule, and (ii) as disclosed in any reports, forms, schedules, registration statements and other documents publicly filed by the Company with the SEC since January 1, 2021 and prior to the date of this Agreement (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), the Company represents and warrants to Buyer that the statements contained in this Article III are true and correct as of the date of this Agreement and will be true and correct as of the Closing Date (as though made on and as of the Closing Date), except as to any representation or warranty which specifically speaks as to an earlier date (including, without limitation, representations made as of “the date of this Agreement”), which only need be correct as of the specified earlier date.

Section 3.02    Organization, Standing and Authority.

(a)    The Company is a New Jersey corporation duly organized, validly existing, and in good standing under the Laws of the State of New Jersey, and is duly registered as a bank holding company under the BHC Act and meets the applicable requirements for qualification as a bank holding company under the BHC Act and the regulations of the FRB. The Company has full corporate power and authority to carry on its business as now conducted, and is duly licensed or qualified to do business in each jurisdiction where its ownership or leasing of property or the conduct of its business requires such qualification, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)    Company Bank is a New Jersey chartered commercial bank duly organized, validly existing, and in good standing under the Laws of the State of New Jersey. Company Bank’s deposits are insured by the FDIC through the FDIC’s Deposit Insurance Fund in the manner and to the full extent permitted by applicable Law, and all premiums and assessments required to be paid to the FDIC have been paid by the Company Bank when due.

Section 3.03    Capital Stock.

(a)    The authorized capital stock of the Company consists of 5,000,000 shares of Company Preferred Stock and 30,000,000 shares of Company Common Stock. As of the date of this Agreement, there were (i) no shares of Company Preferred Stock outstanding, (ii) 10,284,848 shares of Company Common Stock outstanding (including 132,416 shares of restricted stock), (iii) 55,703 shares of Company Common Stock held in treasury, and (iv) 314,416 shares of Company Common Stock reserved for future issuance pursuant to the Company Equity Plans (including 178,940 shares underlying outstanding Company Stock Options and Company Performance Awards). The outstanding shares of Company Common Stock have been duly authorized and are validly issued and are fully paid and non-assessable.

(b)    Company Disclosure Schedule 3.03(b) sets forth the name of each holder of an outstanding Company Equity Award granted under the Company Equity Plans, identifying the nature of the award; as to the Company Stock Options, the number of shares of Company Common Stock subject to each Company Stock Option, the grant, vesting and expiration dates and the exercise price relating to the Company Stock Options held; for Company Restricted Stock Awards and Company Performance Awards, the number of shares of Company Common Stock subject to each award, and the grant and vesting dates. There are no options, warrants or other similar rights, convertible or exchangeable securities, “phantom stock” rights, stock appreciation rights, stock-based performance units, agreements, arrangements, commitments or understandings to which the Company is a party, whether or not in writing, of any character relating to the issued or unissued capital stock or other securities of the Company or any of the Company’s Subsidiaries or obligating the Company or any of the Company’s Subsidiaries to issue (whether upon conversion, exchange or otherwise) or sell any share of capital stock of, or other equity interests in or other securities of, the Company or any of the Company’s Subsidiaries other than those listed on Company Disclosure Schedule 3.03(b). All shares of Company Common Stock subject to issuance as set forth in this Section 3.03(b) or Company Disclosure Schedule 3.03(b) shall, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, be duly authorized, validly issued, fully paid and nonassessable.

(c)    Except as set forth on Company Disclosure Schedule 3.03(c), there are no obligations, contingent or otherwise, of the Company or any of the Company’s Subsidiaries to repurchase, redeem or otherwise acquire any shares of Company Common Stock or capital stock of any of the Company’s Subsidiaries or any other securities of the Company or any of the Company’s Subsidiaries or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any such Subsidiary or any other entity.

(d)    All of the outstanding shares of capital stock of each of the Company’s Subsidiaries are duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights, and all such shares are owned by the Company or another Subsidiary of the Company free and clear of all security interests, liens, claims, pledges, taking actions, agreements, limitations on the Company’s voting rights, charges or other encumbrances of any nature whatsoever, except as set forth on Company Disclosure Schedule 3.03(d).

(e)    Except as set forth on Company Disclosure Schedule 3.03(e), no trust preferred or subordinated debt securities, trust capital securities or other similar securities of the Company or any of its Subsidiaries are issued or outstanding. No bonds, debentures, notes or other indebtedness issued by the Company or any of its Subsidiaries (i) having the right to vote on any matters on which shareholders of the Company may vote (or which is convertible into, or exchangeable for, securities having such right), or (ii) the value of which is directly based upon or derived from the capital stock, voting securities or other ownership interests of the Company, are issued or outstanding.

Section 3.04    Subsidiaries.

(a)    (i) Company Disclosure Schedule 3.04(a) sets forth a complete and accurate list of all of the Company’s Subsidiaries, including the jurisdiction of organization of each Subsidiary, (ii) except as set forth on Company Disclosure Schedule 3.04, the Company owns, directly or indirectly, all of the issued and outstanding equity securities of each Subsidiary of the Company, (iii) no equity securities of any of the Company’s Subsidiaries are or may become required to be issued (other than to the Company or a wholly owned subsidiary of the Company) by reason of any contractual right, preemptive right, or otherwise, (iv) there are no contracts, commitments, understandings, or arrangements by which any of such Subsidiaries is or may be bound to sell or otherwise transfer any of its equity securities (other than to the Company or a wholly owned Subsidiary of the Company), (v) there are no contracts, commitments, understandings, or arrangements relating to the Company’s rights to vote or to dispose of the securities of any Subsidiary of the Company and (vi) all of the equity securities of each Subsidiary held by the Company, directly or indirectly, are validly issued, fully paid and nonassessable, are not subject to preemptive or similar rights and are owned by the Company free and clear of all Liens.

(b)    Except as set forth on Company Disclosure Schedule 3.04(b), the Company does not own (other than in a bona fide fiduciary capacity or in satisfaction of a debt previously contracted) beneficially, directly or indirectly, any equity securities or similar interests of any Person, or any interest in a partnership or joint venture of any kind.

(c)    Each of the Company’s Subsidiaries has been duly organized and qualified and is in good standing under the Laws of the jurisdiction of its organization and, as applicable, is duly qualified to do business and is in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.05    Corporate Power; Minute Books. Each of the Company and each of its Subsidiaries has the corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets; and the Company has the corporate power and authority to execute, deliver, and perform its obligations under this Agreement and to consummate the contemplated transactions, subject to receipt of all necessary approvals of Governmental Authorities and the approval of the Company’s shareholders of this Agreement. The Company has made available to Buyer complete and correct copies of the minutes of all meetings of the Board of Directors and each committee of the Board of Directors of the Company and the Board of Directors, board of managers or other governing body and each committee of such governing body of each of the Company’s Subsidiaries held between January 1, 2020 and June 30, 2021, except as set forth on Company Disclosure Schedule 3.05; provided that such minutes have been redacted to exclude (i) any discussions related to deliberations of the Board of Directors of the Company and the governing bodies of the Company’s Subsidiaries with respect to the consideration of the sale of the Company to Buyer and (ii) any discussions of regulatory examination ratings or other confidential supervisory information and other merger and acquisition opportunities. The minute books of the Company and each of its Subsidiaries contain true, complete and accurate records of all corporate actions taken by shareholders of the Company and each of its Subsidiaries and the Boards of Directors (or other governing bodies) of the Company and each of its Subsidiaries (including committees of such Boards of Directors or other governing bodies).

Section 3.06    Corporate Authority. Subject only to the approval of the Merger and this Agreement by a majority of all votes cast by the holders of outstanding Company Common Stock (the “Requisite Company

Shareholder Approval”), this Agreement and the transactions contemplated by this Agreement have been authorized by all necessary corporate action of the Company. The Company’s Board of Directors has directed that this Agreement be submitted to the Company’s shareholders for approval and, except for the receipt of the Requisite Company Shareholder Approval in accordance with the NJBCA and the Company’s Certificate of Incorporation and Bylaws, no other vote of the shareholders of the Company is required by applicable Law, the Company’s Certificate of Incorporation or the Company’s Bylaws to approve this Agreement and the transactions contemplated by this Agreement. The Board of Directors of Company Bank has determined that the Bank Merger, on the terms and conditions set forth in the Bank Merger Agreement, is advisable and in the best interests of Company Bank and its sole shareholder, has adopted and approved the Bank Merger Agreement and the Bank Merger, has directed that the Bank Merger Agreement be submitted to Company Bank’s sole shareholder for approval, and has adopted resolutions to the foregoing effect. In its capacity as sole shareholder of Company Bank, the Company, through its Board of Directors, has approved the Bank Merger and the Bank Merger Agreement. The Company has duly executed and delivered this Agreement and, assuming due authorization, execution, and delivery by Buyer, this Agreement is a valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer, and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

Section 3.07    Regulatory Approvals; No Defaults.

(a)    Except as set forth on Company Disclosure Schedule 3.07, no consents or approvals of, or waivers by, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by the Company or any of its Subsidiaries in connection with the execution, delivery, or performance by the Company of this Agreement or to consummate the contemplated transactions (including the Bank Merger), except for (i) as applicable, filings of, applications or notices with, and consents, approvals or waivers by, or the making of satisfactory arrangements with, the FRB, the FDIC, and the NJDOBI; (ii) the Requisite Company Shareholder Approval; and (iii) the filing of the Certificate of Merger with the New Jersey Department of Treasury. Each consent, approval, receipt, or waiver referred to in clause (i) is a “Regulatory Approval.”

(b)    Subject to receipt, or the making, of the consents, approvals, waivers and filings referred to in the immediately preceding paragraph and the expiration of the related waiting periods, the execution, delivery, and performance of this Agreement by the Company and the consummation of the transactions contemplated by this Agreement do not and will not (i) constitute a breach or violation of, or a default under, the Certificate of Incorporation or Bylaws (or similar governing documents) of the Company or any of its Subsidiaries or Affiliates, (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Company or any of its Subsidiaries, or any of their respective properties or assets or (iii) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any of its Subsidiaries or Affiliates under, any of the terms, conditions, or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, contract, agreement or other instrument or obligation to which the Company or any of its Subsidiaries or Affiliates is a party, or by which they or any of their respective properties or assets may be bound or affected, except, in the case of clauses (ii) and (iii) above, for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations which would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect with respect to the Company.

Section 3.08    SEC Documents; Other Reports; Internal Controls.

(a)    The Company has filed all required reports, forms, schedules, registration statements and other documents with the SEC since January 1, 2020 (the “Company Reports”) and has paid all associated fees and assessments due and payable. As of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing, as of the date of that subsequent filing), the Company Reports complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC applicable to such Company Reports, and none of the Company Reports when filed with the SEC, and if amended, as of the date of the amendment, contained any untrue statement of a material fact or omitted to state a material fact required to be stated or necessary to make the statements, in light of the circumstances under which they were made, not misleading. There are no outstanding comments from or unresolved issues raised by the SEC, as applicable, with respect to any of the Company Reports. None of the Company’s Subsidiaries is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

(b)    The Company and each of its Subsidiaries have timely filed all material reports, forms, schedules, registrations, statements and other documents, together with any required amendments, that they were required to file since January 1, 2020 with any Governmental Authority (other than Company Reports) and have paid all fees and assessments due and payable in connection with any filings that the Company was required to make. Except for normal examinations conducted by a Governmental Authority in the regular course of the business of the Company and its Subsidiaries or as set forth on Company Disclosure Schedule 3.08(b), no Governmental Authority has notified the Company that it has initiated any proceeding or, to the Company’s Knowledge, threatened any investigation into the business or operations of the Company or any of its Subsidiaries since January 1, 2020. There is no material unresolved violation or exception by any Governmental Authority with respect to any report, form, schedule, registration, statement or other document filed by, or relating to any examinations by any such Governmental Authority of, the Company or any of its Subsidiaries. Company Disclosure Schedule 3.08(b) lists all examinations of Company Bank conducted by the NJDOBI and the FDIC, and all examinations of the Company conducted by the FRB, since January 1, 2020 and the dates of any responses thereto submitted by Company Bank and the Company, respectively. Notwithstanding the foregoing, nothing in this Section 3.08(b) or this Agreement shall require the Company to provide Buyer with any confidential regulatory supervisory information of Company Bank or the Company.

(c)    Based on its most recent evaluation prior to the date of this Agreement, the Company has not had to disclose to the Company’s outside auditors and the audit committee of the Company’s Board of Directors (i) any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize, and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(d)    The records, systems, controls, data and information of the Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the Company or its Subsidiaries or accountants (including all means of access to them), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described in the following sentence. The Company and its Subsidiaries have devised and maintained and currently maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

(e)    The Company has designed and implemented, and has maintained and currently maintains, disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information relating to the Company and its Subsidiaries is made known to the management of the Company by others within those entities as appropriate to allow timely decisions regarding required disclosure and to make the certifications required by the Exchange Act with respect to the Company Reports.

(f)    Since January 1, 2020, (x) neither the Company nor any of its Subsidiaries nor, to the Company’s Knowledge, any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (y) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duties or similar violation by the Company or any of its officers, directors, employees, or agents to the Board of Directors of the Company or any committee of the Board of Directors or, to the Company’s Knowledge, to any director or officer of the Company.

Section 3.09    Financial Statements; Undisclosed Liabilities.

(a)    The financial statements of the Company (including any related notes and schedules) included in the Company Reports (the “Company Financial Statements”) complied as to form, as of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, as of the date of such subsequent filing), in all material respects, with all applicable accounting requirements and with the published rules and regulations of the SEC (except in the case of unaudited statements, as permitted by the rules of the SEC), have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be expressly disclosed in the financial statements or in the notes thereto), and fairly present, in all material respects, the consolidated financial position of the Company and its Subsidiaries and the consolidated results of operations, changes in shareholders’ equity and cash flows of the Company and its Subsidiaries as of the dates and for the periods shown. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

(b)    Except for (i) those liabilities that are fully reflected or reserved for in the audited consolidated financial statements of the Company included in its Annual Report filed on Form 10-K for the fiscal year ended December 31, 2020, as filed with the SEC, (ii) liabilities or obligations incurred in the ordinary course of business since January 1, 2021 in amounts consistent with past practice (including such liabilities contained in the Company Reports); or (iii) liabilities or obligations incurred directly as a result of this Agreement, neither the Company nor any of its Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued or contingent or otherwise and whether due or to become due), and there is no existing condition, situation or set of circumstances that would reasonably be expected to result in such a liability, other than pursuant to or as contemplated by this Agreement or that, either alone or when combined with all other liabilities of a type not described in clause (i) or (ii), has had, or would be reasonably expected to have, a Material Adverse Effect with respect to the Company.

(c)    Company Disclosure Schedule 3.09(c) includes a copy of the Company’s Consolidated Financial Statements for Bank Holding Companies (on Form FRY 9C) as of December 31, 2020 which includes information regarding “off-balance sheet arrangements” effected by the Company.

(d)    BDO USA, LLP, which has expressed its opinion with respect to the financial statements of the Company and its Subsidiaries (including the related notes), is and has been throughout the periods covered by such financial statements “independent” with respect to the Company within the meaning of the rules of applicable bank regulatory authorities and the Public Company Accounting Oversight Board.

Section 3.10    Absence of Certain Changes or Events.

(a)    Except as set forth on Company Disclosure Schedule 3.10(a), or as otherwise expressly permitted or expressly contemplated by this Agreement, since December 31, 2020 (the “Company Balance Sheet Date”), there has not been (i) any change or development in the business, operations, assets, liabilities, condition (financial or otherwise), results of operations, cash flows, or properties of the Company or any of its Subsidiaries which has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to the Company, and to the Knowledge of the Company, no fact or condition exists which is reasonably likely to cause a Material Adverse Effect with respect to the Company in the future, (ii) any change by the Company or any of its Subsidiaries in its accounting methods, principles or practices, other than changes required by applicable Law or GAAP or regulatory accounting as concurred in by the Company’s independent accountants, (iii) any declaration, setting aside or payment of any dividend or distribution in respect of any capital stock of the Company or any of its Subsidiaries or any redemption, purchase or other acquisition of any of its securities, other than in the ordinary course of business consistent with past practice, (iv) any material election made by the Company or any of its Subsidiaries for federal or state income tax purposes, (v) any material change in the credit policies or procedures of the Company or any of its Subsidiaries, the effect of which was or is to make any such policy or procedure less restrictive, (vi) other than loans and loan commitments, investment securities, and other real estate owned in the ordinary course of business and consistent with past practice, any material acquisition or disposition of any assets or properties, or any contract for any acquisition or disposition entered into, or (vii) any material lease of real or personal property entered into, other than in connection with foreclosed property or in the ordinary course of business consistent with past practice.

(b)    Except as set forth on Company Disclosure Schedule 3.10(b), or as otherwise expressly permitted or expressly contemplated by this Agreement, since the Company Balance Sheet Date, there has not been: (i) any entry by the Company or any of its Subsidiaries into any contract or commitment of more than $100,000 per annum, in each case with a term of more than one year, other than borrowings, loans and loan commitments in the ordinary course of business, or (ii) any increase in or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards, or restricted stock awards), stock purchase or other employee benefit plan, or any other increase in the compensation payable or to become payable to any directors, officers or employees of the Company or any of its Subsidiaries, or any grant of severance or termination pay, or any contract or arrangement entered into to make or grant any severance or termination pay, any payment of any bonus, or the taking of any action not in the ordinary course of business with respect to the compensation or employment of directors, officers, or employees of the Company or any of its Subsidiaries.

Section 3.11    Legal Proceedings.

(a)    Except as set forth on Company Disclosure Schedule 3.11, neither the Company nor any of its Subsidiaries is a party to any, nor are there any pending or, to the Company’s Knowledge, threatened, civil, criminal, administrative or regulatory actions, suits, demand letters, claims, hearings, notices of violation, arbitrations, investigations, orders to show cause, market conduct examinations, notices of non-compliance or other proceedings of any material nature against the Company or any of its Subsidiaries.

(b)    There is no injunction, order, judgment, or decree imposed upon the Company, any of its Subsidiaries, or the assets of the Company or any of its Subsidiaries.

Section 3.12    Compliance with Laws.

(a)    Each of the Company and each of its Subsidiaries is and since January 1, 2019 has been in compliance in all material respects with all applicable federal, state, local statutes, Laws, regulations, ordinances, rules, judgments, orders or decrees or applicable to it and its employees, including without limitation, all applicable Laws related to data protection or privacy (including laws relating to the privacy and security of data or information that constitutes personal data or personal information under applicable law (“Personal Data”)), the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and any other Law relating to discriminatory lending, financing or leasing practices, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, the Dodd-Frank Act and the New Jersey Department of Banking and Insurance Act of 1948 (as amended).

(b)    Each of the Company and each of its Subsidiaries has all material permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to the Company’s Knowledge, no suspension or cancellation of any of them is threatened.

(c)    Neither the Company nor any of its Subsidiaries has received, since January 1, 2019, notification or communication from any Governmental Authority (i) asserting that it is not in compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces or (ii) threatening to revoke any license, franchise, permit or governmental authorization (nor, to the Company’s Knowledge, do any grounds for any of the foregoing exist).

(d)    The Company has not engaged in any activities permissible only for a financial holding company under Section 4(k) of the BHC Act.

(e)    The Company (including Company Bank) maintains a written information privacy and security program that maintains reasonable measures to protect the privacy, confidentiality and security of all Personal Data against any (i) loss or misuse of Personal Data, (ii) unauthorized or unlawful operations performed upon Personal Data, or (iii) other act or omission that compromises the security or confidentiality of Personal Data (clauses (i) through (iii), a “Security Breach”). To the knowledge of the Company, the Company has not experienced any Security Breach that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. To the knowledge of the Company, there are no data security or other technological vulnerabilities with respect to its information technology systems or networks that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

(f)    Company Bank has complied in all material respects with all requirements of the CARES Act and the Paycheck Protection Program, including applicable guidance, in connection with its participation in the Paycheck Protection Program. The Company and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state, federal and foreign law. None of the Company, any of its Subsidiaries, or any of its or their respective directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true, correct and complete and accurately reflect the assets and results of such fiduciary account.

(g)    None of the Company or any of the Subsidiaries of the Company, or to the knowledge of the Company, any director, officer, employee, agent or other person acting on behalf of the Company or any of the Subsidiaries of the Company has, directly or indirectly, (i) used any funds of the Company or any of the Subsidiaries of the Company for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of the Company or any of the Subsidiaries of the Company, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of the Company or any of the Subsidiaries of the Company, (v) made any fraudulent entry on the books or records of the Company or any of the Subsidiaries of the Company, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for the Company or any of the

Subsidiaries of the Company, to pay for favorable treatment for business secured or to pay for special concessions already obtained for the Company or any of the Subsidiaries of the Company, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department, except, in each case, as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

Section 3.13    Material Contracts; Defaults.

(a)    Other than as set forth on Company Disclosure Schedule 3.13(a), neither the Company nor any of its Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) or amendment thereto (i) with respect to the employment of any directors, officers, employees or consultants, (ii) which would entitle any present or former director, officer, employee or agent of the Company or any of its Subsidiaries to indemnification from the Company or any of its Subsidiaries, (iii) the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, (iv) which grants any right of first refusal, right of first offer, or similar right with respect to any material assets or properties of the Company and or Subsidiaries, (v) which provides for payments to be made by the Company or any of its Subsidiaries upon a change in control, (vi) which provides for the lease of personal property having a value in excess of $100,000, (vii) which relates to capital expenditures and involves future payments in excess of $100,000, (viii) which relates to the disposition or acquisition of assets or any interest in any business enterprise outside the ordinary course of the Company’s business, (ix) which is not terminable on sixty (60) days or less notice and involving the payment of more than $100,000 per annum, or (x) which materially restricts the conduct of any business by the Company of any of its Subsidiaries (collectively, “Material Contracts”). The Company has previously made available to Buyer true, complete, and correct copies of each Material Contract.

(b)    Except as set forth on Company Disclosure Schedule 3.13(b), (i) each Material Contract is valid and binding on the Company or its applicable Subsidiary and in full force and effect, and, to the Knowledge of the Company, is valid and binding on the other parties thereto, (ii) the Company and each of its Subsidiaries and, to the Knowledge of the Company, each of the other parties thereto, has in all material respects performed all obligations required to be performed by such party to date under each Material Contract, and (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute a material breach or default on the part of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto, under any such Material Contract, except, in each case, where such invalidity, failure to be binding, failure to so perform or breach or default, individually or in the aggregate, would not have or reasonably be expected to have a Material Adverse Effect on the Company. No power of attorney or similar authorization given directly or indirectly by the Company is currently outstanding.

(c)    Company Disclosure Schedule 3.13(c) contains a schedule showing the present value of the monetary amounts payable as of the date specified in such schedule, whether individually or in the aggregate (including good faith estimates of all amounts not subject to precise quantification as of the date of this Agreement, such as Tax indemnification payments in respect of income or excise Taxes), under any employment, change-in-control, severance or similar contract or plan (other than the Company Employee Severance Compensation Plan) with or which covers any present or former employee, director or consultant of the Company or any of its Subsidiaries and identifying the types and estimated amounts of the in-kind benefits due under any Company Pension Plan (other than a plan qualified under Section 401(a) of the Code), Company Benefit Plan or Material Contract for each such person, specifying the assumptions in such schedule. The failure of the Company to include amounts that are immaterial (both individually and in the aggregate) on Company Disclosure Schedule 3.13(c) shall not constitute a breach of this Section 3.13(c).

(d)    Other than the consents, approvals, authorizations, notices or other actions (collectively, “Company Third Party Consents”) required under Material Contracts as set forth on Company Disclosure

Schedule 3.13(d), no third party consent by any Person is required under a Material Contract in connection with the execution, delivery, and performance of this Agreement and the consummation of the transactions it contemplates.

Section 3.14    Agreements with Regulatory Agencies. Neither the Company nor any of its Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has adopted any board resolutions at the request of any Governmental Authority that currently restricts in any material respect the conduct of its business or that in any manner relates to its capital adequacy, its credit or risk management policies, its dividend policies, its management, its business or its operations (each, a “Company Regulatory Agreement”), nor has the Company or any of its Subsidiaries been advised in writing or orally, by any Governmental Authority that it is considering issuing, initiating, ordering, or requesting any such Company Regulatory Agreement. To the Company’s Knowledge, there are no investigations relating to any material regulatory matters pending before any Governmental Authority with respect to the Company or any of its Subsidiaries.

Section 3.15    Brokers. Neither the Company, any Subsidiary of the Company, nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions, or finder’s fees in connection with any of the transactions contemplated by this Agreement, except that the Company has engaged, and will pay a fee or commission to, Raymond James & Associates (“Raymond James”) in accordance with the terms of a letter agreement between Raymond James and the Company, a true, complete, and correct copy of which has been made available by the Company to Buyer.

Section 3.16    Employee Benefit Plans.

(a)    All benefit and compensation plans, contracts, policies, or arrangements (whether or not written) (i) covering current or former employees of the Company or any of its Subsidiaries (the “Company Employees”), (ii) covering current or former directors of the Company or any of its Subsidiaries, or (iii) with respect to which the Company or any Subsidiary of the Company has or may have any liability or contingent liability (including liability arising from affiliation under Section 414 of the Code or Section 4001 of ERISA) including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA, and deferred compensation, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus plans (the “Company Benefit Plans”), are identified on Company Disclosure Schedule 3.16(a). True and complete copies of all Company Benefit Plans including, but not limited to, any trust instruments and insurance contracts forming a part of any Company Benefit Plans and all amendments to them, IRS Forms 5500 (for the three most recently completed plan years), current summary plan descriptions, and the most recent IRS determination or opinion letters with respect to them, have been made available to Buyer, in each case, to the extent applicable.

(b)    All Company Benefit Plans are in material compliance in form and operation with all applicable Laws, including ERISA and the Code. Each Company Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Company Pension Plan”) and which is intended to be qualified under Section 401(a) of the Code, has received a favorable determination or opinion letter from the IRS that is currently in effect, and no circumstance exists that could result in revocation of any such favorable determination letter or the loss of the qualification of the Company Pension Plan under Section 401(a) of the Code. There is no pending or, to the Company’s Knowledge, threatened litigation relating to the Company Benefit Plans. Neither the Company nor any of its Subsidiaries has engaged in, or has Knowledge of, a transaction with respect to any Company Benefit Plan or Company Pension Plan that, assuming the taxable period of the transaction expired as of the date of this Agreement, could subject the Company or any of its Subsidiaries to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA.

(c)    Except as described on Company Disclosure Schedule 3.16(c), no liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by the Company or any of its Subsidiaries with respect to any ongoing, frozen or terminated “single employer plan,” within the meaning of Section 4001(a)(15) of ERISA (including any multiple employer plan as described in 29 C.F.R. Section 4001.2), currently or formerly maintained or contributed to by the Company, any of its Subsidiaries or any entity which is considered one employer with the Company or any of its Subsidiaries under Section 4001 of ERISA or Section 414 of the Code (an “ERISA Affiliate”). Neither the Company nor any ERISA Affiliate has contributed to (or been obligated to contribute to) a “multiemployer plan” within the meaning of Section 3(37) of ERISA at any time during the six (6) year period ending on the Closing Date, and neither the Company nor any of its Subsidiaries has incurred, and does not expect to incur, any withdrawal liability with respect to a multiemployer plan under Subtitle E of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate). No notice of a “reportable event,” within the meaning of Section 4043 of ERISA for which the thirty (30) day reporting requirement has not been waived, has been required to be filed for any Company Pension Plan or by any ERISA Affiliate within the thirty-six (36) month period ending on the date of this Agreement or will be required to be filed in connection with the transactions contemplated by this Agreement.

(d)    All contributions required to be made with respect to all Company Benefit Plans have been timely made or have been reflected on the financial statements of the Company to the extent required by GAAP. No Company Pension Plan or single-employer plan of an ERISA Affiliate has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA or has otherwise failed to satisfy the minimum funding requirements of Section 412 of the Code or Sections 302 and 303 of ERISA, and none of the Company or any ERISA Affiliate has an outstanding funding waiver. No Company Benefit Plan is considered to be an “at-risk” plan within the meaning of Section 430 of the Code or Section 303 of ERISA.

(e)    Other than as set forth on Company Disclosure Schedule 3.16(e), neither the Company nor any of its Subsidiaries has any material obligations for retiree health or life benefits under any Company Benefit Plan, other than coverage as may be required under Section 4980B of the Code or Part 6 of Title I of ERISA, or under the continuation of coverage provisions of the Laws of any state or locality. All Company Benefit Plans that are group health plans have been operated in material compliance with the group health plan continuation requirements of Section 4980B of the Code and Sections 601-609 of ERISA, the certification of prior coverage and other requirements of Sections 701-702 and 711-713 of ERISA and the terms and conditions of the Patient Protection and Affordable Care Act. The Company may amend or terminate any such Company Benefit Plan at any time without incurring any liability thereunder, other than routine administrative costs.

(f)    Other than as set forth on Company Disclosure Schedule 3.16(f) or as otherwise expressly provided in this Agreement, the execution of this Agreement, obtaining the Requisite Company Shareholder Approval or the consummation of any of the transactions contemplated by this Agreement will not (i) entitle any Company Employee to severance pay or any increase in severance pay upon any termination of employment after the date of this Agreement under any Company Benefit Plans, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any of the Company Benefit Plans, (iii) result in any breach or violation of, or a default under, any of the Company Benefit Plans, (iv) result in any payment under any Company Benefit Plans that would be a “parachute payment” as defined in Section 280G of the Code, without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future, (v) limit or restrict the right of the Company or Company Bank or, after the consummation of the transactions contemplated by this Agreement, Buyer or any of its Subsidiaries, to merge, amend, or terminate any of the Company Benefit Plans, (vi) result in payments under any of the Company Benefit Plans which would not be deductible under Section 280G of the Code, or (vii) result in any accounting accruals under any Company Benefit Plans not in the ordinary course of business.

(g)    Each Company Benefit Plan that is a deferred compensation plan is in material compliance with Section 409A of the Code, to the extent applicable. All elections made with respect to compensation deferred under an arrangement subject to Section 409A of the Code have been made in accordance with the requirements of Section 409A of the Code and the regulations promulgated thereunder, to the extent applicable. Neither the Company nor any of its Subsidiaries (i) has taken any action, or has failed to take any action, that has resulted or could reasonably be expected to result in the interest and tax penalties specified in Section 409A(a)(1)(B) of the Code being owed by any participant in a Company Benefit Plan or (ii) has agreed to reimburse or indemnify any participant or beneficiary in a Company Benefit Plan for the interest or penalties specified in Section 409A(a)(1)(B) of the Code that may be currently due or triggered in the future.

(h)    Company Disclosure Schedule 3.16(h) sets forth the monetary amounts payable as of the date specified on such Schedule, whether individually or in the aggregate (including good faith estimates of all amounts not subject to precise quantification as of the date of this Agreement, such as tax indemnification payments in respect of income or excise taxes), under any employment, change-in-control, severance or similar contract, plan or arrangement with or which covers any present or former director, officer or employee of the Company or any of its Subsidiaries who may be entitled to any amount and identifying the types and estimated amounts of the in-kind benefits due under any Company Benefit Plans (other than a plan qualified under Section 401(a) of the Code or under the Company Employee Severance Compensation Plan) for each such person, specifying the assumptions in such schedule and providing estimates of other required contributions to any trusts for any related fees or expenses.

(i)    To the Company’s Knowledge, the Company and its Subsidiaries have correctly classified all individuals who directly or indirectly perform services for the Company or any of its Subsidiaries for purposes of each Company Benefit Plan, ERISA, the Code, tax withholding, unemployment compensation Laws, workers’ compensation Laws and all other applicable Laws.

(j)    Each Option (A) was granted in compliance with all applicable Laws and all of the terms and conditions of the applicable plan pursuant to which it was issued, (B) has an exercise price per share equal to or greater than the fair market value of a share of Company Common Stock on the date of such grant (as determined pursuant to the applicable Company Equity Plan), (C) has a grant date identical to the date on which the Company’s Board of Directors or compensation committee actually awarded it, and (D) qualifies for the tax and accounting treatment afforded to such award in the Company’s tax returns and the Company’s financial statements, respectively.

(k)    Company Disclosure Schedule 3.16(k) sets forth a true, correct and complete description of (i) all bank owned life insurance (“BOLI”) coverage covering the lives of current and former employees, officers and directors of the Company and Company Bank (the “BOLI Covered Individuals”) that is owned by the Company or its Subsidiaries, including the value of BOLI as of the Company Balance Sheet Date, and (ii) all death benefits that have been provided to current and former employees, officers and directors of the Company and Company Bank in lieu of providing them with a BOLI policy (the “Insured Individuals”). The value of such BOLI is and has been fairly and accurately reflected in the Company’s balance sheet in accordance with GAAP. The Company or one of its Subsidiaries has entered into an agreement with each BOLI Covered Individual and Insured Individual (an “Insurance Agreement”) entitling each such individual to receive a death benefit. Other than BOLI for the BOLI Covered Individuals and the death benefits provided to the Insured Individuals, neither the Company nor any of its Subsidiaries sponsors, maintains or otherwise provides BOLI coverage or any other type of insurance coverage providing, or shall be obligated to pay, any death benefits with respect to any current or former employee, officer or director of the Company or its Subsidiaries. The Company has made available to Buyer true and complete copies of the agreements and other documents providing for the BOLI, the Insurance Agreements and of any plan documents that afford to the BOLI Covered Individuals and the Insured Individuals any rights to receive payments from BOLI. Such Insurance Agreements and plan documents will entitle the BOLI Covered Individuals and the Insured Individuals to the payments set forth in the Insurance Agreements, but no other payments. To the extent required by applicable Law, the Company has obtained consent from each BOLI Covered Individual and Insured Individual to obtain the relevant life insurance coverage.

Section 3.17    Labor Matters. Neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, contract, or other agreement or understanding with a labor union or labor organization, nor is there any proceeding pending or, to the Company’s Knowledge threatened, asserting that the Company or any of its Subsidiaries has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel the Company or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it pending or, to the Company’s Knowledge, threatened, nor, to the Company’s Knowledge, is there any activity involving its employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

Section 3.18    Environmental Matters. Except as set forth on Company Disclosure Schedule 3.18:

(a)    To the Company’s Knowledge, no real property (including buildings or other structures) currently owned or operated by the Company or any of its Subsidiaries has had any Release of any Hazardous Material in contravention of Environmental Law.

(b)    To the Company’s Knowledge, each of the Company and each of its Subsidiaries is in compliance, in all material respects, with applicable Environmental Law.

(c)    Neither the Company nor any of its Subsidiaries has received (i) any written notice, demand letter, or claim alleging any material violation of, any Environmental Law or (ii) any written request for information pursuant to Environmental Law, which, in each case, either remains pending or unresolved, as of the Closing.

(d)    Neither the Company nor any of its Subsidiaries is, or has been, subject to any order, decree, or injunction relating to a violation of or allegation of liability under any Environmental Law.

(e)    The Company has previously made available to Buyer any environmental reports, studies, audits, records, sampling data, site assessments and other similar documents prepared within the last three (3) years that relate to environmental matters concerning any currently owned, operated or leased Real Property which are in the possession of the Company.

(f)    To the Company’s Knowledge, there is no litigation pending or, threatened against the Company or any of its Subsidiaries relating to any property currently owned or operated by the Company or any of its Subsidiaries before any court, or Governmental Authority (i) for alleged noncompliance with any Environmental Law or (ii) relating to the Release of any Hazardous Material in contravention of Environmental Laws.

Section 3.19    Tax Matters.

(a)    Except as set forth on Company Disclosure Schedule 3.19(a), the Company and each of its Subsidiaries has filed all material Tax Returns that it was required to file under applicable Laws prior to the Effective Time, other than Tax Returns that are not yet due or for which a request for extension was filed consistent with requirements of applicable Laws. All Tax Returns were correct and complete in all material respects and were prepared in substantial compliance with all applicable Laws. Taxes due and owing by the Company or any of its Subsidiaries have been paid, other than any Taxes that have been reserved or accrued on the balance sheet of the Company or which the Company is contesting in good faith. Neither the Company nor any Subsidiary of the Company is the beneficiary of any extension of time within which to file any Tax Return, and neither the Company nor any of its Subsidiaries currently has any open tax years for which the applicable statute of limitations has been extended or suspended. No written claim has ever been made by an authority in a jurisdiction where the Company or any Subsidiary of the Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Liens for Taxes (other than statutory liens for Taxes not yet due and payable, or Taxes that are being contested in good faith and for which adequate provision has been made on the balance sheet of the Company) upon any of the assets of the Company or any of its Subsidiaries.

(b)    Except as set forth on Company Disclosure Schedule 3.19(b), the Company and its Subsidiaries have withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor or shareholder.

(c)    To the Company’s Knowledge, no foreign, federal, state, or local Tax audits or administrative or judicial Tax proceedings are being conducted or are pending with respect to the Company or any Subsidiary of the Company. Other than with respect to audits that have already been completed and resolved, neither the Company nor any Subsidiary of the Company has received from any foreign, federal, state, or local Taxing Authority (including in jurisdictions where the Company or any Subsidiary of the Company has not filed Tax Returns) any written notice indicating an intent to open an audit or other review.

(d)    The Company has made available to Buyer true and complete copies of the United States federal, state, local, and foreign income Tax Returns filed with respect to the Company for taxable periods ended December 31, 2020 and 2019. The Company has made available to Buyer correct and complete copies of all examination reports and statements of deficiencies assessed against or agreed to by the Company or any Subsidiary of the Company filed for the years ended December 31, 2020 and 2019. The Company and each Subsidiary of the Company has taken such actions in response to and in compliance with notices that the Company or any Subsidiary of the Company has received from the IRS in respect of information reporting and backup and nonresident withholding as are required by applicable Law. The Company has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency and no request to waive or extend such a statute of limitations or time period has been filed or is currently pending.

(e)    Neither the Company nor any Subsidiary of the Company shall be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date; (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local or foreign income Tax Law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount received on or prior to the Closing Date.

(f)    Neither the Company nor any Subsidiary of the Company has distributed stock of another Person or had its stock distributed by another Person in a transaction that was governed in whole or in part by Section 355 or Section 361 of the Code.

(g)    Neither the Company nor any Subsidiary of the Company is or has been a party to any “listed transaction,” as defined in Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2).

(h)    The Company has not taken or agreed to take any action and has no Knowledge of any fact, agreement, plan, or other circumstance that is reasonably likely to prevent or impede the Merger and Bank Merger from qualifying as a “reorganization” under Section 368(a) of the Code.

Section 3.20    Investment Securities; Borrowings; Deposits.

(a)    Except for investments in FHLB stock, FRB stock and pledges to secure FHLB or FRB borrowings and reverse repurchase agreements entered into in arms-length transactions pursuant to normal commercial terms and conditions and entered into in the ordinary course of business consistent with past practice and restrictions that exist for securities to be classified as “held to maturity,” none of the investment securities held by the Company or any of its Subsidiaries is subject to any restriction (contractual or statutory) that would materially impair the ability of the entity holding such investment to freely dispose of such investment at any time.

(b)    Company Disclosure Schedule 3.20(b) sets forth, as of the Company Balance Sheet Date, a true and complete list of the borrowed funds (excluding deposit accounts) of the Company and its Subsidiaries.

(c)    Except as set forth on Company Disclosure Schedule 3.20(c), none of the deposits of the Company or any of its Subsidiaries is a “brokered” or “listing service” deposit.

Section 3.21    Derivative Transactions. Except for those Derivative Transactions and other instruments legally purchased or entered into in the ordinary course of business consistent with past practice, consistent with regulatory requirements and listed (as of the date hereof) on Company Disclosure Schedule 3.21, neither the Company nor any Subsidiary of the Company is a party to or has agreed to enter into any Derivative Transaction or owns securities that (A) are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes” or “capped floating rate mortgage derivatives” or (B) are likely to have changes in value as a result of interest or exchange rate changes that significantly exceed normal changes in value attributable to interest or exchange rate changes.

Section 3.22    Regulatory Capitalization. Company Bank is “well capitalized,” as such term is defined in the rules and regulations promulgated by the FDIC.

Section 3.23    Loans; Nonperforming and Classified Assets.

(a)    Except as set forth on Company Disclosure Schedule 3.23(a), as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to any written or oral loan, loan agreement, note or borrowing arrangement (including, without limitation, leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”), under the terms of which the obligor was, as of the Company Balance Sheet Date, more than ninety (90) days delinquent in payment of principal or interest or in default of any other material provision. Company Disclosure Schedule 3.23(a) identifies (x) each Loan that, as of the date of the Company’s most recent bank examination, was classified as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import by the Company or Company Bank, together with the principal amount of and accrued and unpaid interest on each Loan and the identity of the borrower, and (y) each asset of the Company that as of the Company Balance Sheet Date was classified as other real estate owned (“OREO”) and its book value as of such date.

(b)    To the Company’s Knowledge, each Loan held in Company Bank’s loan portfolio (“Company Loan”) (i) is evidenced by notes, agreements, or other evidences of indebtedness that are true, genuine, and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected and (iii) is a legal, valid, and binding obligation of the obligor named in such documents, enforceable in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar Laws affecting creditors’ rights and remedies generally.

(c)    To the Company’s Knowledge, the loan documents with respect to each Company Loan are complete and correct in all material respects and neither the Company nor any of its Subsidiaries nor any prior holder of a Company Loan has modified the note or any of the related security documents in any material respect or satisfied, canceled or subordinated the note or any of the related security documents except as otherwise disclosed by documents in the applicable Company Loan file. The Company or a Subsidiary of the Company is the sole holder of legal and beneficial title to each Company Loan, except as otherwise referenced on the books and records of the Company. To the Company’s Knowledge, there is no pending or threatened condemnation proceeding or similar proceeding affecting the property that serves as security for a Company Loan, except as otherwise referenced on the books and records of the Company, and except as set forth on Company Disclosure Schedule 3.23(c), there is no pending or threatened litigation or proceeding relating to the property that serves as security for a Company Loan.

(d)    Neither the Company nor Company Bank is a party to any agreement or arrangement with (or otherwise obligated to) any Person that obligates the Company to repurchase from that Person any Loan or other asset of the Company or Company Bank solely on account of a payment default by the obligor on any such Loan.

Section 3.24    Reserves.

(a)    The Company’s allowance for loan losses as reflected in the Company’s audited balance sheet as of December 31, 2020 was, and the allowance shown on the balance sheets in the Company financial statements for periods ending after such date, in the reasonable judgment of management, was as of their dates, in compliance with the Company’s existing methodology for determining the adequacy of its allowance for loan losses as well as the standards established by applicable Governmental Authority, the Financial Accounting Standards Board and GAAP, and is adequate under all such standards.

(b)    The reserve for Taxes as calculated under and required under Financial Accounting Standards Board Interpretation 48 in the Company Financial Statements was adequate for all contingencies and included all reasonably possible contingencies as of the dates of such Company Financial Statements.

(c)    Any impairment on loans, investments, derivatives and any other financial instrument in the Company Financial Statements was correctly accounted for under GAAP.

Section 3.25    CRA. The Company has complied in all material respects with the Community Reinvestment Act (“CRA”) and the Company has no reason to believe that any person or group would object successfully to the consummation of the Merger due to the CRA performance of or rating of the Company. The Company has a CRA rating of at least “satisfactory.” Except as listed on Company Disclosure Schedule 3.25, since January 1, 2019, no person or group has adversely commented in writing to the Company in a manner requiring recording in a file of CRA communications upon the CRA performance of the Company.

Section 3.26    Transactions with Management. Except for (i) deposits, all of which are on terms and conditions comparable to those made available to other customers of the Company Bank at the time such deposits were entered into, (ii) the Loans listed on Company Disclosure Schedule 3.26, (iii) compensation arrangements or obligations under the Company Benefit Plans, and (iv) items set forth on Company Disclosure Schedule 3.26, there are no contracts or transactions with or commitments to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve Board), including with respect to any business directly or indirectly controlled by any such person. No Loan or credit accommodation to any Affiliate of the Company or any Subsidiary of the Company is presently in default or, during the three-year period prior to the date of this Agreement, has been in default or has been restructured, modified or extended (with respect to extensions, not in the ordinary course of business) except for rate modifications pursuant to its loan modification policy that is applicable to all Persons. The Company has not been notified that principal and interest with respect to any such Loan or other credit accommodation will not be paid when due or that the loan grade classification accorded such Loan or credit accommodation by the Company is inappropriate.

Section 3.27    Tangible Properties and Assets.

(a)    Except as set forth on Company Disclosure Schedule 3.27(a), and except for properties and assets disposed of in the ordinary course of business or as permitted by this Agreement, each of the Company and each of its Subsidiaries has good, valid, and marketable title to, valid leasehold interests in or otherwise legally enforceable rights to use all of the real property, personal property, and other assets (tangible or intangible), used, occupied, and operated or held for use by it in connection with its business as presently conducted in each case, free and clear of any Lien, except for (i) statutory Liens for amounts not yet delinquent and (ii) Liens incurred in the ordinary course of business or imperfections of title, easements, and encumbrances, if any, that, individually and in the aggregate, are not material in character, amount or extent, and do not materially detract from the value and do not materially interfere with the present use, occupancy, or operation of any material asset.

(b)    Company Disclosure Schedule 3.27(b) sets forth a true, correct, and complete schedule of all leases, subleases, licenses and other agreements under which the Company uses or occupies or has the right to use or occupy, now or in the future, real property (collectively, “Leases”). Each Lease is valid, binding, and in full force and effect and neither the Company nor any of its Subsidiaries has received a written notice of, and otherwise has no Knowledge of any, default or termination with respect to any Lease. There has not occurred any event and no condition exists that would constitute a termination event or a material breach by the Company or any of its Subsidiaries of, or material default by the Company or any of its Subsidiaries in, the performance of any covenant, agreement, or condition contained in any Lease, and to the Company’s Knowledge, no lessor under a Lease is in material breach or default in the performance of any material covenant, agreement, or condition contained in such Lease. Except as set forth on Company Disclosure Schedule 3.27(b), there is no pending or, to the Company’s Knowledge, threatened material legal, administrative, arbitral or other proceeding, claim, action, or governmental or regulatory investigation of any nature with respect to the real property that the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, including without limitation a pending or threatened taking of any real property by eminent domain. The Company and each of its Subsidiaries has paid all rents and other charges to the extent due under the Leases.

Section 3.28    Intellectual Property. Company Disclosure Schedule 3.28 lists all the patents, patent applications, trademark registrations and pending applications for registration, copyright registrations and pending applications for registration and Internet domain name registrations owned by the Company. The Company or a Subsidiary of the Company owns or has the right to use all Company Intellectual Property, which Company Intellectual Property constitutes all of the Intellectual Property necessary to carry on the business of the Company as currently conducted. To the Company’s Knowledge, (i) neither the Company nor any of its Subsidiaries has received any written notice or written claim that it or they have infringed, misappropriated, or otherwise violated the Intellectual Property of any Person, and (ii) no Person is infringing, misappropriating or otherwise violating any Company Intellectual Property.

Section 3.29    Insurance. Company Disclosure Schedule 3.29 identifies all of the material insurance policies, binders, or bonds currently maintained by the Company and its Subsidiaries, other than credit-life policies (collectively, the “Insurance Policies”), including the insurer, policy numbers, amount of coverage, effective and termination dates and any pending claims involving more than $50,000. The Company and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of the Company reasonably has determined to be prudent in accordance with industry practices. All the Insurance Policies are in full force and effect, and neither the Company nor any of its Subsidiaries is in material default of them and all claims under the Insurance Policies have been filed in a timely fashion. Neither the Company nor any Subsidiary of the Company has received notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any Insurance Policy.

Section 3.30    Fairness Opinion. The Board of Directors of the Company has received the written opinion of Raymond James to the effect that, subject to the terms, conditions and qualifications set forth therein, as of the date of this Agreement, the Merger Consideration is fair to the holders of Company Common Stock from a financial point of view.

Section 3.31    Joint Proxy Statement-Prospectus. As of the date of the Joint Proxy Statement-Prospectus and the date(s) of the Company Meeting and the Buyer Meeting to which such Joint Proxy Statement-Prospectus relates, none of the information to be supplied by the Company specifically for inclusion or incorporation by reference in the Joint Proxy Statement-Prospectus and the registration statement on Form S-4 of which the Joint Proxy Statement-Prospectus forms a Part (the “Registration Statement”), or any amendment or supplement thereto, will contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained in the Joint Proxy Statement-Prospectus, as so amended or supplemented, in light of the circumstances under which they were made, not misleading; provided, however, that information as of a later date shall be deemed to modify information as of an earlier date. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information provided or supplied by or on behalf of Buyer or its Subsidiaries for inclusion in the Joint Proxy Statement-Prospectus or the Registration Statement.

Section 3.32    Information Security. To the Company’s Knowledge, since January 1, 2020, no third party has gained unauthorized access to any information technology networks controlled by and material to the operation of the business of the Company and its Subsidiaries.

Section 3.33    Indemnification. Except as provided in the Company’s Certificate of Incorporation and Bylaws, or the Material Contracts, neither the Company nor any of its Subsidiaries is a party to any indemnification agreement with any of its present or former directors, officers, employees, agents or with any other persons who serve or served in any other capacity with any other enterprise at the request of the Company (a “Covered Person”), and, to the Knowledge of the Company, there are no claims for which any Covered Person would be entitled to indemnification under the Company’s Certificate of Incorporation and Bylaws, applicable Law or any indemnification agreement.

Section 3.34    Antitakeover Provisions Inapplicable. The Board of Directors of the Company has approved the transactions contemplated by this Agreement such that the provisions of Sections 14A:10A-1 et seq. of the NJBCA will not, assuming the accuracy of the representations contained in Section  4.27 of this Agreement, apply to this Agreement or any of the other transactions contemplated hereby.

Section 3.35     No Other Representations or Warranties.

(a)    Except for the representations and warranties made by the Company in this Article III, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company nor any other Person makes or has made any representation or warranty to Buyer or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to the Company, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by the Company in this Article III, any oral or written information presented to Buyer or any of its Affiliates or Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b)    The Company acknowledges and agrees that neither Buyer nor any other Person has made or is making any express or implied representation or warranty with respect to Buyer, its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, other than those contained in Article IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Section 4.01    Making of Representations and Warranties.

(a)    Concurrently with the execution this Agreement, Buyer has delivered to the Company a schedule (the “Buyer Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision of this Agreement or as an exception to one or more representations or warranties contained in Article IV or to one or more of its covenants contained in Article V; provided, however, that the mere inclusion of an item on the Buyer Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Buyer that such item represents a material exception or fact, event or circumstance or that the item disclosed is, or would reasonably be expected to have, a Material Adverse Effect with respect to Buyer; and provided further, that any disclosures made with respect to a Section of this Article IV shall be deemed to qualify only (1) any other

Section of this Article IV specifically referenced or cross-referenced, and (2) other Sections of this Article IV to the extent that is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other Sections.

(b)    Except (i) as set forth on the Buyer Disclosure Schedule, and (ii) as disclosed in any report, forms, schedules, registrations statements and other documents publicly filed by Buyer with the SEC since January 1, 2021 and prior to the date of this Agreement (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Buyer represents and warrants to the Company that the statements contained in this Article IV are true and correct as of the date of this Agreement and will be true and correct as of the Closing Date (as though made on and as of the Closing Date), except as to any representation or warranty which specifically speaks as to an earlier date (including, without limitation, representations made as of “the date of this Agreement”), which only need be correct as of the specified earlier date.

Section 4.02    Organization, Standing and Authority. Buyer is a New Jersey corporation duly organized, validly existing, and in good standing under the Laws of the State of New Jersey, and is a duly registered bank holding company under the BHC Act and meets the applicable requirements for qualification under the BHC Act and the regulations of the FRB. Buyer has full corporate power and authority to carry on its business as now conducted and is duly licensed or qualified to do business in each jurisdiction where its ownership or leasing of property or the conduct of its business requires qualification, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Buyer Bank is a New Jersey chartered commercial bank duly organized, validly existing, and in good standing under the Laws of the State of New Jersey. Buyer Bank’s deposits are insured by the FDIC in the manner and to the full extent permitted by Law, and all premiums and FDIC assessments required to be paid have been paid by Buyer Bank when due.

Section 4.03    Capital Stock. The authorized capital stock of Buyer consists of (a) one million (1,000,000) shares of preferred stock, no par value per share (“Buyer Preferred Stock”), and (b) one hundred million (100,000,000) shares of Buyer Common Stock, no par value per share. As of the date of this Agreement, there were (i) no shares of Buyer Preferred Stock outstanding, (ii) 50,602,078 shares of Buyer Common Stock outstanding, (iii) 131,035 shares of Buyer Common Stock held by Buyer in treasury, and (iv) 1,236,794 shares of Buyer Common Stock are reserved for future issuance pursuant to the Buyer Benefit Plans. The outstanding shares of Buyer Common Stock have been duly authorized and validly issued and are fully paid and non-assessable. All of the outstanding shares of capital stock of Buyer’s Subsidiaries are duly authorized, validly issued, fully paid, and nonassessable, are not subject to preemptive rights, and are owned by Buyer or another Subsidiary of Buyer free and clear of all security interests, liens, claims, pledges, taking actions, agreements, limitations in Buyer’s voting rights, charges, or other encumbrances of any nature whatsoever. As of the date of this Agreement, there are no options, warrants, or other similar rights, convertible or exchangeable securities, “phantom stock” rights, stock appreciation rights, stock based performance units, agreements, arrangements, commitments, or understandings to which Buyer is a party, whether or not in writing, of any character relating to the issued or unissued capital stock or other securities of Buyer or any of Buyer’s Subsidiaries or obligating Buyer or any of Buyer’s Subsidiaries to issue (whether upon conversion, exchange, or otherwise) or sell any share of capital stock of, or other equity interests in or other securities of, Buyer or any of Buyer’s Subsidiaries, except for (i) shares of Buyer Common Stock issuable pursuant to the Buyer Benefits Plans and (ii) by virtue of this Agreement. The shares of Buyer Common Stock to be issued pursuant to this Agreement, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid, and nonassessable and will not be subject to preemptive rights.

Section 4.04    Corporate Power; Minute Books. Buyer and its Subsidiaries have the corporate power and authority to carry on their business as it is now being conducted and to own all their properties and assets; and Buyer has the corporate power and authority to execute, deliver, and perform its obligations under this

Agreement and to consummate the transactions contemplated by this Agreement, subject to receipt of all necessary approvals of Governmental Authorities and the approval of the issuance of shares of Buyer Common Stock in the Merger (the “Buyer Share Issuance”) by Buyer’s shareholders. Buyer has made available to the Company complete and correct copies of the minutes of all meetings of Buyer’s Board of Directors and Buyer Bank’s Board of Directors and each committee of the boards of directors of Buyer held since January 1, 2020, with any discussions of regulatory examination ratings and merger and acquisition opportunities redacted. The minute books of Buyer contain true, complete, and accurate records of all corporate actions taken by shareholders of Buyer and the Boards of Directors of Buyer (including committees of Buyer’s Board of Directors) and Buyer Bank.

Section 4.05    Corporate Authority. Subject only to the approval of the Buyer Share Issuance by a majority of all votes cast by the holders of outstanding Buyer Common Stock at a meeting of the shareholders of Buyer at which a quorum exists (the “Requisite Buyer Shareholder Approval”), this Agreement and the transactions contemplated by this Agreement have been authorized by all necessary corporate action of Buyer. Buyer’s Board of Directors has directed that the Buyer Share Issuance be submitted to Buyer’s shareholders for approval, and no other vote of the shareholders of Buyer is required by applicable Law, the Certificate of Incorporation of Buyer, the Bylaws of Buyer or otherwise to approve this Agreement and the transactions it contemplates. The Board of Directors of Buyer Bank has determined that the Bank Merger, on the terms and conditions set forth in the Bank Merger Agreement, is advisable and in the best interests of Buyer Bank and its sole shareholder, has adopted and approved the Bank Merger Agreement and the Bank Merger, has directed that the Bank Merger Agreement be submitted to Buyer Bank’s sole shareholder for approval, and has adopted resolutions to the foregoing effect. In its capacity as sole shareholder of Buyer Bank, Buyer, through its Board of Directors, has approved the Bank Merger and the Bank Merger Agreement. Buyer has duly executed and delivered this Agreement and, assuming due authorization, execution, and delivery by the Company, this Agreement is a valid and legally binding obligation of Buyer, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer, and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

Section 4.06    SEC Documents; Other Reports; Internal Controls.

(a)    Except as set forth on Buyer Disclosure Schedule 4.06(a), Buyer has filed all required reports, forms, schedules, registration statements and other documents with the SEC since January 1, 2020 (the “Buyer Reports”) and has paid all associated fees and assessments due and payable. As of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing, as of the date of that subsequent filing), the Buyer Reports complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC applicable to such Buyer Reports, and none of the Buyer Reports when filed with the SEC, and if amended, as of the date of the amendment, contained any untrue statement of a material fact or omitted to state a material fact required to be stated or necessary to make the statements, in light of the circumstances under which they were made, not misleading. There are no outstanding comments from or unresolved issues raised by the SEC, as applicable, with respect to any of the Buyer Reports. None of Buyer’s Subsidiaries is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

(b)    Buyer and each of its Subsidiaries have timely filed all material reports, schedules, forms, registrations, statements and other documents, together with any amendments, that they were required to file since January 1, 2020 with any Governmental Authority (other than Buyer Reports) and have paid all fees and assessments due and payable. Except for normal examinations conducted by a Governmental Authority in the regular course of the business of Buyer and its Subsidiaries, no Governmental Authority has notified Buyer that it has initiated any proceeding or, to Buyer’s Knowledge, threatened an investigation into the business or operations of Buyer or any of its Subsidiaries since January 1, 2020. There is no material unresolved violation or exception by any Governmental Authority with respect to any report, form, schedule, registration, statement or other document filed by, or relating to any examinations by any Governmental Authority of, Buyer or any of its

Subsidiaries. Buyer Disclosure Schedule 4.06(b) lists all examinations of Buyer Bank conducted by the NJDOBI and the FDIC, and all examinations of Buyer conducted by the FRB, since January 1, 2020 and the dates of any responses thereto submitted by Buyer Bank and Buyer, respectively. Notwithstanding the foregoing, nothing in this Section 4.06(b) or this Agreement shall require Buyer to provide the Company with any confidential regulatory supervisory information of Buyer Bank or Buyer.

(c)    Based on its most recent evaluation prior to the date of this Agreement, Buyer has not had to disclose to Buyer’s outside auditors and the audit committee of Buyer’s Board of Directors (i) any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect in any material respect Buyer’s ability to record, process, summarize, and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Buyer’s internal controls over financial reporting.

(d)    The records, systems, controls, data, and information of Buyer and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical, or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Buyer or its Subsidiaries or accountants (including all means of access to them), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described in the following sentence. Buyer and its Subsidiaries have devised and maintained and currently maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

(e)    Buyer has designed and implemented, and has maintained and currently maintains disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information relating to Buyer and its Subsidiaries is made known to the management of Buyer by others within those entities as appropriate to allow timely decisions regarding required disclosure and to make the certifications required by the Exchange Act with respect to the Buyer Reports.

(f)    Since January 1, 2020, (x) neither Buyer nor any of its Subsidiaries nor, to Buyer’s Knowledge, any director, officer, employee, auditor, accountant, or representative of Buyer or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies, or methods of Buyer or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion, or claim that Buyer or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (y) no attorney representing Buyer or any of its Subsidiaries, whether or not employed by Buyer or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duties, or similar violation by Buyer or any of its officers, directors, employees, or agents to the Board of Directors of Buyer or any committee of the Board of Directors or to any director or officer of Buyer.

Section 4.07    Financial Statements; Undisclosed Liabilities.

(a)    The financial statements of Buyer (including any related notes and schedules) included in the Buyer Reports (the “Buyer Financial Statements”) complied as to form, as of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, as of the date of such subsequent filing), in all material respects, with all applicable accounting requirements and with the published rules and regulations of the SEC (except, in the case of unaudited statements, as permitted by the rules of the SEC), have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be expressly disclosed in the financial statements or in the notes to them), and fairly present, in all material respects, the consolidated financial position of Buyer and its Subsidiaries and the consolidated results of operations, changes in shareholders’ equity and cash flows of Buyer and its Subsidiaries as of the dates and for the periods shown. The books and records of Buyer and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

(b)    Except for (i) those liabilities that are fully reflected or reserved for in the consolidated financial statements of Buyer included in its Annual Report filed on Form 10-K for the fiscal year ended December 31, 2020, as filed with the SEC, (ii) liabilities or obligations incurred in the ordinary course of business since January 1, 2021 in amounts consistent with past practice (including such liabilities contained in the Buyer Reports); or (iii) liabilities or obligations incurred directly as a result of this Agreement, neither Buyer nor any of its Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued, or contingent or otherwise and whether due or to become due), and there is no existing condition, situation or set of circumstances that would reasonably be expected to result in such a liability that, either alone or when combined with all other liabilities of a type not described in clause (i) or (ii), has had, or would be reasonably expected to have, a Material Adverse Effect with respect to Buyer.

(c)    KPMG LLP, which has expressed its opinion with respect to the financial statements of Buyer and its Subsidiaries (including the related notes), is and has been throughout the periods covered by such financial statements “independent” with respect to Buyer within the meaning of the rules of applicable bank regulatory authorities and the Public Company Accounting Oversight Board.

Section 4.08    Regulatory Approvals; No Defaults.

(a)    No consents or approvals of, or waivers by, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by Buyer or any of its Subsidiaries or Affiliates in connection with the execution, delivery, or performance by Buyer of this Agreement, or to consummate the transactions contemplated by this Agreement (including the Bank Merger), except for (i) as applicable, filings of, applications or notices with, and consents, approvals or waivers by, or the making of satisfactory arrangements with, the FRB, the FDIC, and the NJDOBI; (ii) the Requisite Buyer Shareholder Approval; (iii) the filing and effectiveness of the Registration Statement with the SEC; (iv) the approval of the listing on NASDAQ of the Buyer Common Stock to be issued in the Merger; and (v) the filing of the Certificate of Merger with the New Jersey Department of Treasury.

(b)    Subject to receipt, or the making, of the consents, approvals, waivers and filings referred to in the immediately preceding paragraph and the expiration of the related waiting periods, the execution, delivery, and performance of this Agreement by Buyer, as applicable, and the consummation of the transactions contemplated by this Agreement do not and will not (i) constitute a breach or violation of, or a default under, the Certificate of Incorporation or Bylaws (or similar governing documents) of Buyer or any of its Subsidiaries or Affiliates, (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Buyer or any of its Subsidiaries, or any of their respective properties or assets or (iii) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Buyer or any of its Subsidiaries or Affiliates under, any of the terms, conditions, or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, contract, agreement or other instrument or obligation to which Buyer or any of its Subsidiaries or Affiliates is a party, or by which they or any of their respective properties or assets may be bound or affected, except, in the case of clauses (ii) and (iii) above, for violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations which would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect with respect to Buyer.

Section 4.09    Agreements with Regulatory Agencies. Neither Buyer nor any of its Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is a recipient of any extraordinary supervisory letter from, or is subject to any order or directive by, or has adopted any board resolutions at the request of any Governmental Authority that currently restricts in any material respect the conduct of its business or that in any manner relates to its capital adequacy, its credit or risk management policies, its dividend policies, its management, its business or its operations (each, a “Buyer Regulatory Agreement”), nor has Buyer or any of its Subsidiaries been advised in writing or orally, by any Governmental Authority that it is considering issuing, initiating, ordering, or requesting any Buyer Regulatory Agreement. To Buyer’s Knowledge, there are no investigations relating to any material regulatory matters pending before any Governmental Authority with respect to Buyer or any of its Subsidiaries.

Section 4.10    Absence of Certain Changes or Events. Since December 31, 2020 (the “Buyer Balance Sheet Date”), there has been no change or development or combination of changes or developments which, individually or in the aggregate, has had or is reasonably expected to have a Material Adverse Effect with respect to Buyer or its Subsidiaries, and to Buyer’s Knowledge, no fact or condition exists which is reasonably likely to cause a Material Adverse Effect with respect to Buyer in the future.

Section 4.11    Compliance with Laws.

(a)    Each of Buyer and each of its Subsidiaries is and since January 1, 2019 has been in compliance with all applicable federal, state, local statutes, Laws, regulations, ordinances, rules, judgments, orders, or decrees or applicable to it and its employees, including without limitation, all Laws related to data protection or privacy (including laws pertaining to the privacy and security of Personal Data), the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and any other Law relating to discriminatory lending, financing or leasing practices, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and the Dodd-Frank Act and the New Jersey Department of Banking and Insurance Act of 1948 (as amended).

(b)    Each of Buyer and each of its Subsidiaries has all material permits, licenses, authorizations, orders, and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted; all such permits, licenses, certificates of authority, orders, and approvals are in full force and effect and, to Buyer’s Knowledge, no suspension or cancellation of any of them is threatened.

(c)    Neither Buyer nor any of its Subsidiaries has received, since January 1, 2019, notification or communication from any Governmental Authority (i) asserting that it is not in compliance with any of the statutes, regulations, or ordinances which such Governmental Authority enforces or (ii) threatening to revoke any license, franchise, permit, or governmental authorization (nor, to Buyer’s Knowledge, do any grounds for any of the foregoing exist).

(d)    Buyer (including Buyer Bank) maintains a written information privacy and security program that maintains reasonable measures to protect the privacy, confidentiality and security of all Personal Data against any Security Breach. To the knowledge of Buyer, Buyer has not experienced any Security Breach that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Buyer. To the knowledge of Buyer, there are no data security or other technological vulnerabilities with respect to its information technology systems or networks that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Buyer.

(e)    Buyer Bank has complied in all material respects with all requirements of the CARES Act and the Paycheck Protection Program, including applicable guidance, in connection with its participation in the Paycheck Protection Program. Buyer and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state, federal and foreign law. None of Buyer, any of its Subsidiaries, or any of its or their respective directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true, correct and complete and accurately reflect the assets and results of such fiduciary account.

(f)    None of Buyer or any of the Buyer Subsidiaries, or to the knowledge of Buyer, any director, officer, employee, agent or other person acting on behalf of Buyer or any of the Buyer Subsidiaries has, directly or indirectly, (i) used any funds of Buyer or any of the Buyer Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of the Buyer or any of the Buyer Subsidiaries, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of Buyer or any of the Buyer Subsidiaries, (v) made any fraudulent entry on the books or records of Buyer or any of the Buyer Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for Buyer or any of the Buyer Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Buyer or any of the Buyer Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department, except, in each case, as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Buyer.

Section 4.12    Joint Proxy Statement-Prospectus Information; Registration Statement. As of the date of the Joint Proxy Statement-Prospectus and the date(s) of the Company Meeting and the Buyer Meeting to which such Joint Proxy Statement-Prospectus relates, none of the information supplied or to be supplied by Buyer specifically for inclusion or incorporation by reference in the Joint Proxy Statement-Prospectus and the Registration Statement, or any amendment or supplement thereto, will contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained in the Joint Proxy Statement-Prospectus, in light of the circumstances under which they were made, not misleading; provided, however, that that information as of a later date shall be deemed to modify information as of an earlier date. Notwithstanding the foregoing, no representation or warranty is made by Buyer with respect to statements made or incorporated by reference therein based on information provided or supplied by or on behalf of the Company or its Subsidiaries for inclusion in the Joint Proxy Statement-Prospectus.

Section 4.13    Legal Proceedings.

(a)    Except as set forth in Buyer Disclosure Schedule 4.13, neither Buyer nor any of its Subsidiaries is a party to any, nor are there any pending or, to Buyer’s Knowledge, threatened, civil, criminal, administrative or regulatory actions, suits, demand letters, claims, hearings, notices of violation, arbitrations, investigations, orders to show cause, market conduct examinations, notices of non-compliance or other proceedings of any material nature against Buyer or any of its Subsidiaries.

(b)    There is no injunction, order, judgment, or decree imposed upon Buyer, any of its Subsidiaries, or the assets of Buyer or any of its Subsidiaries, and neither Buyer nor any of its Subsidiaries has been advised of, or is aware of, the threat of any action.

Section 4.14    Brokers. Except for the fees and expenses payable to Buyer to Keefe, Bruyette & Woods, Inc. (“KBW”), none of Buyer, Buyer Bank, or any of their officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement.

Section 4.15    Employee Benefit Plans.

(a)    All benefit and compensation plans, contracts, policies or arrangements (whether or not written) (i) covering current or former employees of Buyer or any of its Subsidiaries (the “Buyer Employees”), (ii) covering current or former directors of Buyer or any of its Subsidiaries, or (iii) with respect to which Buyer or any Subsidiary of Buyer has or may have any liability or contingent liability (including liability arising from affiliation under Section 414 of the Code or Section 4001 of ERISA) including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA, and deferred compensation, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus plans (the “Buyer Benefit Plans”), are identified on Buyer Disclosure Schedule 4.15(a). True and complete copies of all Buyer Benefit Plans including, but not limited to, any trust instruments and insurance contracts forming a part of any Buyer Benefit Plans and all amendments to them, IRS Forms 5500 (for the three most recently completed plan years), current summary plan descriptions, and the most recent IRS determination or opinion letters with respect to them, have been made available to the company, in each case, to the extent applicable.

(b)    All Buyer Benefit Plans are in material compliance in form and operation with all applicable Laws, including ERISA and the Code. Each Buyer Benefit Plan that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Buyer Pension Plan”) and which is intended to be qualified under Section 401(a) of the Code, has received a favorable determination or opinion letter from the IRS that is currently in effect, and no circumstance exists could result in revocation of any such favorable determination letter or the loss of the qualification of the Buyer Pension Plan under Section 401(a) of the Code. There is no pending or, to Buyer’s Knowledge, threatened litigation relating to the Buyer Benefit Plans. Neither Buyer nor any of its Subsidiaries has engaged in, or, has Knowledge of, a transaction with respect to any Buyer Benefit Plan or Buyer Pension Plan that, assuming the taxable period of the transaction expired as of the date of this Agreement, could subject Buyer or any of its Subsidiaries to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA.

(c)    Except as described in Buyer Disclosure Schedule 4.15(c), no liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by Buyer or any of its Subsidiaries with respect to any ongoing, frozen or terminated “single employer plan,” within the meaning of Section 4001(a)(15) of ERISA (including any multiple employer plan as described in 29 C.F.R. Section 4001.2), currently or formerly maintained or contributed to by Buyer, any of its Subsidiaries or any ERISA Affiliate. Except as set forth on Buyer Disclosure Schedule 4.15(c), neither Buyer nor any ERISA Affiliate has contributed to (or been obligated to contribute to) a “multiemployer plan” within the meaning of Section 3(37) of ERISA at any time during the six (6) year period ending on the Closing Date, and neither Buyer nor any of its Subsidiaries has incurred, and does not expect to incur, any withdrawal liability with respect to a multiemployer plan under Subtitle E of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate). No notice of a “reportable event,” within the meaning of Section 4043 of ERISA for which the thirty (30) day reporting requirement has not been waived, has been required to be filed for any Buyer Pension Plan or by any ERISA Affiliate within the thirty-six (36) month period ending on the date hereof or will be required to be filed in connection with the transactions contemplated by this Agreement.

(d)    All material contributions required to be made with respect to all Buyer Benefit Plans have been timely made or have been reflected on the financial statements of Buyer to the extent required by GAAP. No Buyer Pension Plan or single-employer plan of an ERISA Affiliate has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA or has otherwise failed to satisfy the minimum funding requirements of Section 412 of the Code or Sections 302 and 303 of ERISA, and none of Buyer or any ERISA Affiliate has an outstanding funding waiver. No Buyer Benefit Plan is considered to be an “at-risk” plan within the meaning of Section 430 of the Code or Section 303 of ERISA.

(e)     All Buyer Benefit Plans that are group health plans have been operated in material compliance with the group health plan continuation requirements of Section 4980B of the Code and Sections 601-609 of

ERISA, the certification of prior coverage and other requirements of Sections 701-702 and 711-713 of ERISA and the terms and conditions of the Patient Protection and Affordable Care Act.

(f)    To Buyer’s Knowledge, Buyer and its Subsidiaries have correctly classified all individuals who directly or indirectly perform services for Buyer or any of its Subsidiaries for purposes of each Buyer Benefit Plan, ERISA, the Code, tax withholding, unemployment compensation Laws, workers’ compensation Laws and all other applicable Laws.

Section 4.16    Labor Matters. Neither Buyer nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, contract, or other agreement or understanding with a labor union or labor organization, nor is there any proceeding pending or, to Buyer’s Knowledge threatened, asserting that Buyer or any of its Subsidiaries has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel Buyer or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it pending or, to Buyer’s Knowledge, threatened, nor, to Buyer’s Knowledge, any activity involving its employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

Section 4.17    Tax Matters.

(a)    Except as set forth on Buyer Disclosure Schedule 4.17(a), Buyer and each of its Subsidiaries has filed all material Tax Returns that it was required to file under applicable Laws prior to the Effective Time, other than Tax Returns that are not yet due or for which a request for extension was filed consistent with requirements of applicable Laws. All Tax Returns were correct and complete in all material respects and were prepared in substantial compliance with all applicable Laws. All Taxes due and owing by Buyer or any of its Subsidiaries have been paid other than any Taxes that have been reserved or accrued on the balance sheet of Buyer or which Buyer is contesting in good faith. Except as set forth on Buyer Disclosure Schedule 4.17(a), neither Buyer nor any Subsidiary of Buyer is the beneficiary of any extension of time within which to file any Tax Return, and neither Buyer nor any of its Subsidiaries currently has any open tax years for which the applicable statute of limitations has been extended or suspended. No written claim has ever been made by an authority in a jurisdiction where Buyer or any Subsidiary of Buyer does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Liens for Taxes (other than statutory liens for Taxes not yet due and payable, or Taxes that are being contested in good faith and for which adequate provision has been made on the balance sheet of Buyer) upon any of the assets of Buyer or any of its Subsidiaries.

(b)    Each of Buyer and each Subsidiary of Buyer has withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor or shareholder.

(c)    To Buyer’s Knowledge, no foreign, federal, state, or local Tax audits or administrative or judicial Tax proceedings are being conducted or are pending with respect to Buyer or any Subsidiary of Buyer. Other than with respect to audits that have already been completed and resolved, neither Buyer nor any of its Subsidiaries has received from any foreign, federal, state, or local Taxing Authority (including jurisdictions where Buyer or its Subsidiaries has not filed Tax Returns) any written notice indicating an intent to open an audit or other review.

(d)    Each of Buyer and each Subsidiary of Buyer has taken such actions in response to and in compliance with notices Buyer or any Subsidiary of Buyer has received from the IRS in respect of information reporting and backup and nonresident withholding as are required by applicable Law. Buyer has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency and no request to waive or extend such a statute of limitations or time period has been filed or is currently pending.

(e)    Neither Buyer nor any Subsidiary of Buyer shall be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date; (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local or foreign income Tax Law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount received on or prior to the Closing Date.

(f)    Neither Buyer nor any Subsidiary of Buyer has distributed stock of another Person or had its stock distributed by another Person in a transaction that was governed in whole or in part by Section 355 or Section 361 of the Code.

(g)    Neither Buyer nor any Subsidiary of Buyer is or has been a party to any “listed transaction,” as defined in Code Section 6707A(c)(2) and Reg. Section 1.6011-4(b)(2).

(h)    Buyer has not taken or agreed to take any action and has no Knowledge of any fact, agreement, plan or other circumstance that is reasonably likely to prevent or impede the Merger and Bank Merger from qualifying as a “reorganization” under Section 368(a) of the Code.

Section 4.18    Loans; Nonperforming and Classified Assets.

(a)    Except as set forth on Buyer Disclosure Schedule 4.18, as of the date of this Agreement, neither Buyer nor any of its Subsidiaries is a party to (i) any Loans under the terms of which the obligor was, as of the Buyer Balance Sheet Date, over ninety (90) days delinquent in payment of principal or interest or in default of any other material provision, or (ii) Loan with any director, Executive Officer or five percent or greater shareholder of Buyer or any of its Subsidiaries, or to Buyer’s Knowledge, any person, corporation or enterprise controlling, controlled by, or under common control with any of the foregoing. Buyer Disclosure Schedule 4.18 identifies (x) each Loan that as of June 30, 2021 was classified as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import by Buyer, Buyer Bank, or any bank examiner, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower, and (y) each asset of Buyer that as of the Buyer Balance Sheet Date was classified as OREO and its book value as of such date.

(b)    To Buyer’s Knowledge, each Loan held in Buyer Bank’s loan portfolio (i) is evidenced by notes, agreements, or other evidences of indebtedness that are true, genuine, and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected and (iii) is a legal, valid, and binding obligation of the obligor named, enforceable in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and other similar Laws affecting creditors’ rights and remedies generally.

Section 4.19    CRA. Buyer has complied in all material respects with the CRA and Buyer has no reason to believe that any person or group would object successfully to the consummation of the Merger due to the CRA performance of or rating of Buyer. Buyer has a CRA rating of at least “satisfactory.” Except as listed on Buyer Disclosure Schedule 4.19, since January 1, 2019, no person or group has adversely commented in writing to Buyer or any of its Subsidiaries subject to the CRA in a manner requiring recording in a file of CRA communications upon such entity’s CRA performance.

Section 4.20    Regulatory Capitalization. Buyer Bank is “well capitalized,” as such term is defined in the rules and regulations promulgated by the FDIC. Buyer is “well capitalized,” as such term is defined in the rules and regulations promulgated by the FRB.

Section 4.21    Environmental Matters. Except as set forth on Buyer Disclosure Schedule 4.21:

(a)    To Buyer’s Knowledge, no real property (including buildings or other structures) currently owned or operated by Buyer or any of its Subsidiaries has had any Release of any Hazardous Material in contravention of Environmental Law that is material and that has not been remediated.

(b)    To Buyer’s Knowledge, Buyer and each of its Subsidiaries is in compliance, in all material respects, with applicable Environmental Law.

(c)    Neither Buyer nor any of its Subsidiaries has received (i) any written notice, demand letter, or claim alleging any material violation of any Environmental Law or (ii) any written request for information pursuant to Environmental Law, which, in each case, either remains pending or unresolved as of the Closing.

(d)    Neither Buyer nor any of its Subsidiaries is, or has been, subject to any order, decree, or injunction relating to a violation of or allegation of liability under any Environmental Law.

(e)    To Buyer’s Knowledge, there is no litigation pending or, threatened against Buyer or any of its Subsidiaries relating to any property currently owned or operated by Buyer or any of its Subsidiaries before any court or Governmental Authority (i) for alleged noncompliance with any Environmental Law or (ii) relating to the Release of any Hazardous Material in contravention of Environmental Laws.

Section 4.22    Intellectual Property. Buyer Disclosure Schedule 4.22 lists all the patents, patent applications, trademark registrations and pending applications for registration, copyright registrations and pending applications for registration and Internet domain name registrations owned by Buyer. Buyer or a Subsidiary of the Buyer owns or has the right to use all Buyer Intellectual Property, which Buyer Intellectual Property constitutes all of the Intellectual Property necessary to carry on the business of Buyer as currently conducted. To Buyer’s Knowledge, (i) neither Buyer nor any of its Subsidiaries has received any written notice or written claim that it or they have infringed, misappropriated, or otherwise violated the Intellectual Property of any Person, and (ii) no Person is infringing, misappropriating or otherwise violating any Buyer Intellectual Property. To Buyer’s Knowledge, the conduct of the business of Buyer or any of its Subsidiaries does not violate, misappropriate, or infringe upon the intellectual property rights of any third party.

Section 4.23    Administration of Trust and Fiduciary Accounts. Buyer has administered all accounts for which it acts as a fiduciary or agent, including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state and federal Law and regulation and common law in all material respects, and Buyer has not received any written customer demands, complaints, or other communications that are unresolved and which assert facts or circumstances that would, if true, constitute a breach of trust with respect to any fiduciary or agency account.

Section 4.24    Information Security. To Buyer’s Knowledge, since January 1, 2020, no third party has gained unauthorized access to any information technology networks controlled by and material to the operation of the business of Buyer and its Subsidiaries.

Section 4.25    Fairness Opinion. On or prior to the date of this Agreement, the Board of Directors of Buyer has received the written opinion of KBW to the effect that, subject to the terms, conditions and qualifications set forth therein, as of the date of such opinion the Exchange Ratio is fair to Buyer from a financial point of view.

Section 4.26    Reserves.

(a)    Buyer’s allowance for loan losses as reflected in Buyer’s audited balance sheet as of December 31, 2020 was, and the allowance shown on the balance sheets in Buyer’s financial statements for periods ending after such date, in the reasonable judgment of management, was as of their dates, in compliance with Buyer’s existing methodology for determining the adequacy of its allowance for loan losses as well as the standards established by applicable Governmental Authority, the Financial Accounting Standards Board and GAAP, and is adequate under all such standards.

(b)    The reserve for Taxes as calculated under and required under Financial Accounting Standards Board Interpretation 48 in the Buyer Financial Statements was adequate for all contingencies and included all reasonably possible contingencies as of the date of the applicable Buyer Financial Statements.

(c)    Any impairment on loans, investments, derivatives and any other financial instrument in the Buyer Financial Statements was correctly accounted for under GAAP.

Section 4.27    Interested Stockholder. Neither Buyer nor any of its Subsidiaries is an “interested stockholder” of the Company as defined under Section 14A:10A-3 of the NJBCA.

Section 4.28    No Other Representations or Warranties.

(a)    Except for the representations and warranties made by Buyer in this Article IV, neither Buyer nor Buyer Bank nor any other Person makes any express or implied representation or warranty with respect to Buyer, its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Buyer hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Buyer nor any other Person makes or has made any representation or warranty to the Company, Company Bank or any of their respective Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Buyer, any of its Subsidiaries or their respective businesses or (ii) except for the representations and warranties made by Buyer in this Article IV, any oral or written information presented to the Company or any of its Affiliates or Representatives in the course of their due diligence investigation of Buyer, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b)    Buyer acknowledges and agrees that neither the Company nor any other Person has made or is making any express or implied representation or warranty with respect to the Company, its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, other than those contained in Article III.

ARTICLE V

COVENANTS

Section 5.01    Covenants of the Company. During the period from the date of this Agreement and continuing until the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement, as required by applicable Law, or consented to in writing by Buyer, the Company shall carry on its business in the ordinary course consistent with past practice. The Company will use commercially reasonable efforts to (i) preserve its business organization intact, (ii) keep available to itself and Buyer the present services of the current officers and employees of the Company and its Subsidiaries, and (iii) preserve for itself and Buyer the goodwill of the customers of the Company and others with whom business relationships exist. Without limiting the generality of the foregoing, and except as set forth on the Company Disclosure Schedule or as otherwise expressly contemplated or permitted by this Agreement or consented to in writing (which may include electronic mail) by Buyer, neither the Company nor any of its Subsidiaries shall, during the period from the date of this Agreement and continuing until the Effective Time or earlier termination of this Agreement:

(a)    Stock. Other than pursuant to the Company Equity Awards outstanding as of the date of this Agreement and listed on the Company Disclosure Schedule, (i) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of its stock, any Rights, or any securities (including units of beneficial ownership interest in any partnership or limited liability company), (ii) enter into any agreement with respect to the foregoing, (iii) other than as set forth on Company Disclosure Schedule 5.01(a), accelerate the vesting of any existing Rights, or (iv) change (or establish a record date for changing) the number of, or provide for the exchange of, shares of its stock, any securities (including units of beneficial ownership interest in any partnership or limited liability company) convertible into or exchangeable for any additional shares of stock, or any Rights issued and outstanding prior to the Effective Time, as a result of a stock split, stock dividend, recapitalization, reclassification, or similar transaction with respect to its outstanding stock or any other such securities.

(b)    Dividends; Other Distributions. Make, declare, set aside or pay any dividends on or make other distributions (whether in cash or otherwise) in respect of any of its capital stock, except (i) dividends by Subsidiaries of the Company to the Company, the Subsidiary’s parent or another Subsidiary of the Company, (ii) a regular quarterly cash dividend of $0.10 per share of Company Common Stock, with dividend record and payment dates, subject to Section 5.24, consistent with past practice, and (iii) regular distributions on outstanding trust preferred securities issued by 1st Constitution Capital Trust II (the “Company TPS”) in accordance with the terms of the Company TPS.

(c)    Compensation; Employment Agreements, Etc. Enter into or amend or renew any employment, consulting, severance, retention, change-in-control or similar agreements or arrangements with any director, officer, or employee of the Company or any of its Subsidiaries, or grant any salary or wage increase or increase any employee benefit or pay any incentive, commission or bonus payments, or grant any equity compensation except (i) for normal increases in the ordinary course of business, provided that such increases shall not result in an annual adjustment in total annual cash compensation of more than $7,500 for any individual, except for bonuses allowable under clause (iv) below, (ii) as may be required by applicable Law, (iii) to satisfy written contractual obligations existing as of the date of this Agreement and disclosed on Company Disclosure Schedule 5.01(c), if any, and (iv) bonus, commission and incentive compensation payments as described on Company Disclosure Schedule 5.01(c). Notwithstanding anything to the contrary contained in this Section 5.01(c), neither the Company nor any of its Subsidiaries shall provide compensation of any type to any “disqualified individual” to the extent such compensation would reasonably be expected to constitute an “excess parachute payment” as defined in Section 280G of the Code.

(d)    Hiring; Promotions. Hire any person as an employee of the Company or any of its Subsidiaries, except for at will employees at an initial annual rate of salary not to exceed $100,000 unless Buyer, acting through its Chief Operating Officer, Chief Financial Officer, Chief Administrative Officer, Chief Human Resources Officer or their designee(s), consents in writing (which consent will not be unreasonably withheld, conditioned or delayed).

(e)    Benefit Plans. Enter into, establish, adopt, amend, modify or terminate, any Company Benefit Plan or other pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any related trust agreement (or similar arrangement), in respect of any current or former director, officer, or employee of the Company or any of its Subsidiaries (except (i) as may be required by or to make consistent with applicable Law, subject to the provision of prior written notice to and consultation with Buyer, (ii) to satisfy contractual obligations existing as of the date of this Agreement and set forth on Company Disclosure Schedule 5.01(e), (iii) as may be required by this Agreement, or (iv) renewals or replacements of expiring contracts, plans or arrangements, substantially consistent with the expiring contracts, plans or arrangements as set forth on Company Disclosure Schedule 5.01(e).

(f)    Transactions with Officers and Directors. Except pursuant to agreements or arrangements in effect on the date of this Agreement and set forth on Company Disclosure Schedule 5.01(f), pay, loan, or advance any amount to, or sell, transfer or lease any properties or assets (real, personal or mixed, tangible or intangible) to, or enter into any agreement or arrangement with, any of its officers or directors or any of their immediate family members or any Affiliates or associates (as such terms are defined under the Exchange Act) of any of its officers or directors other than compensation or business expense reimbursement in the ordinary course of business consistent with past practice.

(g)    Dispositions. Except as set forth on Company Disclosure Schedule 5.01(g), or in the ordinary course of business consistent with past practice, sell, transfer, mortgage, pledge, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties, other real estate owned, or cancel or release any indebtedness owed to the Company or any of its Subsidiaries.

(h)    Acquisitions. Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) all or any portion of the assets, business, deposits, or properties of any other entity.

(i)    Capital Expenditures. Make any capital expenditures other than capital expenditures in the ordinary course of business consistent with past practice, including expenditures reasonably necessary to maintain existing assets in good repair, each in an amount not exceeding $150,000, unless Buyer, acting through its Chief Operating Officer, Chief Financial Officer, Chief Administrative Officer or their designee(s), consents in writing (which consent will not be unreasonably withheld, conditioned or delayed).

(j)    Governing Documents. Amend the Company’s Certificate of Incorporation or Bylaws or any equivalent documents of the Company or any of its Subsidiaries.

(k)    Accounting Methods. Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by applicable Laws or GAAP, or at the written direction of a Governmental Authority.

(l)    Contracts. Enter into, materially amend, modify, terminate or waive any material provision of, any Material Contract, Lease, or Insurance Policy.

(m)    Claims. Enter into any settlement or similar agreement with respect to any action, suit, proceeding, order or investigation to which the Company or any of its Subsidiaries or directors or Executive Officers is a party or becomes a party after the date of this Agreement, which settlement or agreement involves payment by the Company or any of its Subsidiaries of an amount which exceeds $50,000 individually and/or would impose any material restriction on the business of the Company or any of its Subsidiaries unless Buyer, acting through its Chief Financial Officer or his designee(s), consents in writing; provided that, in connection with such settlement or agreement, such aggregate dollar amounts shall be exclusive of any amount of proceeds indirectly paid under any Insurance Policy, but inclusive of any amount of proceeds paid by the Company or any of its Subsidiaries as a deductible or retention; provided, further, that this Section 5.01(m) shall not apply to Tax matters, which shall be governed by Section 5.01(u).

(n)    Banking Operations. Enter into any new line of business, or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, securitization and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof or individual loans), except as required by applicable Law or policy imposed by any Governmental Authority.

(o)    Derivative Transactions. Enter into any Derivative Transaction other than in the ordinary course of business consistent with past practice.

(p)    Indebtedness. Incur, modify, extend or renegotiate any indebtedness for borrowed money (other than deposits, FHLB borrowings, or federal funds purchased, in each case in the ordinary course of business consistent with past practice) or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person unless Buyer, acting through its Chief Financial Officer or his designee(s), consents in writing (which consent will not be unreasonably withheld, conditioned or delayed).

(q)    Investment Securities. Other than in the ordinary course of business and consistent with past practice, acquire (other than (i) by way of foreclosures or acquisitions in a bona fide fiduciary capacity or (ii) in satisfaction of debts previously contracted in good faith), sell or otherwise dispose of any debt security or equity investment.

(r)    Deposits. Make any material changes to deposit pricing that are not in the ordinary course of business consistent with recent past practice unless Buyer, acting through its Chief Financial Officer or his designee(s), consents in writing (which consent will not be unreasonably withheld, conditioned or delayed).

(s)    Loans. Make or commit to make any new loan or other extension of credit in an amount in excess of $10,000,000, or renew any credit facilities existing on the date of this Agreement in an amount in excess of $15,000,000; provided that lines of credit to existing mortgage warehouse customers may be renewed in amounts up to and including $25,000,000; provided, further, that any shared national credit extended during the period from the date of this Agreement and continuing until the Effective Time or earlier termination of this Agreement must be made in accordance with Company Bank’s existing policy with respect to such credits, and Company Bank shall not enter into any new arrangement with respect to such credits except for arrangements with respect to which the borrower or its affiliate is party to an existing shared national credit with Company Bank. For any proposed loan or extension of credit in excess of such amount for which the Company shall seek the prior consent of Buyer, the Company shall send the credit write-up for the proposed credit by secure e-mail to Buyer Bank’s Chief Credit Officer (tstackhouse@lakelandbank.com), Chief Lending Officer (jrath@lakelandbank.com), or Chief Risk Officer (jnigro@lakelandbank.com), with a copy to Buyer’s Chief Executive Officer (tshara@lakelandbank.com); and if Buyer has not (i) objected in writing to the proposed credit or (ii) requested reasonable additional information on the proposed credit, within two (2) Business Days of receipt of the credit write-up, Buyer shall be deemed to have consented to the origination of such credit. If the Company sends additional information on the proposed credit to Buyer, and Buyer does not (i) request any further additional information on the proposed credit or (ii) object in writing to the proposed credit, within two (2) Business Days of receipt of the initial additional information, Buyer shall be deemed to have consented to the origination of such credit. Any objection or request for additional information shall be sent by secure e-mail to Company Bank’s Chief Lending Officer, John T. Andreacio (email address: jandreacio@1stconstitution.com) and with a copy to the Company’s Chief Executive Officer, Robert F. Mangano (email address: rfm@1stconstitution.com). Notwithstanding anything to the contrary in this Section 5.01(s), one 90-day extension of any type loan of any amount may be granted if such loan is rated “watch or pass.”

(t)    Investments in Real Estate. Make any investment or commitment to invest in real estate or in any real estate development project other than by way of foreclosure or deed in lieu of foreclosure.

(u)    Taxes. (i) Make or change any income Tax election, file any amended Tax Return, enter into any closing agreement, settle or compromise any liability with respect to Taxes, agree to any adjustment of any Tax attribute, file any claim for a refund of Taxes, or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment; or (ii) knowingly take any action that could reasonably be expected to prevent or impede the Merger or Bank Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(v)    Adverse Actions. Take any action or fail to take, or adopt any resolutions of its Board of Directors in support of, any action that is intended or is reasonably likely to result in (i) a material delay in the consummation of the Merger or the transactions contemplated by this Agreement, (ii) any material impediment to the Company’s ability to consummate the Merger or the transactions contemplated by this Agreement, (iii) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (iv) any of the conditions to the Merger set forth in Article VI not being satisfied, (v) a material violation of any provision of this Agreement, except, in each case, as may be required by applicable Law or regulation, or (vi) a material adverse effect on, or a material delay in, the ability of the Company or Buyer to obtain any Regulatory Approval or any necessary approvals, consents or waivers of any Governmental Authority or third party required for the transactions contemplated hereby or which would reasonably be expected to result in any such approvals, consents or waivers containing any material condition or restriction.

(w)    Capital Stock Purchase. Directly or indirectly repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock, except for the withholding of shares of Company Common Stock in satisfaction of the Taxes or the exercise price (if any) upon the vesting, exercise or settlement of the Company Equity Awards in respect of Company Common Stock.

(x)    Restructuring. Except as set forth on Company Disclosure Schedule 5.01(x), merge or consolidate itself or any of its Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Subsidiaries.

(y)    Facilities. Except as required by applicable Law or otherwise expressly contemplated by this Agreement, make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production or servicing facility, or automated banking facility.

(z)    Loan Workouts. Compromise, resolve, or otherwise “work out” any delinquent or troubled loan, other than (i) any loan workout in the ordinary course of business, consistent with Company Bank’s current policies and procedures and recent past practice, or (ii) unless Buyer, acting through its Chief Lending Officer, Chief Credit Officer, Chief Risk Officer or their designee(s), first consents in writing (which consent will not be unreasonably withheld, conditioned or delayed).

(aa)    Commitments. Enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

Section 5.02    Covenants of Buyer.

(a)    Affirmative Covenants. From the date of this Agreement until the Effective Time, except as expressly contemplated or permitted by this Agreement, or as required by applicable Law, Buyer will use reasonable best efforts to maintain and preserve intact its business organization, properties, leases, employees and advantageous business relationships and retain the service of its officer and key employees.

(b)    Negative Covenants. From the date of this Agreement until the Effective Time, except as expressly contemplated or permitted by this Agreement, without the prior written consent of the Company, Buyer will not, and will cause each of its Subsidiaries not to:

(i)    Adverse Actions. Take any action or fail to take any action that is intended or is reasonably likely to result in (A) a material delay in the consummation of the Merger or the transactions contemplated by this Agreement, (B) any material impediment to Buyer’s ability to consummate the Merger or the transactions contemplated by this Agreement, (C) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (D) any of the conditions to the Merger set forth in Article VI not being satisfied, (E) a material violation of any provision of this Agreement except, in each case, as may be required by applicable Law or regulation, or (F) a material adverse effect on, or a material delay in, the ability of the Company or Buyer to obtain any Regulatory Approval or any necessary approvals, consents or waivers of any Governmental Authority or third party required for the transactions contemplated hereby or which would reasonably be expected to result in any such approvals, consents or waivers containing any material condition or restriction.

(ii)    Certificate of Incorporation and Bylaws. Amend the Buyer Certificate of Incorporation or Bylaws of Buyer in a manner that would adversely affect the economic benefits of the Merger to the holders of Company Common Stock or materially and adversely change the rights, terms or preferences of the Buyer Common Stock.

(iii)    Tax Free Reorganization. Knowingly take any action or fail to take any action which action or failure to act could reasonably be expected to prevent or impede the Merger or Bank Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(iv)    Acquisition. Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) all or any portion of the assets, business, deposits, or properties of any entity whose (1) assets exceed 20% of Buyer’s consolidated assets as of the date of this Agreement, or (2) gross revenues for the year ended December 31, 2020 exceed 20% of Buyer’s consolidated gross revenues for the year ended December 31, 2020.

(v)    Stock. Adjust, split, combine or reclassify any capital stock of Buyer or make, declare or pay any extraordinary dividend on any capital stock of Buyer.

(vi)    Commitments. Enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

Section 5.03    Commercially Reasonable Effort. Subject to the terms and conditions of this Agreement, each of the Parties agrees to use commercially reasonable efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws, so as to permit consummation of the transactions contemplated by this Agreement as promptly as practicable, including the satisfaction of the conditions set forth in Article VI of this Agreement, and shall cooperate fully to that end.

Section 5.04    Shareholder Approval.

(a)    The Company agrees to take, in accordance with applicable Law, the Certificate of Incorporation of the Company and the Bylaws of the Company, all action necessary to convene a meeting of its shareholders to consider and vote upon the approval of this Agreement and any other matters required to be approved by the Company’s shareholders in order to permit consummation of the transactions contemplated by this Agreement (including any adjournment or postponement, the “Company Meeting”) and, subject to Section 5.09, shall take all lawful action to solicit shareholder approval. The Company agrees to use commercially reasonable efforts to convene the Company Meeting as soon as practicable after the Registration Statement has been declared effective. Except with the prior approval of Buyer or as required by applicable law, no other matters shall be submitted for the approval of the Company shareholders at the Company Meeting. The Company’s Board of Directors shall at all times prior to and during the Company Meeting recommend approval of this Agreement by the shareholders of the Company and shall not withhold, withdraw, amend, or modify its recommendation in any manner adverse to Buyer or take any other action or make any other public statement inconsistent with its recommendation, except as and to the extent expressly permitted by Section 5.09 (a “Change in Recommendation”). Notwithstanding any Change in Recommendation, and unless this Agreement has been terminated in accordance with its terms, the Company shall submit this Agreement to its shareholders for their consideration at the Company Meeting and nothing in this Agreement shall relieve the Company of the obligation to do so. The Company shall keep Buyer updated with respect to the proxy solicitation results in connection with the Company Meeting as reasonably requested by Buyer.

(b)    Buyer agrees to take, in accordance with applicable Law, the Certificate of Incorporation of Buyer and the Bylaws of Buyer, all action necessary to convene a meeting of its shareholders to consider and vote upon the Buyer Share Issuance and any other matters required to be approved by Buyer’s shareholders in order to permit consummation of the transactions contemplated by this Agreement (including any adjournment or postponement, the “Buyer Meeting”) and shall take all lawful action to solicit shareholder approval. Buyer agrees to use commercially reasonable efforts to convene the Buyer Meeting on a date following the Company Meeting as soon as practicable after the Registration Statement has been declared effective. Except with the prior approval of the Company or as required by applicable Law, no other matters shall be submitted for the approval of Buyer shareholders at the Buyer Meeting. Subject to its fiduciary duties, Buyer’s Board of Directors shall at all times prior to and during the Buyer Meeting recommend approval of the Buyer Share Issuance by the shareholders of Buyer and, unless its fiduciary duties otherwise require, shall not withhold, withdraw, amend, or modify its recommendation in any manner adverse to the Company or take any other action or make any other public statement inconsistent with their recommendation. Buyer shall keep the Company updated with respect to the proxy solicitation results in connection with the Buyer Meeting as reasonably requested by the Company.

(c)    Each of Buyer and the Company shall use its reasonable best efforts to cause the Buyer Meeting and the Company Meeting to occur as soon as reasonably practicable after the Registration Statement has been declared effective and on the same date, with the Company Meeting occurring prior to the Buyer Meeting.

Section 5.05    Registration Statement; Joint Proxy Statement-Prospectus; NASDAQ Listing.

(a)    Buyer and the Company agree to cooperate in the preparation of the Registration Statement to be filed by Buyer with the SEC in connection with the issuance of the Buyer Common Stock in the Merger (including the Joint Proxy Statement-Prospectus and all related documents). Each of Buyer and the Company agree to use commercially reasonable efforts to cause the Registration Statement to be filed with the SEC within sixty (60) days after the date of this Agreement and to be declared effective by the SEC as promptly as reasonably practicable after its filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the transactions it contemplates. Buyer also agrees to use commercially reasonable efforts to obtain any necessary state securities Law or “blue sky” permits and approvals required to carry out the transactions contemplated by this Agreement. The Company agrees to cooperate with Buyer and Buyer’s counsel and accountants in requesting and obtaining appropriate opinions, consents, and letters from the financial advisor and the Company’s independent auditors in connection with the Registration Statement and the Joint Proxy Statement-Prospectus. After the Registration Statement is declared effective under the Securities Act, (i) the Company, at its own expense, shall promptly mail or cause to be mailed the Joint Proxy Statement-Prospectus to its shareholders, and (ii) Buyer, at its own expense, shall promptly mail or cause to be mailed the Joint Proxy Statement-Prospectus to its shareholders.

(b)    Buyer will promptly notify the Company when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Buyer Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

(c)    The Joint Proxy Statement-Prospectus and the Registration Statement shall comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act and their implementing rules and regulations. Buyer will notify the Company promptly upon the receipt of any comments (whether written or oral) from the SEC or its staff and of any request by the SEC or its staff or any government officials for amendments or supplements to the Registration Statement, the Joint Proxy Statement-Prospectus, or for any other filing or for additional information and will supply the Company with copies of all correspondence between Buyer or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Registration Statement, the Joint Proxy Statement-Prospectus, the Merger, or any other filing. If at any time prior to the Company Meeting there shall occur any event that should be disclosed in an amendment or supplement to the Joint Proxy Statement-Prospectus or the Registration Statement, the Company and Buyer shall use their commercially reasonable efforts to promptly prepare, file with the SEC (if required under applicable Law) and mail to the Company shareholders and Buyer shareholders amended or supplemental disclosure.

(d)    Buyer and the Company shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement-Prospectus, the Registration Statement, any filing pursuant to Rule 165 or Rule 425 under the Securities Act (collectively, the “Filing Documents”) and any other statement, filing, notice or application made by or on behalf of Buyer, the Company or any of their respective Subsidiaries to any Governmental Authority in connection with the transactions contemplated by this Agreement. Each Party agrees to promptly to advise the other if, at any time prior to the Company Meeting or the Buyer Meeting, as the case may be, any information provided by such Party for the Filing Documents becomes incorrect or incomplete in any material respect and promptly to provide the other Party with the information needed to correct such inaccuracy or omission. Buyer shall promptly furnish the Company with such supplemental information as may be necessary in order to cause the Filing Documents, insofar as they relate to Buyer and its Subsidiaries, to comply with all applicable legal requirements. The Company shall promptly furnish Buyer with such supplemental information as may be necessary in order to cause the Filing Documents, insofar as they relate to the Company and its Subsidiaries, to comply with all applicable legal requirements.

(e)    Buyer will provide the Company and its counsel with a reasonable opportunity to review and comment on the Registration Statement and the Joint Proxy Statement-Prospectus and all responses to requests for additional information by and replies to comments of the SEC prior to filing them with the SEC, and will provide the Company and its counsel with a copy of all SEC filings.

(f)    Buyer agrees to use commercially reasonable efforts to list, prior to the Effective Time, on NASDAQ the shares of Buyer Common Stock to be issued in connection with the Merger, subject to official notice of issuance prior to the Effective Time.

Section 5.06    Regulatory Filings; Consents.

(a)    Each of Buyer and the Company and their respective Subsidiaries shall cooperate and use their respective commercially reasonable efforts (i) to promptly prepare all documentation (including the Joint Proxy Statement-Prospectus), to effect all filings, to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary to consummate the transactions contemplated by this Agreement, including, without limitation, all Regulatory Approvals and all other consents and approvals of a Governmental Authority required to consummate the Merger, (ii) to comply with the terms and conditions of such permits, consents, approvals and authorizations and (iii) to cause the transactions contemplated by this Agreement to be consummated as expeditiously as practicable (including by avoiding or setting aside any preliminary or permanent injunction or other order of any United States federal or state court of competent jurisdiction or any other Governmental Authority); provided, however, that in no event shall Buyer be required to agree to any prohibition, limitation, or other requirement which would prohibit or materially limit the ownership or operation by Buyer or any of its Subsidiaries, of all or any material portion of the business or assets of the Company or any of its Subsidiaries or Buyer or its Subsidiaries, or compel Buyer or any of its Subsidiaries to dispose of or hold separate all or any material portion of the business or assets of the Company or any of its Subsidiaries or Buyer or any of its Subsidiaries or otherwise reasonably be expected to have a Material Adverse Effect on Buyer and its Subsidiaries, taken as a whole, after giving effect to the Merger (a “Burdensome Conditions”). Buyer and the Company will furnish each other and each other’s counsel with all information concerning themselves, their Subsidiaries, directors, trustees, officers and shareholders and such other matters as may be necessary or advisable in connection with any application, petition, or any other statement made by or on behalf of Buyer or the Company to any Governmental Authority in connection with the transactions contemplated by this Agreement (each, a “Regulatory Application”). Each Party agrees to promptly advise the other if, at any time prior to the Effective Time, any information provided by such Party for such Regulatory Application becomes incorrect or incomplete in any material respect and promptly to provide the other Party with the information needed to correct such inaccuracy or omission. Buyer shall promptly furnish the Company with such supplemental information as may be necessary in order to cause each Regulatory Application, insofar as it relates to Buyer and its Subsidiaries, to comply with all applicable legal requirements. The Company shall promptly furnish Buyer with such supplemental information as may be necessary in order to cause each Regulatory Application, insofar as it relates to the Company and its Subsidiaries, to comply with all applicable legal requirements. Provided that the Company has cooperated as required by this Agreement, Buyer agrees to use commercially reasonable efforts to file the requisite applications with the FDIC and the NJDOBI within sixty (60) days after the date of this Agreement. Each Party shall have the right to review and approve in advance all characterizations of the information relating to it and any of its Subsidiaries that appear in any filing made in connection with the transactions contemplated by this Agreement with any Governmental Authority, and Buyer and the Company shall each furnish to the other for review a copy of each such filing made in connection with the transactions contemplated by this Agreement with any Governmental Authority prior to its filing, in each case subject to applicable Laws relating to the exchange of information.

(b)    The Company will notify Buyer promptly and shall promptly furnish Buyer with copies of notices or other communications or summaries of oral communications received by the Company or any of its Subsidiaries of (i) any communication, written or oral, from any Person alleging that the consent of such Person (or another Person) is or may be required in connection with the transactions contemplated by this Agreement (and the response thereto from the Company, its Subsidiaries or its representatives), (ii) subject to applicable Laws and the instructions of any Governmental Authority, any communication, written or oral, from any Governmental Authority in connection with the transactions contemplated by this Agreement (and the response thereto from the Company, its Subsidiaries or its representatives), and (iii) any legal actions threatened or commenced against or otherwise affecting the Company or any of its Subsidiaries that are related to the transactions contemplated by this Agreement (and the response from the Company, its Subsidiaries or its representatives). With respect to any of the foregoing, the Company will consult with Buyer and its representatives so as to permit the Company and Buyer and their respective representatives to cooperate to take appropriate measures to avoid or mitigate any adverse consequences that may result from any of the foregoing.

(c)    Buyer will notify the Company promptly and shall promptly furnish the Company with copies of notices or other communications or summaries of oral communications received by Buyer or any of its Subsidiaries of (i) any communication, written or oral, from any Person alleging that the consent of that Person (or other Person) is or may be required in connection with the transactions contemplated by this Agreement (and the response from Buyer or its representatives), (ii) subject to applicable Laws and the instructions of any Governmental Authority, any communication, written or oral, from any Governmental Authority in connection with the transactions contemplated by this Agreement (and the response from Buyer or its representatives), and (iii) any legal actions threatened or commenced against or otherwise affecting Buyer or any of its Subsidiaries that are related to the transactions contemplated by this Agreement (and the response from Buyer, its Subsidiaries or its representatives).

Section 5.07    Publicity. Buyer and the Company shall consult with each other before issuing any press release with respect to this Agreement or the transactions it contemplates and shall not issue any such press release or make any such public statement without the prior consent of the other Party, which shall not be unreasonably delayed, conditioned or withheld; provided, however, that a Party may, without the prior consent of the other Party (but after such consultation, to the extent practicable in the circumstances), issue such press release or make such public statements as may upon the advice of outside counsel be required by applicable Law. Without limiting the preceding sentence, Buyer and the Company shall (i) cooperate to develop all public announcement materials; and (ii) make appropriate management available at presentations related to the transactions contemplated by this Agreement as reasonably requested by the other. In addition, the Company and its Subsidiaries shall coordinate with Buyer regarding all communications with customers, suppliers, employees, shareholders, and the community in general related to the transactions contemplated by this Agreement.

Section 5.08    Access; Information.

(a)    Subject to Section 9.06 of this Agreement, the Company and Buyer agree that upon reasonable notice and subject to applicable Laws (including the Pandemic Measures) relating to the exchange of information, each shall afford the other Party and its officers, employees, counsel, accountants, and other authorized representatives such access during normal business hours throughout the period prior to the Effective Time to its books, records (including, without limitation, Tax Returns and work papers of independent auditors), properties, and personnel and to such other information relating to it as the other Party may reasonably request and, during such period, shall furnish promptly to the other Party all information concerning its business, properties, and personnel as the other Party may reasonably request. Notwithstanding the foregoing, neither the Company nor Buyer shall be required to provide access to or to disclose information, where access or disclosure could reasonably be expected to (i) violate the rights of such entity’s customers, (ii) jeopardize the attorney-client privilege of the entity in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the Parties), (iii) result in the disclosure of any trade secrets of third parties; (iv) violate any obligation of the Company or Buyer with respect to confidentiality (provided that the Party who owes an obligation of confidentiality makes a reasonable effort to obtain a waiver of such obligation) including with respect to disclosure of regulatory examination ratings or other confidential supervisory information, or violate any fiduciary duty of the Company or Buyer; (v) interfere with the prudent operation of such entity; or (vi) contravene any applicable Law, rule, regulation, order, judgment, decree, or binding agreement entered into prior to the date of this Agreement. The Parties will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the previous sentence apply.

(b)    No investigation by a Party or its Representatives shall be deemed to modify or waive any representation, warranty, covenant, or agreement of the other Party set forth in this Agreement, or the conditions to the respective obligations of Buyer and the Company to consummate the transactions contemplated by this Agreement.

Section 5.09    No Solicitation; Superior Proposals.

(a)    Subject to the terms of this Section 5.09 (including, without limitation, Section 5.09(b)), from the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VII and the Effective Time, the Company and its Subsidiaries shall not, and the Company and its Subsidiaries shall use their best efforts to cause their respective representatives not to, initiate, solicit or knowingly encourage or facilitate inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussions with, any Third Person relating to, any Acquisition Proposal, except to notify such Third Person of the existence of the provisions of this Section 5.09. Subject to the terms of this Section 5.09, from the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VII and the Effective Time, the Company will (x) immediately cease and cause to be terminated any activities, discussions or negotiations conducted prior to the date of this Agreement with any Third Person with respect to any Acquisition Proposal, (y) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement relating to any Acquisition Proposal to which it or any of its Affiliates or Representatives is a party, and (z) use its commercially reasonable efforts to enforce any confidentiality or similar agreement relating to any Acquisition Proposal. From the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VII and the Effective Time, the Company will be required to enforce, and will not be permitted to waive, terminate or modify, any provision of any standstill or confidentiality agreement that prohibits or purports to prohibit a proposal being made to the Board of Directors of the Company (or any committee thereof) (unless the Board of Directors of the Company has determined in good faith, after consultation with its outside counsel, that failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law).

(b)    Notwithstanding anything to the contrary set forth in this Section 5.09, in the event that, after the date of this Agreement and prior to the receipt of the Requisite Company Shareholder Approval, (i) the Company receives an unsolicited bona fide Acquisition Proposal from a Third Person, and (ii) the Company’s Board of Directors concludes in good faith (A) that, after consulting with its financial advisor and outside counsel, such Acquisition Proposal constitutes a Superior Proposal or would reasonably be likely to result in a Superior Proposal and (B) that, after considering the advice of outside counsel, failure to take such actions would be contrary to its fiduciary duties to the Company’s shareholders under applicable Law, the Company may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, furnish or cause to be furnished nonpublic information or data and participate in negotiations or discussions with respect to such Acquisition Proposal; provided that, prior to or concurrently with providing any nonpublic information permitted to be provided pursuant to the foregoing proviso, the Company shall have provided such information to Buyer and shall have entered into an Acceptable Confidentiality Agreement with such Third Person.

(c)    The Board of Directors of the Company shall not (i) (A) withhold, withdraw, or modify or refuse to make the Company Board Recommendation or (B) adopt, approve, recommend, endorse or otherwise declare advisable the adoption of any Acquisition Proposal, or (ii) cause or permit the Company or any of its Subsidiaries to, enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, or other agreement (other than an Acceptable Confidentiality Agreement) relating to any Superior Proposal. Notwithstanding the foregoing, the Board of Directors of the Company may, prior to the receipt of the Requisite Company Shareholder Approval, take any of the actions specified in items (i) and (ii) of the preceding sentence (a “Company Subsequent Determination”) after the fourth (4th) Business Day following Buyer’s receipt of a written notice (the “Notice of Superior Proposal”) from the Company (A) advising that the Board of Directors of the Company has decided that a bona fide written Acquisition Proposal that it received (that did not result from a breach of this Section 5.09 or from an action by a Representative of the Company or its Subsidiaries that would have been such a breach if committed by the Company or its Subsidiaries) constitutes a Superior Proposal (it being understood that the Company shall be required to deliver a new Notice of Superior Proposal in respect of any revised Superior Proposal that the Company proposes to accept), (B) specifying the material terms and conditions of, and the identity of the Third Person making, such Superior Proposal, and (C) containing an unredacted copy of the relevant transaction agreements with the Third Person making such Superior Proposal, if, but only if, the Board of Directors of the Company has reasonably determined in good faith, after consultation with and having considered the advice of outside legal counsel and its financial advisor, that the failure to take such actions would be contrary to its fiduciary duties to the Company’s shareholders under applicable Law and that such Acquisition Proposal is a Superior Proposal and such Superior Proposal has been made and has not been withdrawn and continues to be a Superior Proposal after taking into account all adjustments to the terms of this Agreement that are committed to in writing by Buyer pursuant to this Section 5.09(c).

(d)    In addition to the obligations of the Company set forth elsewhere in this Section 5.09, from the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VII or the Effective Time, in the event that the Company or any of its Subsidiaries or any of their respective Representatives receives (x) any Acquisition Proposal or (y) any request for non-public information or to engage in negotiations that the Board of Directors of the Company believes is reasonably likely to lead to or that contemplates an Acquisition Proposal, the Company promptly (and in any event within one Business Day after the day upon which the President and Chief Executive Officer of the Company becomes aware of receipt of such Acquisition Proposal or request) shall advise Buyer in writing of the existence of the matters described in clause (x) or (y), together with the material terms and conditions of such Acquisition Proposal or request and the identity of the Third Person making any such Acquisition Proposal or request, and the Company shall thereafter keep Buyer reasonably well informed in all material respects of the status (including after the occurrence of any material amendment or modification) of any such Acquisition Proposal or request.

(e)    Nothing contained in this Section 5.09 shall prohibit the Company from (i) complying with its disclosure obligations under U.S. federal or state Law with regard to an Acquisition Proposal, including Rule 14a-9, 14d-9 or 14e-2 promulgated under the Exchange Act, or, (ii) making any disclosure to the Company’s shareholders if, after consultation with its outside legal counsel, the Company determines that such disclosure would be necessary or advisable under applicable Law; provided, however, that any such disclosure relating to an Acquisition Proposal shall be deemed to be a Change in Recommendation unless it is limited to a “stop, look, and listen” communication or the Board of Directors of the Company reaffirms the recommendation referred to in this Section 5.09 in such disclosure and does not recommend that the Company shareholders tender their shares, or (ii) informing any Person of the existence of the provisions contained in this Section 5.09.

Section 5.10    Indemnification; Directors’ and Officers’ Insurance.

(a)    From and after the Effective Time, Buyer (the “Indemnifying Party”) shall indemnify and hold harmless, each present and former director or officer of the Company and its Subsidiaries, or who serves or has served at the request of the Company as a director, officer, employee, trustee or other agent of any other Person (the “Indemnified Parties”) and any person who becomes an Indemnified Party between the date of this Agreement and the Effective Time, against any and all costs or expenses (including reasonable costs of investigation and reasonable fees and disbursements of legal counsel and other advisers and experts), judgments, fines, penalties, losses, claims, damages or liabilities and amounts paid in settlement, asserted against, incurred by or imposed upon any Indemnified Party based in whole or in part, or arising in whole or in part out of, or pertaining to the fact that such Indemnified Party was a director or officer of the Company or any of its Subsidiaries or is or was serving at the request of the Company or any of its Subsidiaries as a director, officer, employee, trustee or other agent of any other Person or in any capacity with respect to any employee benefit plan of the Company, including without limitation any matters arising in connection with or related to the negotiation, execution, and performance of this Agreement or any of the transactions it contemplates, to the full extent to which such Indemnified Parties would be entitled to be indemnified under the Certificate of Incorporation and Bylaws of the Company as in effect on the date of this Agreement as though such Certificate of Incorporation and Bylaws continue to remain in effect after the Effective Time and as permitted by applicable Law. Buyer shall pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the full extent as would have been permitted by the Company under the Company’s Certificate of Incorporation, upon receipt of an undertaking to repay such advance payments if such officer, director or employee shall be adjudicated or determined to be not entitled to indemnification in accordance with the Company’s Certificate of Incorporation. Buyer’s obligations under this Section 5.10(a) shall continue in full force and effect for a period of six years from the Effective Time; provided, however, that all rights to indemnification in respect of any claim asserted or made within such period shall continue until the final disposition of such claim.

(b)    Any Indemnified Party wishing to claim indemnification under this Section 5.10, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify the Indemnifying Party, but the failure to so notify shall not relieve the Indemnifying Party of any liability it may have to such Indemnified Party if such failure does not actually prejudice the Indemnifying Party and, if so, only to the extent of such actual prejudice. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) the Indemnifying Party shall have the right to assume the defense and the Indemnifying Party shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by the Indemnified Parties in connection with the defense, except that if the Indemnifying Party elects not to assume defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between the Indemnifying Party and the Indemnified Parties, the Indemnified Parties may retain counsel which is reasonably satisfactory to the Indemnifying Party, and the Indemnifying Party shall pay, promptly as statements are received, the reasonable fees and expenses of counsel for the Indemnified Parties (which may not exceed one firm in any jurisdiction unless the use of one counsel for multiple Indemnified Parties would present such counsel with a conflict of interest that is not waived), (ii) the Indemnified Parties shall cooperate in the defense of any such matter, (iii) the Indemnifying Party shall not be liable for any settlement effected without its prior written consent and (iv) the Indemnifying Party shall have no obligation hereunder in the event that a federal or state banking agency or a court of competent jurisdiction shall determine that indemnification of an Indemnified Party is prohibited by applicable Laws and regulations.

(c)    The Surviving Entity shall maintain in effect for six years after the Effective Time, the current directors’ and officers’ liability insurance policies maintained by the Company and Company Bank with respect to directors and officers of the Company and Company Bank (provided that the Surviving Entity may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous to such officers and directors so long as substitution does not result in gaps or lapses in coverage) with respect to matters occurring prior to the Effective Time; provided, however, that in no event shall the Surviving Entity be required to expend pursuant to this Section 5.10(c) more than an amount equal to 300% of current annual premiums paid by the Company for such insurance and, in the event the cost of such coverage shall exceed that amount, the Surviving Entity shall purchase as much coverage as possible for such amount. The provisions of this Section 5.10(c) shall be deemed to have been satisfied if prepaid “tail” policies with the same terms, conditions and coverage as indicated above have been obtained by the Company for purposes of this Section 5.10 from carriers with the same or better rating as the carrier of such insurances as of the date of this Agreement. The Surviving Entity shall keep such coverage in effect after the Effective Time.

(d)    If Buyer or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any other entity, then and in each case, proper provision shall be made so that the successors and assigns of Buyer shall assume the obligations set forth in this Section 5.10.

(e)    Nothing in this Agreement is intended to, shall be construed to or shall release, waive, or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or its officers, directors and employees, and that the indemnification of this Section 5.10 is not a substitute for any claims under any policies.

(f)    Any indemnification payments made pursuant to this Section 5.10 are subject to and conditioned upon their compliance with Section 18(k) of the Federal Deposit Insurance Act (12 U.S.C. § 1828(k)) and the regulations promulgated by the FDIC (12 C.F.R. Part 359).

Section 5.11    Employees; Benefit Plans.

(a)    All Company Employees who remain employed by the Company or any of its Subsidiaries as of the Effective Time shall be subject to Buyer Bank’s normal and customary employment procedures and practices, including customary background screening and evaluation procedures, and satisfactory employment performance. In addition, the Company agrees, upon Buyer’s reasonable request, to facilitate discussions between Buyer and Company Employees regarding employment, consulting, or other arrangements to be effective prior to or following the Merger. Any interaction between Buyer and Company Employees shall be coordinated by the Company.

(b)

(i)    Company Employees (other than those who are parties to an employment, change of control, or other type of agreement which provides for severance) as of the date of this Agreement who remain employed by the Company or any of its Subsidiaries as of the Effective Time and whose employment is terminated by Buyer (absent termination for cause as determined by the employer) within one year after the Effective Time shall, subject to the execution by each Company Employee of a standard release, substantially in the form set forth in Buyer Disclosure Schedule 5.11(b), in favor of Buyer (if Buyer, in its discretion, requests that a release be signed), receive severance pay in an amount equal to the greater of (i) the amount set forth on Company Disclosure Schedule 5.11(b), or (ii) four weeks of base compensation, in each case to be paid in accordance with the normal and regular payroll practice and the policy of the Company.

(ii)    During the period commencing at the Effective Time and ending on the date which is twelve (12) months from the Effective Time (or if earlier, the date of the employee’s termination of employment with Buyer and its Subsidiaries), Buyer shall cause the Surviving Entity and each of its Subsidiaries, as applicable, to provide the Company Employees who remain employed immediately after the Effective Time with annual base salary or wage level, annual target bonus opportunities (excluding equity-based compensation), and employee benefits (excluding any retiree health or defined benefit retirement benefits) that are, in the aggregate, no less favorable than the annual base salary or wage level, annual target bonus opportunities (excluding equity-based compensation), and employee benefits (excluding any retiree health or defined benefit retirement benefits) provided by Buyer for similarly situated employees of Buyer or Buyer Bank.

(c)    Following the Closing Date, Buyer may choose to maintain any or all of the Company Benefit Plans in its sole discretion, subject to the next sentence of this Section 5.11(c). For any Company Benefit Plan terminated for which there is a comparable Buyer Benefit Plan of general applicability, Company Employees shall be entitled to participate in the Buyer Benefit Plan to the same extent as similarly situated employees of Buyer or Buyer Bank (it being understood that inclusion of the Company Employees in Buyer Benefit Plans may occur, if at all, at different times with respect to different plans). With respect to a comparable Buyer Benefit Plan, for purposes of determining eligibility to participate, vesting, entitlement to benefits and vacation entitlement (but not for accrual of benefits under any Buyer Benefit Plans, including any post-retirement welfare benefit plan of Buyer, but excluding any severance, vacation and/or paid time off plans), service by a Company Employee shall be recognized to the same extent such service was recognized immediately prior to the Effective Time under a comparable Plan in which such Company Employee was a participant immediately before the Effective Time, or if there is no such comparable employee benefit plan, to the same extent such service was recognized under the Company 401(k) Plan immediately prior to the Effective Time to the extent applicable; provided, however, that such service shall not be recognized to the extent such recognition would result in a duplication of benefits.

(d)    Notwithstanding the foregoing, no coverage of any Company Employees who remain employed by the Company or any of its Subsidiaries as of the Effective Time or their dependents shall terminate under any of the Company’s health care plans prior to the time such employees or their dependents, as applicable, become eligible to participate in the health plans, programs and benefits common to similarly situated employees of Buyer or Buyer Bank and their dependents and, consequently, no such employees shall experience a gap in health care benefit coverage. If employees of the Company or any of its Subsidiaries become eligible to participate in a medical, dental, or health plan of Buyer or Buyer Bank upon termination of a similar plan of the Company or any of its Subsidiaries, Buyer shall cause each plan to (i) waive any preexisting condition limitations to the extent such conditions are covered under the applicable medical, health, or dental plans of Buyer or Buyer Bank, (ii) use commercially reasonable efforts to provide full credit under such plans for any deductible, co-payment, and out-of-pocket expenses incurred by the employees and their beneficiaries during the portion of the plan year prior to participation, and (iii) use commercially reasonable efforts to waive any waiting period limitation or evidence of insurability requirement which would otherwise be applicable to the employee on or after the Effective Time, in each case to the extent the employee had satisfied any similar limitation or requirement under an analogous plan prior to the Effective Time for the plan year in which the Effective Time occurs.

(e)    Buyer shall honor, and the Surviving Entity shall continue to be obligated to perform, in accordance with their terms, all vested benefit obligations to, and contractual rights of, current and former employees and directors of the Company existing as of the Effective Time, as well as all employment, severance, deferred compensation, retirement or “change-in-control” agreements, plans, or policies of the Company but only if such obligations, rights, agreements, plans or policies, which are individually or in the aggregate material, are set forth on the Company Disclosure Schedule. Buyer acknowledges that the consummation of the Merger will constitute a “Change in Control” of the Company for purposes of any benefit plans, agreements, and arrangements of the Company that provide for a Change in Control. Without limiting the generality of the foregoing:

(i)     Buyer acknowledges and agrees that (A) the Company is party to the employment agreements and change in control agreements set forth on Company Disclosure Schedule 5.11(e)(i) (the “Change in Control Agreements”); (B) each of the Change in Control Agreements provides for the severance payments and benefits set forth in such agreements and summarized on Company Disclosure Schedule 5.11(e)(i); (C) the consummation of the Merger and the other transactions contemplated hereby shall constitute a “Change in Control” under each of the Change in Control Agreements; and (D) following the Effective Time, Buyer shall honor the obligations of the Company or any successor under the Change in Control Agreements;

(ii)    Company shall use commercially reasonable efforts to pay, or cause to be paid, on the Closing Date the lump sum severance payments set forth on Company Disclosure Schedule 5.11(e)(ii) to the Company Employees listed on such schedule, which are due and payable under each such Company

Employee’s Change in Control Agreement upon a termination by such Company Employee for any reason in connection with, or within 12 months after, a Change in Control; and

(iii)    Buyer and the Company agree that the Company will terminate the 1st Constitution Bancorp 2005 Supplemental Executive Retirement Plan, effective as of January 1, 2005 and the 1st Constitution Bancorp Supplemental Executive Retirement Plan, dated as of October 1, 2002, as amended, pursuant to Treasury Regulation Section 1.409A-3(j)(4)(ix)(B) (collectively, the “SERPs”), effective as of the Closing Date, and to distribute the value of the SERP Benefit amounts as set forth on Company Disclosure Schedule 5.11(e)(iii), less any applicable withholding, to the participants at Closing.

(f)    Nothing in this Agreement shall limit the ability of Buyer or Buyer Bank to amend or terminate any of the Company Benefit Plans or Buyer Benefit Plans in accordance with their terms at any time after the Effective Time, subject to vested rights of employees and directors that may not be terminated pursuant to the terms of the Company Benefit Plans or Buyer Benefit Plans.

(g)    In the event that Buyer or Buyer Bank terminates or lays off a sufficient number of employees following the Effective Time to trigger a notice requirement under the Worker Adjustment and Retraining Notification Act of 1988 or any similar applicable Law (“WARN Act”) with respect to (i) Company Employees employed during the 90-day period preceding the Effective Time, and (ii) Company Employees employed by Buyer or Buyer Bank after the Effective Time, Buyer shall be solely responsible for compliance with, and any liabilities incurred pursuant to, the WARN Act. The Company shall cooperate in providing information reasonably requested by Buyer that is necessary for Buyer to prepare and distribute notices that Buyer may desire to provide prior to the Effective Time under the WARN Act.

(h)    Nothing in this Section 5.11, expressed or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 5.11. Without limiting the foregoing, no provision of this Section 5.11 will create any third party beneficiary rights in any current or former employee, director, or consultant of the Company or its Subsidiaries in respect of continued employment (or resumed employment) or any other matter. Nothing in this Section 5.11 is intended (i) to amend any Company Benefit Plan or any Buyer Benefit Plan, (ii) interfere with Buyer’s or the Surviving Entity’s right from and after the Closing Date to amend or terminate any Company Benefit Plan or Buyer Benefit Plan or (iii) interfere with Buyer’s or the Surviving Entity’s right from and after the Effective Time to terminate the employment or provision of services by any director, employee, independent contractor, or consultant.

(i)    If requested by Buyer in writing reasonably prior to the Effective Time, the Company shall cause the Company’s 401(k) plan to be terminated effective as of the day immediately prior to the Effective Time and contingent upon the occurrence of the Closing. If Buyer requests that the Company’s 401(k) plan be terminated, the Company and Buyer shall use commercially reasonable efforts to take any and all actions as may be required, including adopting amendments to Company’s 401(k) plan and/or Buyer’s 401(k) plan, to permit Company Employees who are employed by Buyer or Buyer Bank following the Effective Time to roll over any eligible rollover distributions in the Company’s 401(k) plan into Buyer’s 401(k) plan, excluding those related to plan loans under the Company’s 401(k) plan. Further, if Buyer requests that the Company’s 401(k) plan be terminated and to the extent permissible under applicable law, Buyer shall use commercially reasonable efforts, including adopting any amendments and coordinating with the third-party administrator of Buyer’s 401(k) plan, to establish an employer stock fund as part of Buyer’s 401(k) plan for the sole purpose of permitting Company Employees who are employed by Buyer or Buyer Bank following the Effective Time to make a one-time direct transfer of Buyer Common Stock which has been allocated to their respective Company 401(k) accounts as of the Effective Time to the Buyer’s 401(k) plan as soon practicable after the Effective Time; provided, however, that except as otherwise contemplated by this Section 5.11(i), no participant in Buyer’s 401(k) plan will be permitted to purchase additional shares of Buyer Common Stock through Buyer’s 401(k) plan or transfer additional assets into the employer stock fund of Buyer’s 401(k) plan.

Section 5.12    Notification of Certain Changes. Each of Buyer and the Company shall promptly advise the other Party of any change or event having, or which would reasonably be expected to have, a Material Adverse Effect with respect to it or which it believes would reasonably be expected to, cause or constitute a material breach of any of its representations, warranties or covenants contained in this Agreement. Prior to the Effective Time (and on the date prior to the Closing Date), Buyer and the Company will supplement or amend their respective Disclosure Schedules delivered in connection with the execution of this Agreement to reflect any matter which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Disclosure Schedule or which is necessary to correct any information in such Disclosure Schedule which has been rendered materially inaccurate. No supplement or amendment to the Buyer Disclosure Schedule or the Company Disclosure Schedule shall have any effect for the purpose of determining satisfaction of the conditions set forth in Sections 6.02(a) or 6.03(b), or compliance by Buyer or the Company with the respective covenants and agreements.

Section 5.13    Current Information. During the period from the date of this Agreement to the Effective Time, the Company will cause one or more of its designated representatives to confer on a regular and frequent basis (not less than monthly) with representatives of Buyer and to report the general status of the Company’s financial affairs and the ongoing operations of the Company and its Subsidiaries. Without limiting the foregoing, (A) the Company agrees to provide to Buyer (i) a copy of each report filed by the Company or any of its Subsidiaries with a Governmental Authority (if permitted by applicable Law) within one (1) Business Day following its filing, and (ii) a consolidated balance sheet and a consolidated statement of operations, without related notes, within twenty (20) days after the end of each month, prepared in accordance with the Company’s current financial reporting practices, and (B) the Company shall provide Buyer, on a monthly basis, with a schedule of all new loans, leases, extensions of credit, and renewal loans, leases and extensions of credit, or any increase in any customer’s aggregate credit outstanding or lease commitment, and provide Buyer with a copy of, and the opportunity to discuss upon request, the relevant documentation for any loan, extension of credit, lease, or renewal.

Section 5.14    Transition; Informational Systems Conversion. From and after the date of this Agreement, Buyer and the Company shall use their commercially reasonable efforts to facilitate the integration of the Company with the business of Buyer following consummation of the transactions contemplated by this Agreement, and shall meet on a regular basis to discuss and plan for the conversion of the data processing and related electronic informational systems of the Company and each of its Subsidiaries (the “Information Systems Conversion”) to those used by Buyer, which planning shall include, but not be limited to: (a) discussion of third-party service provider arrangements of the Company and each of its Subsidiaries; (b) non-renewal, after the Effective Time, of personal property leases and software licenses used by the Company and each of its Subsidiaries in connection with systems operations; (c) retention of outside consultants and additional employees to assist with the conversion; (d) outsourcing, as appropriate after the Effective Time, of proprietary or self-provided system services; and (e) any other actions necessary and appropriate to facilitate the conversion, as soon as practicable following the Effective Time; provided, however, that the Company will not be required to take any actions or provide any information pursuant to this Section 5.14 that would, in the Company’s reasonable determination, violate applicable federal, state or local statutes, Laws, regulations, ordinances, rules, judgments, orders or decrees related to data protection or privacy. Buyer shall promptly reimburse the Company for any reasonable out-of-pocket fees, expenses, or charges that the Company may incur as a result of taking, at the request of Buyer, any action to facilitate the Information Systems Conversion.

Section 5.15    Access to Customers and Suppliers.

(a)    Access to Customers. The Company and Buyer will work together to promote good relations between Company Bank and its customers and to retain and grow Company Bank customer relationships prior to and after the Effective Time. The Company and Buyer agree that it may be advisable from and after the date of this Agreement for representatives of Company Bank and/or of Buyer Bank to meet with Company Bank customers to discuss the business combination and related transactions contemplated by this Agreement with

Company Bank customers. Meetings with Company Bank customers will only occur with the express, prior permission of the Company Bank, will be arranged solely by Company Bank representatives, and will be jointly attended by representatives of both Company Bank and Buyer Bank. The Company, however, will not be required to take any actions or provide any information pursuant to this Section 5.15 that would, in the Company’s reasonable determination, violate applicable federal, state or local statutes, Laws, regulations, ordinances, rules, judgments, orders or decrees related to data protection or privacy. Nothing in this Section 5.15 shall be deemed to prohibit representatives of Company Bank and Buyer Bank to meet with and communicate with their respective customers that may also be customers of the other Party.

(b)    Access to Suppliers. From and after the date of this Agreement, the Company shall, upon Buyer’s reasonable request, introduce Buyer and its representatives to suppliers of the Company and its Subsidiaries for the purpose of facilitating the integration of the Company and its business into that of Buyer. Any interaction between Buyer and the Company’s suppliers shall be coordinated by the Company. The Company shall have the right to participate in any discussions between Buyer and the Company’s suppliers.

Section 5.16    Environmental Investigations.

(a)    Subject to the terms of an access agreement to be mutually agreed to by the Parties, the Company agrees to cooperate with and grant access to an environmental consulting firm selected by Buyer and reasonably acceptable to the Company, during normal business hours (and at such other times as may be agreed), to any real property (including buildings or other structures) currently owned or operated by the Company or any of its Subsidiaries for the purpose of conducting non-invasive environmental investigations and studies which shall be conducted so as to eliminate or minimize to the greatest extent possible interference with the Company’s operation of its business. As set forth in the access agreement, Buyer shall maintain or cause to be maintained reasonably adequate insurance with respect to any such investigations conducted by Buyer and Buyer shall be required to restore each property to substantially its pre-assessment condition. All costs and expenses incurred in connection with any investigations and any restoration and clean up shall be borne solely by Buyer.

(b)    Buyer acknowledges and agrees that no invasive testing at any real property owned or operated by the Company, including, without limitation, a Phase II environmental study or any testing which would otherwise damage or disturb any portion of any real property shall be permitted without first obtaining the Company’s prior written consent, which consent shall not be unreasonably withheld. For the avoidance of doubt, in no event shall invasive sampling by Buyer be performed by, or results provided to, an LSRP as defined in N.J.A.C. 7:26C-1.3. Buyer shall not provide any Governmental Authority or any other Person with information concerning the environmental condition of any real property without obtaining the Company’s prior written consent thereto, which consent shall not be unreasonably withheld.

(c)    With respect to any information provided by the Company in connection with Buyer’s environmental investigations, Buyer acknowledges that the Company makes no representations regarding the accuracy or completeness of such information and Buyer shall rely solely upon its own Knowledge of any real property based on its investigations and its own inspections of the real property in determining its physical condition.

Section 5.17    ISRA. To the extent that the transactions contemplated by, or the properties subject to, this Agreement constitute an “industrial establishment” as defined in the Industrial Site Recovery Act, N.J.S.A. 13:lK-6 et seq., and the regulations promulgated thereunder (“ISRA”), the Company shall make all applicable submissions, provide all information and comply with all requirements of ISRA in connection with the transactions contemplated hereby.

Section 5.18    Shareholder Litigation and Claims.

(a)    In the event that any shareholder litigation related to this Agreement or the Merger or the other transactions contemplated by this Agreement is brought or, to the Company’s Knowledge, threatened, against the

Company and/or the members of the Board of Directors of the Company prior to the Effective Time, the Company shall consult with Buyer regarding the defense or settlement of the litigation, and no such settlement shall be agreed to without Buyer’s prior written consent (not to be unreasonably withheld, conditioned or delayed). The Company shall (i) promptly notify Buyer of any shareholder litigation brought, or threatened, against the Company and/or members of the Board of Directors of the Company, (ii) keep Buyer reasonably informed with respect to the litigation’s status, provided, however, that no information need to be provided if doing so would jeopardize the attorney-client privilege or contravene any applicable Law or binding agreement entered into prior to the date of this Agreement, and (iii) give Buyer the opportunity to participate at its own expense in the defense or settlement of any shareholder litigation. The Company shall consult with Buyer regarding the selection of counsel to represent the Company in any such shareholder litigation.

(b)    In the event that any shareholder litigation related to this Agreement or the Merger or the other transactions contemplated by this Agreement is brought or, to Buyer’s Knowledge, threatened, against Buyer and/or the members of the Board of Directors of Buyer prior to the Effective Time, Buyer shall consult with the Company regarding the defense or settlement of the litigation, and no such settlement shall be agreed to without the Company’s prior written consent (not to be unreasonably withheld, conditioned or delayed). Buyer shall (i) promptly notify the Company of any shareholder litigation brought, or threatened, against Buyer and/or members of the Board of Directors of Buyer, (ii) keep the Company reasonably informed with respect to the litigation’s status, provided, however, that no information need to be provided if doing so would jeopardize the attorney-client privilege or contravene any applicable Law or binding agreement entered into prior to the date of this Agreement, and (iii) give the Company the opportunity to participate at its own expense in the defense or settlement of any shareholder litigation. Buyer shall consult with the Company regarding the selection of counsel to represent Buyer in any such shareholder litigation.

Section 5.19    Director Resignations. Subject to Section 5.26, the Company shall use commercially reasonable efforts to deliver to Buyer resignations of the directors of the Company, Company Bank, and any of their Subsidiaries requested in writing by Buyer at least five (5) Business Days prior to the Closing Date, with each such resignation to be effective as of the Effective Time.

Section 5.20    Third Party Consents. The Company shall use commercially reasonable efforts to obtain the Company Third Party Consents prior to Closing.

Section 5.21    Coordination.

(a)    The Company shall take any actions Buyer may reasonably request prior to the Effective Time to facilitate the consolidation of the operations of Company Bank with Buyer Bank, including, without limitation, the preparation and filing of all documentation that is necessary or desirable to obtain all permits, consents, approvals and authorizations of third parties or Governmental Authorities to close and/or consolidate any Buyer Bank or Company Bank branches or facilities. The Company shall give due consideration to Buyer’s input, with the understanding that, notwithstanding any other provision contained in this Agreement, neither Buyer nor Buyer Bank shall under any circumstance be permitted to exercise control of the Company or any of its Subsidiaries prior to the Effective Time. The Company shall permit representatives of Buyer Bank to be onsite at Company Bank during normal business hours to facilitate consolidation of operations and assist with any other coordination efforts as necessary.

(b)    Upon Buyer’s reasonable request after the Determination Date (and prior to the Effective Time) and consistent with GAAP, the rules and regulations of the SEC and applicable banking Laws and regulations, (i) the Company and its Subsidiaries shall modify or change their loan, OREO, accrual, reserve, tax, litigation, and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be applied on a basis that is consistent with that of Buyer and (ii) the Company shall make such accruals under the Company Benefit Plans as Buyer may reasonably request to reflect the benefits payable under such Company Benefit Plans upon the completion of the Merger. Notwithstanding the foregoing, no such modifications, changes, or divestitures of the type described in this Section 5.21(b) need be made prior to the satisfaction of the conditions set forth in Sections 6.01(a) and 6.01(b).

(c)    The Company shall, consistent with GAAP and regulatory accounting principles, use their commercially reasonable efforts to implement at Buyer’s request internal control procedures which are consistent with Buyer’s and Buyer Bank’s current internal control procedures to allow Buyer to fulfill its reporting requirement under Section 404 of the Sarbanes-Oxley Act, provided, however, that no such modifications, changes, or divestitures need be made prior to the satisfaction of the conditions set forth in Sections 6.01(a) and 6.01(b).

(d)    No accrual or reserve or change in policy or procedure made by the Company or any of its Subsidiaries pursuant to this Section 5.21 shall constitute or be deemed to be a breach, violation, of or failure to satisfy any representation, warranty, covenant, agreement, condition, or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation, or failure to satisfy shall have occurred. The recording of any such adjustment shall not be deemed to imply any misstatement of previously furnished financial statements or information and shall not be construed as concurrence of the Company or its management with any such adjustments.

(e)    Subject to Section 5.21(b), Buyer and the Company shall cooperate (i) to minimize any potential adverse impact to Buyer under ASC 805, and (ii) to maximize potential benefits to Buyer and its Subsidiaries under Code Section 382 in connection with the transactions contemplated by this Agreement, in each case consistent with GAAP, the rules and regulations of the SEC, and applicable banking Laws.

Section 5.22    Assumption of Indenture. Prior to Closing, the Company and Buyer shall take all actions necessary for Buyer to enter into a supplemental indenture with the trustee under the Indenture, dated as of June 15, 2006 (the “Indenture”), relating to the Company’s outstanding floating-rate junior subordinated debt securities due June 15, 2036 (the “Debt Securities”) to evidence the succession of Buyer as of the Effective Time. Pursuant to such supplemental indenture, Buyer will agree to assume the covenants, agreements and obligations of the Company under the Indenture, including the obligation to make all payments when due in respect of the Debt Securities.

Section 5.23    Stock Exchange De-listing. Prior to the Closing Date, the Company shall cooperate with Buyer and use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NASDAQ to enable the de-listing by the Surviving Entity of the Company Common Stock from NASDAQ and the deregistration of the Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

Section 5.24    Coordination of Dividends. After the date of this Agreement, each of Buyer and the Company shall coordinate with the other the payment of dividends with respect to Buyer Common Stock and Company Common Stock and the record dates and payment dates relating thereto, it being the intention of the Parties that holders of Company Common Stock shall not receive two dividends, or fail to receive one dividend, for any single calendar quarter with respect to their shares of Company Common Stock or any share of Buyer Common Stock that any such holder receives in exchange for such shares of Company Common Stock in the Merger.

Section 5.25    Section 16. The Company and Buyer agree that, in order to most effectively compensate and retain those officers and directors of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act (the “Company Insiders”), both prior to and after the Effective Time, it is desirable that the Company Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable Law in connection with the conversion of shares of Company Common Stock, Company Equity Awards in the Merger, and for that compensatory and retentive purpose, agree to the provisions of this Section 5.25. The Boards of Directors of Buyer and of the Company, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly, and in any event prior to the Effective Time, take all such steps as may be required to cause (in the case of the Company) any dispositions of Company Common Stock or Company Equity Awards by the Company Insiders, and (in the case of Buyer) any acquisitions of Buyer Common Stock by any Company Insiders who, immediately following the Effective Time, will be officers or directors of the Surviving Entity subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable Law.

Section 5.26    Representation on Buyer Board and Buyer Bank Board. Prior to the Closing, the Board of Directors of Buyer and the Board of Directors of Buyer Bank each shall increase by one (1) the number of directors constituting the entire Board of Directors of Buyer or Buyer Bank, as the case may be, effective as of and contingent upon the occurrence of the Effective Time, and shall duly elect one (1) individual to be designated, prior to the Effective Time, by the Company pursuant to the procedure set forth in the following sentence (the “Director Designee”) to become a director of Buyer and Buyer Bank, effective as of and contingent upon the occurrence of the Effective Time. The Director Designee shall be the President and Chief Executive Officer of the Company as of the date of this Agreement. In the event that prior to the Effective Time, the Director Designee becomes unable to serve as a member of the Buyer and Buyer Bank Boards of Directors due to death or disability, or determines that he will not serve as a member of the Buyer and Buyer Bank Boards of Directors, then a replacement shall be recommended by the Company’s Board of Directors to the Buyer and Buyer Bank Boards of Directors and the nominating committee thereof for approval (such approval not to be unreasonably withheld or delayed). Subject to its fiduciary duties, the Board of Directors of Buyer shall nominate the Director Designee (or his replacement in accordance with the preceding sentence) for election at the 2022 annual meeting of Buyer shareholders, and shall appoint the Director Designee to the Buyer Bank Board of Directors, for a term of no less than one year. Notwithstanding the foregoing, Buyer’s and Buyer Bank’s obligation to elect the Director Designee is subject to Buyer’s customary background screening and evaluation procedures for potential directors, and the Director Designee’s compliance with Buyer’s governance and ethics policies in place from time to time, as reasonably determined by Buyer’s Nominating and Corporate Governance Committee.

ARTICLE VI

CONDITIONS TO CONSUMMATION OF THE MERGER

Section 6.01    Conditions to Obligations of the Parties to Effect the Merger. The respective obligations of Buyer and the Company to consummate the Merger are subject to the fulfillment or, to the extent permitted by applicable Law, written waiver by the Parties prior to the Closing Date of each of the following conditions:

(a)    Shareholder Approvals. The Requisite Company Shareholder Approval and the Requisite Buyer Shareholder Approval shall have been obtained.

(b)    Regulatory Approvals. All Regulatory Approvals and all other consents and approvals of a Governmental Authority required to consummate the Merger shall have been obtained and shall remain in full force and effect and all statutory waiting periods shall have expired or been terminated.

(c)    No Injunctions or Restraints; Illegality. No judgment, order, injunction, or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of any of the transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, injunction, or decree shall have been enacted, entered, promulgated, or enforced by any Governmental Authority that prohibits or makes illegal the consummation of any of the transactions contemplated by this Agreement.

(d)    Effective Registration Statement. The Registration Statement shall have become effective and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC or any other Governmental Authority.

(e)    Listing of Buyer Common Stock. The shares of Buyer Common Stock issuable pursuant to the Merger shall have been approved for listing on NASDAQ, subject to official notice of issuance.

Section 6.02    Conditions to Obligations of the Company. The obligations of the Company to consummate the Merger also are subject to the fulfillment or written waiver by the Company prior to the Closing Date of each of the following conditions:

(a)    Representations and Warranties. Except for those representations and warranties that are made as of a particular date, the representations and warranties of Buyer set forth in this Agreement shall be true and correct in all material respects (except with respect to those representations and warranties that are qualified as to materiality, which shall be true in all respects) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, in all cases subject to the standard set forth below. The representations and warranties of Buyer contained in this Agreement that are made as of a particular date shall be true and correct in all material respects (except with respect to those representations and warranties that are qualified as to materiality, which shall be true in all respects) as of such date, subject to the standards set forth below. No representation or warranty of Buyer contained in Article IV shall be deemed untrue or incorrect as a consequence of the existence of any fact, circumstance, or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances, or events inconsistent with any section of this Article IV, has had or would reasonably be expected to have a Material Adverse Effect with respect to Buyer, disregarding any materiality or Material Adverse Effect qualification contained in any representation or warranty; provided, however, that the foregoing standard shall not apply to the representations and warranties contained in Sections 4.02, 4.03, 4.04, 4.05 and 4.10, which shall be deemed untrue and incorrect if they are not true and correct in all material respects. The Company shall have received a certificate, dated as of the Closing Date, signed on behalf of Buyer by a duly authorized officer of Buyer to that effect.

(b)    Performance of Obligations of Buyer. Buyer shall have performed and complied in all material respects with all of its covenants and other obligations under this Agreement required to be performed or complied with at or prior to the Closing Date, and the Company shall have received a certificate, dated as of the Closing Date, signed on behalf of Buyer by a duly authorized officer of Buyer to that effect.

(c)    Expansion of Board. Buyer shall have furnished the Company with evidence of the fulfillment of Buyer’s obligations under Section 5.26 of this Agreement.

(d)    Tax Opinion. The Company shall have received an opinion from Day Pitney LLP dated as of the Closing Date, in form and substance reasonably satisfactory to the Company, to the effect that, on the basis of the facts, representations, and assumptions, and subject to the limitations, set forth in such opinion, the Merger will be treated for federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering its opinion, Day Pitney LLP may require and rely upon representations contained in certificates of officers of the Company and Buyer.

(e)    [Intentionally omitted].

(f)    “Change in Control” Payout. Buyer shall have paid to each of the Company Employees set forth on Company Disclosure Schedule 5.11(e)(ii) the lump sum severance payments set forth on such schedule, unless the Company has made such payments.

(g)    Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard. No event shall have occurred, and no circumstances shall exist, that would give rise to or otherwise require Buyer to make disclosure under Item 3.01 of Form 8-K.

(h)    Other Actions. Buyer shall have furnished the Company with such certificates of their respective officers or others and such other documents to evidence fulfillment of the conditions set forth in Section 6.01 and Section 6.02 as the Company may reasonably request.

Section 6.03    Conditions to Obligations of Buyer. The obligations of Buyer to consummate the Merger are subject to the fulfillment or written waiver by Buyer prior to the Closing Date of each of the following conditions:

(a)    Company Common Stock. Notwithstanding the standard set forth in Section 3.01, the number of shares of Company Common Stock outstanding as of the Closing Date of this Agreement shall not exceed 10,284,848, except to the extent increased as a result of the exercise or vesting, after the date of this Agreement, of the Company Equity Awards listed on the Company Disclosure Schedule, provided such Company Equity Awards are exercised or vest in accordance with the terms existing as of the date of this Agreement and disclosed on the Company Disclosure Schedule.

(b)    Representations and Warranties. Except for those representations and warranties that are made as of a particular date, the representations and warranties of the Company set forth in this Agreement shall be true and correct in all material respects (except with respect to those representations and warranties that are qualified as to materiality, which shall be true in all respects) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, in all cases subject to the standard set forth below. The representations and warranties of the Company contained in this Agreement that are made as of a particular date shall be true and correct in all material respects (except with respect to those representations and warranties that are qualified as to materiality, which shall be true in all respects) as of such date, subject to the standard set forth below. No representation or warranty of the Company contained in Article III shall be deemed untrue or incorrect as a consequence of the existence of any fact, circumstance or event unless such fact, circumstance, or event, individually or taken together with all other facts, circumstances or events inconsistent with any section of Article III, has had or would reasonably be expected to have a Material Adverse Effect with respect to the Company, disregarding any materiality or Material Adverse Effect qualification contained in any representation or warranty; provided, however, that the foregoing standard shall not apply to the representations and warranties contained in Sections 3.02, 3.03, 3.05, 3.06, 3.10(a) and 3.15, which shall be deemed untrue and incorrect if not true and correct in all material respects. Buyer shall have received a certificate, dated the Closing Date, signed on behalf of the Company by a duly authorized officer of the Company to that effect.

(c)    Performance of Obligations of the Company. The Company shall have performed and complied in all material respects with all of its covenants and other obligations under this Agreement required to be performed or complied with at or prior to the Closing Date, and Buyer shall have received a certificate, dated the Closing Date, signed on behalf of the Company by a duly authorized officer of the Company to that effect.

(d)    No Burdensome Condition. No Burdensome Condition shall exist with respect to Regulatory Approval required for consummation of the Merger and Bank Merger.

(e)    Tax Opinion. Buyer shall have received an opinion from Luse Gorman, PC dated as of the Closing Date, in substance and form reasonably satisfactory to Buyer, to the effect that, on the basis of the facts, representations, and assumptions, and subject to the limitations, set forth in such opinion, the Merger will be treated for federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering its opinion, Luse Gorman, PC may require and rely upon representations contained in certificates of officers of the Company and Buyer.

(f)    FIRPTA Certification. The Company shall have made available to Buyer a certificate dated as of the Closing Date, in form and substance required under the Treasury Regulations promulgated pursuant to Section 1445 of the Code, certifying such facts as to establish that the transactions contemplated by this Agreement are exempt from withholding pursuant to Section 1445 of the Code.

(g)    Other Actions. The Company shall have furnished Buyer with such certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in Section 6.01 and Section 6.03 as Buyer may reasonably request.

Section 6.04    Frustration of Closing Conditions. Neither Buyer nor the Company may rely on the failure of any condition set forth in Section 6.01, Section 6.02, or Section 6.03, to be satisfied if such failure was caused by such Party’s failure to use commercially reasonable efforts to consummate the Merger, as required by and subject to Section 5.03.

ARTICLE VII

TERMINATION

Section 7.01    Termination. This Agreement may be terminated and the Merger and the Bank Merger may be abandoned:

(a)    Mutual Consent. At any time prior to the Effective Time, by the mutual consent of Buyer and the Company if the Board of Directors of Buyer and the Board of Directors of the Company each so determines by a majority vote of its entire Board of Directors.

(b)    No Regulatory Approval. By either Buyer or the Company, if its Board of Directors so determines by a majority vote of the members of its entire Board of Directors, in the event the approval of any Governmental Authority required for consummation of the Merger or Bank Merger shall have been denied by final, nonappealable action by such Governmental Authority or an application seeking approval of the Merger or Bank Merger shall have been permanently withdrawn at the request of a Governmental Authority, unless the failure to obtain such approval shall be due to the failure of the Party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such Party set forth herein.

(c)    No Shareholder Approval. (i) By either Buyer or the Company (provided in the case of the Company that it shall not be in material breach of any of its obligations under Section 5.04(a) and Section 5.09), if the Requisite Company Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Company Meeting; or (ii) by either Buyer or the Company (provided in the case of Buyer that it shall not be in material breach of any of its obligations under Section 5.04(b)), if the Requisite Buyer Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Buyer Meeting.

(d)    Breach of Representations and Warranties. By either Buyer or the Company (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement in a manner that would entitle the other Party not to consummate the Merger or Bank Merger) if there shall have been a breach by the other Party of any of the representations or warranties (or any such representation or warranty shall cease to be true) of such Party set forth in this Agreement (subject to the standards set forth in Sections 6.02(a) and 6.03(b), as applicable) which is not cured prior to the earlier of the Cut-off Date and thirty (30) days following written notice to the Party committing the breach from the other Party, or if the breach, by its nature or timing, cannot be cured prior to the Cut-off Date; provided, however, that neither Party shall have the right to terminate this Agreement pursuant to this Section 7.01(d) unless the breach of the representation or warranty, together with all other such breaches, (i) would entitle Buyer not to consummate the transactions contemplated hereby under Section 6.03(b) of this Agreement (in the case of a breach of a representation or warranty by the Company), or (ii) would entitle the Company not to consummate the transactions contemplated hereby under Section 6.02(a) of this Agreement (in the case of a breach of a representation or warranty by Buyer).

(e)    Breach of Covenants. By either Buyer or the Company (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this

Agreement in a manner that would entitle the other Party not to consummate the Merger or Bank Merger) if there shall have been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the other Party which shall not have been cured prior to the earlier of the Cut-off Date and thirty (30) days following written notice to the Party committing the breach from the other Party, or if the breach, by its nature or timing, cannot be cured prior to the Cut-off Date.

(f)    Delay. By either Buyer or the Company if the Merger shall not have been consummated on or before May 31, 2022 (the “Cut-off Date”), unless the failure of the Closing to occur by that date shall be due to a material breach of this Agreement by the Party seeking to terminate this Agreement.

(g)    Superior Proposal. By the Company if, at any time after the date of this Agreement and prior to obtaining the Requisite Company Shareholder Approval, the Company receives an Acquisition Proposal; provided, however, that the Company shall not terminate this Agreement pursuant to the foregoing clause unless:

(i)    the Company shall have complied with Section 5.09 of this Agreement, including the conclusion by the Board of Directors of the Company in good faith that the Acquisition Proposal is a Superior Proposal;

(ii)    the Board of Directors of the Company approves, and the Company concurrently enters into, a definitive agreement with respect to the Superior Proposal; and

(iii)    the Company concurrently pays the Company Termination Fee payable pursuant to Section 7.02.

(h)    Failure to Recommend; Third Party Acquisition Transaction; Etc. At any time prior to the receipt of the Requisite Company Shareholder Approval, by Buyer if the Company or the Company’s Board of Directors has (i) effected a Company Subsequent Determination or approved, adopted, endorsed or recommended any Acquisition Proposal, whether or not permitted by Section 5.09, (ii) failed to make its recommendation referred to in Section 5.04 or made a Change in Recommendation, whether or not permitted by Section 5.09, (iii) breached the terms of Section 5.09 of this Agreement in any material respect adverse to Buyer, (iv) recommended that the Company’s shareholders tender their shares in response to the commencement (other than by Buyer or a Subsidiary thereof) of a tender offer or exchange offer for 25% or more of the outstanding shares of Company Common Stock, or otherwise failed to recommend that such shareholders reject such tender offer or exchange offer within the ten (10) Business Day period specified in Rule 14e-2(a) under the Exchange Act, or (v) materially breached its obligations under Section 5.04 by failing to call, give notice of, convene, and hold the Company Meeting in accordance with Section 5.04.

(i)    [Intentionally omitted].

(j)    Price of the Buyer Common Stock. By the Company, if the Board of Directors of the Company so determines by a majority vote, in the event that, as of the Determination Date, both of the following conditions are satisfied:

(i)    the Average Determination Price shall be less than 82.5% of the Buyer Starting Price; and

(ii)    (A) the quotient (rounded to four decimal places) obtained by dividing the Average Determination Price by the Buyer Starting Price (such quotient, the “Buyer Ratio”) is less than (B) the number equal to (1) the quotient (rounded to four decimal places) obtained by dividing the Final Index Price by the Initial Index Price (such quotient, the “Index Ratio”) minus (2) 0.175 from such quotient; subject to the following:

If the Company elects to exercise its termination right pursuant to this Section 7.01(j), it shall give written notice to Buyer not later than the end of the third Business Day next following the Determination Date. During the five (5) Business Day period commencing with its receipt of such notice, Buyer may, at its option, increase the Exchange Ratio to a number equal to the lesser of (x) a quotient (rounded to four decimal places), the numerator of which is equal to the product of the Exchange Ratio (as then in effect) and the Index Ratio, and the denominator of which is equal to the Buyer Ratio, or (y) a quotient (rounded to four decimal places), the numerator of which is the product of the Exchange Ratio (as then in effect) and the Buyer Starting Price, and the denominator of which is the Average Determination Price. If Buyer makes an election contemplated by the preceding sentence within such five (5) Business Day period, it shall give prompt written notice to the Company of such election and the revised Exchange Ratio and no termination shall have occurred pursuant to this Section 7.01(j) and this Agreement shall remain in effect in accordance with its terms (except that the Exchange Ratio shall be modified), and any references in this Agreement to “Exchange Ratio” shall thereafter be deemed to refer to the Exchange Ratio as adjusted pursuant to this Section 7.01(j).

If the outstanding shares of Buyer Common Stock or any company belonging to the Index shall be changed into a different number of shares by reason of any stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares, or similar transaction between the date of the Agreement and the Determination Date, the prices for the common stock of such company will be appropriately adjusted.

For purposes of this Section 7.01(j), the following terms shall have the meanings set forth below:

“Average Determination Price” means the VWAP of Buyer Common Stock for the ten (10) consecutive full trading days ending on the trading day immediately preceding the Determination Date, rounded to the nearest one-tenth of a cent.

“Buyer Starting Price” is $17.5524.

“Determination Date” means the date on which the last required approval of a Governmental Authority is obtained with respect to the Merger, without regard to any requisite waiting period.

“Final Index Price” means the average, rounded to the nearest one-tenth of a cent, of the closing prices of the Index for the same trading days used in calculating the Average Determination Price.

“Index” means the NASDAQ Bank Index or, if such Index is not available, such substitute or similar index as substantially replicates the NASDAQ Bank Index.

“Initial Index Price” means the average, rounded to the nearest one-tenth of a cent, of the closing prices of the Index for the same trading days used in calculating the Buyer Starting Price.

Section 7.02    Termination Fee; Reimbursement.

(a)    In recognition of the efforts, expenses and other opportunities foregone by Buyer while structuring and pursuing the Merger, the Company shall pay to Buyer by wire transfer of immediately available funds a termination fee equal to $9.0 million (the “Company Termination Fee”):

(i)    in the event the Company terminates this Agreement pursuant to Section 7.01(g), in which case the Company shall pay the Company Termination Fee at or prior to the time of such termination; and

(ii)    in the event Buyer terminates this Agreement pursuant to Section 7.01(h), in which case the Company shall pay the Company Termination Fee as promptly as practicable (but in any event within three (3) Business Days of termination).

(b)    In the event that (A) (i) an Acquisition Proposal, whether or not conditional, shall have been publicly announced after the date of this Agreement (or any Person shall have, after the date of this Agreement, publicly announced an intention, whether or not conditional, to make an Acquisition Proposal) or (ii) the Board of Directors of the Company has made a Change in Recommendation (or publicly proposed to make a Change in

Recommendation), prior to or on the date of the Company Meeting (including any adjournment or postponement at which the vote on the Merger is held), (B) this Agreement is thereafter terminated by either Buyer or the Company pursuant to Section 7.01(c)(i) or Section 7.01(f) or by Buyer pursuant to Section 7.01(d) or Section 7.01(e), and (C) within twelve (12) months following the date of such termination, the Company enters into a definitive agreement with respect to, or the Company consummates, any Acquisition Transaction (whether or not such Acquisition Transaction resulted from or was related to the Acquisition Proposal referred to in the foregoing clause (A)(i), if applicable), then the Company shall pay Buyer the Company Termination Fee, less the Buyer Reimbursement Amount (but only to the extent that the Company has actually paid to Buyer the Buyer Reimbursement Amount), which amount shall be payable by wire transfer of immediately available funds on or prior to the earlier of the Company entering into a definitive agreement for or consummating such Acquisition Transaction, provided, however, that for purposes of this clause (C), all references in the definition of “Acquisition Transaction” to “20% or more” shall instead refer to “50% or more.”

(c)    If this Agreement is validly terminated by Buyer pursuant to Section 7.01(d) or Section 7.01(e) (other than under the circumstances referred to in Section 7.02(b)(B), in which event Section 7.02(b) shall govern), or the Company shall terminate this Agreement pursuant to Section 7.01(f) and at such time Buyer could have validly terminated this Agreement pursuant to Section 7.01(d) or Section 7.01(e), then the Company shall pay at Buyer’s direction as promptly as possible (but in any event within three (3) Business Days) following receipt of an invoice therefor up to $1.0 million of Buyer’s and its Subsidiaries’ reasonably documented out-of-pocket fees and expenses (including reasonable legal fees and expenses) actually incurred by Buyer and its Subsidiaries prior to the termination of this Agreement in connection with the negotiation, execution, delivery, or performance of this Agreement by Buyer (the “Buyer Reimbursement Amount”).

(d)    If this Agreement is validly terminated by the Company pursuant to Section 7.01(d) or Section 7.01(e), or Buyer shall terminate this Agreement pursuant to Section 7.01(f) and at such time the Company could have validly terminated this Agreement pursuant to Section 7.01(d) or Section 7.01(e), then Buyer must promptly (and in any event within five (5) Business Days) pay at the Company’s direction following receipt of an invoice therefor up to $750,000 of the Company’ and the Subsidiaries’ reasonably documented out-of-pocket fees and expenses (including reasonable legal fees and expenses) actually incurred by the Company and its Subsidiaries prior to the termination of this Agreement in connection with the negotiation, execution, delivery, or performance of this Agreement by the Company (the “Buyer Termination Fee”).

(e)    Notwithstanding anything to the contrary set forth in this Agreement, (i) if the Company pays or causes to be paid to Buyer the Company Termination Fee, neither the Company (or any successor in interest of the Company) nor any of its officers, directors or affiliates will have any further obligations or liabilities to Buyer with respect to this Agreement or the transactions contemplated by this Agreement, (ii) if the Company pays or causes to be paid to Buyer the Buyer Reimbursement Amount, neither the Company (or any successor in interest of the Company) nor any of its officers, directors or affiliates will have any further obligations or liabilities to Buyer with respect to this Agreement or the transactions contemplated by this Agreement, except for the obligation to pay the Buyer Termination Fee (less the Buyer Reimbursement Amount already paid) if it later becomes due pursuant to Section 7.02(b), and (iii) if Buyer pays or causes to be paid to the Company the Buyer Termination Fee, neither Buyer (or any successor in interest of Buyer) nor any of its officers, directors or affiliates will have any further obligations or liabilities to the Company with respect to this Agreement or the transactions contemplated by this Agreement.

(f)    Each of Buyer and the Company acknowledges that the agreements contained in this Section 7.02 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other Party would not enter into this Agreement; accordingly, if Buyer or the Company, as the case may be, fails promptly to pay the amount due pursuant to this Section 7.02, and, in order to obtain such payment, the other Party commences a suit which results in a judgment against the non-paying Party for the Company Termination Fee, Buyer Termination Fee or Buyer Reimbursement Amount, as the case may be, or any portion thereof, such non-paying Party shall pay the costs and expenses of the other Party (including reasonable attorneys’ fees and expenses) in connection with such suit. In addition, if Buyer or the Company, as the case may be, fails to pay the amounts payable pursuant to this Section 7.02, then such Party shall pay interest on such overdue amounts at a rate per annum equal to the “prime rate” published in the Wall Street Journal on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full. The amounts payable by the Company and Buyer pursuant to this Section 7.02 constitute liquidated damages and not a penalty, and, except in the case of fraud or willful and material breach, shall be the sole monetary remedy of the other Party in the event of a termination of this Agreement specified in such applicable section.

Section 7.03    Effect of Termination. In the event of termination of this Agreement pursuant to this Article VII, no Party to this Agreement shall have any liability or further obligation to any other Party other than as set forth in Section 7.02; provided, however, that termination will not relieve a breaching Party from liability for fraud or any willful and material breach of any covenant, agreement, representation, or warranty of this Agreement giving rise to such termination and provided that in no event will a Party be liable for any punitive damages. For purposes of this Agreement, “willful and material breach” shall mean a material breach that is a consequence of an act undertaken by the breaching Party with the knowledge (actual or constructive) that the taking of such act would, or would be reasonably expected to, cause a breach of this Agreement.

ARTICLE VIII

DEFINITIONS

Section 8.01    Definitions. The following terms are used in this Agreement with the meanings set forth below:

“Acceptable Confidentiality Agreement” means an agreement with the Company that is either (i) in effect as of the date hereof; or (ii) executed, delivered and effective after the date hereof, in either case containing provisions that require any counterparty thereto (and any of its Affiliates and representatives named therein) that receive non-public information of or with respect to the Company to keep such information confidential (subject to customary exceptions); provided, however, that, with respect to such agreements executed and delivered following the execution and delivery of this Agreement, the provisions contained therein are not materially less favorable, in the aggregate, to the Company than the terms of the Confidentiality Agreement (it being understood that such agreement need not contain any “standstill” or similar provisions or otherwise prohibit the making of any Acquisition Proposal). For the avoidance of doubt, a joinder to an Acceptable Confidentiality Agreement pursuant to which a third party agrees to be bound by the confidentiality and use provisions of an Acceptable Confidentiality Agreement shall be an Acceptable Confidentiality Agreement.

“Acquisition Proposal” means any proposal or offer after the date of this Agreement with respect to any Acquisition Transaction or any public announcement by any Person (which shall include any regulatory application or notice) of a proposal, plan, or intention with respect to any Acquisition Transaction.

“Acquisition Transaction” means any of the following (other than the transactions contemplated by this Agreement) involving the Company: (a) any merger, consolidation, share exchange, business combination, or other similar transaction; (b) any sale, lease, exchange, mortgage, pledge (excluding any FHLB or FRB pledges), transfer or other disposition of assets and/or liabilities that constitute 20% or more of the assets of the Company in a single transaction or series of transactions; or (c) any tender offer or exchange offer for 20% or more of the outstanding shares of its capital stock or the filing of a registration statement under the Securities Act in connection with a tender offer or exchange offer.

“Affiliate” means, with respect to any Person, any other Person controlling, controlled by or under common control with such Person. As used in this definition, “control” (including, with its correlative meanings,

“controlled by” and “under common control with”) means the possession, directly or indirectly, of power to direct or cause the direction of the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise.

“Agreement” means this Agreement and Plan of Merger (together with all exhibits and schedules, including the Buyer Disclosure Schedule and the Company Disclosure Schedule), as amended or modified in accordance with Section 9.02.

“Average Determination Price” has the meaning set forth in Section 7.01(j).

“Bank Merger” has the meaning set forth in the recitals to this Agreement.

“Bank Merger Act” has the meaning set forth in Section 1.08.

“Bank Merger Agreement” means the agreement and plan of merger to be entered into between Buyer Bank and Company Bank providing for the merger of Company Bank with and into Buyer Bank, with Buyer Bank the surviving entity.

“Bank Secrecy Act” means the Bank Secrecy Act of 1970, as amended.

“BHC Act” means the Bank Holding Company Act of 1956, as amended.

“BOLI” has the meaning set forth in Section 3.16(k).

“BOLI Covered Individuals” has the meaning set forth in Section 3.16(k).

“Burdensome Conditions” has the meaning set forth in Section 5.06(a).

“Business Day” means Monday through Friday of each week, except a legal holiday recognized as such by the U.S. government or any day on which banking institutions in the State of New Jersey are authorized or obligated to close.

“Buyer” has the meaning set forth in the preamble to this Agreement.

“Buyer Balance Sheet Date” has the meaning set forth in Section 4.10.

“Buyer Bank” has the meaning set forth in the recitals to this Agreement.

“Buyer Benefit Plans” has the meaning set forth in Section 4.15(a).

“Buyer Common Stock” means the common stock, no par value per share, of Buyer.

“Buyer Disclosure Schedule” has the meaning set forth in Section 4.01(a).

“Buyer Employees” has the meaning set forth in Section 4.15(a).

“Buyer Financial Statements” has the meaning set forth in Section 4.07(a).

“Buyer Intellectual Property” means the Intellectual Property used in or held for use in the conduct of the business of Buyer and its Subsidiaries.

“Buyer Loan Property” has the meaning set forth in Section 4.21(a).

“Buyer Meeting” has the meaning set forth in Section 5.04(b).

“Buyer Pension Plans” has the meaning set forth in Section 4.15(b).

“Buyer Preferred Stock” has the meaning set forth in Section 4.03.

“Buyer Ratio” has the meaning set forth in Section 7.01(j)(ii).

“Buyer Regulatory Agreement” has the meaning set forth in Section 4.09.

“Buyer Reimbursement Amount” has the meaning set forth in Section 7.02(c).

“Buyer Reports” has the meaning set forth in Section 4.06(a).

“Buyer Share Issuance” has the meaning set forth in Section 4.04.

“Buyer Starting Price” has the meaning set forth in Section 7.01(j).

“CARES Act” means the Coronavirus Aid, Relief and Economic Security Act.

“Certificate” means any certificate or book entry statement which immediately prior to the Effective Time represents shares of Company Common Stock.

“Certificate of Merger” has the meaning set forth in Section 1.04(a).

“Change in Control Agreements” has the meaning set forth in Section 5.11(e)(i).

“Change in Recommendation” has the meaning set forth in Section 5.04(a).

“Closing” and “Closing Date” have the meanings set forth in Section 1.04(b).

“Code” means the Internal Revenue Code of 1986, as amended.

“Community Reinvestment Act” or “CRA” means the Community Reinvestment Act of 1977, as amended.

“Company” has the meaning set forth in the preamble to this Agreement.

“Company Balance Sheet Date” has the meaning set forth in Section 3.10(a).

“Company Bank” has the meaning set forth in the recitals to this Agreement.

“Company Benefit Plans” has the meaning set forth in Section 3.16(a).

“Company Common Stock” means the common stock, no par value per share, of the Company.

“Company Disclosure Schedule” has the meaning set forth in Section 3.01(a).

“Company Employees” has the meaning set forth in Section 3.16(a).

“Company Equity Awards” has the meaning set forth in Section 2.06(c).

“Company Equity Plans” means, collectively, the 1st Constitution Bancorp 2005 Equity Incentive Plan, the 1st Constitution Bancorp 2013 Equity Incentive Plan, the 1st Constitution Bancorp 2019 Equity Incentive Plan, the 1st Constitution Bancorp 2015 Directors Stock Plan and the 1st Constitution Bancorp 2020 Directors Stock Plan.

“Company Financial Statements” has the meaning set forth in Section 3.09(a).

“Company Insiders” has the meaning set forth in Section 5.25.

“Company Intellectual Property” means the Intellectual Property used in or held for use in the conduct of the business of the Company and its Subsidiaries.

“Company Loan” has the meaning set forth in Section 3.23(b).

“Company Loan Property” has the meaning set forth in Section 3.18(a).

“Company Meeting” has the meaning set forth in Section 5.04(a).

“Company Pension Plan” has the meaning set forth in Section 3.16(b).

“Company Performance Award” has the meaning set forth in Section 2.06(c).

“Company Preferred Stock” means the preferred stock, no par value per share, of the Company.

“Company Regulatory Agreement” has the meaning set forth in Section 3.14.

“Company Reports” has the meaning set forth in Section 3.08(a).

“Company Restricted Stock Award” has the meaning set forth in Section 2.06(b).

“Company Stock Option” has the meaning set forth in Section 2.06(a).

“Company Subsequent Determination” has the meaning set forth in Section 5.09(c).

“Company Termination Fee” has the meaning set forth in Section 7.02(a).

“Company Third Party Consents” has the meaning set forth in Section 3.13(d).

“Company TPS” has the meaning set forth in Section 5.01(b).

“Confidentiality Agreement” has the meaning set forth in Section 9.06.

“Consideration” has the meaning set forth in Section 2.01(c).

“Covered Person” has the meaning set forth in Section 3.33.

“Cut-off Date” has the meaning set forth in Section 7.01(f)

“D&O Insurance” has the meaning set forth in Section 5.10(c).

“Debt Securities” has the meaning set forth in Section 5.22

“Derivative Transaction” means any swap transactions, option, warrant, forward purchase or sale transactions, futures transactions, cap transactions, floor transactions, or collar transactions relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events, or conditions or any indexes, or any other similar transactions (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to them.

“Determination Date” has the meaning set forth in Section 7.01(j).

“Director Designee” has the meaning set forth in Section 5.26.

“Dodd-Frank Act” means the Dodd-Frank Wall Street Reform and Consumer Protection Act.

“Effective Time” has the meaning set forth in Section 1.04(a).

“Environmental Law” means any federal, state or local Law or order of any Governmental Authority and any binding agreement with any Governmental Authority relating to: (a) pollution, the protection of the indoor or outdoor environment, human health, or natural resources, or (b) the handling, use, presence, or disposal of any Hazardous Material.. The term Environmental Law includes, without limitation, the following (including their implementing regulations and any state analogs): the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), as amended, 42 U.S.C. § 9601 et seq.; the Resource Conservation and Recovery Act (“RCRA”), as amended, 42 U.S.C. § 6901, et seq.; the Clean Air Act (“CAA”), as amended, 42 U.S.C. § 7401, et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. § 1251, et seq.; the Toxic Substances Control Act (“TSCA”), as amended, 15 U.S.C. § 2601, et seq.; the Emergency Planning and Community Right to Know Act (“EPCRA”), as amended, 42 U.S.C. § 1101, et seq.; the Safe Drinking Water Act (“SWDA”), as amended, 42 U.S.C. § 300f, et seq.; the New Jersey Spill Compensation and Control Act, N.J.S.A. 58:10A-23.11, et seq. (“Spill Act”); ISRA; the New Jersey Brownfield and Contaminated Site Remediation Act, as amended, N.J.S.A. 58:10B-1, et seq. (“BCSRA”); the New Jersey Site Remediation Reform Act, as amended, N.J.S.A. 58:10C-1, et seq. (“SRRA”); the New Jersey Water Pollution Control Act, as amended, N.J.S.A. 58: 10A-1 et seq.; the New Jersey Air Pollution Control Act, as amended, N.J.S.A. 26:2C-1, et seq.; and the New Jersey Solid Waste Management Act, as amended, N.J.S.A. 13:1E-1, et seq.

“Equal Credit Opportunity Act” means the Equal Credit Opportunity Act, as amended.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” has the meaning set forth in Section 3.16(c).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” means such exchange agent as may be designated by Buyer and reasonably acceptable to the Company to act as agent for purposes of conducting the exchange procedures described in Section 2.04 (which shall be Buyer’s transfer agent).

“Exchange Fund” has the meaning set forth in Section 2.04(a).

“Exchange Ratio” has the meaning set forth in Section 2.01(c).

“Executive Officer” means each officer of Buyer or the Company who files reports with the SEC pursuant to Section 16(a) of the Exchange Act.

“Fair Credit Reporting Act” means the Fair Credit Reporting Act, as amended

“Fair Housing Act” means the Fair Housing Act, as amended.

“FDIC” means the Federal Deposit Insurance Corporation.

“Federal Deposit Insurance Act” means the Federal Deposit Insurance Act of 1950, as amended.

“Federal Reserve Act” means the Federal Reserve Act of 1913, as amended.

“FHLB” means the Federal Home Loan Bank of New York.

“Filing Documents” has the meaning set forth in Section 5.05(d).

“Final Index Price” has the meaning set forth in Section 7.01(j).

“FRB” means the Board of Governors of the Federal Reserve System.

“GAAP” means accounting principles generally accepted in the United States of America.

“Governmental Authority” means any federal, state or local court, regulator, administrative agency, or commission or other governmental authority or instrumentality.

“Gramm-Leach-Bliley Act of 1999” means the Financial Services Modernization Act of 1999, as amended, which is commonly referred to as the “Gramm-Leach-Bliley Act.”

“Hazardous Material” means (a) any material, substance, chemical, waste, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or man-made, that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Environmental Law; and (b) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos, lead, radioactive materials or waste, and polychlorinated biphenyls.

“Home Mortgage Disclosure Act” means Home Mortgage Disclosure Act of 1975, as amended.

“Indemnified Parties” and “Indemnifying Party” have the meanings set forth in Section 5.10(a).

“Indenture” has the meaning set forth in Section 5.22.

“Index” has the meaning set forth in Section 7.01(j).

“Index Ratio” has the meaning set forth in Section 7.01(j)(ii).

“Initial Index Price” has the meaning set forth in Section 7.01(j).

“Information Systems Conversion” has the meaning set forth in Section 5.14.

“Insurance Agreement” has the meaning set forth in Section 3.16(k).

“Insurance Policies” has the meaning set forth in Section 3.29.

“Insured Individuals” has the meaning set forth in Section 3.16(k).

“Intellectual Property” means, pursuant to the Law of the United States, (a) trademarks, service marks, trade names, and similar indicia of source or origin, all registrations and applications for registration thereof, together with all goodwill connected with the use of the foregoing; (b) patents and patent applications; (c) copyrights (including any registrations and applications for any of them); (d) Software; (e) trade secrets and know-how; and (f) Internet domain name registrations.

“IRS” means the Internal Revenue Service.

“ISRA” has the meaning set forth in Section 5.17.

“Joint Proxy Statement-Prospectus” means the proxy statement and prospectus and other proxy solicitation materials constituting a part of them, together with any amendments and supplements, to be delivered to the Company shareholders and Buyer shareholders in connection with the solicitation of their approval of this Agreement and the issuance of Buyer Common Stock in connection therewith.

“KBW” has the meaning set forth in Section 4.14.

“Knowledge” of any Person (including references to a Person being aware of a particular matter) as used with respect to the Company and its Subsidiaries means those facts that are actually known, after reasonable inquiry, by the Executive Officers of the Company and the directors of the Company, and as used with respect to Buyer and its Subsidiaries means those facts that are actually known, after reasonable inquiry, by the Executive Officers of Buyer and the directors of Buyer. Without limiting the scope of the immediately preceding sentence, the term “Knowledge” includes any fact, matter, or circumstance set forth in any written notice received by the Company or Buyer, respectively, from any Governmental Authority.

“Law” means any statute, law, ordinance, rule, or regulation of any Governmental Authority that is applicable to the referenced Person.

“Leases” has the meaning set forth in Section 3.27(b).

“Lien” means any charge, mortgage, pledge, security interest, restriction, claim, lien or encumbrance, conditional and installment sale agreement, charge or other claim of third parties of any kind.

“Loans” has the meaning set forth in Section 3.23(a).

“Material Adverse Effect” means with respect to any Person, any effect, circumstance, occurrence or change (a) that is material and adverse to the financial position, results of operations, or business of such Person and its Subsidiaries, taken as a whole, or (b) which does or would reasonably be expected to materially impair the ability of such Person to perform its obligations under this Agreement or otherwise materially impairs the ability of such Person to consummate the transactions contemplated by this Agreement; provided, however, that Material Adverse Effect shall not be deemed to include the impact of: (i) changes after the date hereof in banking and similar Laws of general applicability or interpretations of banking and similar Laws of general applicability by Governmental Authorities, including the Pandemic Measures; (ii) changes, after the date hereof, in GAAP or regulatory accounting requirements applicable to banks or bank holding companies generally; (iii) any modifications or changes to the Company valuation policies and practices in connection with the transactions contemplated by this Agreement or restructuring charges taken in connection with the transactions contemplated by this Agreement, in each case in accordance with GAAP and with Buyer’s prior written consent or at the direction of Buyer; (iv) changes after the date of this Agreement in general economic or capital market conditions affecting financial institutions or their market prices generally, including, but not limited to, changes in levels of interest rates generally; (v) the effects of compliance with this Agreement on the operating performance, business, or financial condition of the Company or Buyer, including the expenses incurred by the Company or Buyer in negotiating, documenting, effecting, and consummating the transactions contemplated by this Agreement; (vi) the effects of any action or omission required by this Agreement or taken by the Company with the prior consent of Buyer, and vice versa, or as otherwise expressly permitted or contemplated by this

Agreement or at the direction of Buyer; (vii) the impact of the public announcement of this Agreement (including the impact of such announcement on relationships with customers or employees, such as the loss of personnel subsequent to the date of this Agreement); (viii) changes, after the date hereof, in national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States; and (ix) natural disasters, pandemics (including the clusters, outbreaks, epidemics or pandemics relating to SARS-CoV-2, and the governmental and other responses thereto) or other force majeure events; except, with respect to subclauses (i), (ii), (iv), (viii) and (ix), to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such Party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such Party and its Subsidiaries operate.

“Material Contracts” has the meaning set forth in Section 3.13(a).

“Maximum D&O Tail Premium” has the meaning set forth in Section 5.10(c).

“Merger” has the meaning set forth in the recitals to this Agreement.

“Merger Consideration” has the meaning set forth in Section 2.01(c).

“NASDAQ” means (i) when used with respect to the Buyer Common Stock, the Nasdaq Global Select Market, and (ii) when used with respect to the Company Common Stock, the Nasdaq Global Market.

“National Labor Relations Act” means the National Labor Relations Act of 1935, as amended.

“New Certificates” has the meaning set forth in Section 2.04(a).

“New Jersey Department of Treasury” means the New Jersey Department of the Treasury Division of Revenue and Enterprise Services.

“NJBCA” has the meaning set forth in Section 1.01.

“NJDOBI” has the meaning set forth in Section 1.08.

“Notice of Superior Proposal” has the meaning set forth in Section 5.09(c).

“OREO” has the meaning set forth in Section 3.23(a).

“Pandemic Measures” means any quarantine, “shelter in place,” “stay at home,” workface reduction, social distancing, shutdown, closure, sequester or other directive, guideline, ordinance or recommendation promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to the clusters, outbreaks, epidemics or pandemics related to SARS-CoV-2 or the Novel Coronavirus, commonly referred to as “COVID-19.”

“Party” and “Parties” have the meanings set forth in the Preamble to this Agreement.

“Patient Protection and Affordable Care Act” means the Patient Protection and Affordable Care Act, as amended.

“Person” means any individual, bank, corporation, partnership, association, joint-stock company, business trust, limited liability company, unincorporated organization, or other organization or firm of any kind or nature.

“Personal Data” has the meaning set forth in Section 3.12(a).

“Raymond James” has the meaning set forth in Section 3.15.

“Registration Statement” has the meaning set forth in Section 3.31.

“Regulatory Application” has the meaning set forth in Section 5.06(a).

“Regulatory Approval” has the meaning set forth in Section 3.07(a).

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing into the indoor or outdoor environment of Hazardous Materials, to the extent giving rise to liability under Environmental Law.

“Requisite Buyer Shareholder Approval” has the meaning set forth in Section 4.05.

“Requisite Company Shareholder Approval” has the meaning set forth in Section 3.06.

“Rights” means, with respect to any Person, warrants, options, rights, convertible securities, and other arrangements or commitments which obligate the Person to issue or dispose of any of its capital stock or other ownership interests.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Security Breach” has the meaning set forth in Section 3.12(e).

“Software” means computer programs, whether in source code or object code form (including any and all software implementation of algorithms, models and methodologies), databases, and compilations (including any and all data and collections of data), and all documentation (including user manuals and training materials) related to them.

“Subsidiary” means, with respect to any Party, any corporation or other entity of which a majority of the capital stock or other ownership interest having ordinary voting power to elect a majority of the Board of Directors or other persons performing similar functions are at the time directly or indirectly owned by the Party.

“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal with respect to more than 50% of the outstanding shares of capital stock of the Company or substantially all of the assets of the Company that (a) that is on terms which the Board of Directors of the Company determines in good faith, after consultation with its financial advisor, to be more favorable from a financial point of view to the Company’s shareholders than the transactions contemplated by this Agreement, (b) that constitutes a transaction that, in the good faith judgment of the Board of Directors of the Company, is reasonably likely to be consummated on the terms set forth, taking into account all legal, financial, regulatory, and other aspects of the proposal, and (c) for which financing, to the extent required, is then committed pursuant to a written commitment letter.

“Surviving Bank” has the meaning set forth in Section 1.08.

“Surviving Entity” has the meaning set forth in Section 1.01.

“Tax” and “Taxes” mean all federal, state, local or foreign income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, custom duties or unemployment tax, custom, duty, governmental fee or other like assessment or charge imposed by a Governmental Authority.

“Taxing Authority” means any Governmental Authority responsible for the imposition, assessment or collection of any Tax.

“Tax Return” means any return, declaration or other report, claim for refund, or information return or statement relating to Taxes required to be filed with a Taxing Authority, including any schedules or attachment thereto, and including any amendment thereof.

“The date hereof” or “the date of this Agreement” means July 11, 2021.

“Third Person” means any Person or “group” (within the meaning of Section 13(d) of the Exchange Act), other than (i) the Company, Company Bank or any of their respective Affiliates or (ii) Buyer, Buyer Bank or any their respective Affiliates or any “group” including Buyer, Buyer Bank or any their respective Affiliates.

“Truth in Lending Act” means the Truth in Lending Act of 1968, as amended.

“Treasury” means the United States Department of Treasury.

“Treasury Regulations” means the regulations promulgated under the Code.

“USA PATRIOT Act” means the USA PATRIOT Act of 2001, Public Law 107-56, and its implementing regulations.

“Voting Agreement” has the meaning set forth in the recitals to this Agreement.

“VWAP” means volume-weighted average trading price of a share of Buyer Common Stock on NASDAQ, as reported by Bloomberg L.P.

“WARN Act” has the meaning set forth in Section 5.11(g).

ARTICLE IX

MISCELLANEOUS

Section 9.01    Survival. No representations, warranties, agreements, and covenants contained in this Agreement (other than agreements or covenants that by their express terms are to be performed after the Effective Time) shall survive the Effective Time or the termination of this Agreement if this Agreement is terminated prior to the Effective Time (other than those contained in Article VII and this Article IX, which shall survive any such termination). Notwithstanding anything in the foregoing to the contrary, no representations, warranties, agreements, and covenants contained in this Agreement shall be deemed to be terminated or extinguished so as to deprive a Party or any of its Affiliates of any defense at law or in equity which otherwise would be available against the claims of any Person, including without limitation any shareholder or former shareholder.

Section 9.02    Waiver; Amendment. Prior to the Effective Time, to the extent not permitted under applicable Law, any provision of this Agreement may be (a) waived by the Party benefited by the provision or (b) amended or modified at any time, by an agreement in writing among the Parties executed in the same manner as this Agreement, except that after the Company Meeting no amendment shall be made which by Law requires further approval by the shareholders of Buyer or the Company without obtaining that approval.

Section 9.03    Governing Law; Waiver.

(a)    This Agreement shall be governed by, and interpreted in accordance with, the Laws of the State of New Jersey, without regard for the conflicts of law principles thereof.

(b)    Each Party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each Party irrevocably and unconditionally waives any right such Party may have to a trial by jury in any litigation directly or indirectly arising out of or relating to this Agreement, or the transactions it contemplates. Each Party certifies and acknowledges that (i) no Representative of any other Party has represented, expressly or otherwise, that any other Party would not, in the event of litigation, seek to enforce the foregoing waiver, (ii) each Party understands and has considered the implications of this waiver, (iii) each Party makes this waiver voluntarily, and (iv) each Party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 9.03.

Section 9.04    Expenses. Except as otherwise specifically provided herein, each Party will bear all expenses incurred by it in connection with this Agreement and the transactions it contemplates, including fees and expenses of its own financial consultants, accountants and counsel, provided that the costs and expense of printing and mailing the Joint Proxy Statement-Prospectus shall be borne equally by the Parties; and provided further that nothing in this Agreement shall limit either Party’s rights to recover any liabilities or damages arising out of the other Party’s fraud or willful and material breach of any provision of this Agreement.

Section 9.05    Notices. All notices, requests, and other communications to a Party shall be in writing and shall be deemed given if personally delivered, mailed by registered or certified mail (return receipt requested), by properly addressed electronic mail delivery, or sent by reputable courier service to the Party at its address set forth below or such other address as such Party may specify by notice. Notices shall be deemed effective: (a) upon personal delivery, (b) three (3) days following deposit in the mail by registered or certified mail (return receipt requested), (c) on the date of transmission of properly addressed electronic mail, and (d) one day following deposit with a reputable courier service (return receipt requested).

If to Buyer:

Lakeland Bancorp, Inc.

250 Oak Ridge Road

Oak Ridge, NJ 07438

Attention:	Thomas J. Shara, President and Chief Executive Officer
E-mail:	tshara@lakelandbank.com

With a copy (which shall not constitute notice) to:

Lakeland Bancorp, Inc.

250 Oak Ridge Road

Oak Ridge, NJ 07438

Attention:	Timothy J. Matteson, Executive Vice President, Chief Administrative Officer and General Counsel
E-mail:	tmatteson@lakelandbank.com

and

Luse Gorman, PC

5335 Wisconsin Avenue, NW

Suite 780

Washington, DC 20015

Attention:	John J. Gorman Marc P. Levy
E-mail:	jgorman@luselaw.com
mlevy@luselaw.com

If to the Company:

1st Constitution Bancorp

2650 Route 130

Cranbury, New Jersey 08512

Attention:	Robert F. Mangano
Frank Lawatsch
E-mail:	rfm@1stconstitution.com felawatschjr@1stconstitution.com

With a copy (which shall not constitute notice) to:

Day Pitney LLP

One Jefferson Road

Parsippany, NJ 07054

Attention:	Scott W. Goodman
E-mail:	sgoodman@daypitney.com

Section 9.06    Confidentiality. Each of the Parties hereby acknowledges that Buyer and the Company have previously entered into a Confidentiality Agreement, dated as of March 14, 2021 (the “Confidentiality Agreement”), that will continue in full force and effect in accordance with its terms. Each of Buyer, the Company and their respective Representatives will hold and treat all documents and information concerning the other Party furnished or made available to it in connection with the transactions contemplated hereby in accordance with the Confidentiality Agreement. By executing this Agreement, the Company and Buyer acknowledge and agree to continue to be bound by the terms and conditions of the Confidentiality Agreement.

Section 9.07    Entire Understanding; No Third Party Beneficiaries. This Agreement, together with the Exhibits, the Disclosure Schedules and the Confidentiality Agreement, represents the entire understanding of the Parties with reference to the transactions contemplated by this Agreement, and this Agreement supersedes any and all other oral or written agreements previously made. Except for the Indemnified Parties’ rights under Section 5.10, which are expressly intended to be for the irrevocable benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives, Buyer and the Company agree that their respective representations, warranties, and covenants are solely for the benefit of the other Party, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person (including any Company Employee or other Person who might be affected by Section 5.11), other than the Parties, any rights or remedies, including the right to rely upon the representations and warranties set forth in this Agreement. The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in the representations and warranties are subject to waiver by the Parties in accordance with Section 9.02 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the Knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 9.08    Severability. In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal, or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other provisions of this Agreement and the Parties shall use their reasonable efforts to substitute a valid, legal, and enforceable provision which, insofar as practical, implements the purposes and intentions of this Agreement.

Section 9.09    Enforcement of the Agreement. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any federal or state court in the State of New Jersey having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity, and that the Party seeking an injunction shall not be required to post any bond. Each Party to this Agreement (a) irrevocably and unconditionally consents to and submits itself to the exclusive jurisdiction of the courts of the State of New Jersey and the Federal courts of the United States of America located in the State of New Jersey (the “New Jersey Courts”) in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that all claims in respect of such action or proceeding may be heard and determined only in any such New Jersey Courts, and (c) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from the New Jersey Courts. Each Party to this Agreement waives any defense or inconvenient forum to the maintenance of any action or proceeding so brought in the New Jersey Courts and waives any bond, surety or other security that might be required of any other Party in the New Jersey Courts with respect to such action or proceeding. To the full extent permitted by applicable Law, any Party may make service on another Party by sending or delivering a copy of the process to the Party to be served at the address and in the manner provided for the giving of notices in Section 9.05. Nothing in this Section 9.09, however, shall affect the right of any Party to serve legal process in any other manner permitted by applicable Law. EACH OF BUYER ANDTHE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

Section 9.10    Interpretation.

(a)    The headings and captions contained in this Agreement and in any table of contents are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(b)    Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(c)    The words “hereof,” “herein” and “herewith” and words of similar import shall, unless expressly otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit, appendix and schedule references are to the articles, sections, paragraphs, exhibits, appendices and schedules of this Agreement unless expressly otherwise specified.

(d)    When a reference is made in this Agreement to sections, exhibits, or schedules, the reference shall be to a section of, or exhibit or schedule to, this Agreement unless otherwise expressly indicated.

(e)    The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term, and words denoting any gender shall include all genders. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(f)    A reference to any Party to this Agreement or any other agreement or document shall include such Party’s successors and permitted assigns.

(g)    A reference to any legislation or to any provision of any legislation shall include any amendment thereto, and any modification or re-enactment thereof, any legislative provision substituted therefor and all regulations and statutory instruments issued thereunder or pursuant thereto.

(h)    The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement.

(i)    All references to “dollars” or “$” in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement.

(j)    The words “made available” and “previously made available” mean any document or other information that was included in the virtual data room of a Party prior to the date hereof or filed by a Party with the SEC and publicly available on EDGAR prior to the date hereof.

(k)    The terms of this Section 9.10 shall apply to the Company Disclosure Schedule and the Buyer Disclosure Schedule delivered herewith and to each document included in the exhibits annexed hereto unless expressly otherwise stated therein.

Section 9.11    Assignment. No Party may assign either this Agreement or any of its rights, interests, or obligations under this Agreement without the prior written approval of the other Party. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

Section 9.12    Counterparts. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, may be executed by means of a facsimile machine, by e-mail delivery of a “.pdf” format data file or via DocuSign or other means of electronic transmission and in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Party, it being understood that all Parties need not sign the same counterpart. Signatures delivered by facsimile machine, e-mail delivery of a “.pdf” format data file or via DocuSign or other means of electronic transmission shall have the same effect as originals. No Party hereto or to any such agreement or instrument shall raise the use of a facsimile machine, e-mail delivery of a “.pdf” format data file or DocuSign or other means of electronic transmission to deliver a signature to this Agreement and any signed agreement or instrument entered into in connection with this Agreement or any amendment or waivers hereto or thereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine, e-mail delivery of a “.pdf” format data file or DocuSign or other means of electronic transmission as a defense to the formation of a contract and each Party hereto forever waives any such defense.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement in counterparts by their duly authorized officers, all as of the date first above written.

LAKELAND BANCORP, INC.

By:	/s/ Thomas J. Shara
Name: Thomas J. Shara
Title: President and Chief Executive Officer

1ST CONSTITUTION BANCORP

By:	/s/ Robert F. Mangano
Name: Robert F. Mangano
Title: President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

FORM OF

VOTING AGREEMENT

This Voting Agreement (this “Agreement”) is dated as of July 11, 2021, by and between Lakeland Bancorp, Inc., a New Jersey corporation and registered bank holding company (“Buyer”), and the shareholder of 1st Constitution Bancorp, a New Jersey corporation and registered bank holding company (the “Company”), executing this Agreement on the signature page hereto (the “Shareholder”).

RECITALS

A. Concurrently with the execution of this Agreement, Buyer and the Company have entered into an Agreement and Plan of Merger (the “Merger Agreement”) that provides, among other things, for the merger (the “Merger”) of the Company with and into Buyer upon the terms and subject to the conditions set forth therein.

B. As of the date hereof, the Shareholder is the Beneficial Owner (as defined below) of that number of shares of Company Common Stock (including, for purposes of this Agreement, all shares or other voting securities into which any shares of Company Common Stock may be reclassified, sub-divided, consolidated or converted and any rights and benefits arising therefrom (including any dividends or distributions of securities that may be declared in respect of such shares of Company Common Stock), the “Company Shares”) set forth below the Shareholder’s name on the signature page hereto.

C. As a condition to Buyer’s willingness to enter into and perform its obligations under the Merger Agreement, the Shareholder has agreed to enter into this Agreement.

NOW THEREFORE, the parties hereto agree as follows:

I. CERTAIN DEFINITIONS

1.1. Capitalized Terms. Capitalized terms used in this Agreement and not defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

1.2. Other Definitions. For the purposes of this Agreement:

“Beneficial Owner” or “Beneficial Ownership” with respect to any securities means having “beneficial ownership” of such securities (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended).

“Jointly Owned Shares” means the Company Shares Beneficially Owned by the Shareholder as of the applicable record date (including any Company Shares that the Shareholder may acquire after the date hereof) for which the Shareholder has joint or shared voting power with such Shareholder’s spouse.

“Owned Shares” means the Company Shares Beneficially Owned by the Shareholder as of the applicable record date (including any Company Shares that the Shareholder may acquire after the date hereof) for which the Shareholder has sole voting power.

“Transfer” means, with respect to a security, the sale, grant, assignment, transfer, pledge, hypothecation, encumbrance, constructive sale, or other disposition of such security or the Beneficial Ownership thereof (including by operation of law), or the entry into of any contract, agreement or other obligation to effect any of the foregoing, including, for purposes of this Agreement, the transfer or sharing of any voting, investment or dispositive power of such security.

II. SUPPORT OBLIGATIONS OF THE SHAREHOLDER

2.1. Agreement to Vote. The Shareholder irrevocably and unconditionally agrees that from and after the date hereof, at any meeting (whether annual or special, and at each adjourned or postponed meeting) of shareholders of the Company called to vote for approval of the Merger, however called, or in connection with any written consent of the Company’s shareholders relating to the Merger, the Shareholder will (x) appear at each such meeting, cause all of the Shareholder’s Owned Shares, and use the Shareholder’s reasonable best efforts to cause all of the Shareholder’s Jointly Owned Shares, to be counted as present thereat for purposes of calculating a quorum, and respond to each request by the Company for written consent, if any, (y) vote (or consent) or cause to be voted (or validly execute and return and cause a consent to be granted with respect to) all of the Owned Shares and use the Shareholder’s reasonable best efforts to cause to be voted (or validly execute and return and use the Shareholder’s reasonable best efforts to cause a consent to be granted with respect to) all of the Jointly Owned Shares, in each case, in favor of the adoption of the Merger Agreement and the Merger and, if it shall be necessary for any such meeting to be adjourned or postponed due to a lack of a quorum, in favor of such adjournment or postponement and (z) vote (or consent) or cause to be voted (or validly execute and return and cause a consent to be granted with respect to) all of the Owned Shares and use the Shareholder’s reasonable best efforts to cause to be voted (or validly execute and return and use the Shareholder’s reasonable best efforts to cause a consent to be granted with respect to) all of the Jointly Owned Shares, in each case, against any action, agreement, transaction or proposal that (A) is made in opposition to, or in competition or inconsistent with, the Merger or the Merger Agreement, (B) relates to an Acquisition Proposal or Superior Proposal or (C) could otherwise prevent, impede or delay the consummation of the Merger or the other transactions contemplated by the Merger Agreement.

2.2. Restrictions on Transfer. Except as otherwise consented to in writing by Buyer, the Shareholder agrees from and after the date hereof not to tender, or cause to be tendered, into any tender or exchange offer or otherwise directly or indirectly Transfer, or cause to be Transferred, any Owned Shares or Jointly Owned Shares (or any rights, options or warrants to acquire any Company Shares), except for (i) transfers to charities, charitable trusts, or other charitable organizations under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, (ii) transfers on death by will or pursuant to the laws of descent and transfers by operation of law, to the spouse or legal partner of the Shareholder, pursuant to any final order or decree of divorce or support order issued by a court of competent jurisdiction, or in connection with a bankruptcy, or (iii) to a trust or other entity for the benefit of one or more of the foregoing persons, provided that the transferee of any transfer permitted pursuant to this Section 2.2 agrees in writing to be bound by the terms of this Agreement and the Buyer is provided at least two (2) days prior written notice of transfer (which notice shall include the written consent of the Transferee agreeing to be bound by the terms of this Agreement). If so requested by Buyer, the Shareholder agrees that the certificates representing Owned Shares and Jointly Owned Shares shall bear a legend stating that they are subject to this Agreement. Any Transfer in violation of this provision shall be void.

2.3    Acquisition Proposal. The Shareholder agrees that it will comply with Section 5.09 of the Merger Agreement, which Section is incorporated by reference herein. The foregoing shall not restrict or limit the ability of any Person who is a director of the Company from exercising the Shareholder’s fiduciary duties or to take any action in his or her capacity as a director of the Company.

2.4    Waiver of Right to Join any Shareholder Suit. The Shareholder agrees that from and after the date hereof, the Shareholder will not, and will use the Shareholder’s reasonable best efforts to not permit any of the Shareholder’s family members or any entity in which such Shareholder or family member has a controlling interest, and the legal representatives, heirs, successors and assigns of the Shareholder, any family member of such Shareholder and any entity in which such Shareholder or family member has a controlling interest, from commencing, joining as a plaintiff, participating as a member of any purported or actual class, or otherwise assisting, facilitating or encouraging, any legal proceeding which seeks to prohibit or restrain, or which, if successful, would have the effect of preventing or restraining, or otherwise having an impact on the consideration to be received with respect to, the Merger or the Bank Merger. The Shareholder hereby irrevocably waives any right it may have to take any action or to otherwise receive any proposed benefits or consideration as described in the preceding sentence with respect to any such legal proceeding. For purposes of this paragraph, the term “family members” means a Shareholder’s spouse, child (by birth or adoption), spouse’s child, daughter-in-law, son-in-law, brother, sister, mother, father, grandparents, grandchild, step-brother, step-sister, step-parents, parents-in-law, brother-in-law, sister-in-law, aunt, uncle, niece or nephew.

III. GENERAL

3.1. Governing Law. This Agreement and any controversies arising with respect hereto shall be construed in accordance with and governed by the laws of the State of New Jersey (without regard to principles of conflict of laws that would apply the law of another jurisdiction).

3.2. Amendments. This Agreement may not be amended except by written agreement signed by Buyer and by the Shareholder.

3.3. Entire Agreement. This Agreement constitutes the entire agreement and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, between the parties to this Agreement with respect to the subject matter of this Agreement.

3.4. Counterparts; Execution. This Agreement may be executed in any number of counterparts, all of which are one and the same agreement and each of which shall be deemed an original. This Agreement may be executed and accepted by portable data file (pdf) signature and any such signature shall be of the same force and effect as an original signature.

3.5. Effectiveness and Termination. This Agreement shall become effective when Buyer has received the counterparts signed by the Shareholder and itself. This Agreement shall terminate on the earlier of (i) the receipt of the Requisite Company Shareholder Approval at the Company Meeting (including any adjournment or postponement thereof) and (ii) the date on which the Merger Agreement is terminated in accordance with its terms. Upon such termination, except for any rights any party may have in respect of any breach by any other party of its obligations hereunder, neither party hereto shall have any further obligation or liability hereunder.

3.6 Waiver of Jury Trial. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY HERETO UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY HERETO MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HERETO HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE WAIVERS AND CERTIFICATIONS IN THIS SECTION 3.6.

(Signature pages follow)

IN WITNESS WHEREOF, each party hereto has caused this Agreement to be signed as of the date first above written.

LAKELAND BANCORP, INC.

By:
Name: Thomas J. Shara
Title: President and Chief Executive Officer

(Shareholder signature page follows)

SHAREHOLDER

Shareholder:

Signature:

Title, if applicable:

Owned Company Shares:

Jointly Owned Company Shares:

Notice Address:

EXHIBIT B

FORM OF

MERGER AGREEMENT BETWEEN

1ST CONSTITUTION BANK

AND

LAKELAND BANK

UNDER THE CHARTER OF LAKELAND BANK,

UNDER THE TITLE OF LAKELAND BANK

THIS MERGER AGREEMENT (this “Agreement”) is made between Lakeland Bank, a state-chartered commercial bank organized under the laws of the State of New Jersey, and 1st Constitution Bank, a state-chartered commercial bank organized under the laws of the State of New Jersey, each acting pursuant to a resolution duly adopted by its board of directors authorizing this Agreement, pursuant to the authority given by and in accordance with the provisions of Section 134 of the New Jersey Banking Act of 1948, as amended (N.J.S. 17:9A-134).

R E C I T A L S :

1. Lakeland Bancorp, Inc., a New Jersey corporation (“Buyer”) and 1st Constitution Bancorp, a New Jersey corporation (“Company”) have executed and delivered the Agreement and Plan of Merger, dated as of July 11, 2021 (the “Merger Agreement”), pursuant to which: (i) Company will merge with and into Buyer, with Buyer as the surviving entity (the “Holding Company Merger”) and (ii) 1st Constitution Bank, a New Jersey-chartered commercial bank and a wholly owned subsidiary of the Company will merge with and into Lakeland Bank, a New Jersey-chartered commercial bank and a wholly owned subsidiary of Buyer, with Lakeland Bank as the surviving entity.

2. Immediately prior to the transactions contemplated by this Agreement, Company shall have merged with and into Buyer, with Buyer as the resulting entity.

3. The boards of directors of 1st Constitution Bank and Lakeland Bank have approved this Agreement and authorized the execution and delivery of this Agreement.

NOW, THEREFORE, in consideration of the premises and mutual agreements contained herein, the parties hereto have agreed as follows:

W I T N E S S E T H :

Section 1. The name of the merging bank is 1st Constitution Bank, a state-chartered commercial bank organized under the laws of the State of New Jersey (“1st Constitution Bank”), with its principal office being located at 2650 Route 130, Cranbury, New Jersey, in the State of New Jersey, having branch offices at the locations set forth on Schedule I hereto.

Section 2. The name of the receiving bank is Lakeland Bank, a state-chartered commercial bank organized under the laws of the State of New Jersey (“Lakeland Bank”), with its principal office being located at 2717 Route 23 South, Newfoundland, in the State of New Jersey, having branch offices at the locations set forth on Schedule II hereto.

Section 3. 1st Constitution Bank shall be merged into Lakeland Bank under the charter of Lakeland Bank. After the merger is effected, the name of the receiving bank (the “Receiving Bank”) shall be Lakeland Bank.

Section 4. The persons named in Schedule III shall serve as the board of directors of the Receiving Bank at the Effective Time (as hereinafter defined):

Section 5. The persons named in Schedule IV shall serve as the officers of the Receiving Bank at the Effective Time (as hereinafter defined), in the respective capacities set forth opposite their respective names.

Section 6. The business of the Receiving Bank shall be that of a New Jersey-chartered commercial bank. At the Effective Time (as hereinafter defined), the principal office of the Receiving Bank shall be maintained at 2717 Route 23 South, Newfoundland, New Jersey.

Section 7. The branch offices at the locations set forth on each of Schedule I and Schedule II hereto shall be continued as branch offices of the Receiving Bank.

Section 8. The merger will become effective at the time (the “Effective Time”) this Agreement, with certifications attached certifying requisite shareholder approval as to each bank, is filed with the Department of Banking and Insurance of New Jersey. At the Effective Time, the certificate of incorporation of the Receiving Bank shall read in its entirety as set forth in Schedule V annexed hereto.

Section 9. At the Effective Time, the amount of capital stock of the Receiving Bank shall be $[            ], divided into [            ] shares of common stock, each of $7.50 par value, and at the Effective Time the Receiving Bank shall have a surplus of $[●]. Such amounts are sufficient to satisfy the requirements of N.J.S. 17:9A-135.

Section 10. In the merger, the number of outstanding shares of Lakeland Bank shall remain outstanding and shall be deemed shares of the Receiving Bank, and the outstanding shares of 1st Constitution Bank shall be cancelled.

Section 11. All assets of each of the merging banks, as they exist at the Effective Time, shall pass to and vest in the Receiving Bank without any conveyance or other transfer. The Receiving Bank shall be responsible for all of the liabilities of every kind and description of each of the merging banks existing as of the Effective Time.

Section 12. This Agreement may be executed in any number of counterparts, and each counterpart shall constitute an original instrument, but all such separate counterparts shall constitute only one and the same instrument.

Section 13. Except as governed by federal law, the validity, construction and enforceability of this Agreement shall be governed in all respects by the laws of the State of New Jersey without regard to its conflicts of laws or rules.

Section 14. 1st Constitution Bank and Lakeland Bank agree that the merger shall not occur under this Agreement until after the effective time of the Holding Company Merger.

[Signature page follows.]

WITNESS, the signatures and seals of the merging banks effective as of the      day of                     , 2021, each set by its chairman, president or a vice president and attested to by its cashier or secretary, pursuant to a resolution of its board of directors, acting by a majority.

ATTEST:	LAKELAND BANK

By:
Timothy J. Matteson, Corporate Secretary		Thomas J. Shara, President and CEO

ATTEST:	1ST CONSTITUTION BANK

By:
William M. Rue, Corporate Secretary		Robert F. Mangano, President and CEO

STATE OF NEW JERSEY	)
: ss.
COUNTY OF PASSAIC	)

On this      day of                     , 2021, before me, a Notary Public for this state and county, personally came Thomas J. Shara, as President and CEO, and Timothy J. Matteson, as Corporate Secretary of Lakeland Bank, and each in his capacity acknowledged this instrument to be the act and deed of the bank and the seal affixed to it to be its seal.

WITNESS my official seal and signature this day and year.

(Seal of Notary)

STATE OF NEW JERSEY	)
:ss.
COUNTY OF	)

On this      day of     , 2021, before me, a Notary Public for this state and county, personally came Robert F. Mangano, as President and CEO, and William M. Rue, as Corporate Secretary of 1st Constitution Bank, and each in his/her capacity acknowledged this instrument to be the act and deed of the bank and the seal affixed to it to be its seal.

WITNESS my official seal and signature this day and year.

(Seal of Notary)

Annex B

July 11, 2021

Board of Directors

1st Constitution Bancorp

2650 Route 130

Cranbury, NJ 08512

Members of the Board of Directors:

We understand that Lakeland Bancorp, Inc. (“Lakeland”) and 1st Constitution Bancorp (the “Company”), propose to enter into the Agreement (defined below) pursuant to which, among other things, the Company will be merged with and into Lakeland (the “Transaction”) and that, in connection with the Transaction, each outstanding share of the Company’s common stock, no par value per share (the “Company Common Stock”), other than Excluded Shares (as defined below) will be converted into the right to receive 1.3577 shares of common stock, no par value per share, of Lakeland (“Lakeland Common Stock”) (the “Merger Consideration”). “Excluded Shares” means shares of Company Common Stock (i) held by the Company as treasury stock, or (ii) owned directly or indirectly by Lakeland or the Company or any of their respective subsidiaries (other than, in the case of clause (ii), shares in trust accounts, managed accounts and the like for the benefit of customers or shares held in satisfaction of a debt previously contracted). The Board of Directors of the Company (the “Board”) has requested that Raymond James & Associates, Inc. (“Raymond James”) provide an opinion (the “Opinion”) to the Board as to whether, as of the date hereof, the Merger Consideration to be received by the holders of Company Common Stock (other than Excluded Shares) in the Transaction pursuant to the Agreement is fair from a financial point of view to such holders. For purposes of this Opinion, and with your consent, we have assumed that as of the date of this Opinion there are approximately 10.3 million shares of Company Common Stock issued and outstanding and approximately 50.6 million shares of Lakeland Common Stock issued and outstanding.

In connection with our review of the proposed Transaction and the preparation of this Opinion, we have, among other things:

1.	reviewed the financial terms and conditions as stated in the draft of the Agreement and Plan of Merger dated as of July 10, 2021 (the “Agreement”);

2.

reviewed certain information related to the historical condition and prospects of the Company and Lakeland, as made available to Raymond James by or on behalf of the Company, including, but not limited to, (a) financial projections prepared by the management of the Company and Lakeland (together, the “Projections”), and (b) certain forecasts and estimates of potential cost savings, operating efficiencies, revenue effects, and other adjustments expected to result from the Transaction, as prepared by management of Lakeland (the “Pro Forma Financial Adjustments”);

3.	reviewed the Company’s and Lakeland’s audited financial statements for years ended December 31, 2020 and unaudited financial statements for the three month period ended March 31, 2021;

4.	reviewed the Company’s and Lakeland’s recent public filings and certain other publicly available information regarding the Company and Lakeland;

5.	reviewed the financial and operating performance of the Company and Lakeland and those of other selected public companies that we deemed to be relevant;

6.	considered certain publicly available financial terms of certain transactions we deemed to be relevant;

7.

reviewed the current and historical market prices and trading volume of the shares of Company Common Stock and of the shares of Lakeland Common Stock, and the current market prices of the publicly traded securities of certain other companies that we deemed to be relevant;

Board of Directors

1st Constitution Bancorp

July 11, 2021

8.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate;

9.

received a certificate addressed to Raymond James from a member of senior management of the Company regarding, among other things, the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, Raymond James by or on behalf of the Company; and

10.

discussed with members of the senior management of the Company certain information relating to the aforementioned and any other matters which we have deemed relevant to our inquiry including, but not limited to, the past and current business operations of the Company and the financial condition and future prospects and operations of the Company.

With your consent, we have assumed and relied upon the accuracy and completeness of all information, whether publicly available, supplied by or on behalf of the Company or otherwise reviewed by or discussed with us, and we have undertaken no duty or responsibility to, nor did we, independently verify any of such information. We have not made or obtained an independent appraisal or valuation of the assets or liabilities (fixed, contingent, derivative, off balance sheet or otherwise) of the Company, and have not been furnished or provided with any such appraisals or valuations. We have not evaluated the adequacy of the loan or lease reserves of the Lakeland or the Company, and we have assumed, with your consent, that Lakeland’s and the Company’s allowances for loan and lease losses are in the aggregate adequate to cover such losses. Accordingly, we express no opinion with respect to the foregoing. With respect to the Projections, the Pro Forma Financial Adjustments, and any other information and data provided to or otherwise reviewed by or discussed with us, we have, with your consent, assumed that the Projections, the Pro Forma Financial Adjustments, and such other information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of the Company, and we have relied upon the Company to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review. We express no opinion with respect to the Projections, the Pro Forma Financial Adjustments, or the assumptions on which they are based. We have assumed that the final form of the Agreement will be substantially similar to the draft reviewed by us, and that the Transaction will be consummated in accordance with the terms of the Agreement without waiver or amendment of any conditions thereto. Furthermore, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct and that each such party will perform all of the covenants and agreements required to be performed by it under the Agreement without being waived. We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Transaction or the Company that would be material to our analyses or this Opinion.

As contemplated by the Agreement, we have assumed that the Transaction will qualify as a “reorganization” under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended, and the regulations and formal guidance issued thereunder.

Our opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to us as of July 9, 2021 and any material change in such circumstances and conditions would require a reevaluation of this Opinion, which we are under no obligation to undertake. We have relied upon and assumed,

Board of Directors

1st Constitution Bancorp

July 11, 2021

without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading in any material respect.

As you are aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on the Transaction, the Company or Lakeland and this Opinion does not purport to address potential developments in any such markets. As you are aware, there is significant uncertainty as to the potential direct and indirect business, financial, legal, economic and social implications and consequences of the spread of the coronavirus and associated illnesses and the actions and measures that countries, governments, regulatory agencies, central banks, international financing and funding organizations, stock markets, businesses and individuals may take to address the spread of the coronavirus and associated illnesses including, without limitation, those actions and measures pertaining to fiscal or monetary policies, legal and regulatory matters and the credit, financial and stock markets (collectively, the “Pandemic Effects”). We express no opinion or view as to the potential impact of the Pandemic Effects on our analysis, this Opinion, the Transaction, the Company or Lakeland.

We express no opinion as to the underlying business decision to effect the Transaction, the structure or tax consequences of the Transaction or the availability or advisability of any alternatives to the Transaction. We provided advice solely to the Board with respect to the proposed Transaction. We did not, however, recommend any specific amount of consideration or that any specific consideration constituted the only appropriate consideration for the Transaction. This letter does not express any opinion as to the likely trading range of Lakeland Common Stock following the Transaction, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of Lakeland at that time. Our opinion is limited to the fairness, from a financial point of view, of the Merger Consideration to be received by the holders of Company Common Stock (other than Excluded Shares).

We express no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Board to approve or consummate the Transaction. Furthermore, no opinion, counsel or interpretation is intended by Raymond James to apply to matters that require legal, accounting or tax advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the Company’s appropriate professional sources. Furthermore, we have relied, with the consent of the Board, on the fact that the Company has been assisted by legal, accounting and tax advisors and we have, with the consent of the Board, relied upon and assumed the accuracy and completeness of the assessments by the Company and its advisors as to all legal, accounting and tax matters with respect to the Company and the Transaction, including, without limitation, that the Transaction will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

In formulating our opinion, we have considered only what we understand to be the Merger Consideration to be received by the holders of the Company’s Common Stock as is described above and we did not consider and we express no opinion on the fairness of the amount or nature of any compensation to be paid or payable to any of the Company’s officers, directors or employees, or class of such persons, whether relative to the compensation received by the holders of the Company’s Common Stock or otherwise. We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (1) the fairness of the Transaction to the holders of any class of securities, creditors, or other constituencies of the Company, or to any other party, except and only to the extent expressly set forth in the last sentence of this Opinion or (2) the

Board of Directors

1st Constitution Bancorp

July 11, 2021

fairness of the Transaction to any one class or group of the Company’s or any other party’s security holders or other constituencies vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration to be received in the Transaction amongst or within such classes or groups of security holders or other constituents). We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or Lakeland or the ability of the Company or Lakeland to pay their respective obligations when they come due.

The delivery of this opinion was approved by an opinion committee of Raymond James.

Raymond James has been engaged to render financial advisory services to the Company in connection with the proposed Transaction and will receive a fee (the “Transaction Fee”) as compensation for these services, a substantial portion of which is contingent upon consummation of the Transaction. Upon the delivery of this Opinion, Raymond James will receive an additional fee, which is to be credited to any Transaction Fee but which is not contingent upon the successful completion of the Transaction or on the conclusion reached herein. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us against certain liabilities arising out of our engagement.

During the two years preceding the date of this letter, Raymond James has (i) provided certain investment banking and financial advisory services to the Company for which Raymond James has received a retainer, (ii) engaged in, and may continue to engage in, fixed income trading activity with 1st Constitution Bank, a subsidiary of the Company, for which it has earned income, (iii) engaged in, and may continue to engage in, fixed income trading activity with Lakeland Bank, a subsidiary of the Lakeland, for which it has earned income, and (iv) provided services to Lakeland in connection with a share repurchase program, for which Raymond James was paid commissions and may be paid commissions in the future. In addition, during the two years preceding the date of this letter, an affiliate of Raymond James provided, and continues to provide, services to Lakeland and its affiliates relating to its wealth management business, for which the Raymond James affiliate has received commissions and fees.

In the ordinary course of our business, Raymond James may trade in the securities of the Company and Lakeland for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. Furthermore, Raymond James may provide investment banking, financial advisory and other financial services to the Company and/or Lakeland or other participants in the Transaction in the future, for which Raymond James may receive compensation.

It is understood that this letter is for the information of the Board (solely in each director’s capacity as such) in evaluating the proposed Transaction and does not constitute a recommendation to the Board or any shareholder of the Company or Lakeland regarding how said shareholder should act or vote with respect to the proposed Transaction or any other matter. Furthermore, this letter should not be construed as creating any fiduciary duty on the part of Raymond James to any such party. This Opinion may not be disclosed, published, reproduced, quoted, summarized, referred to at any time, in any manner, or used for any other purpose, nor shall any references to Raymond James or any of its affiliates be made, without our prior written consent, except that this Opinion may be disclosed in and filed with a proxy statement used in connection with the Transaction that is required to be filed by the Company and Lakeland with the Securities and Exchange Commission, provided that this Opinion is quoted in full in such proxy statement.

Board of Directors

1st Constitution Bancorp

July 11, 2021

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be received by the holders of Company Common Stock (other than Excluded Shares) in the Transaction pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

RAYMOND JAMES & ASSOCIATES, INC.

Annex C

July 9, 2021

The Board of Directors

Lakeland Bancorp, Inc.

250 Oak Ridge Rd.,

Oak Ridge, NJ 07438

Members of the Board:

You have requested the opinion of Keefe, Bruyette & Woods, Inc. (“KBW” or “we”) as investment bankers as to the fairness, from a financial point of view, to Lakeland Bancorp, Inc. (“Lakeland”) of the Exchange Ratio (as defined below) in the proposed merger (the “Merger”) of 1st Constitution Bancorp (“1st Constitution”) with and into Lakeland, pursuant to the Agreement and Plan of Merger (the “Agreement”) to be entered into by and between Lakeland and 1st Constitution. Pursuant to the Agreement and subject to the terms, conditions and limitations set forth therein, at the Effective Time (as defined in the Agreement), by virtue of the Merger and without any action on the part of Lakeland, 1st Constitution or any shareholder of 1st Constitution, each share of common stock, no par value per share, of 1st Constitution (“1st Constitution Common Stock”) issued and outstanding immediately prior to the Effective Time (other than shares of 1st Constitution Common Stock (i) held by 1st Constitution as treasury stock or (ii) owned directly or indirectly by Lakeland or 1st Constitution or any of their respective subsidiaries (other than, in the case of clause (ii), shares in trust accounts, managed accounts and the like for the benefit of customers or shares held in satisfaction of a debt previously contracted)) shall be converted into the right to receive 1.3577 shares of common stock, no par value per share, of Lakeland (“Lakeland Common Stock”). The ratio of 1.3577 shares of Lakeland Common Stock for one share of 1st Constitution Common Stock is referred to herein as the “Exchange Ratio.” The terms and conditions of the Merger are more fully set forth in the Agreement.

The Agreement further provides that, immediately following the Effective Time, 1st Constitution Bank, a wholly-owned subsidiary of 1st Constitution, will merge with and into Lakeland Bank, a wholly-owned subsidiary of Lakeland, pursuant to a separate merger agreement (such transaction, the “Bank Merger”).

KBW has acted as financial advisor to Lakeland and not as an advisor to or agent of any other person. As part of our investment banking business, we are continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. We and our affiliates, in the ordinary course of our and their broker-dealer businesses (and further to existing sales and trading relationships between a KBW broker-dealer affiliate and Lakeland), may from time to time purchase securities from, and sell securities to, Lakeland and 1st Constitution. In addition, as market makers in securities, we and our affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of Lakeland or 1st Constitution for our and their own accounts and for the accounts of our and their respective customers and clients. We have acted exclusively for the board of directors of Lakeland (the “Board”) in rendering this opinion and will receive a fee from Lakeland for our services. A portion of our fee is payable upon the rendering of this opinion, and a significant portion is contingent upon the successful completion of the Merger. In addition, Lakeland has agreed to indemnify us for certain liabilities arising out of our engagement.

The Board of Directors – Lakeland Bancorp, Inc.

July 9, 2021

Other than in connection with this present engagement, in the past two years, KBW has not provided investment banking or financial advisory services to Lakeland. In the past two years, KBW has not provided investment banking or financial advisory services to 1st Constitution. We may in the future provide investment banking and financial advisory services to Lakeland or 1st Constitution and receive compensation for such services.

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Lakeland and 1st Constitution and bearing upon the Merger, including among other things, the following: (i) a draft of the Agreement dated July 8, 2021 (the most recent draft made available to us); (ii) the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2020 of Lakeland; (iii) the unaudited quarterly financial statements and Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 of Lakeland; (iv) the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2020 of 1st Constitution; (v) the unaudited quarterly financial statements and Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 of 1st Constitution; (vi) certain regulatory filings of Lakeland and 1st Constitution and their respective subsidiaries, including, as applicable, the quarterly reports on Form FR Y-9C or FR Y-9SP and quarterly call reports filed with respect to each quarter during the three-year period ended December 31, 2020 as well as the quarter ended March 31, 2021; (vii) certain other interim reports and other communications of Lakeland and 1st Constitution to their respective shareholders; and (viii) other financial information concerning the respective businesses and operations of Lakeland and 1st Constitution furnished to us by Lakeland and 1st Constitution or which we were otherwise directed to use for purposes of our analysis. Our consideration of financial information and other factors that we deemed appropriate under the circumstances or relevant to our analyses included, among others, the following: (i) the historical and current financial position and results of operations of Lakeland and 1st Constitution; (ii) the assets and liabilities of Lakeland and 1st Constitution; (iii) the nature and terms of certain other merger transactions and business combinations in the banking industry; (iv) a comparison of certain financial and stock market information of Lakeland and 1st Constitution with similar information for certain other companies, the securities of which are publicly traded; (v) financial and operating forecasts and projections of 1st Constitution with respect to calendar years 2021 through 2025 that were prepared by 1st Constitution management, provided to and discussed with us by such management, and used and relied upon by us based on such discussions, at the direction of Lakeland management and with the consent of the Board; (vi) publicly available consensus “street estimates” of Lakeland, as well as assumed long-term growth rates for Lakeland and, with respect to calendar years 2026 and 2027, 1st Constitution provided to us by Lakeland management, all of which information was discussed with us by such management and used and relied upon by us at the direction of such management and with the consent of the Board; and (vii) estimates regarding certain pro forma financial effects of the Merger on Lakeland (including without limitation the cost savings, related expenses and operating synergies expected to result or be derived from the Merger) that were prepared by Lakeland management, provided to and discussed with us by such management, and used and relied upon by us at the direction of such management and with the consent of the Board. We have also performed such other studies and analyses as we considered appropriate and have taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. We have also participated in discussions held by the managements of Lakeland and 1st Constitution regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry.

In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was provided to or discussed with us or that was publicly available and we have not independently verified the accuracy or completeness of any such information

The Board of Directors – Lakeland Bancorp, Inc.

July 9, 2021

or assumed any responsibility or liability for such verification, accuracy or completeness. We have relied, with the consent of Lakeland, upon the management of 1st Constitution as to the reasonableness and achievability of the financial and operating forecasts and projections of 1st Constitution referred to above (and the assumptions and bases therefor), and we have assumed that such forecasts and projections have been reasonably prepared and represent the best currently available estimates and judgments of such management and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such management. We have further relied upon Lakeland management as to the reasonableness and achievability of the publicly available consensus “street estimates” of Lakeland, the assumed Lakeland and 1st Constitution long-term growth rates, and the estimates regarding certain pro forma financial effects of the Merger on Lakeland (including, without limitation, the cost savings, related expenses and operating synergies expected to result or be derived from the Merger), all as referred to above (and the assumptions and bases for all such information), and we have assumed that all such information has been reasonably prepared and represents, or in the case of the publicly available consensus “street estimates” of Lakeland referred to above that such estimates are consistent with, the best currently available estimates and judgments of Lakeland management and that the forecasts, projections and estimates reflected in such information will be realized in the amounts and in the time periods currently estimated.

It is understood that the portion of the foregoing financial information of Lakeland and 1st Constitution that was provided to us was not prepared with the expectation of public disclosure and that all of the foregoing financial information, including the publicly available consensus “street estimates” of Lakeland referred to above, is based on numerous variables and assumptions that are inherently uncertain (including, without limitation, factors related to general economic and competitive conditions, and in particular, assumptions regarding the ongoing COVID-19 pandemic) and, accordingly, actual results could vary significantly from those set forth in such information. We have assumed, based on discussions with the respective managements of Lakeland and 1st Constitution and with the consent of the Board, that all such information provides a reasonable basis upon which we can form our opinion and we express no view as to any such information or the assumptions or bases therefor. Among other things, such information has assumed that the ongoing COVID-19 pandemic could have an adverse impact, which has been assumed to be limited, on Lakeland and 1st Constitution. We have relied on all such information without independent verification or analysis and do not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

We also have assumed that there have been no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Lakeland or 1st Constitution since the date of the last financial statements of each such entity that were made available to us. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, without independent verification and with your consent, that the aggregate allowances for loan and lease losses for each of Lakeland and 1st Constitution are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of Lakeland or 1st Constitution, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor have we examined any individual loan or credit files, nor did we evaluate the solvency, financial capability or fair value of Lakeland or 1st Constitution under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Such estimates are inherently subject to uncertainty and should not be taken as our view of the actual value of any companies or assets.

We have assumed, in all respects material to our analyses, the following: (i) that the Merger and any related transactions (including, without limitation, the Bank Merger) will be completed substantially in accordance with

The Board of Directors – Lakeland Bancorp, Inc.

July 9, 2021

the terms set forth in the Agreement (the final terms of which we have assumed will not differ in any respect material to our analyses from the draft version reviewed by us and referred to above), with no adjustments to the Exchange Ratio and with no other consideration or payments in respect of 1st Constitution Common Stock; (ii) that the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iii) that each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) that there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the Merger or any related transactions and that all conditions to the completion of the Merger and any related transactions will be satisfied without any waivers or modifications to the Agreement or any of the related documents; and (v) that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger and any related transactions, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of Lakeland, 1st Constitution or the pro forma entity, or the contemplated benefits of the Merger, including without limitation the cost savings, related expenses and operating synergies expected to result or be derived from the Merger. We have assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further been advised by representatives of Lakeland that Lakeland has relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Lakeland, 1st Constitution, the Merger and any related transaction, and the Agreement. KBW has not provided advice with respect to any such matters.

This opinion addresses only the fairness, from a financial point of view, as of the date hereof, of the Exchange Ratio in the Merger to Lakeland. We express no view or opinion as to any other terms or aspects of the Merger or any term or aspect of any related transaction (including the Bank Merger), including without limitation, the form or structure of the Merger or any such related transaction, any consequences of the Merger or any such related transaction to Lakeland, its shareholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, consulting, voting, support, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Merger, any such related transaction, or otherwise. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. As you are aware, there is currently widespread disruption, extraordinary uncertainty and unusual volatility arising from the effects of the COVID-19 pandemic, including the effect of evolving governmental interventions and non-interventions. It is understood that subsequent developments may affect the conclusion reached in this opinion and that KBW does not have an obligation to update, revise or reaffirm this opinion. Our opinion does not address, and we express no view or opinion with respect to, (i) the underlying business decision of Lakeland to engage in the Merger or enter into the Agreement, (ii) the relative merits of the Merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by Lakeland or the Board, (iii) any business, operational or other plans with respect to 1st Constitution or the pro forma entity that may be currently contemplated by Lakeland or the Board or that may be implemented by Lakeland or the Board subsequent to the closing of the Merger, (iv) the fairness of the amount or nature of any compensation to any of Lakeland’s officers, directors or employees, or any class of such persons, relative to any compensation to the holders of Lakeland Common Stock or relative to the Exchange Ratio, (v) the effect of the Merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of Lakeland, 1st Constitution or any other party to any transaction contemplated by the Agreement, (vi) the actual value of Lakeland Common Stock to be issued in connection with the Merger, (vii) the prices, trading range or volume at which Lakeland Common Stock or 1st Constitution Common Stock will trade following the public announcement of the Merger or the prices, trading range or

The Board of Directors – Lakeland Bancorp, Inc.

July 9, 2021

volume at which Lakeland Common Stock will trade following the consummation of the Merger, (viii) any advice or opinions provided by any other advisor to any of the parties to the Merger or any other transaction contemplated by the Agreement, or (ix) any legal, regulatory, accounting, tax or similar matters relating to Lakeland, 1st Constitution, any of their respective shareholders, or relating to or arising out of or as a consequence of the Merger or any other related transaction, including whether or not the Merger will qualify as a tax-free reorganization for United States federal income tax purposes.

This opinion is for the information of, and is directed to, the Board (in its capacity as such) in connection with its consideration of the financial terms of the Merger. This opinion does not constitute a recommendation to the Board as to how it should vote on the Merger or to any holder of Lakeland Common Stock or any shareholder of any other entity as to how to vote in connection with the Merger or any other matter, nor does it constitute a recommendation as to whether or not any such shareholder should enter into a voting, shareholders’, affiliates’ or other agreement with respect to the Merger or exercise any dissenters’ or appraisal rights that may be available to such shareholder.

This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio in the Merger is fair, from a financial point of view, to Lakeland.

Very truly yours,

Keefe, Bruyette & Woods, Inc.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Subsection (2) of Section 3-5, Title 14A of the New Jersey Business Corporation Act empowers a corporation to indemnify a corporate agent who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative (other than an action by or in the right of the corporation) against reasonable costs (including attorneys’ fees), judgments, fines, penalties and amounts paid in settlement incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. For purposes of the Act, a “corporate agent” means any person who is or was a director, officer, employee or agent of the corporation or a person serving at the request of the corporation as a director, officer, trustee, employee or agent of another corporation or enterprise.

Subsection (3) of Section 3-5 empowers a corporation to indemnify a corporate agent against reasonable costs (including attorneys’ fees) incurred by him in connection with any proceeding by or in the right of the corporation to procure a judgment in its favor which involves such corporate agent by reason of the fact that he is or was a corporate agent if he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Superior Court of New Jersey or the court in which such action or suit was brought shall determine that despite the adjudication of liability, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Subsection (4) of Section 3-5 provides that to the extent that a corporate agent has been successful in the defense of any action, suit or proceeding referred to in subsections (2) and (3) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) incurred by him in connection therewith.

Subsection (5) of Section 3-5 provides that a corporation may indemnify a corporate agent in a specific case if it is determined that indemnification is proper because the corporate agent met the applicable standard of conduct, and such determination is made by any of the following: (a) the board of directors or a committee thereof, acting by a majority vote of a quorum consisting of disinterested directors; (b) independent legal counsel, if there is no quorum of disinterested directors or if the disinterested directors empower counsel to make the determination; or (c) the shareholders.

Subsection (8) of Section 3-5 provides that the indemnification provisions in the law shall not exclude any other rights to indemnification that a director or officer may be entitled to under a provision of the certificate of incorporation, a by-law, an agreement, a vote of shareholders, or otherwise. That subsection explicitly permits indemnification for liabilities and expenses incurred in proceedings brought by or in the right of the corporation (derivative proceedings). The only limit on indemnification of directors and officers imposed by that subsection is that a corporation may not indemnify a director or officer if a judgment has established that the director’s or officer’s acts or omissions were a breach of his or her duty of loyalty, not in good faith, involved a knowing violation of the law, or resulted in receipt by the corporate agent of an improper personal benefit.

Subsection (9) of Section 3-5 provides that a corporation is empowered to purchase and maintain insurance on behalf of a director or officer against any expenses or liabilities incurred in any proceeding by reason of that person being or having been a director or officer, whether or not the corporation would have the power to indemnify that person against expenses and liabilities under other provisions of the law.

The Registrant’s Restated Certificate of Incorporation contains the following provision:

“A director or an officer of the corporation shall not be personally liable to the corporation or its shareholders for the breach of any duty owed to the corporation or its shareholders except to the extent that an exemption from personal liability is not permitted by the New Jersey Business Corporation Act. Any expenses incurred by a director or officer of the corporation in connection with a proceeding involving the director or officer may be paid by the corporation in advance of final disposition of the proceeding, provided the director or officer undertakes to repay such amount unless it shall ultimately be determined that he or she is entitled to indemnification.”

The Registrant’s Bylaws contain the following provisions regarding indemnification:

“Any person and his or her heirs, executors, or administrators, may be indemnified or reimbursed by the Corporation for reasonable expenses actually incurred in connection with any threatened, pending or completed action, suit or proceeding, civil, administrative, investigative or criminal, in which any of them shall have been made a party by reason of a person being or having been a director, officer, or employee of the Corporation or of any firm, corporation, or organization which that person served in any such capacity at the request of the Corporation; provided, that person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the Corporation and with respect to criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful and, provided further, that no such person shall be so indemnified or reimbursed in relation to any matter in such action, suit, or proceeding which has been made the subject of a compromise settlement except with the approval of a court of competent jurisdiction, or the holders of record of a majority of the outstanding shares of the Corporation, or the board of directors, acting by vote of Directors not parties to the same or substantially the same action, suit, or proceeding constituting a majority of the whole number of Directors. The foregoing right of indemnification or reimbursement shall not be exclusive of other rights to which such a person and his or her heirs, executors, or administrators may be entitled as a matter of law.

“The Corporation may, upon the affirmative vote of a majority of its board of directors, purchase insurance for the purpose of indemnifying its Directors, officers, and other employees to the extent that such indemnifications are allowed in the preceding paragraph. Such insurance may, but need not, be for the benefit of all Directors, officers, or employee.”

The Registrant currently maintains directors’ and officers’ liability coverage which will insure the Registrant’s directors and officers and the directors and officers of its subsidiaries in certain circumstances.

Item 21. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of July 11, 2021, by and between Lakeland Bancorp, Inc. and 1st Constitution Bancorp. See Annex A of the joint proxy statement/prospectus included in this registration statement

3.1	Registrant’s Restated Certificate of Incorporation, dated July 24, 2018, is incorporated by reference to Exhibit 3.1 to Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018

3.2	Registrant’s Amended and Restated Bylaws are incorporated by reference to Exhibit 3.1 to Registrant’s Current Report on Form 8-K filed with the SEC on April 9, 2020

5.1	Opinion of Luse Gorman, PC, as to the legality of the securities being issued*

Exhibit No.	Description

8.1	Opinion of Luse Gorman, PC, concerning tax matters

8.2	Opinion of Day Pitney LLP, concerning tax matters

10.1	Form of Voting Agreement, dated July 11, 2021, by and between Lakeland Bancorp, Inc. and certain shareholders of 1st Constitution Bancorp (filed as Exhibit A to the Merger Agreement filed as Exhibit 2.1 to the Lakeland Bancorp, Inc. Current Report on Form 8-K (File no. 001-17820) on July 12, 2021)*

23.1	Consent of KPMG LLP

23.2	Consent of BDO USA, LLP

23.3	Consent of Luse Gorman, PC (contained in Exhibit 5.1 and Exhibit 8.1)

23.4	Consent of Day Pitney LLP (contained in Exhibit 8.2)

24.1	Power of Attorney (included on the signature pages hereto)

99.1	Consent of Robert F. Mangano as a proposed director of Lakeland Bancorp, Inc.*

99.2	Consent of Keefe, Bruyette & Woods, Inc.*

99.3	Consent of Raymond James & Associates, Inc.*

99.4	Form of Lakeland Bancorp, Inc. proxy card

99.5	Form of 1st Constitution Bancorp proxy card

*	Previously filed.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because they are not applicable or because the required information is contained in the financial statements or notes thereto or incorporated by reference therein.

Item 22. Undertakings

(a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(d) The Registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (c) immediately preceding, or (ii) that purports to meet the requirements of Section l0(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

(f) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

(g) The undersigned Registrant hereby undertakes:

1. To file during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Oak Ridge, State of New Jersey, on the 13th day of October, 2021.

LAKELAND BANCORP, INC.

By:	/s/ Thomas J. Shara
Thomas J. Shara
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated below.

Signature	Title	Date

/s/ Thomas J. Shara Thomas J. Shara	President and Chief Executive Officer and Director (Principal Executive Officer)	October 13, 2021

/s/ Thomas F. Splaine, Jr. Thomas F. Splaine, Jr.	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	October 13, 2021

* Bruce D. Bohuny	Director	October 13, 2021

* Mary Ann Deacon	Chairman of the Board	October 13, 2021

* Brian Flynn	Director	October 13, 2021

* Mark Fredericks	Director	October 13, 2021

* Brian Gragnolati	Director	October 13, 2021

* James E. Hanson II	Director	October 13, 2021

* Janeth C. Hendershot	Director	October 13, 2021

* Lawrence R. Inserra, Jr.	Director	October 13, 2021

* Robert E. McCracken	Director	October 13, 2021

* Robert B. Nicholson, III	Director	October 13, 2021

*	Pursuant to the Power of Attorney contained in the signature page to the Registration Statement on Form S-4 of Lakeland Bancorp, Inc. filed on August 27, 2021.

/s/ Thomas J. Shara Thomas J. Shara